Form 10-K, Exhibit 13
period 1996-12-31
PMI GROUP INC
filed 1997-03-31
CIK 935724

                                                                    EXHIBIT 13.1

I N D E X  T O  F I N A N C I A L S











           32     Five Year Summary of Financial Data

           33     Management's Discussion and Analysis of Financial
                   Condition and Results of Operations

           42     Consolidated Statements of Operations

           43     Consolidated Balance Sheets

           44     Consolidated Statements of Shareholders' Equity

           45     Consolidated Statements of Cash Flows

           47     Notes to Consolidated Financial Statements

           61     Report of Management

           61     Report of Independent Auditors

F I V E   Y E A R  S U M M A R Y  O F  F I N A N C I A L  D A T A

   (In thousands, except per share data)         1996              1995              1994               1993              1992
                                                 ----              ----              ----               ----              ----
SUMMARY OF CONSOLIDATED OPERATIONS:
  Net premiums written                      $   403,020        $   314,021       $   277,747       $   291,089       $   208,602
                                            ===========        ===========       ===========       ===========       ===========

  Premiums earned                           $   412,738        $   328,756       $   296,345       $   268,554       $   173,039
  Investment income, less
    investment expense                           67,442             62,041            56,774            45,733            40,847
  Realized capital gains
    and losses                                   14,296             11,934             3,064             1,229               686
  Other income                                    6,948              2,309             3,802                --                --
                                            -----------        -----------       -----------       -----------       -----------
  Total revenues                                501,424            405,040           359,985           315,516           214,572
  Total losses and expenses                     279,318            224,499           221,434           202,543           119,912
                                            -----------        -----------       -----------       -----------       -----------
  Income from continuing operations
    before income taxes                         222,106            180,541           138,551           112,973            94,660
  Income tax expense
    (benefit)*                                   64,188             45,310            32,419            24,305           (10,911)
                                            -----------        -----------       -----------       -----------       -----------
  Income from continuing
    operations*                                 157,918            135,231           106,132            88,668           105,571
  Income (loss) from discontinued
    operations                                       --                 --                --           (28,863)            6,726
                                            -----------        -----------       -----------       -----------       -----------
  Net income                                $   157,918        $   135,231       $   106,132       $    59,805       $   112,297
                                            ===========        ===========       ===========       ===========       ===========
MORTGAGE INSURANCE OPERATING RATIOS:
  Loss ratio                                       41.9%              38.5%             40.5%             41.4%             33.2%
  Expense ratio                                    18.4%              24.9%             30.1%             28.2%             27.0%
                                                  -----              -----             -----             -----             -----
  Combined ratio                                   60.3%              63.4%             70.6%             69.6%             60.2%
                                                  =====              =====             =====             =====             =====

CONSOLIDATED BALANCE SHEET DATA:
  Total assets                              $ 1,509,919        $ 1,304,440       $ 1,097,421       $   985,129       $   815,136
  Reserve for losses and
    loss adjustment expenses                $   199,774        $   192,087       $   173,885       $   135,471       $    94,002
  Long-term obligations                     $    99,342                 --                --                --                --
  Shareholders' equity                      $   986,862        $   870,503       $   687,178       $   575,300       $   513,583

PER SHARE DATA:
  Income from continuing
    operations                              $      4.51        $      3.85       $      3.03       $      2.53       $      3.02
  Income (loss) from
    discontinued operations                          --                 --                --             (0.82)             0.19
                                            -----------        -----------       -----------       -----------       -----------
  Net income                                $      4.51        $      3.85       $      3.03       $      1.71       $      3.21
                                            ===========        ===========       ===========       ===========       ===========
  Shareholders' equity                      $     28.60        $     24.87       $     19.63       $     16.44       $     14.67
  Cash dividends declared                   $      0.20        $      0.15                --                --                --

PMI OPERATING AND STATUTORY DATA:
  Number of policies in force                   700,084            657,800           612,806           543,924           428,745
  Default rate                                     2.19%              1.98%             1.88%             1.81%             2.03%
  Persistency                                      83.3%              86.4%             83.6%             70.0%             74.6%
  Direct primary insurance
    in force (in millions)                  $    77,312        $    71,430       $    65,982       $    56,991       $    43,698
  Direct primary risk in
    force (in millions)                     $    17,336        $    15,130       $    13,243       $    11,267       $     8,676
  Statutory capital                         $   988,475        $   824,156       $   659,402       $   494,621       $   456,931
  Risk-to-capital ratio                          15.9:1             15.8:1            17.7:1            20.8:1            19.0:1

  Total PMI employees                               586                578               586               632               529

*  During 1991, the Company increased its tax liabilities and income tax expenses by $40.9 million in light of an unfavorable judgment by the U.S. Tax Court. In 1992, the 1991 judgment was overturned, and the Company reevaluated its tax balances and reduced its tax liabilities and income tax expense by $30.9 million.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS



RESULTS OF CONSOLIDATED OPERATIONS
1996 VERSUS 1995

Consolidated net income in 1996 was $157.9 million, a 16.8% increase over net income of $135.2 million in 1995. The increase was attributable to increases primarily in premiums earned and secondarily in investment income (including capital gains) of 25.5% and 10.5%, respectively, partially offset by increases primarily in losses and loss adjustment expenses and secondarily in underwriting and other expenses (including interest expense) of 35.1% and 13.7%, respectively. Premiums earned increased primarily from the ongoing mortgage insurance operations, secondarily from a one time impact of a cancellation of a quota share treaty with its primary reinsurers, and also from the title insurance operations. Earnings per share were $4.51 in 1996 compared with $3.85 in 1995, a 17.1% increase. Excluding capital gains, earnings per share were $4.24 in 1996 compared with $3.63 in 1995, a 16.8% increase. Revenues in 1996 were $501.4 million, a 23.8% increase over revenues of $405.0 million in 1995.

PMI Mortgage Insurance Co.'s ("PMI") new insurance written ("NIW") totaled $17.9 billion in 1996 compared with $14.5 billion in 1995, a 23.4% increase. The increase in NIW resulted primarily from the number of new mortgage insurance policies issued increasing by 19.5%, to 142,900 policies in 1996 from 119,600 policies in 1995, and secondarily from an increase in the average loan size to $125,100 from $120,900. NIW net of quota share reinsurance increased by 39.3% to $17.0 billion in 1996 from $12.2 billion in 1995. This increase was affected by three factors: first, the increase in gross NIW; second, effective for new policies written in 1996, PMI reduced its percentage of quota share cessions from approximately 15% in 1995 to 5% in 1996; third, effective December 31, 1996 PMI terminated and commuted its reinsurance agreement with its primary reinsurers, Centre Reinsurance Company of New York and Centre Reinsurance International Company, collectively referred to as "Centre Re". The impact of the Centre Re commutation is described below.

One of the factors contributing to the increase in new policies issued was growth in market share in 1996 compared with 1995. PMI's market share of NIW increased to 14.1% during 1996 from 13.2% in 1995. On a combined basis with CMG Mortgage Insurance Company ("CMG"), market share increased to 14.7% in 1996 compared with 13.5% in 1995. CMG is a 45% owned affiliate of PMI and is accounted for on the equity method in the Company's consolidated financial statements. A second factor was the growth in the total number of insurable loan originations in the mortgage insurance industry in 1996 compared with 1995, which was caused by increases in the purchase market and refinancing activity primarily in the first half of 1996. Refinancing as a percentage of PMI's NIW increased by 5.4 percentage points, to 16.9% in 1996 from 11.5% in 1995. Consistent with the industry, PMI experienced a significantly higher level of refinance business in the first half of 1996 as compared with the second half of 1996.

PMI (excluding CMG) experienced a drop in market share of NIW from the third quarter of 1996 to the fourth quarter of 1996, from 14.7% to 13.7%. It is management's conclusion that this drop in market share was due to increases in product competition, including the availability of a pool insurance product not offered by PMI. During the first quarter of 1997, competitive pressures continued to adversely impact market share, and management expects this trend to continue into the second quarter of 1997. See Cautionary Statement.

PMI's persistency rate (percentage of insurance remaining in force from one year prior) decreased 3.1 percentage points during 1996, and stands at 83.3% as of December 31, 1996 compared with 86.4% as of December 31, 1995. The persistency rate leveled off in the second quarter of 1996 and experienced slight but consistent improvements in the third and fourth quarters. This trend is consistent with PMI's refinancing activity during 1996. Insurance in force grew at a rate of 8.3% during 1996 to a total of $77.3 billion at December 31, 1996 compared with $71.4 billion at December 31, 1995. The higher level of NIW in 1996 compared with 1995, coupled with the slight rebound in persistency during the second half of 1996, slightly improved the 1996 growth rate of insurance in force to 8.3% over the 1995 rate of 8.2%.

Mortgage insurance net premiums written were $349.8 million in 1996 compared with $273.7 million 1995, an increase of 27.8%. The increase is attributable primarily to the increase in NIW over the 1995 level, secondarily to the Centre Re commutation, and also to higher average premiums resulting from the increasing shift to deep coverage loans, higher average loan sizes and the growth of insurance in force. New premiums written decreased by 15.6% to $21.6 million in 1996 from $25.6 million in 1995, while renewal premiums increased by 22.3% to $345.1 million in 1996 from $282.1 million in 1995. The decrease in new premiums written during 1996 resulted primarily from the continuing shift to the monthly premium product from an annual premium product. The monthly premium plan as a percentage of NIW represented 95.1% of NIW in 1996 compared with 85.2% in 1995, and 96.6% in the fourth quarter of 1996 compared with 91.0% in the corresponding period of 1995.

The increase in average premiums was caused by a continuing shift to mortgages with loan-to-value ratios greater than 90% and equal to or less than 95% ("95s") with increased insurance coverage, partially offset by a decrease in the use of adjustable rate mortgages (ARMs). 95s with 30% coverage increased to 41.8% of NIW in 1996 compared with 34.7% in 1995. Similarly, mortgages with loan-to-value ratios greater than 85% and equal to or less than 90% ("90s") with 25% coverage increased to 41.7% in 1996 compared with 32.9% in 1995. ARMs decreased to 13.4% of NIW in 1996 compared with 21.3% in 1995.

Refunded premiums increased by 24.0% in 1996 to $15.5 million from $12.5 million in 1995. This was due primarily to the increase in policy cancellations related to the growth in mortgage refinancing volume during the first half of 1996. Mortgage insurance ceded premiums were $1.3 million in 1996 compared with $21.5 million in 1995, while PMI's ceded premiums written as a percentage of net new, renewal and refunded premiums decreased to 0.2% in 1996 compared with 9.2% in 1995. The reduction of ceding percentages in 1996 was due primarily to the Centre Re commutation and secondarily to a larger portion of premiums remaining with the Company through the use of Residential Guaranty Co. ("RGC"), a subsidiary of The PMI Group, Inc. ("TPG"), as a reinsurer.

Mortgage insurance premiums earned increased 24.6% to $359.5 million in 1996 from $288.5 million in 1995. This increase is due primarily to the increase in NIW over the 1995 level, secondarily to the Centre Re commutation, and also to the growth in insurance in force in 1996 over 1995, the impact of higher premium rates resulting from the shift to increased insurance coverage products and higher average loan sizes.

The Company's net investment income in 1996 was $67.4 million compared with $62.0 million in 1995, an increase of 8.7%. The increase was primarily attributable to the growth in the average amount of invested assets, which resulted from cash flows generated by operating activities, partially offset by a decrease in the average investment yield (pretax) to 6.1% in 1996 from 6.5% in 1995. Realized capital gains (net of losses) reported an increase over 1995, up 20.2% to $14.3 million in 1996 from $11.9 million in 1995.

Mortgage insurance losses and loss adjustment expenses increased to $150.6 million in 1996 from $111.0 million in 1995, an increase of 35.7%. This increase was due primarily to the growth and maturation of insurance in force, secondarily to the Centre Re commutation, and also to increased claim amounts associated with the higher coverage percentages, higher loan sizes and an increase in the default rate.

The majority of claims under PMI policies have historically occurred during the third through the sixth years after issuance of the policies. Insurance written by PMI from the period January 1, 1991 through December 31, 1994 represents 55.4% of PMI's insurance in force at December 31, 1996, with the 1993 book of business alone representing 22.5%. This substantial volume of PMI's business is in its expected peak claim period. Consistent with increasing coverage percentages and increasing mortgage principal amounts, claim amounts have risen in recent years. Claims paid in 1996 were $130.1 million compared with $93.7 million in 1995. Also, PMI has been experiencing an acceleration in its claim payment process. This acceleration is a result of Fannie Mae's and Freddie Mac's loss mitigation efforts to make earlier determinations regarding delinquent loans and to accelerate the loan foreclosure and claim process. Management believes that this is only an acceleration of the timing of payments, and will not increase the expected number of claims ultimately paid by PMI.

Policies written in California accounted for approximately 73% and 67% of the total dollar amount of claims paid in 1996 and 1995, respectively. Although management expects that during 1997 California will continue to account for the majority of total claims paid, management also anticipates that California claims paid as a percentage of total claims paid will begin to decline consistent with the decline in default rates on PMI's California policies discussed below. Accordingly, management anticipates the average claim size to decrease over the long term.

In addition to claim increases, PMI's default rate has increased to 2.19% at December 31, 1996 from the December 31, 1995 rate of 1.98%. This increase was primarily caused by a growth in the inventory level of notices of delinquency due primarily to the maturation of PMI's 1992 and 1993 books of business. Management expects this trend to continue in 1997. See Cautionary Statement.

Default rates on PMI's California policies decreased to 3.81% at December 31, 1996, from 4.08% at December 31, 1995. Policies written in southern California in the years 1989 through 1993, which are in the historically highest claim period, are also generally believed to have been written at the high point of southern California real estate prices. The California economy continues to recover more slowly than anticipated when the policies were issued. Accordingly, California default rates for each of the policy years since 1989 may continue to experience an average default rate higher than the national average default rate. However, the default rates for California experienced year over year improvements in the third and fourth quarters of 1996, and management expects this trend to continue in 1997. See Cautionary Statement.

Mortgage insurance underwriting and other expenses decreased to $64.4 million in 1996 from $68.0 million in 1995, or 5.3%. This decrease, in contrast to the growth rate in NIW, is primarily the result of management's focus on controlling expenses and the expense ratio, and secondarily to the Centre Re commutation.

The mortgage insurance loss ratio increased to 41.9% in 1996 compared with 38.5% in 1995 due to the increase in losses and loss adjustment expenses discussed above. The expense ratio reported an improvement over 1995, dropping to 18.4% in 1996 from 24.9% in 1995, resulting in a combined ratio of 60.3% in 1996, 3.1 percentage points better than the 1995 ratio of 63.4%. The impact of the Centre Re commutation was to decrease the stated mortgage insurance expense ratio for 1996 by approximately two percentage points and to increase the loss ratio by a corresponding amount. The net impact of the Centre Re commutation was immaterial to the mortgage insurance combined ratio for the year ending December 31, 1996.

Title insurance premiums earned increased 32.0% to $53.2 million in 1996 compared with $40.3 million in 1995. This improvement was due to expansion efforts of the title business, as well as the overall improvement in the volume of residential mortgage originations. Underwriting and other expenses increased 31.5% to $48.0 million in 1996 compared to $36.5 million in 1995. This increase is directly attributable to the increase in premiums earned. The title insurance combined ratio decreased to 93.5% in 1996 from 95.4% in 1995. The title insurance industry expense ratios are much higher than those experienced in the mortgage insurance industry primarily because the commission rates paid to title agencies and attorneys are substantially higher than those paid to mortgage insurance sales agents.

Other income, primarily revenues generated by PMI Mortgage Services Co. ("MSC"), increased to $6.9 million in 1996 from $2.3 million in 1995. This growth is primarily due to increased mortgage services operations resulting from higher refinancing activity and expansion of its contract underwriting services.

The Company's effective tax rate was 28.9% in 1996 compared to 25.1% in 1995. The benefits of tax-preference investment income and other permanent differences reduced the effective rates below the statutory rate of 35% during both periods. The increase in the effective rate in 1996 over 1995 was due to a greater portion of operating income generated from insurance operations rather than tax-free bond income, the state tax effect of PMI's $25.0 million cash dividend and transfer of American Pioneer Title Insurance Company ("APTIC") to TPG, and a shift in the mix of the investment portfolio to a greater portion of taxable fixed-income bonds.


1995 VERSUS 1994

Net income in 1995 was $135.2 million, a 27.4% increase over 1994 net income of $106.1 million. The increase was primarily attributable to increases in premiums earned and investment income (including capital gains) of 10.9% and 23.6%, respectively, and a decrease in operating expenses of 5.0%, partially offset by an increase in losses and loss adjustment expenses of 8.6%. Earnings per share were $3.85 for the year compared with $3.03 in 1994, a 27.1% increase. Excluding capital gains, earnings per share were $3.63 in 1995 compared with $2.97 in 1994, a 22.2% increase. Revenues in 1995 were $405.0 million, a 12.5% increase over revenues of $360.0 million in 1994.

New mortgage insurance written totaled $14.5 billion in 1995 compared with $18.4 billion in 1994, a 21.2% decrease. The decrease in NIW resulted from the number of new mortgage insurance policies written declining by 23.3%, to 119,600 policies in 1995 from 156,000 policies in 1994. One of the factors contributing to this decrease was the drop in refinancing activity in 1995 versus 1994. Refinancings showed a significant decrease of 56.4% to 12,300 policies in 1995 from 28,200 policies in 1994. Refinancing as a percentage of NIW decreased by
6.8 points, to 11.5% in 1995 from 18.3% in 1994. The number of policies written for new purchases also dropped in 1995 from the 1994 level, to 107,300 from 127,800, a 16.0% decline. Management believes that a second contributing factor to the decline in total NIW was PMI's reluctance to aggressively participate in a market which displayed a deteriorating trend in borrower credit quality beginning in late 1994 and continuing into 1995. Consequently, PMI's market share of NIW in 1995 declined to 13.2% compared to 14.0% in 1994.

PMI's persistency rate increased 2.8 points in 1995 over the 1994 rate, to 86.4% from 83.6%. This increase is primarily attributable to the decrease in refinancing activity in 1995. The increased persistency contributed to the growth of insurance in force to $71.4 billion at December 31, 1995, from $66.0 billion at December 31, 1994. Growth in insurance in force continued during 1995 at a slower pace than the 1994 growth level, 8.2% in 1995 versus 15.8% in 1994, primarily due to the decrease in NIW.

Mortgage insurance net premiums written in 1995 were $273.7 million, compared with $232.3 million in 1994, an increase of 17.8%. The increase is primarily attributable to higher renewal premiums due to improved persistency and to a decline in ceded and refunded premiums, partially offset by a decline in new premiums written. The decline in new premiums written in 1995 was due to the decrease in NIW in 1995 from 1994, and the increasing usage of the monthly premium plan in 1995. The increase in net premiums written is also attributable to higher average premiums for NIW during 1995 compared with 1994. The higher average premiums were caused by an increasing shift to 95s with deeper coverage, partially offset by a decline in the use of ARMs. 95s with 30% coverage increased to 34.7% of NIW in 1995 compared with 1.2% in 1994, while ARMs decreased to 21.3% of NIW in 1995 compared with 29.7% in 1994. The deeper coverage percentages are primarily a result of changes in Fannie Mae and Freddie Mac coverage requirements effective in 1995. The new deeper coverage percentages for 30 year loans include 30 percent coverage on 95s and 25 percent coverage on 90s.

PMI's monthly premium plan experienced significant growth in popularity during 1995, its first full year in PMI's product line. The monthly plan represented 85.2% of NIW in 1995, up 48.2 points from the 1994 level of 37.0%. This trend toward the monthly premium product has significantly impacted PMI's premium mix from new to renewals. The monthly product spreads the receipt of premiums over 12 equal monthly payments (which initially reduces the amount of premiums written), compared to the annual prepayment method (where the entire annual premium is recorded as written at the effective date of the policy). For the monthly premium plan, PMI recognizes only the first month's premium as new premium written while subsequent monthly premium payments are recognized as renewal premiums. Management believes that the monthly premium plan does not significantly impact net premiums earned. The monthly premium products have been priced to compensate for the different timing of cash flows (as compared to annual premium products) and the related impact on investment income, and, accordingly, will have no significant effect on the Company's results of operations.

Refunded premiums in 1995 decreased by 15.0% to $12.5 million from $14.7 million in 1994 due primarily to the decrease in refinancing volume during 1995. Ceded premiums written as a percentage of net new, renewal and refunded premiums decreased to 9.2% in 1995 compared to 10.4% in 1994.

Mortgage insurance premiums earned increased 15.0% to $288.5 million in 1995 from $250.9 million in 1994. This increase is due primarily to the growth in insurance in force in 1995 over 1994 and the impact of higher premium rates from the shift to deeper coverage products.

The Company's net investment income in 1995 was $62.0 million compared with $56.8 million in 1994, an increase of 9.2%. The increase was primarily attributable to the growth in the average amount of invested assets, which resulted from positive cash flows generated by operating activities, partially offset by a decrease in the effective yield. The average effective yield (pretax) on the portfolio's invested value during 1995 decreased to 6.5% from 6.9% in 1994, primarily due to an increasing portion of the portfolio being invested in lower yielding, tax-exempt municipal bonds. Realized capital gains (net of losses) reported a significant increase over 1994, up $8.8 million to $11.9 million in 1995 from $3.1 million in 1994. This increase is consistent with the 1995 stock market performance.

Mortgage insurance losses and loss adjustment expenses increased to $111.0 million in 1995 from $101.6 million in 1994, an increase of 9.3%. This increase was primarily the result of the growth in insurance in force in recent years and the increased default rates and claim amounts in certain areas of the country, particularly California.

Consistent with increasing coverage percentages and increasing mortgage principal amounts, claim amounts have risen in recent years, while PMI's book of business continues to mature into the higher-frequency claim period. Insurance written by PMI in the period from January 1, 1990 through December 31, 1993 represented 51.6% of PMI's insurance in force at December 31, 1995. In addition, PMI's default rate has increased over the 1994 level by 10 basis points, from 1.88% to 1.98% at December 31, 1995.

Mortgage insurance underwriting and other expenses decreased 2.7% to $68.0 million in 1995 from $69.9 million in 1994. This decrease is primarily the result of the decrease in NIW in 1995.

The mortgage insurance loss ratio decreased to 38.5% in 1995 compared with 40.5% in 1994 due, in part, to a $20.7 million decrease in prior year reserves recorded in 1995. The expense ratio also reported an improvement over 1994, dropping to 24.9% in 1995 from 30.1% in 1994, resulting in a combined ratio of 63.4% in 1995, 7.2 points better than the 1994 ratio of 70.6%.

Title insurance premiums earned decreased 11.2% to $40.3 million in 1995 compared with $45.4 million in 1994. Underwriting and other expenses decreased 9.9% to $36.5 million in 1995 compared to $40.5 million in 1994. These decreases are attributable to an overall decline in the volume of residential mortgage originations. The title insurance combined ratio increased slightly to 95.4% in 1995 from 94.1% in 1994.

Other income, primarily revenues generated by MSC, decreased to $2.3 million in 1995 from $3.8 million in 1994, a 39.5% decline. This decrease is primarily due to reduced mortgage services operations resulting from lower refinancing activity.

The Company's effective tax rate was 25.1% in 1995 compared to 23.4% in 1994. The benefits of tax-preference investment income and other permanent differences reduced the effective rates below the statutory rate of 35% during both periods. The increase in the effective rate in 1995 over 1994 was primarily due to a greater portion of operating income generated from insurance operations rather than tax-free bond income.


LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Liquidity and capital resource considerations are different for TPG and PMI, its principal insurance operating subsidiary, as discussed below.

TPG's principal sources of funds are dividends from its subsidiaries, PMI and APTIC, cash and investment income thereon and funds that may be raised from time to time in the capital markets. In February 1996, TPG executed two bank credit agreements totaling $50.0 million. At December 31, 1996, there were no outstanding borrowings under the agreements. In November 1996, TPG publicly issued $100 million of 6.75% 10-year notes. Net proceeds to the Company, after underwriters' discount, were $99.3 million. In February 1997, TPG privately issued $100 million 8.309% capital securities. Such securities are redeemable after February 2007 and in no event beyond February 2027, exclusive of certain tax events. The net proceeds, totaling $99.0 million, will be used for general corporate purposes, including common stock repurchases, acquisitions and additions to the investment portfolio.

TPG's principal uses of funds are common stock repurchases, the payment of dividends to shareholders, payment of operating expenses, funding of acquisitions, additions to the investment portfolio and investments in subsidiaries.

As of December 31, 1996, TPG had available approximately $103.6 million of unrestricted funds. This amount has increased substantially from the December 31, 1995 amount due to the unused portion of the proceeds of the November debt offering and receipt of the cash dividend from PMI, less the capital contribution to RGC and funds used to repurchase common stock.

The principal sources of funds for PMI are premiums received on new and renewal business, commissions on ceded business and reimbursement of losses from reinsurers, and amounts earned from the investment of this cash flow. The principal uses of funds by PMI are the payment of claims and related expenses, reinsurance premiums, other operating expenses and dividends to TPG.

In the mortgage guaranty insurance industry, liquidity refers to the ability of an enterprise to generate adequate amounts of cash from its normal operations, including premiums received and investment income, in order to meet its financial commitments, which are principally obligations under the insurance policies it has written. Liquidity requirements are influenced significantly by the level and severity of claims. PMI's claims-paying ability is currently rated "AA+" (Very High) by Duff & Phelps Credit Rating Co., "AA+" (Very Strong) by Fitch Investors Service, Inc., "Aa2" (Excellent) by Moody's Investors Service, Inc. and "AA+" (Excellent) by Standard and Poor's Rating Services. These ratings are subject to revisions or withdrawal at any time by the assigning rating organization. The ratings by the organizations are based upon factors relevant to PMI's policyholders and are not applicable to the Company's common stock or outstanding debt. The Company's operations generally do not require significant amounts of capital expenditures.

PMI generates substantial cash flows from operations as a result of premiums being received in advance of the time when claim payments are required. Cash flows generated from PMI's operating activities increased slightly to $96.7 million in 1996 from $93.2 million in 1995. These operating cash flows, along with that portion of the investment portfolio that is held in cash and highly-liquid securities, have historically met the liquidity requirements of PMI, as evidenced by the growth in its investment portfolio. PMI's investment portfolio, on a cost basis, was $1,054.8 million at December 31, 1996 compared with $988.3 million at December 31, 1995.

Consolidated reserve for losses and loss adjustment expenses increased from $192.1 million at December 31, 1995, to $199.8 million at December 31, 1996, an increase of $7.7 million, or 4.0%. The change in consolidated reserve for losses and loss adjustment expense consisted of increases resulting primarily from the Centre Re commutation and secondarily from the maturation of PMI's book of business, offset by a decrease due to the acceleration of claim payments.

Consolidated shareholders' equity increased from $870.5 million at December 31, 1995, to $986.9 million at December 31, 1996, an increase of $116.4 million, or 13.4%. This increase consisted of $157.9 million of net income and $1.6 million of employee stock options exercised, offset by common stock repurchases of $30.1 million, dividends declared of $7.0 million and a decrease of $6.0 million in net unrealized gains on investments available for sale (net of tax).

PMI's risk-to-capital ratio at December 31, 1996 was 15.9:1 compared to 15.8:1 at December 31, 1995. Had the Centre Re commutation not occurred, PMI's risk-to-capital ratio would have been approximately 14.9:1 at December 31, 1996.

CAUTIONARY STATEMENT

Cautionary Statement for purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. The statements contained in this document, including statements which are incorporated by reference, that are not historical facts, and that relate to future plans, events or performance are forward-looking statements. The Company's actual results may differ materially from those expressed in any forward-looking statements made by the Company. These forward-looking statements involve a number of risks or uncertainties including, but not limited to, the factors set forth below.

Several factors such as economic recessions, falling housing values, rising unemployment rates, deteriorating borrower credit, interest rate volatility, legislation impacting borrowers' rights, or combinations of such factors might affect the mortgage insurance industry in general and could materially and adversely affect the Company's financial condition and results of operations. Such economic events could materially and adversely impact the demand for mortgage insurance, cause claims on policies issued by PMI to increase, and/or cause a similar adverse increase in PMI's loss experience.

In addition to nationwide economic conditions, PMI could be particularly affected by economic downturns in specific regions where a large portion of its business is concentrated, particularly California where PMI has 22.0% of its risk in force concentrated and where the default rate on all PMI policies in force is 3.81% compared to 2.19% nationwide, as of December 31, 1996.

Several factors that may influence the amount of NIW by PMI include mortgage insurance industry volumes of new business, the impact of competitive underwriting criteria and products including mortgage pool insurance, the effect of risk-sharing structured transactions, changes in the performance of the financial markets, general economic conditions that affect the demand for or acceptance of the Company's products, changes in government housing policy, changes in the statutory charters, regulations and coverage requirements of Government Sponsored Enterprises, banks and savings institutions, customer consolidation and other risk factors listed from time to time in TPG's Securities and Exchange Commission filings.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND MARKET PRICE OF STOCK

POTENTIAL INCREASE IN CLAIMS

Mortgage insurance coverage generally cannot be canceled by PMI and remains renewable at the option of the insured for the life of the loan. As a result, the impact of increased claims from policies originated in a particular year generally cannot be offset by premium increases on policies in force or mitigated by nonrenewal of insurance coverage. There can be no assurance, however, that the premiums charged will be adequate to compensate PMI for the risks and costs associated with the coverage provided to its customers.


RECENT GROWTH; CHANGES IN COMPOSITION OF INSURANCE WRITTEN

The mortgage insurance industry has experienced a significant increase in NIW, primarily as a result of historically low interest rates. Policies written by PMI from January 1, 1991 through December 31, 1994 represent 55.4% of PMI's insurance in force as of December 31, 1996. The majority of claims under PMI policies have historically occurred during the third through the sixth years after issuance of the policies. Thus, this substantial volume of PMI's business is in its expected peak claims period, and management expects that the default rate will rise in the future as such business continues through its expected peak claims period. If actual claim frequency on such business significantly exceeds expected claim frequency, the Company's financial condition and results of operations could be materially and adversely affected.

The composition of PMI's NIW has included an increasing percentage of mortgages with LTVs in excess of 90% and less than or equal to 95% ("95s"). At December 31, 1996, approximately 43.6% of PMI's risk in force consisted of 95s, which, in PMI's experience, have had a claims frequency approximately twice that of mortgages with LTVs equal to or less than 90% and over 85% ("90s"). PMI also offers coverage for mortgages with LTVs in excess of 95% and up to 97% ("97s"), which have even higher risk characteristics than 95s and greater uncertainty as to pricing adequacy. PMI's NIW also includes adjustable rate mortgages ("ARMs"), which, although priced higher, have risk characteristics that exceed the risk characteristics associated with PMI's book of business as a whole. Although PMI charges higher premium rates for loans which are ARMs and/or 95s and even higher rates for 97s, the premiums earned on such products, and the associated investment income, may ultimately prove to be inadequate to compensate for future losses from such products.

LOSS RESERVES

PMI establishes loss reserves based upon estimates of the claim rate and average claim amount, as well as the estimated costs, including legal and other fees, of settling claims. Such reserves are based on estimates, which are regularly reviewed and updated. There can be no assurance that PMI's reserves will prove to be adequate to cover ultimate loss development on incurred defaults. The Company's financial condition and results of operations could be materially and adversely affected if PMI's reserve estimates are insufficient to cover the actual related claims paid and expenses incurred.

COMPETITION; MARKET SHARE

Numerous factors bear on the relative position of the private mortgage insurance industry versus government and quasi-governmental competition as well as the competition of lending institutions which choose to remain uninsured or to reinsure through affiliates. PMI's market share, as measured by NIW declined in the fourth quarter of 1996, compared to the third quarter of 1996, due primarily to PMI's decision not to offer mortage pool insurance. Management presently anticipates that competitive pressures related to the availability of mortgage pool insurance will continue to negatively impact market share during the first half of 1997. The Company's financial condition and results of operation could be materially and adversely affected by a continuing decline in its market share.

TPG and PMI from time to time introduce new mortgage insurance products or programs. The Company's financial condition and results of operations could be materially and adversely affected if PMI or the Company experience delays in introducing competitive new products and programs. In addition, for any introduced product, there can be no assurance that such products or programs will be as profitable as the Company's existing products and programs.

FANNIE MAE AND FREDDIE MAC; STATE AND FEDERAL LEGISLATION

Fannie Mae and Freddie Mac impose requirements on private mortgage insurers for such insurers to be eligible to insure loans sold to such agencies. Any change in PMI's existing eligibility status could have a material adverse effect on the Company's financial condition and results of operations.

Proposals have been advanced which would allow Fannie Mae and Freddie Mac greater flexibility in utilizing substitutes for private mortgage insurance. The Company cannot predict whether any such proposals will be adopted or, if adopted, whether such proposals would materially and adversely affect the Company's financial condition and results of operations.

PMI must cancel mortgage insurance for a mortgage loan upon the request of the insured. Fannie Mae and Freddie Mac have recently adopted guidelines which give borrowers the right to request cancellation of mortgage insurance when specified conditions are met. In addition, federal legislation has been introduced that also addresses these issues and various states have enacted or proposed similar legislation. Proposals concerning borrower notification of their cancellation rights, cancellation criteria, or the point at which mortgage insurance premiums may no longer be charged to borrowers, are still being formulated and remain uncertain. Although it is expected that certain of these proposals will eventually be enacted, the Company believes it is too early to ascertain their impact.

RISK-TO-CAPITAL RATIO

Regulators specifically limit the amount of insurance risk that may be written by PMI to a multiple of 25 times PMI's statutory capital (which includes the contingency reserve). Other factors affecting PMI's risk-to-capital ratio include: (i) regulatory review and oversight by the State of Arizona, PMI's state of domicile for insurance regulatory purposes; (ii) limitations under the Runoff Support Agreement discussed below, which prohibit PMI from paying any dividends if, after the payment of any such dividend, PMI's risk-to-capital ratio would equal or exceed 23 to 1, (iii) TPG's credit agreements, and (iv) TPG's and PMI's credit or claims-paying ability ratings.

Significant losses could cause a material reduction in statutory capital, causing an increase in the risk-to-capital ratio and thereby limit PMI's ability to write new business. The inability to write new business could materially adversely affect the Company's financial condition and results of operations.

CONTINUING RELATIONSHIPS WITH ALLSTATE AND AFFILIATES

Historically, Allstate provided capital and other business support services to PMI pursuant to a variety of contractual arrangements with PMI and TPG. Pursuant to the Runoff Support Agreement with Allstate, if PMI's risk-to-capital ratio exceeds 23 to 1, Allstate will have certain limited rights and obligations to pay amounts with respect to claims under PMI policies in effect prior to the effective date of the Runoff Support Agreement (or to contribute capital to TPG or to PMI for such purpose). In 1993, PMI entered into a reinsurance agreement with Forestview, a wholly-owned subsidiary of Allstate, whereby Forestview agreed to reinsure all liabilities (net of amounts collected from third party reinsurers) in connection with PMI's mortgage pool insurance business in exchange for premiums received. In 1994, Forestview also agreed to assume PMI's mortgage pool insurance business upon receipt of all required regulatory approvals. Significant claims have been paid on the policies covered by the reinsurance agreement which, amounts have been reimbursed by Forestview to PMI. It is anticipated that additional significant claims will be paid in 1997 and beyond.

Due to the complex nature of numerous arrangements between Allstate and the Company, Allstate has the ability to influence the policies and affairs of the Company. The failure of Allstate to maintain its contractual commitments to the Company could have a material adverse impact on the Company's financial condition and results of operations.

CONSOLIDATED STATEMENTS OF
O P E R A T I O N S

                                                                                        YEAR ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)                                          1996            1995            1994
---------------------------------------------------------------------------- -------------- --------------- ---------------
REVENUES                Premiums earned                                         $  412,738      $  328,756      $  296,345
                        Investment income, less investment expense                  67,442          62,041          56,774
                        Realized capital gains, net                                 14,296          11,934           3,064
                        Other income                                                 6,948           2,309           3,802
                                                                             -------------- --------------- ---------------
                             TOTAL REVENUES                                        501,424         405,040         359,985
                                                                             -------------- --------------- ---------------

LOSSES AND              Losses and loss adjustment expenses                        152,409         112,837         103,907
EXPENSES                Underwriting and other operating expenses                  126,002         111,662         117,527
                        Interest expense                                               907              --              --
                                                                             -------------- --------------- ---------------
                             TOTAL LOSSES AND EXPENSES                             279,318         224,499         221,434
                                                                             -------------- --------------- ---------------

                        INCOME BEFORE INCOME TAXES                                 222,106         180,541         138,551

                        INCOME TAX EXPENSE                                          64,188          45,310          32,419
                                                                             -------------- --------------- ---------------

                        NET INCOME                                              $  157,918      $  135,231      $  106,132
                                                                             ============== =============== ===============
INCOME PER
SHARE                   NET INCOME                                           $        4.51   $        3.85   $        3.03
                                                                             ============== =============== ===============

                        WEIGHTED AVERAGE SHARES OUTSTANDING                         35,040          35,122          35,000
                                                                             ============== =============== ===============

                    See notes to consolidated financial statements

CONSOLIDATED
B A L A N C E    S H E E T S

                                                                                                AS OF DECEMBER 31,
(DOLLARS IN THOUSANDS)                                                                           1996                  1995
------------------------ ------------------------------------------------------------- --------------- ---------------------
ASSETS                   Investments
                             Available for sale, at market
                                 Fixed income securities (amortized
                                   cost $1,042,570 and $867,705)                         $  1,085,514            $  928,773
                                 Equity securities
                                   Common (cost $77,775 and $85,088)                          112,583               110,843
                                   Preferred (cost $305 and $438)                                 388                   505
                             Common stock of affiliate, at underlying book value               11,385                10,541
                             Short-term investments                                            81,876                82,310
                                                                                       --------------- ---------------------
                                   Total investments                                        1,291,746             1,132,972
                         Cash                                                                   6,592                 3,654
                         Accrued investment income                                             19,439                18,367
                         Reinsurance recoverable and prepaid premiums                          83,379                78,007
                         Receivable from affiliates                                            10,525                 7,579
                         Receivable from Allstate                                              16,822                14,733
                         Deferred policy acquisition costs                                     31,633                22,986
                         Property and equipment, net                                           22,519                17,574
                         Other assets                                                          27,264                 8,568
                                                                                       --------------- ---------------------
                                   TOTAL ASSETS                                          $  1,509,919          $  1,304,440
                                                                                       =============== =====================

LIABILITIES              Reserve for losses and loss adjustment expenses                $     199,774         $     192,087
                         Unearned premiums                                                    116,951               140,322
                         Long-term debt                                                        99,342                    --
                         Reinsurance balances payable                                          13,295                18,741
                         Deferred income taxes                                                 50,786                52,130
                         Other liabilities and accrued expenses                                42,909                30,657
                                                                                       --------------- ---------------------
                                   TOTAL LIABILITIES                                          523,057               433,937
                                                                                       --------------- ---------------------

                         Commitments and contingent liabilities (Note 10)                          --                    --

SHAREHOLDERS'            Preferred stock - $.01 par value; 5,000,000 shares                        --                    --
                         authorized
EQUITY                    Common stock - $.01 par value; 125,000,000 shares
                             authorized; 35,047,619 and 35,011,494 shares issued                  350                   350
                         Additional paid-in capital                                           258,059               256,507
                         Unrealized net gains on investments                                   50,709                56,761
                         Retained earnings                                                    707,885               556,969
                                                                                       --------------- ---------------------
                                                                                            1,017,003               870,587
                         Less cost of treasury shares (537,800 and 2,000 shares
                             at cost)                                                          30,141                    84
                                                                                       --------------- ---------------------
                                   TOTAL SHAREHOLDERS' EQUITY                                 986,862               870,503
                                                                                       --------------- ---------------------

                                   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $  1,509,919          $  1,304,440
                                                                                       =============== =====================

                  See notes to consolidated financial statements

                           CONSOLIDATED STATEMENTS OF
                      S H A R E H O L D E R S' E Q U I T Y

                                                                                            YEAR ENDED DECEMBER 31,
(DOLLARS IN THOUSANDS)                                                                  1996         1995          1994
----------------------------------------------------------------------------------- ------------ ------------- -------------
PREFERRED      Preferred stock - $.01 par value; 5,000,000 shares
STOCK              authorized                                                          $        --  $         --   $        --
                                                                                       ------------ ------------- -------------

COMMON         Common stock - $.01 par value; 125,000,000 shares
STOCK              authorized, 35,047,619, 35,011,494 and 35,000,000
                   shares issued                                                               350           350            350
                                                                                       ------------ ------------- -------------

ADDITIONAL     Balance, beginning of year                                                 256,507        256,163        198,163
PAID-IN        Stock grants and exercise of stock options                                   1,552            344            --
CAPITAL        Capital contributions from Allstate                                             --             --         58,000
                                                                                       ------------ ------------- -------------
                   Balance, end of year                                                   258,059        256,507        256,163
                                                                                       ------------ ------------- -------------

UNREALIZED     Balance, beginning of year                                                   56,761         3,676         55,930
NET GAINS ON   Change in unrealized net gains on investments                               (6,052)        53,085        (52,254)
                                                                                       ------------ ------------- -------------
INVESTMENTS        Balance, end of year                                                     50,709        56,761          3,676
                                                                                       ------------ ------------- -------------

RETAINED       Balance, beginning of year                                                  556,969       426,989        320,857
EARNINGS       Net income                                                                  157,918       135,231        106,132
               Dividends declared                                                           (7,002)       (5,251)           --
                                                                                       ------------ ------------- -------------
                   Balance, end of year                                                    707,885       556,969        426,989
                                                                                        ------------ ------------- ------------

TREASURY       Balance, beginning of year                                                      (84)            --            --
STOCK          Purchases of THE PMI Group, Inc. common stock                               (30,057)           (84)           --
                                                                                        ------------ ------------- ------------
                   Balance, end or year                                                    (30,141)           (84)           --
                                                                                        ------------ ------------- ------------
                TOTAL SHAREHOLDERS' EQUITY                                              $  986,862    $   870,503    $  687,178
                                                                                        ============ ============= ============

                See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF
C A S H F L O W S

                                                                                             YEAR ENDED DECEMBER 31,
(IN THOUSANDS}                                                                           1996         1995          1994
------------------------------------------------------------------------------------ ------------- ------------ -------------
CASH           Net income                                                              $  157,918   $   135,231   $ 106,132
FLOWS          Reconciliation of net income to net cash provided by operating
FROM             activities
OPERATING           Realized capital gains, net                                           (14,296)      (11,934)     (3,064)
ACTIVITIES          Equity in (earnings) loss of affiliate                                   (192)          605         448
                    Depreciation and amortization                                           3,283         5,155       4,905
                    Changes in
                        Reserve for losses and loss adjustment expenses                     7,687        18,202      38,414
                        Unearned premiums                                                 (23,371)      (16,699)    (20,644)
                        Deferred policy acquisition costs                                  (8,647)        2,616       3,412
                        Accrued investment income                                          (1,072)       (1,265)     (1,178)
                        Reinsurance balances payable                                       (5,446)        6,126        (153)
                        Reinsurance recoverable and prepaid premiums                       (5,372)      (17,328)    (14,240)
                        Income taxes                                                        1,915        12,549       6,309
                        Receivable from affiliates                                         (2,946)       12,330     (11,868)
                        Receivable from/payable to Allstate                                (2,089)      (47,111)      3,988
                        Other                                                              (5,566)        1,554       3,192
                                                                                        ------------- ------------ -------------
                          NET CASH PROVIDED BY OPERATING ACTIVITIES                       101,806       100,031     115,653
                                                                                        ------------- ------------ -------------
CASH           Proceeds from sales of equity securities                                    97,104        56,163      29,844
FLOWS          Investment collections of fixed-income securities                           32,595        67,697      60,784
FROM           Proceeds from sales of fixed-income securities                             211,945           --          --
INVESTING      Investment purchases
ACTIVITIES          Fixed-income securities                                              (415,162)     (168,641)   (136,036)
                    Equity securities                                                     (77,634)      (56,078)    (43,042)
               Net (increase) decrease in short-term investments                              434         4,700     (72,164)
               Purchase of common stock of affiliate                                           --            --      (9,299)
               Investment in affiliate                                                     (1,350)       (1,848)         --
               Purchase of property and equipment                                         (10,213)       (6,368)     (8,723)
                                                                                     ------------- ------------ -------------
                        NET CASH USED IN INVESTING ACTIVITIES                            (162,281)     (104,375)   (178,636)
                                                                                      ------------- ------------ -------------
CASH           Issuance of long-term debt                                                  99,337            --         --
FLOWS          Proceeds from exercise of stock options                                      1,135           170         --
FROM           Dividends paid to shareholders                                              (7,002)       (3,500)        --
FINANCING      Purchases of The PMI Group, Inc. common stock                              (30,057)          (84)        --
ACTIVITIES     Capital contributions from Allstate                                             --            --      58,000
                                                                                     ------------- ------------ -------------
                        NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                63,413        (3,414)     58,000
                                                                                     ------------- ------------ -------------
                        NET INCREASE (DECREASE) IN CASH                                     2,938        (7,758)     (4,983)
                        CASH AT BEGINNING OF YEAR                                           3,654        11,412      16,395
                                                                                     ------------- ------------ -------------
                        CASH AT END OF YEAR                                          $     6,592   $      3,654  $   11,412
                                                                                     ============= ============ =============


                See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 THROUGH 1996


NOTE 1.  BASIS OF PRESENTATION

BASIS OF PRESENTATION. The accompanying consolidated financial statements include the accounts of The PMI Group, Inc. ("TPG"), its wholly owned subsidiaries, PMI Mortgage Insurance Co. ("PMI"), Residential Guaranty Co. ("RGC"; formerly PMI Reinsurance Co.), American Pioneer Title Insurance Company ("APTIC") and PMI Mortgage Guaranty Co. ("PMG"), and PMI's wholly owned subsidiaries PMI Mortgage Services Co. ("MSC") and PMI Securities Co., collectively referred to as the "Company". All material intercompany transactions and balances have been eliminated in consolidation.

FORMATION OF COMPANY. TPG was incorporated in December 1993. After obtaining the required regulatory approvals, on November 28, 1994, Allstate Insurance Company ("Allstate") contributed all of the outstanding common stock of PMI to TPG. Allstate had previously been the direct owner of all of the common stock of PMI. Allstate is a wholly owned subsidiary of The Allstate Corporation ("Allstate Corp.").

On April 18, 1995, Allstate, which had been the sole shareholder of the Company, sold 24.5 million shares of the Company's common stock, representing 70% of the outstanding shares of common stock, for approximately $784.0 million (net of related underwriting discount) in an underwritten public offering registered under the Securities Act of 1933. Concurrent with the stock offering, Allstate Corp. sold a new issue of 6.76% exchangeable notes due in 1998. The notes are mandatorily exchangeable at maturity into substantially all of the remaining outstanding shares of the common stock of the Company owned by Allstate after completion of the public offering (subject to Allstate Corp.'s right to deliver cash in lieu of such shares). As a result, Allstate Corp. will continue to own, directly or indirectly, 30% of the Company's common stock until the notes are exchanged, at which time Allstate's ownership could be significantly reduced or eliminated.

In connection with the public offering of the Company's common stock, the Company increased the number of shares of common stock outstanding to 35 million through a stock split effected as a stock dividend on February 27, 1995. Accordingly, earnings per share has been calculated based on 35 million shares outstanding for 1994.

NOTE 2.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS. The Company, through PMI, primarily writes residential mortgage guaranty insurance ("primary insurance"). In addition, the Company writes title insurance through APTIC. Primary insurance provides protection to mortgage lenders against losses in the event of borrower default and assists lenders in selling mortgage loans in the secondary market. Title insurance protects the insured party against losses resulting from title defects, liens and encumbrances existing as of the effective date of the policy.

BASIS OF ACCOUNTING. The financial statements have been prepared on the basis of generally accepted accounting principles ("GAAP") which vary from statutory accounting practices prescribed or permitted by insurance regulatory authorities (see Note 12). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS. The Company has designated its entire portfolio of fixed-income and equity securities as available for sale. Such securities are carried at market value with unrealized gains and losses, net of deferred income taxes, reported as a separate component of shareholders' equity.

In September 1994, PMI acquired 45% of the common stock of CMG Mortgage Insurance Company ("CMG") from CUNA Mutual Investment Corp. ("CMIC"). CMIC continues to own the remaining 55% of the common stock of CMG. Such affiliated investment is reported in accordance with the equity method of accounting.

Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded on the date of declaration. Realized capital gains and losses are determined on a specific-identification basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 THROUGH 1996


PROPERTY AND EQUIPMENT. Property and equipment (including software) is carried at cost less accumulated depreciation. The Company provides for depreciation utilizing the straight-line method over the estimated useful lives of the assets, generally 3 to 10 years for equipment and 40 years for real property. Accumulated depreciation on property and equipment was $28.0 million and $23.2 million at December 31, 1996 and 1995, respectively.

INSURANCE ACCOUNTING. Primary insurance policies are contracts that are non-cancelable by the insurer, are renewable at a fixed price at the insured's option, and provide for the payment of premiums on a single, annual or monthly payment basis. Upon renewal by the insured, the Company is not able to re-underwrite or re-price its policies. Premiums written on a single premium and an annual premium basis are initially deferred as unearned premiums and earned over the policy term. Premiums written on policies covering more than one year (single premium plans) are amortized over the policy life in relation to the expiration of risk. Premiums written on annual payment policies are earned on a monthly pro-rata basis. Premiums written on monthly payment policies are earned in the period to which they relate. Title insurance premiums are recognized as revenue on the effective date of the title insurance policy. Fee income of the non-insurance subsidiaries is earned as the services are provided.

Certain costs of acquiring insurance business, including compensation, premium taxes and other underwriting expenses, are deferred, to the extent recoverable, and amortized to expense as the related premiums are earned. Policy acquisition costs amortized to expense in the years ended December 31, 1996, 1995 and 1994 were $48.3 million, $52.9 million and $48.1 million, respectively.

The reserve for losses and loss adjustment expenses is the estimated cost of settling claims related to notices of default on insured loans that have been reported to the Company as well as loan defaults that have occurred but have not been reported. Estimates are based on an evaluation of claim rates, claim amounts, and salvage recoverable. Reserves for title insurance claims are based on estimates of the amounts required to settle such claims, including expenses for defending claims for which notice has been received and an amount estimated for claims not yet reported.

Management believes that the reserve for losses and loss adjustment expenses at December 31, 1996 is appropriately established in the aggregate and is adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by that date. The establishment of appropriate reserves is an inherently uncertain process. Such reserves are necessarily based on estimates and the ultimate net cost may vary from such estimates. These estimates are regularly reviewed and updated using the most current information available. Any resulting adjustments, which may be material, are reflected in current operations.

INCOME TAXES. The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the currently enacted tax rates. The principal assets and liabilities giving rise to such differences are presented in Note 6.

CONCENTRATION OF RISK. A substantial portion of PMI's business is generated within the state of California. Of new insurance written for the year ended December 31, 1996, California accounted for 20.7%. Also, at December 31, 1996, California's book of business represented 22.0% of total risk in force.

STOCK-BASED COMPENSATION. The Company accounts for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees (see Note 11).

RECLASSIFICATION. Certain prior year amounts have been reclassified to conform to current year presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 THROUGH 1996


NOTE 3.  INVESTMENTS

 MARKET VALUES.  The amortized cost and estimated market values for fixed-income securities are shown below (in thousands):

                                                                        GROSS UNREALIZED
                                            AMORTIZED                   ----------------                      MARKET
                                              COST                   GAINS            (LOSSES)                VALUE
                                        -------------          -------------        -------------            --------------
At December 31, 1996
  U. S. government and agencies         $      89,131          $         588        $      (1,129)           $       88,590
  Municipals                                  831,213                 48,021               (4,233)                  875,001
  Corporate bonds                             121,990                    424                 (749)                  121,665
  Redeemable preferred stock                      236                     22                   --                       258
                                        -------------          -------------        -------------            --------------
       Total                            $   1,042,570          $      49,055        $      (6,111)           $    1,085,514
                                        =============          =============        =============            ==============

At December 31, 1996
  U. S. government and agencies         $       5,302          $         877        $          --            $        6,179
  Municipals                                  861,634                 61,256               (1,083)                  921,807
  Redeemable preferred stock                      769                     18                   --                       787
                                        -------------          -------------        -------------            --------------
       Total                            $     867,705          $      62,151        $      (1,083)           $      928,773
                                        =============          =============        =============            ==============

SCHEDULED MATURITIES. The scheduled maturities for fixed-income securities were as follows at December 31, 1996 (in thousands):

                                                                                  AMORTIZED                  MARKET
                                                                                     COST                    VALUE
                                                                                -------------            --------------
Due in one year or less                                                         $      37,484            $       38,017
Due after one year through five years                                                 254,572                   265,367
Due after five years through ten years                                                209,967                   217,102
Due after ten years through twenty years                                              460,269                   482,443
Due after twenty years                                                                 80,278                    82,585
                                                                                -------------            --------------
        Total                                                                   $   1,042,570           $     1,085,514
                                                                                =============            ==============

Actual maturities may differ from those scheduled as a result of calls by the issuers prior to maturity.

INVESTMENT CONCENTRATION AND OTHER ITEMS. The Company maintains a diversified portfolio of municipal bonds. At December 31, the following states represented the largest concentrations in the portfolio (expressed as a percentage of the carrying value of all municipal bond holdings).
Holdings in no other state exceed 5.0% of the portfolio at December 31 for the respective years.

                                1996    1995
                                ----    ----
Texas                           17.3%   17.4%
Illinois                        14.2    15.7
Washington                      10.4     9.2
Indiana                         10.0    10.0
California                       9.4     7.2
Massachusetts                    5.3     3.5
Pennsylvania                     3.9     5.0


At December 31, 1996, fixed-income securities with a market value of $9.7 million were on deposit with regulatory authorities as required by law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 THROUGH 1996

UNREALIZED NET GAINS ON INVESTMENTS.

Unrealized net gains on investments included in shareholders' equity at December 31, 1996, are as follows (in thousands):


                                                                              GROSS UNREALIZED             NET
                                                            MARKET         ------------------------     UNREALIZED
                                             COST            VALUE           GAINS        (LOSSES)        GAINS
                                         -----------      -----------      ---------     ----------     ----------
Fixed income securities                  $ 1,042,570       $ 1,085,514      $ 49,055       $ (6,111)     $ 42,944
Common stocks                                 77,775           112,583        35,588           (779)       34,809
Preferred stocks                                 305               388            82             --            82
Investment in affiliate                       11,200            11,385           185             --           185
                                         -----------       -----------      --------      ---------      --------
    Total                                $ 1,131,850       $ 1,209,870      $ 84,910      $  (6,890)       78,020
                                         ===========       ===========      ========      =========        27,311
    Less deferred income taxes                                                                           --------
    Total                                                                                                $ 50,709
                                                                                                         ========

The difference between cost and market value of the investment in affiliate reflects net unrealized gains on the affiliate's investment portfolio. The stated market value does not necessarily represent the fair value of the affiliate's common stock held by the Company.

The change in net unrealized gains, net of deferred income taxes, for fixed income securities and equity securities are as follows (in thousands):


                               1996             1995           1994
                            ----------        --------      ---------
Fixed income securities     $ (11,777)        $ 42,065      $ (49,976)
Equity securities               5,895           10,729         (2,278)
Investment in affiliate          (170)             291             --
                            ----------        --------      ---------
  Total                     $  (6,052)        $ 53,085      $ (52,254)
                            ==========        ========      =========


INVESTMENT INCOME. Investment income by investment type is as follows (in thousands):

                                               1996       1995      1994
                                             --------   --------  --------
Fixed income securities                      $ 63,715   $ 56,259  $ 52,921
Equity securities                               2,136      2,625     2,117
Common stock of affiliate                         192       (605)     (448)
Short-term                                      2,119      5,030     3,226
                                             --------   --------  --------
 Investment income, before expenses            68,162     63,309    57,816
 Less investment expense                          720      1,268     1,042
                                             --------   --------  --------
 Investment income, less investment expense  $ 67,442   $ 62,041  $ 56,774
                                             ========   ========  ========


REALIZED CAPITAL GAINS AND LOSSES. Net realized capital gains on investments are as follows (in thousands):

                                                 1996       1995      1994
                                               --------   --------  --------
Fixed income securities                        $  2,072   $  1,381  $  1,282
Equity securities                                12,024     10,555     1,786
Short-term                                          200         (2)      (4)
                                               --------   --------  --------
 Realized capital gains -- net, before taxes     14,296     11,934     3,064
 Less income taxes                                5,004      4,177     1,072
                                               --------   --------  --------
 Realized capital gains, net of taxes          $  9,292   $  7,757  $  1,992
                                               ========   ========  ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 THROUGH 1996


Gross realized capital gains and losses on investments are as follows (in thousands):

                                          1996            1995            1994
                                          ----            ----            ----
Gross realized capital gains            $ 19,842        $ 13,306        $ 4,793
Gross realized capital losses             (5,546)         (1,372)        (1,729)
                                        --------        --------        -------
 Net realized capital gains             $ 14,296        $ 11,934        $ 3,064
                                        ========        ========        =======


NOTE 4.  LOSS RESERVES

The following table is a reconciliation of the beginning and ending reserve for losses and loss adjustment expenses for each of the last three years (in thousands):
                                                                              1996               1995              1994
                                                                              ----               ----              ----
Balance, January 1                                                       $     192,087    $      173,885    $     135,471
Less reinsurance recoverable                                                    17,899            17,569           12,649
                                                                         -------------    --------------    -------------
Net balance, January 1                                                         174,188           156,316          122,822
                                                                         -------------    --------------    --------------
Losses and loss adjustment expenses, principally in respect
  of defaults occurring in
     Current year                                                              161,740           133,536          121,464
     Prior years                                                                (9,331)          (20,699)         (17,557)
                                                                         -------------    --------------    -------------
          Total losses and loss adjustment expenses                            152,409           112,837          103,907
                                                                         -------------    --------------    --------------
Losses and loss adjustment expense payments, principally
  in respect of defaults occurring in
     Current year                                                               23,353            16,180           13,651
     Prior years                                                               108,757            78,785           56,762
                                                                         -------------    --------------    -------------
          Total payments                                                       132,110            94,965           70,413
                                                                         -------------    --------------    -------------
Net balance, December 31                                                       194,487           174,188          156,316
Plus reinsurance recoverable                                                     5,287            17,899           17,569
                                                                         -------------    --------------    -------------
Balance, December 31                                                     $     199,774    $      192,087    $     173,885
                                                                         =============    ==============    ==============

As a result of changes in estimates of ultimate losses resulting from insured events in prior years, the provision for losses and loss adjustment expenses (net of reinsurance recoverable) decreased by $9.3 million, $20.7 million and $17.6 million in 1996, 1995 and 1994, respectively, due primarily to lower-than-anticipated losses in California. Such re-estimates were based on management's analysis of various economic trends (including the real estate market and unemployment rates) and their effect on recent claim rate and claim severity experience.


NOTE 5.  REINSURANCE

PMI cedes reinsurance to reduce net risk in force to meet regulatory risk-to-capital requirements and to comply with the regulatory maximum policy coverage percentage limitation of 25%. Certain of the Company's reinsurance arrangements have adjustable features, including experience account refunds, which depend on the loss experience of the underlying business. While such estimates are based on the Company's actuarial analysis of the applicable business, the amounts the Company will ultimately recover could differ materially from amounts recorded in reinsurance recoverable. Reinsurance ceding arrangements do not discharge the Company from its obligations as the primary insurer.

Effective December 31, 1996 PMI terminated and commuted its reinsurance agreement with Centre Reinsurance Company of New York and Centre Reinsurance International Company. This commutation did not have a significant impact on the Company's results of operations.

In December 1993, the Company decided to cease writing new business in its mortgage pool insurance business segment (except for honoring certain commitments in existence prior to the discontinuation of this business). Concurrently, the Company entered into a reinsurance agreement with Forestview Mortgage Insurance Co. ("Forestview"), a wholly owned subsidiary of Allstate, to cede all future mortgage pool net premiums and net losses from PMI to Forestview. As a result of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 THROUGH 1996


this ceding agreement, the pool business had no significant impact on the Company's results of operations for the years ended December 31, 1996, 1995 and 1994. The Board of Directors of Allstate has resolved that Allstate will make capital contributions to Forestview as necessary to maintain Forestview's risk-to-capital ratio below 20.0 to 1. In accordance with accounting for discontinued operations, pool insurance assets (unpaid losses recoverable and paid claims receivable from reinsurers) and liabilities (loss reserves and premiums payable) have been netted in the accompanying consolidated balance sheets, resulting in a net receivable from reinsurers of $12.4 million and $4.8 million at December 31, 1996 and 1995, respectively. Gross pool reinsurance recoverables and receivables from Forestview and other reinsurers are as follows at December 31 (in thousands):

                                   1996            1995
                                   ----            ----
Forestview                     $140,670        $123,768
Other reinsurers                 39,322          53,135
                                -------         -------
    Total                      $179,992        $176,903
                                =======         =======





Reinsurance recoverable on paid primary losses from non-affiliated reinsurers was $5.3 million and $2.2 million at December 31, 1996 and 1995, respectively. Prepaid primary reinsurance premiums from non-affiliated reinsurers were $3.8 million and $17.4 million at December 31, 1996 and 1995, respectively.

The effects of reinsurance on the primary premiums written, premiums earned and losses and loss adjustment expenses of the Company's operations for the year ending December 31 are as follows (in thousands):

                                                                      1996          1995           1994
                                                                      ----          ----           ----
Premiums written
  Direct                                                         $   404,528    $   335,632    $    301,015
  Assumed                                                               (901)         3,010           3,819
  Ceded                                                                 (607)       (24,621)        (27,087)
                                                                 -----------    -----------    ------------
    Premiums written, net of reinsurance                         $   403,020    $   314,021    $    277,747
                                                                 ===========    ===========    ============

Premiums earned
  Direct                                                         $   425,831    $   352,459    $    321,477
  Assumed                                                                634          3,412           4,001
  Ceded                                                              (13,727)       (27,115)        (29,133)
                                                                 -----------    -----------    ------------
    Premiums earned, net of reinsurance                          $   412,738    $   328,756    $    296,345
                                                                 ===========    ===========    ============

Losses and loss adjustment expenses
  Direct                                                         $   157,203    $   128,607    $    117,672
  Assumed                                                               (267)           499             778
  Ceded                                                               (4,527)       (16,269)        (14,543)
                                                                 -----------    -----------    ------------
    Losses and loss adjustment expenses, net of reinsurance      $   152,409    $   112,837    $    103,907
                                                                 ===========    ===========    ============


In the first quarter of 1996 a quota share reinsurance assumption agreement with Triad Guaranty Insurance Corporation was terminated.

NOTE 6.  INCOME TAXES

The components of income tax expense are as follows (in thousands):

                                                            1996              1995             1994
                                                            ----              ----             ----
         Current                                    $          9,056  $        10,513  $          2,842
         Deferred                                             55,132           34,797            29,577
                                                     ----------------  ---------------  ----------------
              Total income tax expense              $         64,188  $        45,310  $         32,419
                                                     ================  ===============  ================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 THROUGH 1996


A reconciliation of the statutory federal income tax rate to the effective tax rate reported on income from operations before taxes is as follows:

                                                            1996               1995           1994
                                                            ----               ----           ----
          Statutory federal income tax rate                    35.0%             35.0%         35.0%
          Tax-exempt income                                    (7.1)             (9.5)        (11.9)
          State income tax (net)                                0.9               0.4           0.2
          Other                                                 0.1              (0.8)          0.1
                                                                ---              ----           ---
          Effective income tax rate                            28.9%             25.1%         23.4%
                                                               ====              ====          ====

On April 10, 1995 the Company and its subsidiaries separated from Allstate (See
Note 1). Effective April 11, 1995 the Company and its subsidiaries file a consolidated income tax return. Prior to that date the Company was part of the consolidated return of Sears, Roebuck and Co. ("Sears"), the former parent company of Allstate Corp. The Company's share of consolidated federal income tax liability prior to April 11, 1995 was determined under a tax sharing agreement as part of the Sears tax group. Under the tax sharing agreement, the Company has continuing rights and obligations to Allstate and Sears for the tax effect of any changes in taxable income relating to the periods during which the Company was part of the Sears tax group. At December 31, 1996 the Company had income taxes receivable of $16.8 million from Allstate related to the filing of an amended return for prior years.

Section 832(e) of the Internal Revenue Code permits mortgage guaranty insurers to deduct, within certain limitations, additions to statutory contingency reserves (see Note 12). This provision was enacted to enable mortgage guaranty insurers to increase statutory unassigned surplus through the purchase of non-interest bearing "tax and loss bonds" from the federal government. The tax and loss bonds purchased are limited to the tax benefit of the deduction for additions to the contingency reserves. The Company purchased tax and loss bonds of $50.4 million, $21.2 million and $19.3 million in 1996, 1995 and 1994, respectively.

The Company paid income taxes of $8.2 million, $28.4 million and $9.4 million in 1996, 1995 and 1994, respectively. Included in these amounts are federal income tax payments to Allstate under the tax sharing agreement of $0.7 million, $21.2 million and $8.6 million in 1996, 1995 and 1994, respectively.

The components of the deferred income tax assets and liabilities at December 31 are as follows (in thousands):

                                                                         1996                1995
                                                                         ----                ----
Deferred tax assets
  Discount on loss reserves                                              $     3,722         $     3,831
  Unearned premium reserves                                                    8,187               9,823
  Alternative minimum tax credit carryforward                                 10,453              10,026
  Pension costs                                                                2,586               1,724
  Other assets                                                                 4,258               3,217
                                                                         -----------         -----------
          Total deferred tax assets                                           29,206              28,621
                                                                         -----------         -----------
Deferred tax liabilities
  Statutory contingency reserves                                             (36,435)            (30,405)
  Policy acquisition costs                                                   (11,072)             (8,045)
  Unrealized net gains on investments                                        (27,311)            (30,577)
  Reinsurance                                                                     --              (7,751)
  Other liabilities                                                           (5,174)             (3,973)
                                                                         -----------         -----------
          Total deferred tax liabilities                                     (79,992)            (80,751)
                                                                         -----------         -----------
          Net deferred tax liability                                     $   (50,786)        $   (52,130)
                                                                         ===========         ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 THROUGH 1996


NOTE 7.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. Carrying value approximates fair value for all financial assets and liabilities at December 31, 1996 and 1995. A number of the Company's significant assets and liabilities, including deferred policy acquisition costs, property and equipment, deferred income taxes and loss reserves, are not considered financial instruments.

NOTE 8.  BENEFIT PLANS

  PENSION PLANS

As of April 18, 1995 all full-time employees and certain part-time employees of the Company participate in The PMI Group, Inc. Retirement Plan (the "Plan"), a noncontributory defined benefit plan. Also, employees earning in excess of $150,000 per year participate in The PMI Group, Inc. Supplemental Employee Retirement Plan ("SERP"), a noncontributory defined benefit plan. Prior to April 18, 1995 the Company participated in the Allstate retirement plan ("Allstate Plan"), which was also a noncontributory defined benefit plan. Benefits under all three plans are based upon the employee's length of service, average annual compensation and estimated social security retirement benefits. Pension expense of $0.6 million and $2.6 million for the years ended December 31, 1995, and 1994, respectively, was allocated to the Company from the Allstate Plan based upon compensation. Information about the components of net periodic pension expense and the Allstate Plan's funded status is not available on a separate company basis.

The components of the net periodic cost of the Company's defined benefit pension plans for the year ended December 31, 1996 and the period April 18, 1995, through December 31, 1995, are as follows (in thousands):

                                                                        1996             1995
----------------------------------------------------------------- ----------------- ----------------
Service cost                                                                $3,282           $2,003
Interest on projected benefit obligation                                       484              175
Actual return on plan assets                                                  (219)              (4)
Net amortization  and deferral                                                  78               10
                                                                  ----------------- ----------------
    Net periodic pension cost                                               $3,625           $2,184
                                                                  ================= ================

The following lists the funded status of the pension plan as of December 31,
1996 and 1995 (in thousands):
                                                                        1996             1995
----------------------------------------------------------------- ----------------- ----------------
Actuarial present value of benefit obligations
       Vested                                                               $3,399           $1,991
       Non-vested                                                            1,370              842
                                                                  ----------------- ----------------
           Accumulated benefit obligation                                   $4,769           $2,833
                                                                  ================= ================
Projected benefit obligation                                                $6,658           $3,596
 Net assets available for benefits                                           2,896            1,097
                                                                  ----------------- ----------------
    Projected benefit obligation in excess of plan assets                    3,762            2,499
    Unrecognized net gain (loss)                                               581              (67)
                                                                  ----------------- ----------------
       Net pension liability                                                $4,343           $2,432
                                                                  ================= ================

The Company has accrued for the $4.3 million pension obligation as of December 31, 1996. The discount rates used in determining the actuarial present value of the projected benefit obligation and the pension expense were 7.5% and 7.0% for 1996 and 1995, respectively. The expected long-term rate of return on plan assets and the assumed rate of compensation increase was 8.5% and 5.5%, respectively, for both 1996 and 1995. Plan assets consist of fixed income and equity securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 THROUGH 1996
POST-RETIREMENT BENEFITS OTHER THAN PENSION


The Company provides certain health care and life insurance benefits for retired employees ("OPEB Plan"). Generally, qualified employees may become eligible for these benefits if they retire in accordance with the Company's established retirement policy and are continuously insured under the Company's group plans or other approved plans for 10 or more years prior to retirement. The Company shares the cost of the retiree medical benefits with retirees based on years of service with the Company's share being subject to a 5% limit on annual medical cost inflation after retirement. The Company's post-retirement benefit plans currently are not funded. The Company has the right to modify or terminate these plans.

The components of the net periodic post-retirement benefit cost of the Company's OPEB Plan for the year ended December 31, 1996 and the period April 18, 1995, through December 31, 1995, are as follows (in thousands):

                                                              1996                      1995
                                                              ----                      ----
Service cost                                               $        438                 $        226
Interest on projected benefit obligation                            235                          124
                                                           ------------                 ------------
      Net periodic post-retirement benefit cost            $        673                 $        350
                                                           ============                 ============

The following lists the funded status of the OPEB Plan as of December 31, 1996 and 1995 (in thousands):

                                                              1996                      1995
                                                              ----                      ----
Actuarial present value of
      benefit obligations
         Active employees eligible to retire               $        216                        $122
         Active employees ineligible to retire                    2,566                       2,728
                                                           ------------                       -----
Total accumulated post-retirement benefit
      obligation                                                  2,782                       2,850
Less unrecognized prior service cost                                304                         333
Unrecognized (gains) losses                                        (535)                        180
                                                           ------------                ------------
Accrued post-retirement benefit obligation                 $      3,013             $         2,337
                                                           ============             ===============

The discount rates for the beginning of the period were 7.0% and 7.5% for 1996 and 1995, respectively. The discount rates used at the end of the period were 7.5% and 7.0% in 1996 and 1995, respectively, which reflects the changes in high-quality investment-grade bond yields over the periods. The assumed health care trend rate used in measuring the accumulated post-retirement benefit obligation is 10.5% grading down to 5.0% over nine years. The effect of a one percentage point increase in the health care trend rate assumption would result in an increase of 23% in the accumulated post-retirement benefit obligation from $2.8 million to $3.4 million as of December 31, 1996.

SAVINGS AND PROFIT SHARING PLAN

As of April 18, 1995, employees of the Company were eligible to participate in The PMI Group, Inc. Savings and Profit Sharing Plan ("PMI Plan") covering both salaried and hourly employees. Eligible employees who participate in the PMI Plan receive, within certain limits, matching Company contributions. Costs relating to the PMI Plan amounted to $1.1 million and $0.8 million for 1996 and 1995, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 THROUGH 1996


NOTE 9.  DEBT AND CREDIT FACILITIES

  LONG-TERM DEBT

On November 15, 1996, the Company issued debt securities in the amount of $100.0 million (the "Notes"). The Notes are unsecured, no sinking fund is provided and the Notes are not redeemable prior to maturity. The Notes mature and are payable on November 15, 2006. Interest on the Notes is 6.75% and is payable semiannually. No interest payments were made during 1996.

  LINES OF CREDIT

On February 1 and 13, 1996, the Company executed separate line of credit agreements (the "Lines"), each in the amount of $25.0 million. The Lines have final maturities of January 2001 and December 2000 and commitment fees of 8.0 and 6.5 basis points, respectively. Both Lines may be used for general corporate purposes. There were no amounts outstanding on the Lines as of December 31, 1996. Interest paid on the Lines was $126,000 in the year ended December 31, 1996.

NOTE 10. COMMITMENTS AND CONTINGENT LIABILITIES

  LEASES

The Company leases certain office facilities and equipment. Minimum rental commitments under non-cancelable operating leases with a remaining term of more than one year as of December 31, 1996, are as follows (in thousands):

                   Year ending December 31:
                     1997                                          $       5,750
                     1998                                                  4,708
                     1999                                                  2,936
                     2000                                                    465
                     2001                                                    145
                                                                   -------------
                         Total                                     $      14,004
                                                                   =============

Total rent expense for all leases was $7.4 million, $6.2 million and $4.8 million in 1996, 1995 and 1994, respectively.

  LEGAL PROCEEDINGS

Various legal actions and regulatory reviews are currently pending that involve the Company and specific aspects of its conduct of business. In the opinion of management, the ultimate liability in one or more of these actions is not expected to have a material effect on the financial condition or results of operations of the Company.

NOTE 11.  DIVIDENDS AND SHAREHOLDERS' EQUITY

  DIVIDENDS

The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company, receipt of dividends from PMI and other relevant factors. PMI's ability to pay dividends to TPG is limited under Arizona law. The payment of dividends by PMI without the prior approval of the Arizona state insurance department is limited to formula amounts based on net income, net investment income, and capital and surplus, including unassigned surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. Limitations on PMI's risk-to-capital ratio also effectively limit PMI's ability to pay dividends because the payment of dividends reduces statutory capital. Various state regulatory authorities impose a limitation that the risk-to-capital ratio may not exceed 25 to 1. In addition, under a certain support agreement with Allstate, PMI is prohibited

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 THROUGH 1996


from paying any dividend that would cause its risk-to-capital ratio to equal or exceed 23 to 1 (see Note 14). Under the most restrictive dividend limitations, the maximum amount of dividends that PMI can distribute to TPG at December 31, 1996, without prior regulatory approval is $30.7 million. PMI's dividend restrictions have not had, and are not expected to have, an impact on TPG's ability to meet its cash obligations.

PREFERRED STOCK

The Company's restated certificate of incorporation authorizes the Board of Directors to issue up to 5,000,000 shares of preferred stock of TPG in classes or series and to fix the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the amount payable in the event of voluntary or involuntary liquidation, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. The Company may issue, without the approval of the holders of common stock, preferred stock which has voting, dividend or liquidation rights superior to the common stock and which may adversely affect the rights of holders of common stock.

Pursuant to the Runoff Support Agreement (see Note 14), the Company has agreed that, in the event that Allstate makes a payment contemplated by the Allstate Support Agreements or the Runoff Support Agreement, Allstate will have the right to receive preferred stock of TPG or PMI with a liquidation preference equal to the amount of such payment. Such preferred stock will rank senior in right of payment to the issuer's common stock and, so long as such preferred stock is outstanding, the issuer thereof will be prohibited from paying any dividends or making any other distributions on its common stock.

  EQUITY INCENTIVE PLAN AND DIRECTORS PLAN

During 1996, the Company amended and restated The PMI Group, Inc. Equity Incentive Plan (the "Equity Incentive Plan") and The PMI Group, Inc. Stock Plan for Non-Employee Directors (the "Directors Plan"). Pursuant to such plans, an aggregate of 1,500,000 shares of common stock was reserved for issuance to Directors, officers and, employees of TPG and its subsidiaries. The Equity Incentive Plan provides for awards of both non-qualified stock options and incentive stock options, stock appreciation rights, restricted stock subject to forfeiture and restrictions on transfer, and performance awards entitling the recipient to receive cash or common stock in the future following the attainment of performance goals determined by the Board of Directors. Generally, options are granted with an exercise price equal to the market value on the date of grant, expire ten years from the date of grant and have a three year vesting period. The Directors Plan provides that each director who is not an employee of the Company or any of its subsidiaries ("Non-Employee Director") will receive an annual grant of up to 300 shares of common stock and will receive stock options for 1,500 shares annually, after an initial option of up to 3,000 shares. The shares will be granted on June 1 of each year or as soon as administratively practicable after each anniversary of the Director's commencement of service.

The following is a summary of activity in the Equity Incentive Plan and the Directors Plan during 1996 and 1995:

                                                    1996                                        1995
                                    -------------------------------------        ------------------------------------
                                        SHARES           WEIGHTED AVERAGE           SHARES           WEIGHTED AVERAGE
                                     UNDER OPTION         EXERCISE PRICE         UNDER OPTION         EXERCISE PRICE
                                    -------------       -----------------       --------------      -----------------
Options outstanding at the
  beginning of year                  487,181                   $ 33.96                   --              $      --
Options granted                      105,100                     45.73              520,617                  33.96
Options exercised                    (33,526)                    33.85               (5,494)                 31.18
Options forfeited                    (20,151)                    33.95              (27,942)                 33.97
                                     -------                     -----              -------                  -----
Outstanding at end of year           538,604                    $ 36.40             487,181              $   33.96
                                     =======                     ======             =======                  =====
Weighted average remaining
   contractual life (in years)           8.3             $32.14 - $56.37                9.4          $32.14 - $34.00
Exercisable at year end              147,031                      33.55              21,859                  32.12
Reserved for future grants           916,376                                      1,001,325


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 THROUGH 1996


As discussed in Note 2, the Company accounts for stock-based compensation under APB No. 25 and its related interpretations. Accordingly, no compensation cost has been recognized for the Equity Incentive Plan and the Directors Plan. Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro-forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal year 1995. Under SFAS No. 123, the fair value of stock based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield range of .35% to .44% for the 1996 options and .42% for the 1995 options; expected volatility range of 21.08% to 23.12% for the 1996 options and 24.38% for the 1995 options; risk free interest rates of 5.40%, 5.83%, 6.51%, 6.53% and 6.54% for the 1996 options and 6.11% and 6.85% for the 1995 options; and an expected life of four years following vesting. Forfeitures are recognized as they occur. If the computed fair values of the 1996 and 1995 awards had been amortized to expense over the vesting period of the awards, the Company's net income would have been reduced to the pro forma amounts of $156.7 million and $134.3 million in 1996 and 1995, respectively, resulting in pro forma earnings per share of $4.47 and $3.82, respectively.

NOTE 12.  STATUTORY ACCOUNTING

The following table reconciles consolidated shareholders' equity at December 31, 1996 and 1995, and net income for each of the three years in the period ended December 31, 1996 as reported under GAAP to PMI statutory capital and policyholders' surplus and net income, determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities (in thousands):

PMI's statutory capital and policyholders' surplus:                     1996              1995
                                                                        ----              ----
   Consolidated shareholders' equity as reported under GAAP            $ 986,862        $ 870,503
   Less non-PMI shareholder's equity                                      50,529           32,457
                                                                       ----------       ---------
   PMI shareholder's equity as reported under GAAP                       936,333          838,046
   Deferred policy acquisition costs                                     (31,633)         (22,986)
   Deferred income taxes                                                  37,643           32,052
   Net unrealized gains on fixed-income securities, net of tax           (30,149)         (41,774)
   Nonadmitted assets                                                     (6,153)         (16,172)
   Tax and loss bonds                                                     90,976           40,540
   Post-retirement benefits                                                4,552            3,193
   Investment in subsidiaries                                            (12,893)          (8,703)
   Other                                                                    (201)             (40)
                                                                       ---------        ---------
   PMI statutory capital                                                 988,475          824,156
   Contingency reserve                                                  (674,841)        (530,874)
                                                                       ---------        ---------
          PMI statutory policyholders' surplus                         $ 313,634        $ 293,282
                                                                       =========        =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 THROUGH 1996

PMI's statutory net income:                                                        1996            1995              1994
                                                                                   ----            ----              ----
   Consolidated net income as reported under GAAP                               $157,918          $135,231         $106,132
   Less non-PMI net income                                                         7,557             2,195            1,597
                                                                                --------          --------         --------
   PMI net income as reported under GAAP                                         150,361           133,036          104,535
   Deferred policy acquisition costs                                              (8,647)            2,616            3,412
   Deferred income taxes                                                          52,845            34,298           29,963
   Investment in subsidiaries                                                      6,499             1,487              675
   Other                                                                           1,526             1,033              471
                                                                                --------          --------         --------
          PMI statutory net income                                              $202,584          $172,470         $139,056
                                                                                ========          ========         ========

Under statutory accounting practices, mortgage insurers are required to establish each year a contingency reserve equal to 50% of premiums earned in such year. Such amount must be maintained in the contingency reserve for 10 years after which time it is released to unassigned surplus. Prior to 10 years, the contingency reserve may be reduced with regulatory approval to the extent that losses in any calendar year exceed 35% of earned premiums for such year. Under GAAP, the contingency reserve is not required.

Under statutory accounting practices, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, these costs are deferred and amortized as the related premiums are earned.

Statutory financial statements only include a provision for current income taxes due, and purchases of tax and loss bonds are accounted for as investments. GAAP financial statements provide for deferred income taxes, and purchases of tax and loss bonds are recorded as payments of current income taxes.

Under statutory accounting practices, certain assets, designated as nonadmitted assets, are charged directly against statutory surplus. Such assets are reflected on the GAAP financial statements.

Fixed-income investments classified as available for sale are carried at market value under GAAP and are generally reported at amortized cost for statutory purposes.

NOTE 13.  BUSINESS SEGMENTS

The Company's two business segments are mortgage insurance ("MI"), including ancillary services, and title insurance ("Title"). Following is segment information as of and for the years ended December 31, 1996, 1995 and 1994 (in thousands):

                                        1996                            1995                             1994
                                        ----                            ----                             ----
                               MI         Title      Total       MI       Title      Total       MI       Title      Total
                            ---------   ---------- ---------- --------- ---------- ---------- ---------- --------- ----------
Revenues                   $   447,051    $54,373   $501,424  $363,718    $41,322   $405,040  $ 313,704   $46,281   $359,985
Income from operations
   before taxes                217,511      4,595    222,106   177,641      2,900    180,541    134,993     3,558    138,551
Net income                     154,914      3,004    157,918   133,196      2,035    135,231    103,819     2,313    106,132
Depreciation expense            4,467         801      5,268     5,151        875      6,026      4,784       694      5,478
Capital expenditures            9,710         503     10,213     5,833        535      6,368      7,683     1,040      8,723
Assets                      1,476,511      33,408  1,509,919  1,274,386    30,054  1,304,440  1,070,072    27,349  1,097,421

NOTE 14.  CAPITAL SUPPORT AGREEMENTS

PMI's claims-paying ratings from certain national rating agencies have, in the past, been based in significant part on various capital support commitments from Allstate and Sears ("Allstate Support Agreements"). On October 27, 1994, the Allstate Support Agreements were terminated with respect to policies issued after October 27, 1994, but continue in modified form (as so modified, the "Runoff Support Agreement") for policies written prior to such termination. Under the terms of the Runoff Support Agreement, Allstate may, at its option, either directly pay or cause to be paid, claims relating to policies written during the terms of the respective Allstate Support Agreements if PMI fails to pay such claims or, in lieu thereof, make contributions directly to PMI or TPG. In the event any amounts were so paid or contributed (which possibility management believes is remote), Allstate would receive subordinated debt or preferred stock of PMI or TPG in return.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 THROUGH 1996


The Runoff Support Agreement contains certain covenants, including covenants that (i) PMI will write no new business after its risk-to-capital ratio equals or exceeds 23 to 1; (ii) PMI will pay no dividends if, after the payment of any such dividend, PMI's risk-to-capital ratio would equal or exceed 23 to 1; and
(iii) on the date that any of the following events occur: (A) PMI's risk-to-capital ratio exceeds 24.5 to 1, (B) Allstate shall have paid any claims relating to PMI policies (directly to a policyholder or by paying an amount equal to such claims to PMI, or to TPG for contribution to PMI pursuant to the Runoff Support Agreement, (C) any regulatory order is issued restricting or prohibiting PMI from making full or timely payments under policies, PMI will transfer substantially all of its assets in excess of $50.0 million to a trust account established for the payment of claims.

On June 6, 1996, a CMG Capital Support Agreement was executed by PMI and CMIC whereby both parties agreed to contribute funds, subject to certain limitations, so as to maintain CMG's risk-to-capital ratio at or below 18.0 to 1. In addition, the agreement specifies that under certain circumstances, PMI and CMIC will contribute up to an additional $4.0 million and $4.8 million, respectively, to CMG, over and above obligations, net of prior contributions, of $13.2 million and $16.1 million, respectively, previously agreed to in a shareholder agreement dated September 8, 1994. At December 31, 1996 CMG's risk-to-capital ratio was
13.9 to 1.

NOTE 15.  QUARTERLY RESULTS (UNAUDITED)

                           FIRST QUARTER          SECOND QUARTER              THIRD QUARTER              FOURTH QUARTER
                           -------------          --------------              -------------              --------------
                          1996        1995        1996        1995         1996           1995          1996         1995
                          ----        ----        ----        ----         ----           ----          ----         ----
                                                       (In thousands, except per share data)
Revenues                 $115,906     $96,588    $119,056     $99,698       $127,450      $103,349      $139,012    $105,405
Net income                 36,990      29,855      41,220      36,421         41,280        35,115        38,428      33,840
Earnings per Share           1.05        0.85        1.17        1.04           1.18          1.00          1.10        0.96

NOTE 16.  SUBSEQUENT EVENT

On February 4, 1997, the Company, through a newly formed trust, privately issued $100.0 million 8.309% capital securities, Series A. Such securities are redeemable after February 1, 2007 at a premium and upon occurrence of certain tax events, and mature on February 1, 2027. The net proceeds, totaling $99.0 million, will be used for general corporate purposes, including common stock repurchases, acquisitions and additions to the investment portfolio. The capital securities were issued by PMI Capital I (the "Issuer Trust"). TPG owns all of the common securities of the Issuer Trust. The sole assets of the Issuer Trust consist of approximately $103.1 million principle amount of junior subordinated debentures (the "Debentures") issued by TPG to the Issuer Trust. The Debentures bear interest at the rate of 8.309% per annum and mature on February 1, 2027. Distributions on the capital securities occur on February 1 and August 1 of each year, commencing August 1, 1997. The obligations of the Company under the Debentures and a related guarantee and expense agreement constitute a full and unconditional guarantee by the Company of the Issuer Trust's obligations under the capital securities. The capital securities are subject to mandatory redemption under certain circumstances. The capital securities will be presented as a separate line item in the consolidated balance sheets of the Company, entitled "Company Obligated Mandatorily Redeemable Capital Securities of Subsidiary Trust Holding Solely Junior Subordinated Deferrable Interest Debentures of the Company". The Company will record distributions payable on the capital securities as interest expense in the consolidated statements of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1994 THROUGH 1996


R E P O R T  O F
M A N A G E M E N T

To the Shareholders of The PMI Group, Inc.

The consolidated financial statements of The PMI Group, Inc. and subsidiaries have been prepared by management and have been audited by the Company's independent auditors, Deloitte & Touche LLP, whose report appears on this page. Management is responsible for the consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles and include amounts based on management's judgments.

Management is also responsible for maintaining internal control systems designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded and that transactions are executed and recorded in accordance with established policies and procedures. The Company's systems are under continuing review and are supported by, among other things, business conduct and other written guidelines, an internal audit function and the selection and training of qualified personnel.

The Board of Directors, through its Audit Committee, oversees management's financial reporting responsibilities. The Audit Committee meets regularly with the independent auditors, representatives of management and the internal auditors to discuss and make inquiries into their activities. Both the independent auditors and the internal auditors have free access to the Audit Committee, with and without management representatives in attendance.


/s/ W. Roger Haughton
W. Roger Haughton
President and Chief Executive Officer
January 22, 1997

/s/ John M. Lorenzen, Jr.
John M. Lorenzen, Jr.
Executive Vice President and Chief Financial Office
January 22, 1997


R E P O R T  O F
I N D E P E N D E N T
A U D I T O R S

To the Board Of Directors and Shareholders of The PMI Group, Inc.

We have audited the accompanying consolidated balance sheets of The PMI Group, Inc. and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The PMI Group, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
-------------------------------


San Francisco, California
January 22, 1997
(February 4, 1997 as to Note 16)