Form 10-K405, Exhibit 13
period 1997-12-31
PMI GROUP INC
filed 1998-03-27
CIK 935724

                                                                    EXHIBIT 13.1

THE PMI GROUP, INC. AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 1997, 1996, 1995, 1994 AND 1993

FIVE YEAR SUMMARY OF FINANCIAL DATA
(Dollars in thousands, except per share data or otherwise noted)

                                               1997          1996          1995          1994          1993
                                               ----          ----          ----          ----          ----
SUMMARY OF CONSOLIDATED OPERATIONS:
 Net premiums written                      $  432,052    $  403,020    $  314,021    $  277,747    $  291,089
                                           ==========    ==========    ==========    ==========    ==========
 Premiums earned                           $  453,948    $  412,738    $  328,756    $  296,345    $  268,554
 Investment income, less
  investment expense                           83,136        67,442        62,041        56,774        45,733
 Realized capital gains, net                   19,584        14,296        11,934         3,064         1,229
 Other income                                   7,979         6,948         2,309         3,802             -
                                           ----------    ----------    ----------    ----------    ----------
 Total revenues                               564,647       501,424       405,040       359,985       315,516
 Total losses and expenses                    321,780       279,318       224,499       221,434       202,543
                                           ----------    ----------    ----------    ----------    ----------
 Income from continuing
  operations before taxes                     242,867       222,106       180,541       138,551       112,973
 Income tax expense                            67,558        64,188        45,310        32,419        24,305
                                           ----------    ----------    ----------    ----------    ----------
 Income from continuing operations            175,309       157,918       135,231       106,132        88,668
 Loss from discontinued operations                  -             -             -             -        28,863
                                           ----------    ----------    ----------    ----------    ----------
 Net income                                $  175,309    $  157,918    $  135,231    $  106,132    $   59,805
                                           ==========    ==========    ==========    ==========    ==========
MORTGAGE INSURANCE OPERATING RATIOS:
 Loss ratio                                     38.2%         41.9%         38.5%         40.5%         41.4%
 Expense ratio                                  22.7%         18.4%         24.9%         30.1%         28.2%
                                           ----------    ----------    ----------    ----------    ----------
 Combined ratio                                 60.9%         60.3%         63.4%         70.6%         69.6%
                                           ==========    ==========    ==========    ==========    ==========
CONSOLIDATED BALANCE SHEET DATA:
 Total assets                              $1,686,603    $1,509,919    $1,304,440    $1,097,421    $  985,129
 Reserve for losses and loss
  adjustment expenses                      $  202,387    $  199,774    $  192,087    $  173,885    $  135,471
 Long-term obligations                     $   99,409    $   99,342             -             -             -
 Preferred capital securities
  of subsidiary trust                      $   99,006             -             -             -             -
 Shareholders' equity                      $1,061,180    $  986,862    $  870,503    $  687,178    $  575,300

PER SHARE DATA:
 Income from continuing operations:
  Basic                                    $     5.25    $     4.52    $     3.86    $     3.03    $     2.53
  Diluted                                  $     5.23    $     4.51    $     3.85    $     3.03    $     2.53
 Shareholders' equity                      $    32.69    $    28.60    $    24.87    $    19.63    $    16.44
 Cash dividends declared                   $     0.20    $     0.20    $     0.15             -             -

PMI OPERATING AND STATUTORY DATA:
 Number of policies in force                  698,831       700,084       657,800       612,806       543,924
 Default rate                                   2.38%         2.19%         1.98%         1.88%         1.81%
 Persistency                                    80.8%         83.3%         86.4%         83.6%         70.0%
 Direct primary insurance
  in force (in millions)                   $   77,787    $   77,312    $   71,430    $   65,982    $   56,991
 Direct primary risk in force
  (in millions)                            $   18,092    $   17,336    $   15,130    $   13,243    $   11,267
 Statutory capital                         $1,114,342    $  988,475    $  824,156    $  659,402    $  494,621
 Risk-to-capital ratio                         14.6:1        15.9:1        15.8:1        17.7:1        20.8:1


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS



RESULTS OF CONSOLIDATED OPERATIONS

1997 VERSUS 1996

Consolidated net income in 1997 was $175.3 million, an 11.0% increase over net income of $157.9 million in 1996. The increase was attributable to increases primarily in premiums earned of 10.0%, secondarily in investment income of 23.3%, and also to an increase in realized capital gains of 37.0%, partially offset primarily by an increase in underwriting and other expenses of 23.1%, and secondarily by an increase of $13.5 million in interest related costs. Premiums earned increased primarily from the growth in mortgage insurance renewal premiums, partially offset by the effect of the termination and commutation of a reinsurance treaty with Centre Reinsurance Company of New York and Centre Reinsurance International Company ("Centre Re Termination") recorded in the fourth quarter of 1996. The 1996 results of operations, including premiums earned, losses and loss adjustment expenses and underwriting expenses, were impacted by the Centre Re Termination as discussed below. Diluted earnings per share were $5.23 in 1997 compared with $4.51 in 1996, a 16.0% increase. The increase in earnings per share was affected by the repurchase of 2.1 million shares of common stock in 1997. Excluding capital gains, earnings per share were $4.85 in 1997 compared with $4.24 in 1996, a 14.4% increase. Revenues in 1997 were $564.6 million, a 12.6% increase over revenues of $501.4 million in 1996.

MORTGAGE INSURANCE OPERATIONS

PMI Mortgage Insurance Co.'s ("PMI") new insurance written ("NIW") totaled $15.3 billion in 1997 compared with $17.9 billion in 1996, a 14.5% decrease. The decrease in NIW resulted from the number of new mortgage insurance policies issued decreasing by 16.6%, to 119,200 policies in 1997 from 142,900 policies in 1996, partially offset by an increase in the average loan size to $128,400 from $125,100.

The primary factor contributing to the decrease in new policies issued was a decline in market share. PMI's market share of NIW decreased to 12.7% in 1997 from 14.1% in 1996. On a combined basis with CMG Mortgage Insurance Company ("CMG"), market share was 13.8% in 1997 compared with 14.7% in 1996. CMG is a 45%-owned affiliate of PMI and is accounted for on the equity method in the Company's consolidated financial statements. The decline in market share was primarily due to the availability of a pool insurance product not offered by PMI for the majority of 1997 and secondarily to increases in product and underwriting competition in the California market. During the fourth quarter of 1997, as part of the Company's value-added strategy, PMI began to offer a pool insurance product to state housing finance authorities and a select group of quality lenders with well-diversified loan pools. No significant pool policies were issued in 1997. During the second half of 1997, PMI's market share increased to 12.9% from 12.4% in the first half of 1997. However, PMI experienced a drop in market share of NIW from the third quarter of 1997 to the fourth quarter of 1997, from 13.3% to 12.4%. The decrease in market share in the fourth quarter is primarily due to the impact of the issuance of pool insurance commitments by competitors earlier in the year.

The secondary factor contributing to the decrease in new policies issued was the decline in the total volume of insured loans in the private mortgage insurance industry in 1997 compared with 1996. The private mortgage insurance industry experienced a decline in total NIW of 4.8% to $120.9 billion in 1997 from $127.0 billion in 1996. Management believes that this decline in 1997 was due to a larger refinance market that included borrowers who either did not require mortgage insurance or chose alternative products available in the market.

PMI's cancellations of insurance in force were $14.8 billion in 1997 compared to $12.0 billion in 1996. This increase is primarily due to an increase in refinancing activity throughout the industry brought on by lower interest rates. In addition, management believes that, in response to proposed mortgage insurance cancellation legislation, servicers are now reviewing their loan portfolios and requesting cancellations on loans with current loan-to-value ratios of 80% or less.

PMI's persistency rate (percentage of insurance remaining in force from one year prior) decreased 2.5 percentage points during 1997, and stands at 80.8% as of December 31, 1997 compared with 83.3% as of December 31, 1996. This decrease is due primarily to the cancellations discussed above. Insurance in force grew at a rate of 0.6% and 8.3% during 1997 and 1996, respectively, to a total of $77.8 billion at December 31, 1997 compared with $77.3 billion at December 31, 1996. The year-over-year decline in the growth rate of insurance in force is due primarily to lower NIW and higher policy cancellations in 1997 compared with 1996. However, the growth rate of risk in force was 4.4% in 1997, and is greater than the growth rate in insurance in force because terminating policies are being replaced by new policies with higher coverage percentages and, accordingly, higher premium rates. The lower growth rate in insurance in force will have an adverse impact on the rate of growth, if any, of PMI's future renewal premiums.

Mortgage insurance net premiums written were $372.1 million in 1997 compared with $349.8 million in 1996, an increase of 6.4%. The increase is attributable primarily to higher average premium rates and higher average loan sizes, and also to the growth of risk in force from one year prior, offset primarily by the effect of the Centre Re Termination in 1996 and also to a decrease in new premiums written. Excluding the impact of the additional profit commission realized on the Centre Re Termination, net premiums written increased by 15.6%.

New premiums written decreased by 38.9% to $13.2 million in 1997 from $21.6 in 1996 while renewal premiums increased by 9.6% to $378.4 million in 1997 from $345.1 million in 1996. The decrease in new premiums written during 1997 resulted primarily from the decrease in NIW from the 1996 level. Renewal premiums increased primarily from a shift in the composition of policies in force to loans with higher premium rates and secondarily to the growth of risk in force. Mortgages with original loan-to-value ratios greater than 90% and equal to or less than 95% ("95s") with 30% insurance coverage increased to 28.8% of risk in force as of December 31, 1997 from 21.9% as of December 31, 1996. Similarly, mortgages with original loan-to-value ratios greater than 85% and equal to or less than 90% ("90s") with 25% insurance coverage increased to 23.6% of risk in force in 1997 compared with 19.6% in 1996.

Mortgage insurance premiums earned were $394.0 million in 1997 compared with $359.5 million in 1996, an increase of 9.6%. This increase is due primarily to higher premium rates and higher average loan sizes and secondarily to the growth in risk in force from one year prior, offset primarily by the effect of the Centre Re Termination in 1996 and also to the decrease in NIW from the 1996 level. Excluding the impact of the Centre Re Termination, net premiums earned increased by 15.5%.

Mortgage insurance losses and loss adjustment expenses decreased slightly to $150.4 million in 1997 from $150.6 million in 1996. This decrease was due primarily to the effect of the Centre Re Termination in 1996. Excluding the impact of the Centre Re Termination, mortgage insurance losses and loss adjustment expenses would have increased by 10.6% due to an increase in the number of loans in default caused by the growth and maturation of insurance in force. Primary direct claims paid by PMI increased slightly in 1997 to approximately $147 million compared with approximately $143 million in 1996. The average claim size decreased, however, to $26,400 in 1997 from $27,600 in 1996, due primarily to a smaller percentage of claims originating from the California book of business, and also to increased loss mitigation activity.

PMI's default rate increased to 2.38% at December 31, 1997 from 2.19% at December 31, 1996. This increase was due primarily to the policy cancellations discussed above, and secondarily to normal delinquency development in states where PMI has expanded its market presence, and also to the maturation of PMI's 1993 and 1994 books of business. Management expects the total default rate to continue to increase in 1998. See Cautionary Statement.

The default rates on PMI's California policies decreased to 3.73% (representing 3,987 loans in default) at December 31, 1997, from 3.81% (representing 4,261 loans in default) at December 31, 1996. Policies written in California accounted for approximately 64% and 73% of the total dollar amount of claims paid in 1997 and 1996, respectively. Although management expects that California should continue to account for the majority of total claims paid, management anticipates that with continued improvement in the California economy, increased benefits of loss mitigation and improved default reinstatement rates, California claims paid as a percentage of total claims paid should continue to decline. See Cautionary Statement.

Mortgage insurance underwriting and other expenses increased 31.1% to $84.4 million in 1997 from $64.4 million in 1996. This increase was primarily attributable to the effect of the Centre Re Termination and ceding commissions in 1996, and secondarily to an increase in contract underwriting expenses. Excluding the impact of the 1996 Centre Re transactions, 1997 expenses increased by 11.9% over 1996. Contract underwriting processed loans represented 21.6% of PMI's NIW in 1997 compared with 13.0% in 1996. Contract underwriting is generally more expensive for the Company on a per-application basis than underwriting a loan in-house, and is becoming an increasingly popular method among mortgage lenders for processing loan applications. Management anticipates that contract underwriting will continue to process loans that will generate a significant percentage of PMI's NIW. See Cautionary Statement.

The mortgage insurance loss ratio decreased to 38.2% in 1997 from 41.9% in 1996. This decrease was due primarily to the growth in net premiums earned, and also to the decrease in losses and loss adjustment expenses discussed above. The expense ratio increased to 22.7% in 1997 from 18.4% in 1996, due primarily to the Centre Re transactions, resulting in a combined ratio of 60.9% in 1997, 0.6 percentage points higher than the 1996 ratio of 60.3%. Excluding the 1996 Centre Re transactions, the 1996 expense ratio was 23.4% and the 1996 loss ratio was 39.9%, resulting in a combined ratio of 63.3%.

Interest expense of $6.8 million was incurred in 1997 related to the long-term debt issued by the Company in November 1996. The Company incurred an additional $7.6 million of expenses related to distributions on the redeemable preferred capital securities issued by the Company in February 1997.


TITLE INSURANCE OPERATIONS

Title insurance premiums earned increased 12.6% to $59.9 million in 1997 compared with $53.2 million in 1996. This improvement was due to increasing current market share combined with successful ongoing expansion efforts into new states. Underwriting and other expenses increased 10.6% to $53.1 million in 1997 compared with $48.0 million in 1996. This increase is directly attributable to the increase in fees and commissions payable to third parties based on premiums earned. The title insurance combined ratio decreased to 91.8% in 1997 from 93.5% in 1996. The title insurance industry expense ratios are higher than those experienced in the mortgage insurance industry primarily because the commission rates paid to title agencies and attorneys are higher than those paid to mortgage insurance sales agents.

OTHER

The Company's net investment income in 1997 was $83.1 million compared with $67.4 million in 1996, an increase of 23.3%. The increase was primarily attributable to the growth in the average amount of invested assets, which resulted primarily from the $198.3 million of combined proceeds from the November 1996 debt offering and the February 1997 redeemable preferred capital securities offering, secondarily to positive cash flows generated by operating activities, and also to the collection of $53.6 million in connection with the Centre Re Termination, partially offset by $120 million of common stock repurchases in 1997. The average investment yield (pretax) decreased to 6.0% in 1997 from 6.1% in 1996 due to declining interest rates in 1997. Realized capital gains (net of losses) increased over 1996, up 37.1% to $19.6 million in 1997 from $14.3 million in 1996. This was due primarily to the sale of approximately $50.0 million of equity securities in the first quarter of 1997.

Other income, primarily revenues generated by PMI Mortgage Services Co. ("MSC"), increased to $8.0 million in 1997 from $6.9 million in 1996. Other expenses, primarily expenses incurred by MSC, increased to $17.6 million in 1997 from $13.6 million in 1996. These increases are primarily due to expanded ancillary services, primarily contract underwriting. Management expects the demand for contract underwriting to increase for the foreseeable future. See Cautionary Statement.

The Company's effective tax rate decreased to 27.8% in 1997 compared to 28.9% in 1996. The benefits of tax-preference investment income and other permanent differences reduced the effective rates below the statutory rate of 35% during both periods. The decrease in the effective tax rate is due to an increase in tax-exempt income and to a decrease in the state income tax provision during 1997.

1996 VERSUS 1995

Consolidated net income in 1996 was $157.9 million, a 16.8% increase over net income of $135.2 million in 1995. The increase was attributable to increases primarily in premiums earned and secondarily in investment income (including capital gains) of 25.5% and 10.5%, respectively, partially offset by increases primarily in losses and loss adjustment expenses and secondarily in underwriting and other expenses (including interest expense) of 35.1% and 13.7%, respectively. Premiums earned increased primarily from the ongoing mortgage insurance operations, secondarily from the Centre Re Termination, and also from the title insurance operations. Earnings per share were $4.51 in 1996 compared with $3.85 in 1995, a 17.1% increase. Excluding capital gains, earnings per share were $4.24 in 1996 compared with $3.63 in 1995, a 16.8% increase.
Revenues in 1996 were $501.4 million, a 23.8% increase over revenues of $405.0 million in 1995.

MORTGAGE INSURANCE OPERATIONS

PMI's NIW totaled $17.9 billion in 1996 compared with $14.5 billion in 1995, a 23.4% increase. The increase in NIW resulted primarily from the number of new mortgage insurance policies issued increasing by 19.5%, to 142,900 policies in 1996 from 119,600 policies in 1995, and secondarily from an increase in the average loan size to $125,100 from $120,900. NIW net of quota share reinsurance increased by 39.3% to $17.0 billion in 1996 from $12.2 billion in 1995. This increase was affected by three factors: the first is the increase in gross NIW; the second, effective for new policies written in 1996, PMI reduced its percentage of quota share cessions from approximately 15% in 1995 to 5% in 1996; and third, the Centre Re Termination. The impact of the Centre Re Termination is described below.

One of the factors contributing to the increase in new policies issued was growth in market share in 1996 compared with 1995. PMI's market share of NIW increased to 14.1% during 1996 from 13.2% in 1995. On a combined basis with CMG, market share increased to 14.7% in 1996 compared with 13.5% in 1995. A second factor was the growth in the total number of loan originations in the mortgage insurance industry in 1996 compared with 1995, which was caused by increases in the purchase market and refinancing activity primarily in the first half of 1996. Refinancing as a percentage of PMI's NIW increased by 5.4 percentage points, to 16.9% in 1996 from 11.5% in 1995. Consistent with the industry, PMI experienced a significantly higher level of refinance business in the first half of 1996 as compared with the second half of 1996.

PMI's persistency rate decreased 3.1 percentage points during 1996, and stands at 83.3% as of December 31, 1996 compared with 86.4% as of December 31, 1995. The persistency rate leveled off in the second quarter of 1996 and experienced slight but consistent improvements in the third and fourth quarters. This trend is consistent with PMI's refinancing activity during 1996. Insurance in force grew at a rate of 8.3% during 1996 to a total of $77.3 billion at December 31, 1996 compared with $71.4 billion at December 31, 1995. The higher level of NIW in 1996 compared with 1995, coupled with the slight rebound in persistency during the second half of 1996, slightly improved the 1996 growth rate of insurance in force to 8.3% over the 1995 rate of 8.2%.

Mortgage insurance net premiums written were $349.8 million in 1996 compared with $273.7 million 1995, an increase of 27.8%. The increase is attributable primarily to the increase in NIW over the 1995 level, secondarily to the Centre Re Termination, and also to higher average premiums resulting from the increasing shift to deep coverage loans, higher average loan sizes and the growth of insurance in force. New premiums written decreased by 15.6% to $21.6 million in 1996 from $25.6 million in 1995, while renewal premiums increased by 22.3% to $345.1 million in 1996 from $282.1 million in 1995. The decrease in new premiums written during 1996 resulted primarily from the continuing shift to the monthly premium product from an annual premium product. The monthly premium plan as a percent of NIW represented 95.1% of NIW in 1996 compared with 85.2% in 1995, and 96.6% in the fourth quarter of 1996 compared with 91.0% in the corresponding period of 1995.

The increase in average premiums was caused by a continuing shift to 95s with increased insurance coverage, partially offset by a decrease in the use of adjustable rate mortgages (ARMs). 95s with 30% coverage increased to 41.8% of NIW in 1996 compared with 34.7% in 1995. Similarly, 90s with 25% coverage increased to 41.7% in 1996 compared with 32.9% in 1995. ARMs decreased to 13.4% of NIW in 1996 compared with 21.3% in 1995.

Refunded premiums increased by 24.0% in 1996 to $15.5 million from $12.5 million in 1995. This was due primarily to the increase in policy cancellations related to the growth in mortgage refinancing volume during the first half of 1996. Mortgage insurance ceded premiums were $1.3 million in 1996 compared with $21.5 million in 1995, while PMI's ceded premiums written as a percentage of net new, renewal and refunded premiums decreased to 0.2% in 1996 compared with 9.2% in 1995. The reduction of ceding percentages in 1996 was due primarily to the Centre Re Termination and secondarily to a larger portion of premiums remaining with the Company through the use of Residential Guaranty Co. ("RGC"), a subsidiary of The PMI Group, Inc. ("TPG"), as a reinsurer.

Mortgage insurance premiums earned increased 24.6% to $359.5 million in 1996 from $288.5 million in 1995. This increase is due primarily to the increase in NIW over the 1995 level, secondarily to the Centre Re Termination, and also to the growth in insurance in force in 1996 over 1995, the impact of higher premium rates resulting from the shift to increased insurance coverage products and higher average loan sizes.

Mortgage insurance losses and loss adjustment expenses increased to $150.6 million in 1996 from $111.0 million in 1995, an increase of 35.7%. This increase was due primarily to the growth and maturation of insurance in force, secondarily to the Centre Re Termination, and also to increased claim amounts associated with the higher coverage percentages, higher loan sizes and an increase in the default rate.

Direct primary claims paid by PMI in 1996 were approximately $143 million compared with approximately $101 million in 1995. During 1996, PMI experienced an acceleration in its claim payment process. This acceleration was a result of Fannie Mae's and Freddie Mac's loss mitigation efforts to make earlier determinations regarding delinquent loans and to accelerate the loan foreclosure and claim process. Policies written in California accounted for approximately 73% and 67% of the total dollar amount of claims paid in 1996 and 1995, respectively.

In addition to claim increases, PMI's default rate increased to 2.19% at December 31, 1996 from the December 31, 1995 rate of 1.98%. This increase was primarily caused by a growth in the inventory level of notices of delinquency due primarily to the maturation of PMI's 1992 and 1993 books of business. Default rates on PMI's California policies decreased to 3.81% at December 31, 1996, from 4.08% at December 31, 1995.

Mortgage insurance underwriting and other expenses decreased to $64.4 million in 1996 from $68.0 million in 1995, or 5.3%. This decrease, in contrast to the growth rate in NIW, is primarily the result of management's focus on controlling expenses and the expense ratio, and secondarily to the Centre Re Termination.

The mortgage insurance loss ratio increased to 41.9% in 1996 compared with 38.5% in 1995 due to the increase in losses and loss adjustment expenses discussed above. The expense ratio improved over 1995, dropping to 18.4% in 1996 from 24.9% in 1995, resulting in a combined ratio of 60.3% in 1996, 3.1 percentage points better than the 1995 ratio of 63.4%.

TITLE INSURANCE OPERATIONS

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

OTHER

The Company's net investment income in 1996 was $67.4 million compared with $62.0 million in 1995, an increase of 8.7%. The increase was primarily attributable to the growth in the average amount of invested assets, which resulted from cash flows generated by operating activities, partially offset by a decrease in the average investment yield (pretax) to 6.1% in 1996 from 6.5% in 1995. Realized capital gains (net of losses) increased over 1995, up 20.2% to $14.3 million in 1996 from $11.9 million in 1995.

Other income, primarily revenues generated by MSC, increased to $6.9 million in 1996 from $2.3 million in 1995. This growth is primarily due to increased mortgage services operations resulting from higher refinancing activity and expansion of MSC's contract underwriting services.

The Company's effective tax rate was 28.9% in 1996 compared to 25.1% in 1995. The benefits of tax-preference investment income and other permanent differences reduced the effective rates below the statutory rate of 35% during both periods. The increase in the effective rate in 1996 over 1995 was due to a greater portion of operating income generated from insurance operations rather than tax-free bond income and a shift in the mix of the investment portfolio to a greater portion of taxable fixed-income bonds.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Liquidity and capital resource considerations are different for TPG and PMI, its principal insurance operating subsidiary, as discussed below. There are no material liquidity requirements for the remaining subsidiaries of the Company.

TPG's principal sources of funds are dividends from PMI and American Pioneer Title Insurance Company, cash and investment income thereon and funds that may be raised from time to time in the capital markets. There are various restrictions on PMI's ability to pay dividends to TPG, which are discussed in
Note 12 of Notes to Consolidated Financial Statements. PMI has paid regular and extraordinary dividends to TPG totaling $76.4 million during 1997. TPG has two bank credit lines available totaling $50.0 million. There were no borrowings under the credit lines during 1997. In February 1997, TPG, through a trust, privately issued $100 million 8.309% redeemable preferred capital securities (see Note 11 of Notes to Consolidated Financial Statements).

TPG's principal uses of funds are common stock repurchases, the payment of dividends to shareholders, funding of acquisitions, additions to its investment portfolio, investments in subsidiaries, and the payment of interest. During 1997, the Company completed a $150 million stock buy-back program that had been authorized by the TPG Board of Directors in 1996. In November 1997, an additional $150 million stock buy-back program was authorized by the TPG Board of Directors and commenced in 1998.

As of December 31, 1997, TPG had available funds of approximately $134 million. This amount increased from the December 31, 1996 balance of $104 million due to the unused portion of the proceeds from the February 1997 $100.0 million redeemable preferred capital securities issue and $76.4 million in dividends from PMI, less common stock repurchases of $120.0 million in 1997.

The principal sources of funds for PMI are premiums received on new and renewal business, reimbursement of losses from reinsurers and amounts earned from the investment of this cash flow. The reimbursement of losses from reinsurers includes $61.4 million from Forestview Mortgage Insurance Company ("Forestview") in 1997. Forestview is an affiliate of the Company's largest shareholder, The Allstate Corporation. The principal uses of funds by PMI are the payment of claims and related expenses, reinsurance premiums to affiliated companies, other operating expenses and dividends to TPG.

The majority of claims paid under PMI policies have historically occurred during the third through the sixth years after issuance of the policies. Insurance written by PMI from the period January 1, 1992 through December 31, 1995 represents 55.2% of PMI's insurance in force at December 31, 1997, with the 1993 book of business representing 18.6%. Direct primary claims paid by PMI were approximately $147 million and $143 million in 1997 and 1996, respectively.

In the mortgage guaranty insurance industry, liquidity refers to the ability of an enterprise to generate adequate amounts of cash from its normal operations, including premiums received and investment income, in order to meet its financial commitments, which are principally obligations under the insurance policies it has written. Liquidity requirements are significantly influenced by the level and severity of claims. PMI's claims-paying ability is currently rated "AA+" (Excellent) by Standard and Poor's Rating Services, "Aa2" (Excellent) by Moody's Investors Service, Inc., "AA+" (Very Strong) by Fitch Investors Service, Inc., and "AA+" (Very High) by Duff & Phelps Credit Rating Co. These ratings are subject to revisions or withdrawal at any time by the assigning rating organization. The ratings by the organizations are based upon factors relevant to PMI's policyholders and are not applicable to the Company's common stock or outstanding debt.

PMI generates substantial cash flows from operations as a result of premiums being received in advance of the payment of claims. Cash flows generated from PMI's operating activities totaled $180.1 million and $96.7 million in 1997 and 1996, respectively. This increase is due primarily to the collection of $53.6 million as a result of the Centre Re Termination.

Consolidated shareholders' equity increased from $986.9 million at December 31, 1996, to $1,061.2 million at December 31, 1997, an increase of $74.3 million, or 7.5%. The change in shareholders' equity consisted of increases of $175.3 million from net income, $4.4 million from stock option activity, and an increase of $21.2 million in net unrealized gains on investments available for sale (net of tax), offset by common stock repurchases of $120.0 million, and dividends declared of $6.6 million.

PMI's risk-to-capital ratio at December 31, 1997 was 14.6:1, compared to 15.9:1 at December 31, 1996.

CAUTIONARY STATEMENT

Certain written and oral statements made or incorporated by reference from time to time by the Company or its representatives in this document, other documents filed with the Securities and Exchange Commission, press releases, conferences, or otherwise that are not historical facts, and that relate to future plans, events or performance are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements in the "Shareholder Letter" include the following: Management believes that with the (i) expansion of underwriting offices, (ii) improvement in California's economy and real estate market, and (iii) overall national economic indicators, the Company is in a position for continued growth and improved loss results. Such forward-looking statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" include the following: (i) management expects the total default rate to continue to increase in 1998; (ii) although management expects that California should continue to account for the majority of total claims paid, management anticipates that with continued improvement in the California economy, increased benefits of loss mitigation and improved default reinstatement rates, California claims paid as a percentage of total claims paid should continue to decline;
(iii) Management anticipates that contract underwriting will continue to process loans that will generate a significant percentage of PMI's NIW; (iv) Management expects the demand for contract underwriting to increase for the foreseeable future; and (v) Management presently believes that the current statutes will not have a material impact on the Company's financial condition or results of operations. The Company's actual results may differ materially from those expressed in any forward-looking statements made by the Company. These forward-looking statements involve a number of risks or uncertainties including, but not limited to, the factors set forth below and in the Company's periodic filings with the Securities and Exchange Commission.

FACTORS THAT MAY AFFECT FUTURE RESULTS AND MARKET PRICE OF STOCK



GENERAL CONDITIONS

Several factors such as economic recessions, declining housing values, higher unemployment rates, deteriorating borrower credit, rising interest rates, increases in refinance activity caused by declining interest rates, legislation impacting borrowers' rights, or combinations of such factors might affect the mortgage insurance industry and demand for housing in general and could materially and adversely affect the Company's financial condition and results of operations. Such economic events could materially and adversely impact the demand for mortgage insurance, cause claims on policies issued by PMI to increase, and/or cause a similar adverse increase in PMI's loss experience.

Other factors that may influence the amount of NIW by PMI include: mortgage insurance industry volumes of new business; the impact of competitive underwriting criteria and product offerings and services, including mortgage pool insurance and contract underwriting services; the ability to recruit and maintain a sufficient number of qualified underwriters; the effect of risk-sharing structured transactions; changes in the performance of the financial markets; general economic conditions that affect the demand for or acceptance of the Company's products; changes in government housing policy; changes in government regulations or interpretations regarding the Real Estate Settlement Procedures Act ("RESPA"); changes in the statutory charters, regulations, powers and coverage requirements of government sponsored enterprises ("GSEs"), banks and savings institutions; and customer consolidation.

MARKET SHARE AND COMPETITION

The Company's financial condition and results of operations could be materially and adversely affected by a decline in its market share, or a decline in market share of the private mortgage insurance industry as a whole. Numerous factors bear on the relative position of the private mortgage insurance industry versus government and quasi-governmental competition as well as the competition of lending institutions that choose to remain uninsured, self-insure through affiliates, or offer residential mortgage products that do not require mortgage insurance. The impact of competitive underwriting criteria and product offerings, including mortgage pool insurance, has a direct impact on the Company's market share. Further, several of the Company's competitors have greater direct or indirect capital reserves that provide them with potentially greater flexibility than the Company in addressing competitive issues.

PMI competes directly with federal and state governmental and quasi-governmental agencies, principally the FHA and, to a lesser degree, the VA. PMI and other private mortgage insurers are also affected by Fannie Mae and Freddie Mac. These GSEs are permitted by statute to purchase conventional high-LTV mortgages from lenders who obtain mortgage insurance on those loans. Further, the Office of the Comptroller of the Currency has granted permission to certain national banks to form reinsurance companies as wholly-owned operating subsidiaries for the purpose of reinsuring mortgage insurance written on loans originated or purchased by such banks. In addition, the Federal Reserve Board and the Office of Thrift Supervision are in the process of considering whether similar activities are permitted for bank holding companies and savings institutions, respectively. The reinsurance subsidiaries of national banks, savings institutions, or bank holding companies could become significant competitors of the Company in the future. Mortgage lenders, other than banks, thrifts or their affiliates, are forming reinsurance affiliates that are typically regulated solely by the insurance authority of their state of domicile. Management believes that such reinsurance affiliates will increase competition in the mortgage insurance industry and may materially and adversely impact PMI's market share.

Certain lenders originate a first mortgage lien with an 80 percent LTV ratio, a 10 percent second mortgage lien, and 10 percent of the purchase price from borrower's funds ("80/10/10"). This 80/10/10 product competes with mortgage insurance as an alternative for lenders selling loans in the secondary mortgage market. If the 80/10/10 product becomes a widely accepted alternative to mortgage insurance, it could have a material and adverse impact on the Company's financial condition and results of operations.

During 1997, the maximum single-family principal balance loan limit eligible for purchase by Fannie Mae and Freddie Mac was increased from $214,600 to $227,150 effective in 1998. Any increase in the loan principal balance eligible for purchase by these GSEs could potentially expand the mortgage insurance market. Another proposal would allow Fannie Mae and Freddie Mac greater flexibility in utilizing substitutes for private mortgage insurance. Fannie Mae and Freddie Mac also have the discretion to reduce the amount of private mortgage insurance they require on loans. The adoption by the GSE's of private mortgage insurance substitutes or reduction in the amount of private mortgage insurance coverage could materially and adversely affect the Company's financial condition and results of operations.

Legislation and regulatory changes affecting the FHA and certain commercial banks that forego insurance have affected demand for private mortgage insurance. PMI and other private mortgage insurers compete directly with federal and state governmental and quasi-governmental agencies, principally the FHA and, to a lesser degree, the VA. These agencies sponsor government-backed mortgage insurance programs which accounted for 45.6%, 44.8%, and 38.5% for 1997, 1996 and 1995, respectively, of all loans insured or guaranteed. The maximum individual loan amount that the FHA can insure is currently $170,362 and the maximum individual loan amount that the VA can insure is $203,150. The Clinton administration and Congress are considering increasing the single-family loan limit which FHA could purchase to $227,150. The Company believes that any increase in the FHA loan limit, or other expansion of eligibility for the FHA and VA would likely have an adverse affect on the competitive position of PMI and consequently could materially and adversely affect the Company's financial condition and results of operations.

INSURANCE IN FORCE

A significant percentage of PMI's premiums earned is generated from its existing insurance in force and not from new insurance written. PMI's policies for insurance coverage typically have a policy duration of five to seven years. Insurance coverage may be canceled by the policy owner or servicer of the loan at any time. PMI has no control over the owner's or servicer's decision to cancel insurance coverage and self-insure or place coverage with another mortgage insurance company. There can be no assurance that policies for insurance coverage originated in a particular year or for a particular customer will not be canceled at a later time or that the Company will be able to regain such insurance coverage at a later time. As a result, the Company's financial condition and results of operation could be materially and adversely affected by greater than anticipated policy cancellations or lower than projected persistency resulting in declines in insurance in force.

During an environment of falling interest rates, an increasing number of borrowers refinance their mortgage loans. PMI and other mortgage insurance companies, generally experience an increase in the prepayment rate of insurance in force, resulting from policy cancellations of older books of business. Although PMI has a history of expanding business during low interest rate environments, the resulting increase of NIW may ultimately prove to be inadequate to compensate for the loss of insurance in force arising from policy cancellations. Any significant decrease in PMI's insurance in force could materially and adversely affect the Company's financial condition and results of operations.

Insurance in force as of December 31, 1997 was $77.8 billion compared with $77.3
billion as of December 31, 1996.   The annualized growth rate of insurance in
force was 0.6% and 8.3% as of December 31, 1997 and 1996, respectively. The period over period decrease in the growth rate is primarily due to lower NIW and higher policy cancellations. The lower growth rate in insurance in force will have an adverse impact on PMI's future renewal premiums.

FANNIE MAE, FREDDIE MAC AND FHA; STATE AND FEDERAL MORTGAGE CANCELLATION LEGISLATION

Fannie Mae and Freddie Mac impose requirements on private mortgage insurers for such insurers to be eligible to insure loans sold to such agencies. Any change in PMI's existing eligibility status, primarily its claims-paying ability rating from the various rating agencies, could have a material and adverse effect on the Company's financial condition and results of operations.

Although PMI cannot generally cancel its mortgage insurance policies once issued, PMI must cancel mortgage insurance for a mortgage loan upon the request of the insured. Fannie Mae and Freddie Mac have guidelines which give borrowers the right to request cancellation of mortgage insurance when specified conditions are met. In addition, federal legislation and legislation in approximately a dozen states has been introduced that also addresses this issue. Proposals concerning borrower notification of their cancellation rights, cancellation criteria, or the point at which mortgage insurance premiums may no longer be charged to borrowers, are still being formulated and their enactment remains uncertain. Statutes giving borrowers cancellation rights and/or preventing premiums from being charged to borrowers presently exist in five states, including California. Management presently believes that the existing statutes will not have a material impact on the Company's financial condition or results of operations. Management believes it is too early to ascertain the impact of the enactment of any additional mortgage cancellation proposals.

CONTRACT UNDERWRITING SERVICES; NEW PRODUCTS

The Company provides contract underwriting services that enable customers to improve the efficiency and quality of their operations by outsourcing all or part of their mortgage loan underwriting. Contract underwriting services have become increasingly important to mortgage lenders as they seek to reduce costs. Accordingly, contract underwriting generates a significant percentage of PMI's NIW. Management anticipates that contract underwriting will continue to process loans that will generate a significant percentage of PMI's NIW. Due to the increasing demand of contract underwriting services, the limited number of underwriting personnel available, and heavy price competition among mortgage insurance companies, PMI's inability to recruit and maintain a sufficient number of qualified underwriters could materially and adversely affect its market share and materially and adversely affect the Company's financial condition and results of operations.

TPG and PMI, from time to time, introduce new mortgage insurance products or programs. The Company's financial condition and results of operations could be materially and adversely affected if PMI or the Company experiences delays in introducing competitive new products and programs. In addition, for any introduced product, there can be no assurance that such products, including any mortgage pool type products, or programs will be as profitable as the Company's existing products and programs.

YEAR 2000 ISSUES

The Company is heavily dependent upon complex computer systems for all phases of its operations, including customer service, servicing the insurance portfolio, risk analysis, underwriting, and loss reserves. Since many of the Company's older computer software programs recognize only the last two digits of the year in any date (e.g., "97" for 1997), some software may fail to operate properly in 1999 or 2000 if the software is not reprogrammed or replaced (the "Year 2000 Issue"). The Company believes that many of its suppliers and customers may have Year 2000 Issues that could adversely affect the Company; however, it is uncertain what impact, if any, such Year 2000 Issues would have on the Company. The Company has commenced a plan intended to mitigate and/or prevent the adverse interanl effects of Year 2000 Issues and estimates the cost of this work at approximately $3 million. The Company presently believes that it will be able to resolve its internal Year 2000 Issues in a timely manner and that the cost of addressing such matters will not have a material effect on the Company's current financial condition, liquidity or results of operations. Management believes its failure or its customers or suppliers failure to resolve the Year 2000 Issues in a timely manner could materially and adversely affect the Company's financial condition and results of operations.

NEW YORK DEPARTMENT OF INSURANCE

TPG offers a captive reinsurance structure and in the past, offered a risk-sharing product (a performance note) that was designed to encourage quality originations and loss mitigation by its customers. To date, neither product represents a significant portion of the Company's revenues. In March 1997, the New York Department of Insurance stated in a letter addressed to all private mortgage insurers that both captive reinsurance structures and the use of a performance note structured as a variable rate note to a lender by an affiliate of a mortgage guaranty insurer where the rate of interest to the lender is based upon the underwriting experience of the mortgage guaranty insurer on the mortgages originated by the lender would be considered to be illegal under New York law. The Company is currently discussing with the New York Department of Insurance the structure of its performance note product as well as its captive reinsurance arrangements with certain of its customers. The Company indicated to the New York Department of Insurance that it disagrees with the statements in the letter. Management is unable to predict at this time the results of these discussions.

RISK-TO-CAPITAL RATIO

Regulators specifically limit the amount of insurance risk that may be written by PMI to a multiple of 25 times PMI's statutory capital (which includes the contingency reserve). Other factors affecting PMI's risk-to-capital ratio include: (i) regulatory review and oversight by the State of Arizona, PMI's state of domicile for insurance regulatory purposes; (ii) limitations under the Runoff Support Agreement with Allstate, which prohibit PMI from paying any dividends if, after the payment of any such dividend, PMI's risk-to-capital ratio would equal or exceed 23 to 1; (iii) TPG's credit agreements; and (iv) TPG's and PMI's credit or claims-paying ability ratings which require that the risk-to-capital ratio not exceed 20 to 1.

Significant losses could cause a material reduction in statutory capital, causing an increase in the risk-to-capital ratio and thereby limit PMI's ability to write new business. The inability to write new business could materially and adversely affect the Company's financial condition and results of operations.

CHANGES IN COMPOSITION OF INSURANCE WRITTEN

The composition of PMI's NIW has included an increasing percentage of mortgages with LTVs in excess of 90% and less than or equal to 95% ("95s"). At December 31, 1997, 46.2% of PMI's risk in force consisted of 95s, which, in PMI's experience, have had a claims frequency approximately twice that of mortgages with LTVs equal to or less than 90% and over 85% ("90s"). PMI also offers coverage for mortgages with LTVs in excess of 95% and up to 97% ("97s"). At December 31, 1997, 1.8% of PMI's risk in force consisted of 97s which have even higher risk characteristics than 95s and greater uncertainty as to pricing adequacy. PMI's NIW also includes adjustable rate mortgages ("ARMs"), which, although priced higher, have risk characteristics that exceed the risk characteristics associated with PMI's book of business as a whole. During the fourth quarter of 1997, PMI began offering a pool insurance product to state housing finance authorities and certain lenders. This product is similar in structure to the pool insurance product previously offered by PMI during 1990 - 1993, but has different risk characteristics, including limits on total exposure, diversification and loan to value ratios. Management presently cannot predict the impact this pool insurance product will have on PMI's market share. Pool insurance is generally used as an additional credit enhancement for certain secondary market mortgage transactions and generally covers the loss on a defaulted mortgage loan that exceeds the claim payment under the primary coverage, if primary insurance is required on that mortgage loan. Pool insurance also generally covers the total loss on a defaulted mortgage loan which did not require primary insurance, in each case up to a stated aggregate loss limit. Although PMI charges higher premium rates for loans that have higher risk characteristics, including ARMs, 95s, 97s and pool insurance products, the premiums earned on such products, and the associated investment income, may ultimately prove to be inadequate to compensate for future losses from such products. Such losses could materially and adversely affect the Company's financial condition and results of operations.

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

LOSS RESERVES

PMI establishes loss reserves based upon estimates of the claim rate and average claim amounts, as well as the estimated costs, including legal and other fees, of settling claims. Such reserves are based on estimates, which are regularly reviewed and updated. There can be no assurance that PMI's reserves will prove to be adequate to cover ultimate loss development on incurred defaults. The Company's financial condition and results of operations could be materially and adversely affected if PMI's reserve estimates are insufficient to cover the actual related claims paid and expenses incurred.

REGIONAL CONCENTRATION

In addition to nationwide economic conditions, PMI could be particularly affected by economic downturns in specific regions where a large portion of its business is concentrated, particularly California, where PMI has 20.5% of its risk in force concentrated and where the default rate on all PMI policies in force is 3.73% compared with 2.38% nationwide as of December 31, 1997.

CONTINUING RELATIONSHIPS WITH ALLSTATE AND AFFILIATE

In December 1993, PMI entered into a Reinsurance Treaty with Forestview Mortgage Insurance Company ("Forestview") whereby Forestview agreed to reinsure all liabilities (net of amounts collected from third party reinsurers and indemnitors) in connection with PMI's mortgage pool insurance business in exchange for premiums received. In 1994, Forestview also agreed that as soon as practicable after November 1, 1994, Forestview and PMI would seek regulatory approval for the Reinsurance Treaty to be deemed to be an assumption agreement and that, upon receipt of the requisite approvals, Forestview would assume such liabilities. The parties are in the process of seeking regulatory approval to complete the assumption of the mortgage pool insurance policies. Until Forestview has assumed directly such mortgage pool insurance policies, PMI will remain primarily liable on the unassumed policies. Forestview's previous claims-paying ability rating of "AA" (Excellent) was withdrawn by Standard and Poor's Rating Services ("S&P"). Management is uncertain at this time what impact the withdrawal of the claims-paying ability rating will have on the parties' ability to timely consummate the assumption transaction. Pursuant to this agreement, during 1997 PMI ceded $11.7 million of pool premiums to Forestview and Forestview reimbursed PMI for claims on the covered policies in the amount of $61.4 million. It is anticipated that additional pool claims significantly in excess of pool premiums will be paid in 1998 and beyond. As of December 31, 1997, the Company has an $89.6 million reinsurance recoverable from Forestview. The failure of Forestview to meet its contractual commitments would materially and adversely affect the Company's financial condition and results of operations.

On October 28, 1994, TPG entered into a Runoff Support Agreement (the "Runoff Support Agreement") with Allstate Insurance Company ("Allstate") to replace various capital support commitments that Allstate had previously provided to PMI. Allstate agreed to pay claims on certain insurance policies issued by PMI prior to October 28, 1994, if PMI's financial condition deteriorates below specified levels, or if a third party brings a claim thereunder. Alternatively, Allstate may make contributions directly to PMI or TPG. In the event that Allstate makes payments or contributions under the Runoff Support Agreement (which possibility management believes is remote), Allstate would receive subordinated debt or preferred stock of PMI or TPG in return. During 1997, no payment obligation arose under the Runoff Support Agreement.

CONSOLIDATED STATEMENTS OF
OPERATIONS

                                                                         YEAR ENDED DECEMBER 31,
(In thousands, except per share amounts)                          1997             1996           1995
---------------------------------------------------------------------------------------------------------
REVENUES    Premiums earned                                     $ 453,948       $ 412,738       $ 328,756
            Investment income, less investment expense             83,136          67,442          62,041
            Realized capital gains                                 19,584          14,296          11,934
            Other income                                            7,979           6,948           2,309
                                                                -----------------------------------------
                TOTAL REVENUES                                    564,647         501,424         405,040
                                                                -----------------------------------------

LOSSES AND  Losses and loss adjustment expenses                   152,257         152,409         112,837
EXPENSES    Underwriting and other operating expenses             155,140         126,002         111,662
            Interest expense                                        6,766             907              --
            Distributions on preferred capital securities           7,617              --              --
                                                                -----------------------------------------
                TOTAL LOSSES AND EXPENSES                         321,780         279,318         224,499
                                                                -----------------------------------------

            INCOME BEFORE INCOME TAXES                            242,867         222,106         180,541

            INCOME TAX EXPENSE                                     67,558          64,188          45,310
                                                                -----------------------------------------
            NET INCOME                                          $ 175,309       $ 157,918       $ 135,231
                                                                =========================================

PER SHARE   BASIC NET INCOME PER COMMON SHARE                   $    5.25       $    4.52       $    3.86
                                                                =========================================
            DILUTED NET INCOME PER COMMON SHARE                 $    5.23       $    4.51       $    3.85
                                                                =========================================

                See notes to consolidated financial statements.

CONSOLIDATED
BALANCE SHEETS

                                                                                             As of December 31,
(Dollars in thousands)                                                                     1997              1996
--------------------------------------------------------------------------------------------------------------------
ASSETS               Investments:
                      Available for sale, at market:
                         Fixed income securities (amortized
                          cost $1,234,178 and $1,042,570)                                  $1,308,768     $1,085,514
                         Equity securities:
                          Common (cost $38,221 and $77,775)                                    73,596        112,583
                          Preferred (cost $12,049 and $305)                                    12,360            388
                      Common stock of affiliate, at underlying book value                      16,987         11,385
                      Short-term investments                                                   78,890         81,876
                                                                                           -------------------------
                          Total investments                                                 1,490,601      1,291,746
                     Cash                                                                      11,101          6,592
                     Accrued investment income                                                 20,794         19,439
                     Reinsurance recoverable and prepaid premiums                              31,676         83,379
                     Premiums receivable                                                       19,756         14,647
                     Receivable from affiliates                                                 8,605         10,525
                     Receivable from Allstate                                                  16,822         16,822
                     Deferred policy acquisition costs                                         37,864         31,633
                     Property and equipment, net                                               31,393         22,519
                     Other assets                                                              17,991         12,617
                                                                                           -------------------------
                          TOTAL ASSETS                                                     $1,686,603     $1,509,919
                                                                                           =========================
LIABILITIES         Reserve for losses and loss adjustment expenses                        $  202,387     $  199,774
                    Unearned premiums                                                          94,150        116,951
                    Long-term debt                                                             99,409         99,342
                    Reinsurance balances payable                                               11,828         13,295
                    Deferred income taxes                                                      76,395         50,786
                    Other liabilities and accrued expenses                                     42,248         42,909
                                                                                           -------------------------
                          TOTAL LIABILITIES                                                   526,417        523,057
                                                                                           -------------------------

                    Commitments and contingent liabilities (Note 10)                                -             -

                    COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED
                      CAPITAL SECURITIES OF SUBSIDIARY TRUST HOLDING
                      SOLELY JUNIOR SUBORDINATED DEFERRABLE INTEREST
                      DEBENTURE OF THE COMPANY                                                 99,006             -

SHAREHOLDERS'       Preferred stock - $.01 par value; 5,000,000 shares authorized                  -              -
EQUITY              Common stock - $.01 par value; 125,000,000 shares authorized
                      35,145,247 and 35,047,619 issued                                            351            350
                    Additional paid-in capital                                                262,448        258,059
                    Unrealized net gains on investments                                        71,936         50,709
                    Retained earnings                                                         876,588        707,885
                                                                                           -------------------------
                                                                                            1,211,323      1,017,003
                    Less treasury stock (2,684,000 and 537,800 shares at cost)                150,143         30,141
                                                                                           -------------------------
                          TOTAL SHAREHOLDERS' EQUITY                                        1,061,180        986,862
                                                                                           -------------------------
                          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                       $1,686,603     $1,509,919
                                                                                           =========================

                See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF
SHAREHOLDERS' EQUITY

                                                                                                Year Ended December 31,
(In thousands)                                                                 1997            1996            1995
----------------------------------------------------------------------------------------------------------------------------------
COMMON                  Balance, beginning of year                                      $      350      $    350        $    350
STOCK                   Stock grants and exercise of stock options                               1            -               -
                                                                                        -------------------------------------------
                          Balance, end of year                                                 351           350             350
                                                                                        -------------------------------------------

ADDITIONAL              Balance, beginning of year                                         258,059       256,507        $256,163
PAID-IN                 Stock grants and exercise of stock options                           4,389         1,552             344
CAPITAL                                                                                 -------------------------------------------
                          Balance, end of year                                             262,448       258,059         256,507
                                                                                        -------------------------------------------

UNREALIZED              Balance, beginning of year                                          50,709        56,761           3,676
NET GAINS ON            Change in unrealized net gains on investments                       21,227        (6,052)         53,085
INVESTMENTS                                                                             -------------------------------------------
                          Balance, end of year                                              71,936        50,709          56,761
                                                                                        -------------------------------------------

RETAINED                Balance, beginning of year                                         707,885       556,969         426,989
EARNINGS                Net income                                                         175,309       157,918         135,231
                        Dividends declared                                                  (6,606)       (7,002)         (5,251)
                                                                                        -------------------------------------------
                          Balance, end of year                                             876,588       707,885         556,969
                                                                                        -------------------------------------------

TREASURY                Balance, beginning of year                                         (30,141)          (84)             -
STOCK                   Purchases of The PMI Group, Inc. common stock                     (120,002)      (30,057)            (84)
                                                                                        -------------------------------------------
                          Balance, end of year                                            (150,143)      (30,141)            (84)
                                                                                        -------------------------------------------

                        TOTAL SHAREHOLDERS' EQUITY                                      $1,061,180      $986,862        $870,503
                                                                                        ============================================

                See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF
CASH FLOWS

                                                                                                Year Ended December 31,
(In thousands)                                                                          1997            1996            1995
----------------------------------------------------------------------------------------------------------------------------------
CASH                    Net income                                                      $175,309        $157,918        $135,231
FLOWS                   Reconciliation of net income to net cash provided by
FROM                      operating activities:
OPERATING                   Realized capital gains, net                                  (19,584)        (14,296)        (11,934)
ACTIVITIES                  Equity in (earnings) loss of affiliate                        (1,455)           (192)            605
                            Depreciation and amortization                                  4,679           3,283           5,155
                            Changes in:
                              Reserve for losses and loss adjustment expenses              2,613           7,687          18,202
                              Unearned premiums                                          (22,801)        (23,371)        (16,699)
                              Deferred policy acquisition costs                           (6,231)         (8,647)          2,616
                              Accrued investment income                                   (1,355)         (1,072)         (1,265)
                              Reinsurance balances payable                                (1,467)         (5,446)          6,126
                              Reinsurance recoverable and prepaid premiums                51,703          (5,372)        (17,328)
                              Premiums receivable                                         (5,109)        (14,647)             -
                              Income taxes                                                14,179           1,915          12,549
                              Receivable from affiliates                                   1,920          (2,946)         12,330
                              Receivable from Allstate                                        -           (2,089)        (47,111)
                              Other                                                       (5,863)          9,081           1,554
                                                                                        --------------------------------------------
                                NET CASH PROVIDED BY OPERATING ACTIVITIES                186,538         101,806         100,031
                                                                                        --------------------------------------------

CASH                    Proceeds from sales of equity securities                          82,008          97,104          56,163
FLOWS                   Investment collections of fixed income securities                 13,590          32,595          67,697
FROM                    Proceeds from sales of fixed income securities                   367,865         211,945              -
INVESTING               Purchases of fixed income securities                            (573,627)       (415,162)       (168,641)
ACTIVITIES              Purchases of equity securities                                   (33,010)        (77,634)        (56,078)
                        Net decrease in short-term investments                             2,986             434           4,700
                        Investment in affiliate                                           (3,600)         (1,350)         (1,848)
                        Purchase of property and equipment                               (13,687)        (10,213)         (6,368)
                                                                                        --------------------------------------------
                                NET CASH USED IN INVESTING ACTIVITIES                   (157,475)       (162,281)       (104,375)
                                                                                        --------------------------------------------

CASH                    Issuance of redeemable preferred capital securities               99,000              -               -
FLOWS                   Issuance of long-term debt                                            -           99,337              -
FROM                    Proceeds from exercise of stock options                            3,181           1,135             170
FINANCING               Dividends paid to shareholders                                    (6,733)         (7,002)         (3,500)
ACTIVITIES              Purchases of The PMI Group, Inc. common stock                   (120,002)        (30,057)            (84)
                                                                                        --------------------------------------------
                                NET CASH PROVIDED BY (USED IN) FINANCING
                                  ACTIVITIES                                             (24,554)         63,413          (3,414)
                                                                                        --------------------------------------------
                                NET INCREASE (DECREASE) IN CASH                            4,509           2,938          (7,758)

                                CASH AT BEGINNING OF YEAR                                  6,592           3,654          11,412
                                                                                        --------------------------------------------
                                CASH AT END OF YEAR                                     $ 11,101        $  6,592        $  3,654
                                                                                        ============================================

                See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 THROUGH 1997

NOTE 1.  BASIS OF PRESENTATION

BASIS OF PRESENTATION - The accompanying consolidated financial statements include the accounts of The PMI Group, Inc. ("TPG"), its wholly owned subsidiaries, PMI Mortgage Insurance Co. ("PMI"), Residential Guaranty Co. ("RGC"), American Pioneer Title Insurance Company ("APTIC"), PMI Mortgage Guaranty Co. ("PMG") and PMI Capital I, and PMI's wholly owned subsidiaries PMI Mortgage Services Co. ("MSC") and PMI Securities Co., collectively referred to as the "Company." All material intercompany transactions and balances have been eliminated in consolidation.

FORMATION OF COMPANY - TPG was incorporated in December 1993. After obtaining the required regulatory approvals, on November 28, 1994, Allstate Insurance Company ("Allstate") contributed all of the outstanding common stock of PMI to TPG. Allstate had previously been the direct owner of all of the common stock of PMI. Allstate is a wholly owned subsidiary of The Allstate Corporation ("Allstate Corp.").

On April 18, 1995, Allstate, which had been the sole shareholder of the Company, sold 24.5 million shares of the Company's common stock, representing 70% of the outstanding shares of common stock, for approximately $784.0 million (net of related underwriting discount) in an underwritten public offering registered under the Securities Act of 1933. Concurrent with the stock offering, Allstate Corp. sold a new issue of 6.76% exchangeable notes due in April 1998. The notes are mandatorily exchangeable at maturity into approximately 8.6 million shares of the Company's common stock owned by Allstate after completion of the public offering (subject to Allstate Corp.'s right to deliver cash in lieu of such shares). Such exchange will be computed based on the average market value of the Company's common stock in the 20 trading-day period preceding the exchange date. As a result, Allstate Corp. will continue to own, directly or indirectly,
10.5 million shares of the Company's common stock until the notes are exchanged, at which time Allstate's ownership could be reduced to approximately 1.9 million shares. In connection with the public offering of the Company's common stock, the Company increased the number of shares of common stock outstanding to 35 million through a stock split effected as a stock dividend on February 27, 1995.

NOTE 2.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


BUSINESS - The Company, through PMI, primarily writes residential mortgage guaranty insurance ("primary insurance"). During 1997, PMI also began offering a mortgage pool insurance product. In addition, the Company writes title insurance through APTIC. Primary insurance provides protection to mortgage lenders against losses in the event of borrower default and assists lenders in selling mortgage loans in the secondary market. Pool insurance is generally used as an additional credit enhancement for certain secondary market mortgage transactions. Title insurance protects the insured party against losses resulting from title defects, liens and encumbrances existing as of the effective date of the policy.

BASIS OF ACCOUNTING - The financial statements have been prepared on the basis of generally accepted accounting principles ("GAAP"), which vary from statutory accounting practices prescribed or permitted by insurance regulatory authorities (see Note 13). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS - The Company has designated its entire portfolio of fixed income and equity securities as available for sale. Such securities are carried at market value with unrealized gains and losses, net of deferred income taxes, reported as a separate component of shareholders' equity.

In September 1994, PMI acquired 45% of the common stock of CMG Mortgage Insurance Company ("CMG") from CUNA Mutual Investment Corporation ("CMIC"). CMIC continues to own the remaining 55% of the common stock of CMG. Such affiliated investment is reported in accordance with the equity method of accounting.

Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded on the date of declaration. Realized capital gains and losses are determined on a specific-identification basis.

PROPERTY AND EQUIPMENT - Property and equipment (including software) is carried at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets, generally 3 to 10 years for equipment and 40 years for real property. Accumulated depreciation on property and equipment was $33.1 million and $28.0 million at December 31, 1997 and 1996, respectively.

INSURANCE ACCOUNTING - Primary insurance policies are contracts that are non-cancelable by the insurer, are renewable at a fixed price at the insured's option, and provide for the payment of premiums on a monthly, annual or single payment basis. Upon renewal by the insured, the Company is not able to re-underwrite or re-price its policies. Premiums written on a single premium and an annual premium basis are initially deferred as unearned premiums and earned over the policy term. Premiums written on policies covering more than one year (single premium plans) are amortized over the policy life in relation to the expiration of risk. Premiums written on annual payment policies are earned on a monthly pro rata basis. Premiums written on monthly payment policies are earned in the period which they are due, and any unpaid portion is recorded in premiums receivable. Title insurance premiums are recognized as revenue on the effective date of the title insurance policy. Fee income of the non-insurance subsidiaries is earned as the services are provided.

Certain costs of acquiring insurance business, including compensation, premium taxes and other underwriting expenses, are deferred, to the extent recoverable, and amortized to expense as the related premiums are earned. Policy acquisition costs amortized to expense in the years ended December 31, 1997, 1996 and 1995 were $62.8 million, $48.3 million and $52.9 million, respectively.

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

Management believes that the reserve for losses and loss adjustment expenses at December 31, 1997 is appropriately established in the aggregate and is adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by that date. The establishment of appropriate reserves is an inherently uncertain process. Such reserves are necessarily based on estimates and the ultimate net cost may vary from such estimates. These estimates are regularly reviewed and updated using the most current information available. Any resulting adjustments, which may be material, are reflected in current operations.

INCOME PER COMMON SHARE - In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings per Share. SFAS No. 128 requires a dual presentation of basic and diluted earnings per share ("EPS") on the face of all income statements issued after December 15, 1997. Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The weighted average common shares outstanding for computing basic EPS were 33,385,828, 34,951,764 and 35,003,000 for 1997, 1996 and 1995, respectively. The weighted average common shares outstanding for computing diluted EPS includes only stock options issued by the Company that have a dilutive impact and are outstanding for the period, and had the potential effect of increasing common shares to 33,510,261, 35,039,976 and 35,122,427 for 1997, 1996 and 1995, respectively.
Net income available to common shareholders does not change for computing diluted EPS.

INCOME TAXES - The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the currently enacted tax rates. The principal assets and liabilities giving rise to such differences are presented in Note 6.

CONCENTRATION OF RISK - A substantial portion of PMI's business is generated within the state of California. For the year ended December 31, 1997, 14.9% of new insurance written was in California. In addition, California's book of business represented 20.5% of total risk in force at December 31, 1997.

STOCK-BASED COMPENSATION - The Company accounts for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees (see Note 12).

NEW ACCOUNTING PRONOUNCEMENTS - In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 130 requires that an enterprise report, by major component and as a single total, the change in its net assets during the period from non-owner sources. SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of these statements will not impact the Company's financial condition, results of operations or cash flows, and any effect will be limited to the form and content of its disclosures. Both statements are effective for the fiscal years beginning after December 15, 1997, with earlier application permitted. The Company is not electing early adoption and, accordingly, the impact of SFAS Nos. 130 and 131 are not reflected in the 1997 financial statements.

RECLASSIFICATION - Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE 3.  INVESTMENTS

MARKET VALUES -   The amortized cost and estimated market values for fixed
income securities are shown below:

                                                            Gross Unrealized
                                      Amortized         ------------------------          Market
(In thousands)                          Cost            Gains           (Losses)          Value
--------------------------------------------------------------------------------------------------
At December 31, 1997
U.S. government and agencies            $   42,017      $  1,233        $    --         $   43,250
Municipals                               1,044,964        71,369            (17)         1,116,316
Corporate bonds                            147,197         2,269           (264)           149,202
--------------------------------------------------------------------------------------------------
  Total                                 $1,234,178      $ 74,871        $  (281)        $1,308,768
==================================================================================================

At December 31, 1996
U.S. government and agencies            $   89,131      $    588        $(1,129)        $   88,590
Municipals                                 831,213        44,806         (1,018)           875,001
Corporate bonds                            121,990           424           (749)           121,665
Redeemable preferred stock                     236            22             --                258
--------------------------------------------------------------------------------------------------
  Total                                 $1,042,570      $ 45,840        $(2,896)        $1,085,514
==================================================================================================


SCHEDULED MATURITIES -   The scheduled maturities for fixed income securities
are as follows at December 31, 1997:


                                                                          Amortized      Market
(In thousands)                                                              Cost          Value
--------------------------------------------------------------------------------------------------
Due in one year or less                                                 $    7,941      $    8,014
Due after one year through five years                                       80,991          82,554
Due after five years through ten years                                     175,746         183,685
Due after ten years                                                        918,748         983,418
Other                                                                       50,752          51,097
                                                                        --------------------------
  Total                                                                 $1,234,178      $1,308,768
                                                                        ==========================

Actual maturities may differ from those scheduled as a result of calls by the issuers prior to maturity.

INVESTMENT CONCENTRATION AND OTHER ITEMS - The Company maintains a diversified portfolio of municipal bonds. At December 31, the following states represented the largest concentrations in the portfolio (expressed as a percentage of the carrying value of all municipal bond holdings). Holdings in no other state exceed 5.0% of the portfolio at December 31 for the respective years.

                                                         1997            1996
-------------------------------------------------------------------------------
Illinois                                                13.4%           14.2%
Washington                                              13.3            10.4
Texas                                                   13.0            17.3
New York                                                 7.7             3.7
California                                               6.9             9.4
Massachusetts                                            6.0             5.3
Indiana                                                  5.4            10.0
Pennsylvania                                             5.3             3.9

At December 31, 1997, fixed income securities with a market value of $11.7 million were on deposit with regulatory authorities as required by law.

UNREALIZED NET GAINS ON INVESTMENTS - Unrealized net gains on investments included in shareholders' equity at December 31, 1997, are as follows:

                                                                           Gross Unrealized              Net
                                                       Market           -----------------------       Unrealized
(In thousands)                          Cost            Value           Gains           (Losses)        Gains
------------------------------------------------------------------------------------------------------------------
Fixed income securities                 $1,234,178      $1,308,768      $ 74,871        $(281)          $74,590
Common stocks                               38,221          73,596        35,528         (153)           35,375
Preferred stocks                            12,049          12,360           311           --               311
Investment in affiliate                     16,589          16,987           398           --               398
                                        --------------------------------------------------------------------------
  Total                                 $1,301,037      $1,411,711      $111,108        $(434)          110,674
                                        ================================================================
Less deferred income taxes                                                                               38,738
                                                                                                        ----------
  Total                                                                                                 $ 71,936
                                                                                                        ==========

The difference between cost and market value of the investment in affiliate reflects net unrealized gains on the affiliate's investment portfolio. The stated market value does not necessarily represent the fair value of the affiliate's common stock held by the Company.

The change in net unrealized gains, net of deferred income taxes, for fixed income securities and equity securities are as follows:


(In thousands)                           1997            1996            1995
--------------------------------------------------------------------------------
Fixed income securities                 $20,572         $(11,777)       $42,065
Equity securities                           517            5,895         10,729
Investment in affiliate                     138             (170)           291
                                        ----------------------------------------
  Total                                 $21,227         $ (6,052)       $53,085
                                        ========================================

INVESTMENT INCOME - Investment income by investment type is as follows:



(In thousands)                           1997            1996            1995
--------------------------------------------------------------------------------
Fixed income securities                 $74,641         $63,715         $56,259
Equity securities                         1,476           2,136           2,625
Common stock of affiliate                 1,455             192            (605)
Short-term                                6,332           2,119           5,030
                                        ----------------------------------------
  Investment income, before
    expenses                             83,904          68,162          63,309
Less investment expense                     768             720           1,268
                                        ----------------------------------------
  Investment income, less
    investment expense                  $83,136         $67,442         $62,041
                                        ========================================

REALIZED CAPITAL GAINS AND LOSSES - Net realized capital gains (losses) on investments are as follows:


(In thousands)                           1997            1996            1995
--------------------------------------------------------------------------------
Fixed income securities                 $  (777)        $ 2,072         $ 1,381
Equity securities                        20,188          12,024          10,555
Short-term                                  173             200              (2)
                                        ----------------------------------------
  Realized capital gains -- net,
    before taxes                         19,584          14,296          11,934
Less income taxes                         6,854           5,004           4,177
                                        ----------------------------------------
  Realized capital gains, net
    of taxes                            $12,730         $ 9,292         $ 7,757
                                        ========================================

Gross realized capital gains and losses on investments are as follows:


(In thousands)                           1997            1996            1995
--------------------------------------------------------------------------------
Gross realized capital gains            $26,167         $19,842         $13,306
Gross realized capital losses            (6,583)         (5,546)         (1,372)
                                        ----------------------------------------
  Net realized capital gains            $19,584         $14,296         $11,934
                                        ========================================

NOTE 4.  LOSS RESERVES

The following table is a reconciliation of the beginning and ending reserve for losses and loss adjustment expenses for each of the last three years:


(In thousands)                           1997            1996            1995
--------------------------------------------------------------------------------
Balance, January 1                      $199,774        $192,087        $173,885
Less reinsurance recoverable               5,287          17,899          17,569
                                        ----------------------------------------
Net balance, January 1                   194,487         174,188         156,316
                                        ----------------------------------------

Losses and loss adjustment expenses
  (principally in respect of defaults
  occurring in)
    Current year                         158,147         161,740         133,536
    Prior years                           (5,890)         (9,331)        (20,699)
                                        ----------------------------------------
      Total losses and loss
        adjustment expenses              152,257         152,409         112,837
                                        ----------------------------------------

Losses and loss adjustment expense
  payments (principally in respect
  of defaults occurring in)
    Current year                          27,700          23,353          16,180
    Prior years                          122,724         108,757          78,785
                                        ----------------------------------------
      Total payments                     150,424         132,110          94,965
                                        ----------------------------------------

Net balance, December 31                 196,320         194,487         174,188
Plus reinsurance recoverable               6,067           5,287          17,899
                                        ----------------------------------------
Balance, December 31                    $202,387        $199,774        $192,087
                                        ========================================

As a result of changes in estimates of ultimate losses resulting from insured events in prior years, the provision for losses and loss adjustment expenses (net of reinsurance recoverable) decreased by $5.9 million, $9.3 million and $20.7 million in 1997, 1996 and 1995, respectively, due primarily to lower than expected losses in California. Such re-estimates were based on management's analysis of various economic trends (including the real estate market and unemployment rates) and their effect on recent claim rate and claim severity experience.

NOTE 5.  REINSURANCE

PMI cedes reinsurance to reduce net risk in force to meet regulatory risk-to-capital requirements and to comply with the regulatory maximum policy coverage percentage limitation of 25%. Certain of the Company's reinsurance arrangements remain in effect and have adjustable features, including experience account refunds, which depend on the loss experience of the underlying business. While such estimates are based on the Company's actuarial analysis of the applicable business, the amounts the Company will ultimately recover could differ materially from amounts recorded in reinsurance recoverable. Reinsurance ceding arrangements do not discharge the Company from its obligations as the primary insurer.

Effective December 31, 1996 PMI terminated and commuted its reinsurance agreement with Centre Reinsurance Company of New York and Centre Reinsurance International Company. This commutation did not have a significant impact on the Company's results of operations. Effective December 31, 1997 PMI terminated its reinsurance agreement with Capital Mortgage Reinsurance Company of New York. This termination did not have an impact on the Company's financial condition or results of operations. This agreement will be in run-off through December 31, 2006 on policies existing prior to January 1, 1998. As a result of these reinsurance treaty terminations, the Company will no longer cede reinsurance to third party reinsurers on policies written after December 31, 1997.

In December 1993, the Company decided to cease writing new business in its mortgage pool insurance business segment (except for honoring certain commitments in existence prior to the discontinuation of this business). Concurrently, the Company entered into a reinsurance agreement with Forestview Mortgage Insurance Co. ("Forestview"), a wholly owned subsidiary of Allstate, to cede all future mortgage pool net premiums and net losses from PMI to Forestview. As a result of this ceding agreement, the pool business had no significant impact on the Company's results of operations for the years ended December 31, 1997, 1996 and 1995. The Board of Directors of Allstate has resolved that Allstate will make capital contributions to Forestview as necessary to maintain Forestview's risk-to-capital ratio below 20.0 to 1. In accordance with accounting for discontinued operations, pool insurance assets (unpaid losses recoverable and paid claims receivable from reinsurers) and liabilities (loss reserves and premiums payable) have been netted in the accompanying consolidated balance sheets, resulting in a net receivable from non-affiliated reinsurers of $4.1 million and $5.2 million included in other assets at December 31, 1997 and 1996, respectively. Gross pool reinsurance recoverables and receivables from Forestview and other reinsurers are as follows at December 31:


(In thousands)                     1997           1996
---------------------------------------------------------
Forestview                      $  89,580       $ 140,670
Other reinsurers                   23,565          39,322
                                -------------------------
   Total                        $ 113,145       $ 179,992
                                =========================


Reinsurance recoverable on paid primary losses from non-affiliated reinsurers was $6.1 million and $5.3 million at December 31, 1997 and 1996, respectively. Prepaid primary reinsurance premiums from non-affiliated reinsurers were $3.0 million and $3.8 million at December 31, 1997 and 1996, respectively.

The effects of reinsurance on the primary premiums written, premiums earned and losses and loss adjustment expenses of the Company's operations for the year ended December 31 are as follows:


(In thousands)                             1997           1996            1995
--------------------------------------------------------------------------------
Premiums written
  Direct                                $435,971        $404,528        $335,632
  Assumed                                  1,383            (901)          3,010
  Ceded                                   (5,302)           (607)        (24,621)
                                        ----------------------------------------
    Premiums written,
     net of reinsurance                 $432,052        $403,020        $314,021
                                        ========================================

Premiums earned
  Direct                                $458,972        $425,831        $352,459
  Assumed                                  1,182             634           3,412
  Ceded                                   (6,206)        (13,727)        (27,115)
                                        ----------------------------------------
    Premiums earned
     net of reinsurance                 $453,948        $412,738        $328,756
                                        ========================================

Losses and loss adjustment expenses
  Direct                                $157,012        $157,203        $128,607
  Assumed                                    219            (267)            499
  Ceded                                   (4,974)         (4,527)        (16,269)
                                        ----------------------------------------
    Losses and loss adjustment
     expenses, net of reinsurance       $152,257        $152,409        $112,837
                                        ========================================


In the first quarter of 1996 a quota share reinsurance assumption agreement with Triad Guaranty Insurance Corporation was terminated.

NOTE 6.  INCOME TAXES

The components of income tax expense are as follows:


(In thousands)                             1997         1996         1995
---------------------------------------------------------------------------
Current                                 $  3,859      $  9,056      $10,513
Deferred                                  63,699        55,132       34,797
                                        -----------------------------------
  Total income tax expense              $ 67,558      $ 64,188      $45,310
                                        ===================================


A reconciliation of the statutory federal income tax rate to the effective tax rate reported on income from operations before taxes is as follows:


(In thousands)                             1997         1996         1995
---------------------------------------------------------------------------
Statutory federal income tax rate          35.0%        35.0%         35.0%
Tax-exempt income                          (7.5)        (7.1)         (9.5)
State income tax (net)                      0.2          0.9           0.4
Other                                       0.1          0.1          (0.8)
                                        -----------------------------------
  Effective income tax rate                27.8%        28.9%         25.1%
                                        ===================================


On April 10, 1995 the Company and its subsidiaries separated from Allstate (see
Note 1). Effective April 11, 1995 the Company and its subsidiaries file a consolidated income tax return. Prior to that date, the Company was part of the consolidated return of Sears, Roebuck and Co. ("Sears"), the former parent company of Allstate Corp. The Company's share of consolidated federal income tax liability prior to April 11, 1995 was determined under a tax sharing agreement as part of the Sears tax group. Under the tax sharing agreement, the Company has continuing rights and obligations to Allstate and Sears for the tax effect of any changes in taxable income relating to the periods during which the Company was part of the Sears tax group. At December 31, 1997 the Company had income taxes receivable of $16.8 million from Allstate related to the filing of an amended return for prior years.

Section 832(e) of the Internal Revenue Code permits mortgage guaranty insurers to deduct, within certain limitations, additions to statutory contingency reserves (see Note 13). This provision was enacted to enable mortgage guaranty insurers to increase statutory unassigned surplus through the purchase of non-interest bearing "tax and loss bonds" from the federal government. The tax and loss bonds purchased are limited to the tax benefit of the deduction for additions to the contingency reserves. The Company purchased tax and loss bonds of $50.7 million, $50.4 million and $21.2 million in 1997, 1996 and 1995, respectively.

The Company paid income taxes of $8.4 million, $8.2 million and $28.4 million in 1997, 1996 and 1995, respectively. Included in these amounts are federal income tax payments to Allstate under the tax sharing agreement of $0.7 million and $21.2 million in 1996 and 1995, respectively.

The components of the deferred income tax assets and liabilities at December 31 are as follows:


(In thousands)                                    1997            1996
-------------------------------------------------------------------------
Deferred tax assets:
  Discount on loss reserves                     $   3,743       $  3,722
  Unearned premium reserves                         6,591          8,187
  Alternative minimum tax credit carryforward      23,687         10,453
  Pension costs                                     3,037          2,586
  Other assets                                      2,197          2,266
                                                -------------------------
    Total deferred assets                          39,255         27,214
                                                -------------------------

Deferred tax liabilities:
  Statutory contingency reserves                  (56,730)       (36,435)
  Policy acquisition costs                        (13,253)       (11,072)
  Unrealized net gains on investments             (38,738)       (27,311)
  Software development costs                       (5,550)        (2,700)
  Other liabilities                                (1,379)          (482)
                                                -------------------------
    Total deferred tax liabilities               (115,650)       (78,000)
                                                -------------------------
    Net deferred tax liability                  $ (76,395)      $(50,786)
                                                =========================

7.  FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The estimated fair value amounts of certain liabilities indicated below have been determined by using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange.

                                                   1997                                    1996
--------------------------------------------------------------------------------------------------------------
                                          Carrying        Estimated               Carrying        Estimated
(In thousands)                              Value         Fair Value               Value          Fair Value
--------------------------------------------------------------------------------------------------------------
6.75% Long-term debt                      $99,409         $100,983                 $99,342        $99,984
8.309% Redeemable preferred
  capital securities                       99,006          107,875                      --             --

A number of the Company's significant assets and liabilities, including deferred policy acquisition costs, property and equipment, loss reserves, unearned premiums and deferred income taxes are not considered financial instruments.

8.  BENEFIT PLANS

Pension Plans - As of April 18, 1995 all full-time employees and certain part-time employees of the Company participate in The PMI Group, Inc. Retirement Plan (the "Plan"), a noncontributory defined benefit plan. Also, employees earning in excess of $150,000 per year participate in The PMI Group, Inc. Supplemental Employee Retirement Plan ("SERP"), a noncontributory defined benefit plan.
Prior to April 18, 1995 the Company participated in the Allstate retirement plan ("Allstate Plan"), which was a noncontributory defined benefit plan. Benefits under all three plans are based upon the employee's length of service, average annual compensation and estimated social security retirement benefits. Pension expense of $0.6 million for the year ended December 31, 1995 was allocated to the Company from the Allstate Plan based upon compensation. Information about the components of net periodic pension expense and the Allstate Plan's funded status is not available on a separate company basis.

The components of the net periodic cost of the Company's defined benefit pension plans for the years ended December 31, 1997 and 1996 and the period April 18, 1995, through December 31, 1995, are as follows:


(In thousands)                           1997            1996            1995
--------------------------------------------------------------------------------
Service cost                            $3,424          $3,282          $2,003
Interest on projected benefit
  obligation                               759             484             175
Actual return on plan assets              (265)           (219)             (4)
Net amortization and deferral             (125)             78              10
                                        ----------------------------------------
  Net periodic pension cost             $3,793          $3,625          $2,184
                                        ========================================


The following lists the funded status of the pension plan as of December 31, 1997 and 1996:


(In thousands)                           1997            1996
---------------------------------------------------------------
Actuarial present value of
  benefit obligations
    Vested                              $ 4,220         $ 3,399
    Non-vested                            1,384           1,370
                                        ------------------------
      Accumulated benefit obligation    $ 5,604         $ 4,769
                                        ========================
Projected benefit obligation            $11,381         $ 6,658
Net assets available for benefits        (5,204)         (2,896)
                                        ------------------------
  Projected benefit obligation in
    excess of plan assets                 6,177           3,762
  Unrecognized net gain (loss)             (505)            581
                                        ------------------------
    Net pension liability               $ 5,672         $ 4,343
                                        ========================


The Company has accrued the $5.7 million pension obligation as of December 31, 1997. The discount rates used in determining the actuarial present value of the projected benefit obligation and the pension expense were 7.25% and 7.50% for 1997 and 1996, respectively. The expected long-term rate of return on plan assets was 8.5% for 1997 and 1996. The assumed rate of compensation increase was 5.5% for 1997 and 1996. Plan assets consist of fixed income and equity securities.

POST-RETIREMENT BENEFITS OTHER THAN PENSION - The Company provides certain health care and life insurance benefits for retired employees ("OPEB Plan"). Generally, qualified employees may become eligible for these benefits if they retire in accordance with the Company's established retirement policy and are continuously insured under the Company's group plans or other approved plans for 10 or more years prior to retirement. The Company shares the cost of the retiree medical benefits with retirees based on years of service with the Company's share being subject to a 5% limit on annual medical cost inflation after retirement. The Company has the right to modify or terminate these plans.

The components of the net periodic post-retirement benefit cost of the Company's OPEB Plan for the years ended December 31, 1997 and 1996 and the period April 18, 1995, through December 31, 1995, are as follows:


(In thousands)                           1997            1996            1995
--------------------------------------------------------------------------------
Service cost                            $  387          $  438          $  226
Interest on projected benefit
  obligation                               209             235             124
                                        ----------------------------------------
    Net periodic post-retirement
      benefit cost                      $  596          $  673          $  350
                                        ========================================

The following lists the funded status of the OPEB Plan as of December 31, 1997 and 1996:


(In thousands)                                  1997            1996
------------------------------------------------------------------------
Actuarial present value of
  benefit obligations:
    Active employees eligible to retire         $  300          $  216
    Active employees ineligible to retire        2,812           2,566
                                                ------------------------
      Accumulated post-retirement benefit
        obligation                               3,112           2,782
    Unrecognized prior service cost               (284)           (304)
    Unrecognized gains                             781             535
                                                -------------------------
        Accrued post-retirement benefit
          obligation                            $3,609          $3,013
                                                =========================

The discount rates for the beginning of the period were 7.5% and 7.0% for 1997 and 1996, respectively. The discount rates used at the end of the period were 7.25% and 7.5% in 1997 and 1996, respectively. The assumed health care trend rate used in measuring the accumulated post-retirement benefit obligation as of December 31, 1997 is 9.0% grading down to 5.0% over six years. The effect of a one percentage point increase in the health care trend rate assumption would result in an increase of approximately 23% in the accumulated post-retirement benefit obligation from $3.1 million to $3.8 million as of December 31, 1997.

SAVINGS AND PROFIT SHARING PLAN - As of April 18, 1995, employees of the company were eligible to participate in The PMI Group, Inc. Savings and Profit Sharing Plan ("PMI Plan") covering both salaried and hourly employees. Eligible employees who participate in the PMI Plan receive, within certain limits, matching Company contributions. Costs relating to the PMI Plan amounted to $1.2 million, $1.1 million and $0.8 million for 1997, 1996 and 1995, respectively.

9.  DEBT AND CREDIT FACILITIES

LONG-TERM DEBT - On November 15, 1996, the Company issued unsecured debt securities in the face amount of $100.0 million (the "Notes"). The Notes mature and are payable on November 15, 2006 and are not redeemable prior to maturity. No sinking fund is required or provided for prior to maturity. Interest on the Notes is 6.75% and is payable semiannually. Interest payments of $6.8 million were made during 1997, and no interest payments were made in 1996.

LINES OF CREDIT - The Company has two line of credit agreements (the "Lines"), each in the amount of $25.0 million. The Lines have final maturities of January 2001 and December 2000 and commitment fees of 8.0 and 6.5 basis points, respectively. Both Lines may be used for general corporate purposes. There were no amounts outstanding on the Lines and no interest payments were made during 1997. Interest payments of $0.1 million were made in the year ended December 31, 1996.

10. COMMITMENTS AND CONTINGENT LIABILITIES

LEASES - The Company leases certain office facilities and equipment. Minimum rental commitments under non-cancelable operating leases with a remaining term of more than one year as of December 31, 1997, are as follows:


(In thousands)                           Amount
------------------------------------------------
Year ending December 31:
  1998                                  $ 7,933
  1999                                    6,723
  2000                                    3,937
  2001                                    1,482
  2002                                      432
                                        --------
    Total                               $20,507
                                        ========


Total rent expense for all leases was $7.6 million, $7.4 million and $6.2 million in 1997, 1996 and 1995, respectively.

LEGAL PROCEEDINGS - Various legal actions and regulatory reviews are currently pending that involve the Company. In the opinion of management, the ultimate liability in one or more of these actions is not expected to have a material effect on the financial condition or results of operations of the Company.

11. COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED CAPITAL SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURE OF THE COMPANY

On February 4, 1997, TPG, through a wholly owned trust, privately issued $100.0 million of 8.309% preferred capital securities, Series A ("Capital Securities"). The Capital Securities are redeemable after February 1, 2007, at a premium or upon occurrence of certain tax events, and mature on February 1, 2027. The net proceeds, totaling $99.0 million, were used for general corporate purposes, including common stock repurchases and additions to the investment portfolio. The Capital Securities were issued by PMI Capital I (the "Issuer Trust"). The sole asset of the Issuer Trust consists of $103.1 million principal amount of a junior subordinated debenture (the "Debenture") issued by TPG to the Issuer Trust. The Debenture bears interest at the rate of 8.309% per annum and matures on February 1, 2027. The amounts due to the Issuer Trust under the Debenture and the related income statement amounts have been eliminated in the Company's consolidated financial statements. Distributions on the Capital Securities occur on February 1 and August 1 of each year. The obligations of TPG under the Debenture and a related guarantee and expense agreement constitute a full and unconditional guarantee by TPG of the Issuer Trust's obligations under the Capital Securities. The Capital Securities are subject to mandatory redemption under certain circumstances. Distribution payments of $4.2 million were made in 1997.

12.  DIVIDENDS AND SHAREHOLDERS' EQUITY

SHAREHOLDER RIGHTS PLAN - On January 13, 1998, the Company adopted a Preferred Share Purchase Rights Plan ("Rights Plan"). Under the Rights Plan, all shareholders of record as of January 26, 1998 will receive rights to purchase shares of a new series of preferred stock on the basis of one right for each common stock held on that date. However, rights issued under the Rights Plan will not be exercisable initially. The rights will trade with the Company's common stock and no certificates will be issued until certain triggering events occur. The Rights Plan has a 10-year term from the record date, but the Company's Board of Directors will review the merits of redeeming or continuing the Rights Plan not less than once every three years. Rights issued under the plan will be exercisable only if a person or group acquires 10% or more of the Company's common stock or announces a tender offer for 10% or more of the common stock. If a person or group acquires 10% or more of the Company's common stock, all rightholders except the buyer will be entitled to acquire the Company's common stock at a discount and/or under certain circumstances to purchase shares of the acquiring company at a discount. The Rights Plan contains an exception that would allow passive institutional investors to acquire up to a 15% ownership interest before the rights would become exercisable. The Rights Plan also excludes Allstate from the definition of an acquiring person, pending such time as Allstate distributes or otherwise transfers such ownership interest.

DIVIDENDS - The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company, receipt of dividends from PMI, restrictions contained in the Company's credit agreements and other relevant factors. PMI's ability to pay dividends to TPG is limited under Arizona law. The payment of dividends by PMI without the prior approval of the Arizona state insurance department is limited to formula amounts based on net income, net investment income, and capital and surplus, including unassigned surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. Limitations on PMI's risk-to-capital ratio also effectively limit PMI's ability to pay dividends because the payment of dividends reduces statutory capital. Various state regulatory authorities impose a limitation that the risk-to-capital ratio may not exceed 25 to 1. In addition, under a support agreement with Allstate, PMI is prohibited from paying any dividend that would cause its risk-to-capital ratio to equal or exceed 23 to 1 (see Note 15). PMI's dividend restrictions have not had, and are not expected to have, an impact on TPG's ability to meet its cash obligations. Under the most restrictive dividend limitations, the maximum amount of dividends that PMI can distribute to TPG at December 31, 1997, without prior regulatory approval is $27.5 million. PMI paid ordinary and, after obtaining regulatory approval, extraordinary dividends to TPG totaling $76.4 million and $46.4 million in the years ended December 31, 1997 and 1996, respectively. APTIC paid ordinary dividends to TPG totaling $2.5 million and $1.3 million in the years ended December 31, 1997 and 1996, respectively.

PREFERRED STOCK - The Company's restated certificate of incorporation authorizes the Board of Directors to issue up to 5,000,000 shares of preferred stock of TPG in classes or series and to fix the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the amount payable in the event of voluntary or involuntary liquidation, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. The Company may issue, without the approval of the holders of common stock, preferred stock that has voting, dividend or liquidation rights superior to the common stock and that may adversely affect the rights of holders of common stock.

Pursuant to the Runoff Support Agreement (see Note 15), the Company has agreed that, in the event that Allstate makes a payment contemplated by the Allstate Support Agreements or the Runoff Support Agreement, Allstate will have the right to receive preferred stock of TPG or PMI with a liquidation preference equal to the amount of such payment. Such preferred stock will rank senior in right of payment to the issuer's common stock and, so long as such preferred stock is outstanding, the issuer thereof will be prohibited from paying any dividends or making any other distributions on its common stock.

Common Stock - During 1997, 1996 and 1995, the Company issued 97,628, 36,125 and 11,494, respectively, shares of common stock through stock option exercises and stock grants. During 1997, 1996 and 1995, the Company repurchased 2,146,200, 535,800 and 2,000, respecitively, shares of common stock through the stock buy-back program.

EQUITY INCENTIVE PLAN AND DIRECTORS PLAN - During 1996, the Company amended and restated The PMI Group, Inc. Equity Incentive Plan (the "Equity Incentive Plan") and The PMI Group, Inc. Stock Plan for Non-Employee Directors (the "Directors Plan"). Pursuant to such plans, an aggregate of 1,500,000 shares of common stock was reserved for issuance to Directors, officers and employees of TPG and its subsidiaries. The Equity Incentive Plan provides for awards of both non-qualified stock options and incentive stock options, stock appreciation rights, restricted stock subject to forfeiture and restrictions on transfer, and performance awards entitling the recipient to receive cash or common stock in the future following the attainment of performance goals determined by the Board of Directors. Generally, options are granted with an exercise price equal to the market value on the date of grant, expire ten years from the date of grant and have a three year vesting period. The Directors Plan provides that each Director who is not an employee of the Company or its subsidiaries will receive an annual grant of up to 300 shares of common stock and will receive stock options for 1,500 shares annually, after an initial option of up to 3,000 shares. The shares will be granted on June 1 of each year or as soon as administratively practicable after each anniversary of the Director's commencement of service.

The following is a summary of activity in the Equity Incentive Plan and the Directors Plan during 1997 and 1996:

                                          1997                           1996
--------------------------------------------------------------------------------------------
                                                Weighted                        Weighted
                                Shares           Average          Shares         Average
                              Under Option    Exercise Price   Under Option   Exercise Price
                              ------------    --------------   ------------   --------------
Options outstanding at
  beginning of year             538,604          $ 36.40         487,181           $ 33.96
Options granted                 206,310            54.61         105,100             45.73
Options exercised               (92,653)           34.33         (33,526)            33.85
Options forfeited               (35,873)           43.19         (20,151)            33.95
                              --------------------------------------------------------------
Outstanding at end of year      616,388          $ 42.30         538,604           $ 36.40
                              ==============================================================
Exercisable at year end         230,331          $ 35.28         147,031           $ 33.55
Reserved for future grants      743,439                          916,376

--------------------------------------------------------------------------------------------
Note: The weighted average remaining contractual life of shares under option was 8.0 years
(for an exercise price between $32.14 and $67.97) in 1997 and 8.3 years ($32.14 and $56.37)
in 1996.
============================================================================================

As discussed in Note 2, the Company accounts for stock-based compensation under APB No. 25 and its related interpretations. SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro-forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal year 1995. The fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield range of 0.29% to 0.37% for the 1997 options and 0.35% to 0.44% for the 1996 options; expected volatility range of 20.61% to 21.90% for the 1997 options and 21.08% to 23.12% for the 1996 options; risk-free interest rates of 6.06%, 6.43%, 6.36%, 6.18% and 5.86% for the 1997 options and 5.40%, 5.83%, 6.51%, 6.53% and 6.54% for the 1996 options; and an expected life of four years following vesting. Forfeitures are recognized as they occur.

If the computed fair values of the 1997, 1996 and 1995 awards had been amortized to expense over the vesting period of the awards, the Company's net income, basic net income per share and diluted net income per share would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share amounts)              1997          1996          1995
----------------------------------------------------------------------------------------
Net Income:                   As reported           $175,309      $157,918      $135,231
                              Pro-forma             $173,598      $156,709      $134,272

Basic earnings per share:     As reported           $   5.25      $   4.52      $   3.86
                              Pro-forma             $   5.20      $   4.48      $   3.84

Diluted earnings per share:   As reported           $   5.23      $   4.51      $   3.85
                              Pro-forma             $   5.18      $   4.47      $   3.82


13.  STATUTORY ACCOUNTING

The Company's insurance subsidiaries prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by their respective state's Department of Insurance, which is a comprehensive basis of accounting other than GAAP. The principles used in determining statutory financial amounts differ from GAAP primarily for the following reasons:

 Under statutory accounting practices, mortgage guaranty insurance companies are required to establish each year a contingency reserve equal to 50% of premiums earned in such year. Such amount must be maintained in the contingency reserve for 10 years after which time it is released to unassigned surplus. Prior to 10 years, the contingency reserve may be reduced with regulatory approval to the extent that losses in any calendar year exceed 35% of earned premiums for such year. Under GAAP, the contingency reserve is not required.

 Under statutory accounting practices, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, these costs are deferred and amortized as the related premiums are earned.

 Statutory financial statements only include a provision for current income taxes due, and purchases of tax and loss bonds are accounted for as investments. GAAP financial statements provide for deferred income taxes, and purchases of tax and loss bonds are recorded as payments of income taxes.

 Under statutory accounting practices, certain assets, designated as nonadmitted assets, are charged directly against statutory surplus. Such assets are reflected on the GAAP financial statements.

 Under statutory accounting practices, fixed maturity investments are valued at amortized cost. Under GAAP, those investments that the Company does not have the ability or intent to hold to maturity are considered to be available for sale and are recorded at market value, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to shareholders' equity.

The statutory net income, statutory surplus and contingency reserve liability of PMI as of and for the years ended December 31 are as follows:

(In thousands)                                        1997          1996          1995
----------------------------------------------------------------------------------------
Statutory net income                                $227,148      $202,584      $172,470
                                                    ------------------------------------
Statutory surplus                                   $274,864      $313,635      $293,282
                                                    ------------------------------------
Contingency reserve liability                       $839,478      $674,841      $530,874
                                                    ------------------------------------

The differences between the statutory net income and equity presented above for PMI and the consolidated net income and equity presented on a GAAP basis primarily represent the differences between GAAP and statutory accounting practices.

14.  BUSINESS SEGMENTS

The Company's two business segments are mortgage insurance ("MI"), including ancillary services, and title insurance ("Title"). Following is segment information as of and for the years ended December 31, 1997, 1996 and 1995:

                                        1997             |                1996                 |              1995               |
                         --------------------------------|-------------------------------------|---------------------------------|
(In thousands)              MI       Title       Total   |      MI       Title       Total     |   MI        Title       Total   |
---------------------------------------------------------|-------------------------------------|----------------------------------
                                                         |                                     |                                 |
Revenues               $  503,422  $61,225   $  564,647  | $  447,051   $54,373    $  501,424  | $  363,718  $41,322  $  405,040 |
Income before                                            |                                     |                                 |
  income taxes            236,617    6,250      242,867  |    217,511     4,595       222,106  |    177,641    2,900     180,541 |
Net income                171,277    4,032      175,309  |    154,914     3,004       157,918  |    133,196    2,035     135,231 |
Depreciation expense        4,045      768        4,813  |      4,467       801         5,268  |      5,151      875       6,026 |
Capital expenditures       13,563      124       13,687  |      9,710       503        10,213  |      5,833      535       6,368 |
Assets                  1,649,553   37,050    1,686,603  |  1,476,511    33,408     1,509,919  |  1,274,386   30,054   1,304,440 |


15.  CAPITAL SUPPORT AGREEMENTS

PMI's claims-paying ability ratings from certain national rating agencies have, in the past, been based in significant part on various capital support commitments from Allstate and Sears ("Allstate Support Agreements"). On October 27, 1994, the Allstate Support Agreements were terminated with respect to policies issued after October 27, 1994, but continue in modified form (as so modified, the "Runoff Support Agreement") for policies written prior to such termination. Under the terms of the Runoff Support Agreement, Allstate may, at its option, either directly pay or cause to be paid, claims relating to policies written during the terms of the respective Allstate Support Agreements if PMI fails to pay such claims or, in lieu thereof, make contributions directly to PMI or TPG. In the event any amounts were so paid or contributed (which possibility management believes is remote), Allstate would receive subordinated debt or preferred stock of PMI or TPG in return.

The Runoff Support Agreement contains certain covenants, including covenants that: (i) PMI will write no new business after its risk-to-capital ratio equals or exceeds 23 to 1; (ii) PMI will pay no dividends if, after the payment of any such dividend, PMI's risk-to-capital ratio would equal or exceed 23 to 1; and
(iii) on the date that any of the following events occur: (A) PMI's risk-to-capital ratio exceeds 24.5 to 1, (B) Allstate shall have paid any claims relating to PMI policies directly to a policyholder or by paying an amount equal to such claims to PMI (or to TPG for contribution to PMI) pursuant to the Runoff Support Agreement, or (C) any regulatory order is issued restricting or prohibiting PMI from making full or timely payments under policies, PMI will transfer substantially all of its assets in excess of $50.0 million to a trust account established for the payment of claims.

On June 6, 1996, a CMG Capital Support Agreement was executed by PMI and CMIC whereby both parties agreed to contribute funds, subject to certain limitations, so as to maintain CMG's risk-to-capital ratio at or below 18.0 to 1. At December 31, 1997 CMG's risk-to-capital ratio was 17.3 to 1.

16.  QUARTERLY RESULTS (UNAUDITED)


                         FIRST QUARTER         SECOND QUARTER         THIRD QUARTER         FOURTH QUARTER
                         -------------         --------------         -------------         --------------
                         1997     1996         1997     1996          1997     1996         1997     1996
------------------------------------------------------------------------------------------------------------
                                       (In thousands, except per share amounts)
Revenues              $147,546  $115,906     $132,909  $119,056     $141,204  $127,450    $142,988  $139,012
                      --------------------------------------------------------------------------------------
Net income            $ 49,172  $ 36,990     $ 42,279  $ 41,220     $ 41,913  $ 41,280    $ 41,945  $ 38,428
                      --------------------------------------------------------------------------------------
Basic EPS             $   1.44  $   1.06     $   1.26  $   1.18     $   1.26  $   1.18    $   1.29  $   1.10
                      --------------------------------------------------------------------------------------
Diluted EPS           $   1.43  $   1.05     $   1.25  $   1.17     $   1.26  $   1.18    $   1.28  $   1.10
                      --------------------------------------------------------------------------------------


R e p o r t  o f                  R E P O R T  O F
M a n a g e m e n t               I N D E P E N D E N T
                                  A U D I T O R S

 To the Shareholders of The PMI   To the Board Of Directors and
 Group, Inc.                      Shareholders of The PMI Group,
                                  Inc.
 The consolidated financial
 statements of The PMI Group,     We have audited the
 Inc. and subsidiaries have       accompanying consolidated
 been prepared by management      balance sheets of The PMI
 and have been audited by the     Group, Inc. and subsidiaries
 Company's independent            (the "Company") as of December
 auditors, Deloitte & Touche      31, 1997 and 1996, and the
 LLP, whose report appears on     related consolidated statements
 this page.  Management is        of operations, shareholders'
 responsible for the              equity and cash flows for each
 consolidated financial           of the three years in the
 statements, which have been      period ended December 31, 1997.
 prepared in conformity with      These consolidated financial
 generally accepted accounting    statements are the
 principles and include amounts   responsibility of the Company's
 based on management's            management.  Our responsibility
 judgments.                       is to express an opinion on
                                  these consolidated financial
 Management is also responsible   statements based on our audits.
 for maintaining internal
 control systems designed to      We conducted our audits in
 provide reasonable assurance,    accordance with generally
 at appropriate cost, that        accepted auditing standards.
 assets are safeguarded and       Those standards require that we
 that transactions are executed   plan and perform the audit to
 and recorded in accordance       obtain reasonable assurance
 with established policies and    about whether the consolidated
 procedures.  The Company's       financial statements are free
 systems are under continuing     of material misstatement.  An
 review and are supported by,     audit includes examining, on a
 among other things, business     test basis, evidence supporting
 conduct and other written        the amounts and disclosures in
 guidelines, an internal audit    the consolidated financial
 function and the selection and   statements. An audit also
 training of qualified            includes assessing the
 personnel.                       accounting principles used and
                                  significant estimates made by
 The Board of Directors, through  management, as well as
 its Audit Committee, oversees    evaluating the overall
 management's financial           financial statement
 reporting responsibilities.      presentation.  We believe that
 The Audit Committee meets        our audits provide a reasonable
 regularly with the independent   basis for our opinion.
 auditors, representatives of
 management and the internal      In our opinion, such
 auditors to discuss and make     consolidated financial
 inquiries into their             statements present fairly, in
 activities.  Both the            all material respects, the
 independent auditors and the     financial position of The PMI
 internal auditors have free      Group, Inc. and subsidiaries as
 access to the Audit Committee,   of December 31, 1997 and 1996,
 with and without management      and the results of their
 representatives in attendance.   operations and their cash flows
                                  for each of the three years in
                                  the period ended December 31,
                                  1997, in conformity with
/s/ W. Roger Haughton             generally accepted accounting
--------------------------------  principles.
President and Chief Executive
 Officer


                                  /s/ Deloitte & Touche LLP
                                  --------------------------------
/s/ John M. Lorenzen, Jr.         San Francisco, California
--------------------------------  January 20, 1998
Executive Vice President and
 Chief Financial Officer
January 20, 1998
