Form 10-K, Exhibit 13
period 1998-12-31
PMI GROUP INC
filed 1999-03-30
CIK 935724

                                                                    EXHIBIT 13.1

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS


CAUTIONARY STATEMENT


Certain written and oral statements made or incorporated by reference from time to time by the Company or its representatives in this document, other documents filed with the Securities and Exchange Commission, press releases, conferences, or otherwise that are not historical facts, or are preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates," or similar expressions, and that relate to future plans, events or performance are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include the following: (i) during 1999, management expects the percentage of PMI's risk related to risk-share programs and represented by pool risk to continue to increase as a percentage of total risk. The Fannie Mae and Freddie Mac reduction in mortgage insurance coverage requirements is expected to have a negative impact on the growth rate of direct risk in force; (ii) management anticipates ceded premiums will increase substantially in the future as a result of the expected increase in risk-share programs; (iii) management anticipates the percentage of insurance in force with higher coverage percentages will begin to decrease in 1999 and such decreases should accelerate in the years following due to a reduction in required mortgage insurance by Fannie Mae and Freddie Mac;
(iv) although management expects that California should continue to account for a significant portion of total claims paid, management anticipates that with continued improvement in the California economy, increased benefits of loss mitigation efforts and improved default reinstatement rates, California claims paid as a percentage of total claims paid should continue to decline; (v) management believes that PMI's total default rate could increase in 1999 due to the continued maturation of its 1994 and 1995 books of business; (vi) management anticipates that contract underwriting will continue to generate a significant percentage of PMI's new insurance written ("NIW"), (vii) The Company believes Year 2000 modifications to its critical mortgage origination and processing applications were implemented successfully and that these systems will be Year 2000 compatible; (viii) the Company has completed remediation and testing of its telephone switches, and management believes that these switches and other hardware and non-information technology systems will be Year 2000 compatible; and (ix) the Company currently believes that the remaining modifications to existing software and conversions to new software utilized by the Company will be implemented successfully and that the Year 2000 issue will not have a material adverse impact on internal systems or operations. When a forward-looking statement includes a statement of the assumptions or bases underlying the forward-looking statement, the Company cautions that, while it believes such assumptions or bases to be reasonable and makes them in good faith, assumed facts or bases almost always vary from actual results, and the difference between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, the Company or its management expresses an expectation or belief as to future results, such expectations or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The Company's actual results may differ materially from those expressed in any forward-looking statements made by the Company. These forward-looking statements involve a number of risks or uncertainties including, but not limited to, the items addressed in section Q. "Statements and Risk Factors Concerning the Company's Operations and Future Results" (Risk

Factors "RF# 1-14") set forth below and other risks detailed from time to time in the Company's periodic filings with the Securities and Exchange Commission.

All forward-looking statements of the Company are qualified by and should be read in conjunction with such risk disclosure. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



RESULTS OF CONSOLIDATED OPERATIONS:

1998 versus 1997

Consolidated net income was $190.4 million in 1998, an 8.6% increase over 1997. The growth can be attributed to increases in premiums earned of 8.2% and other income of 155.2% and to a decrease in losses and loss adjustment expenses of 10.9%, partially offset by an increase in other operating expenses, including policy acquisition costs, of 30.8%. Including capital gains, diluted earnings per share increased by 15.5% to $6.04 in 1998. Excluding capital gains, diluted operating earnings per share increased by 14.0% to $5.53. Revenues in 1998 increased by 10.0% to $620.9 million.

Mortgage Insurance Operations

PMI's NIW increased by 81.7% primarily as a result of the growth in volume of the private mortgage insurance industry as well as the increase in PMI's market share and secondarily to a 2.6% increase in the average insured loan size to $131,700.

The members of the private mortgage insurance industry, as reported by the industry's trade association, Mortgage Insurance Companies of America ("MICA"), experienced an increase in total new insurance written of 55.0% to $187.4 billion, benefiting from the record year of total residential mortgage originations, estimated at $1.5 trillion. (Source: Inside Mortgage Finance) The increase was caused primarily by low interest rates, which produced record levels of both refinance activity as well as new and existing home sales. Refinancing as a percentage of PMI's NIW increased to 31.0% in 1998 from 13.8% in 1997. In addition, the private mortgage insurance companies' market share increased to 56.3% of the total low downpayment market (insurable loans) from 54.5% in 1997. (Source: Inside Mortgage Finance)

PMI's market share of NIW increased to 14.8% in 1998 from 12.7% in 1997. On a combined basis with CMG Mortgage Insurance Company ("CMG"), market share increased to 16.1% in 1998 compared with 13.8% in 1997. In the fourth quarter of 1998, combined market share increased to 16.4% compared with 13.7% in the fourth quarter of 1997. The increases in market share were primarily due to contract underwriting services, pool insurance products, and risk sharing programs offered by PMI. Pool risk totaled $450.3 million for the year. There was no pool risk written in 1997. Risk in force under risk-share programs with PMI's customers, represented approximately two percent of the $19.3 billion total primary risk in force at December 31, 1998. Risk in force under risk-share programs with PMI's customers, excluding pool insurance, represented 10.2% of total risk in force at December 31, 1998, compared with

3.1% at December 31, 1997. During 1999, management expects the percentage of PMI's risk related to risk-share programs and represented by pool risk to continue to increase as a percent of total risk. The Fannie Mae and Freddie Mac reduction in mortgage insurance coverage requirements is expected to have a negative impact on the growth rate of direct risk in force. (See RF10)

PMI's cancellations of insurance in force increased by 68.2% to $24.9 billion in 1998 primarily due to mortgage prepayments as a result of low interest rates which caused high levels of refinancing activity. As a result of the higher cancellation activity, PMI's persistency rate decreased to 68.0% as of December 31, 1998, compared with 80.8% as of December 31, 1997.

Insurance in force increased by 3.7% in 1998. On a combined basis with CMG, insurance in force grew by 5.9% to $84.9 billion at December 31, 1998. PMI's market share of insurance in force grew by 0.5 percentage points to 15.3%. PMI's risk in force increased by 6.8% and, when combined with CMG, grew by 8.9% to $20.4 billion. The growth rate of risk in force is greater than insurance in force due to terminating policies being replaced by new policies with higher coverage percentages.

Mortgage insurance net premiums written grew by 10.1% to $409.8 million in 1998 primarily due to the growth of risk in force of both primary and pool insurance and the continued shift to deeper coverage for primary insurance partially offset by an increase in refunded premiums of 39.2% to $21.9 million as a result of the increase in policy cancellations. Mortgage insurance premiums earned increased 4.5% to $411.9 million in 1998 primarily due to the increase in premiums written. Ceded premiums were $18.3 million in 1998, increasing 15.2% from prior year. Management anticipates ceded premiums will increase substantially in the future as a result of the expected increase in risk-share programs. (See RF7)

PMI's monthly product represented 71.6% of risk in force at December 31, 1998, compared with 58.2% at December 31, 1997. Mortgages with original loan-to-value ratios greater than 90% and equal to or less than 95% ("95s") with 30% insurance coverage increased to 34.4% of risk in force as of December 31, 1998, from 28.8% as of December 31, 1997. Mortgages with original loan-to-value ratios greater than 85% and equal to or less than 90% ("90s") with 25% insurance coverage increased to 29.2% of risk in force as of December 31, 1998, compared with 23.6% as of December 31, 1997. Management anticipates the percentage of insurance in force with higher coverage percentages will begin to decrease in 1999 and such decrease should accelerate in the years following due to a reduction in required mortgage insurance by Fannie Mae and Freddie Mac. (See RF3)

Mortgage insurance losses and loss adjustment expenses decreased 10.2% to $135.1 million in 1998 primarily due to the continuing improvement of the nationwide housing markets, particularly California, and the corresponding decrease in claim payments. Loans in default decreased by less than one percent to 16,526 at December 31, 1998. PMI's national default rate decreased by 0.07 percentage points to 2.31% at December 31, 1998, primarily due to an increase in policies in force.

Direct primary claims paid decreased by 19.5% to $118.4 million due to an 11.6% decrease in the average claim size to approximately $23,300 and an 8.9% decline in the number of claims paid to 5,077 in 1998. The reduction in claims paid is the result of a smaller percentage of claims originating from the California book of business and to increased loss mitigation efforts by PMI and lenders.

Default rates on PMI's California policies decreased to 3.15% (representing 3,067 loans in default) at December 31, 1998, from 3.73% (representing 3,987 loans in default) at December 31, 1997. Policies written in California accounted for approximately 48.2% and 64.5% of the total dollar amount of claims paid in 1998 and 1997, respectively. Although management expects that California will continue to account for a significant portion of total claims paid, management anticipates that with continued improvement in the California economy, increased benefits of loss mitigation efforts and improved default reinstatement rates, California claims paid as a percentage of total claims paid should continue to decline. (See RF13) Management believes that PMI's total default rate could increase in 1999 due to the continued maturation of its 1994 and 1995 books of business. (See RF12)

Mortgage insurance policy acquisition costs incurred and deferred (including, among other field expenses, contract underwriting expenses) increased by 69.3% as a result of the 81.7% increase in NIW. Amortization of policy acquisition costs increased 38.9%. (See Note 5 "Deferred Acquisition Costs" of Notes to Consolidated Financial Statements) New policies processed by contract underwriters represented 35.0% of PMI's NIW in 1998 compared with 21.6% in 1997. Contract underwriting has become the preferred method among many mortgage lenders for processing loan applications. Management anticipates that contract underwriting will continue to generate a significant percentage of PMI's NIW. (See RF7)

Other mortgage insurance operating expenses increased by 8.0% to $44.3 million in 1998 from $41.0 million in 1997 resulting from Year 2000 remediation costs of $3.9 million, compared with $0.3 million of such costs in 1997. The mortgage insurance loss ratio declined by 5.4 percentage points to 32.8% in 1998 due to the growth in premiums earned coupled with the decrease in losses and loss adjustment expenses, as discussed above. The expense ratio increased by 2.8 percentage points to 25.5% primarily due to the increase in policy acquisition costs resulting from the growth in NIW and secondarily to Year 2000 remediation costs. Excluding Year 2000 remediation expenses, the expense ratio was 24.6% for 1998 compared to 22.6% for 1997. The combined ratio decreased by 2.6% to 58.3% in 1998.

Title Insurance Operations

Title insurance premiums earned increased 32.3% to $79.3 million in 1998 primarily due to the record residential mortgage origination volumes, as discussed above, and secondarily to American Pioneer Title Insurance Company's ("APTIC")'s expansion into new states. APTIC was licensed in 39 states at December 31, 1998, a 14.7% increase from December 31, 1997. In 1998, 77.3% of APTIC's premiums earned came from its Florida operations, compared with 81.6% in 1997. Underwriting and other expenses increased 30.1% to $69.1 million because of an increase in agency fees and commissions related to the increase in premiums earned. The title insurance combined ratio decreased by 3.9 percentage points to 87.9%.

Other

In 1998, the Company's net investment income increased by $1.5 million to $84.7 million primarily due to a $1.8 million increase in equity earnings. Investments in affiliates increased to $60.5 million at year-end 1998 from $17.0 million at year-end 1997. The average book value of the investment portfolio increased 1.2% and the yield decreased from 6.14% in 1997 to 6.06% in 1998.

Other income, primarily contract underwriting revenues generated by PMI Mortgage Services Co. ("MSC"), increased by 155.0% to $20.4 million in 1998 while other expenses, primarily expenses incurred by MSC, increased by 27.6% to $142.6 million. These increases are the result of increased contract underwriting services provided to the Company's mortgage insurance customers. (See RF7)

The Company's effective tax rate increased to 28.7% in 1998 from 27.8% in 1997 as a result of a decrease in the proportion of tax-exempt investment income relative to total income.



1997 versus 1996

Consolidated net income in 1997 was $175.3 million, an 11.0% increase over 1996. The increase was attributable primarily to increases in premiums earned of 10.0% and secondarily to investment income of 23.3%. There was also an increase in realized capital gains of 37.0%, partially offset primarily by an increase in underwriting and other expenses of 23.1%, and secondarily to an increase of $13.5 million in interest-related costs. Premiums earned increased from the growth in mortgage insurance renewal premiums, partially offset by the effect of the termination and commutation of a reinsurance treaty with Centre
Reinsurance Company of New York and Centre Reinsurance International Company ("Centre Re") recorded in the fourth quarter of 1996. The 1996 results of operations, including premiums earned, losses and loss adjustment expenses and underwriting expenses, were impacted by the Centre Re termination as discussed below. Diluted earnings per share increased by 16.0% in 1997, which was affected by the repurchase of 2.1 million shares of common stock in 1997. Excluding capital gains, diluted earnings per share increased by 14.4% to $4.85 in 1997. Revenues in 1997 increased by 12.6% to $564.6 million.

Mortgage Insurance Operations

PMI's NIW decreased by 14.5% to $15.3 billion in 1997 resulting from the number of new mortgage insurance policies issued decreasing by 16.6% to 119,200 policies, partially offset by a 2.6% increase in the average loan size to $128,400.

The primary factor contributing to the decrease in new policies issued was a decline in market share. PMI's market share of NIW decreased to 12.7% in 1997 from 14.1% in 1996. On a combined basis with CMG, market share was 13.8% in 1997 compared with 14.7% in 1996. The decline in market share was primarily due to the availability of a pool insurance product not offered by PMI for the majority of 1997 and secondarily to increases in product and underwriting competition in the California market. The secondary factor contributing to the decrease in new policies issued was the decline in the total volume of insured loans in the private mortgage insurance industry in 1997 compared with 1996. The private mortgage insurance industry experienced a decline in total NIW of 4.8% to $120.9 billion in 1997 from $127.0 billion in 1996.

PMI's cancellations of insurance in force increased 23.3% to $14.8 billion in 1997 primarily due to an increase in refinancing activity throughout the industry brought on by lower interest rates. In addition, management believes that, in response to proposed mortgage insurance cancellation legislation, servicers were reviewing their loan portfolios and requesting cancellations on loans with current loan-to-value ratios of 80% or less.

PMI's persistency rate decreased 2.5 percentage points to 80.8% as of December 31, 1997 due primarily to the cancellations discussed above. Insurance in force grew at a rate of 0.6% and 8.3% during 1997 and 1996, respectively, to a total of $77.8 billion at December 31, 1997. The year-over-year decline in the growth rate of insurance in force was due primarily to lower NIW and higher policy cancellations in 1997 compared with 1996. However, the growth rate of risk in force was 4.4% in 1997 and was greater than the growth rate in insurance in force because terminating policies were being replaced by new policies with higher coverage percentages, and accordingly, higher premium rates.

Mortgage insurance net premiums written increased 6.4% to $372.1 million in 1997 primarily due to higher average premium rates and higher average loan sizes, and also to the growth of risk in force from one year prior, offset primarily by the effect of the Centre Re termination in 1996 and also to a decrease in new premiums written. Excluding the impact of the additional profit commission realized on the Centre Re termination, net premiums written increased by 15.6%.

New premiums written decreased by 38.9% to $13.2 million in 1997 while renewal premiums increased by 9.6% to $378.4 million. The decrease in new premiums written during 1997 resulted primarily from the decrease in NIW from the 1996 level. Renewal premiums increased primarily from a shift in the composition of policies in force to loans with higher premium rates and secondarily to the growth of risk in force. Mortgages defined as 95s with 30% insurance coverage increased to 28.8% of risk in force as of December 31, 1997, from 21.9% as of December 31, 1996. Similarly 90s with 25% insurance coverage increased to 23.6% of risk in force in 1997 compared with 19.6% in 1996.

Mortgage insurance premiums earned increased 9.6% to $394.0 million in 1997 primarily due to higher premium rates and higher average loan sizes and secondarily to the growth in risk in force from one year prior, offset primarily by the effect of the Centre Re termination in 1996 and also to the decrease in NIW from the 1996 level. Excluding the impact of the Centre Re termination, net premiums earned increased by 15.5%.

Mortgage insurance losses and loss adjustment expenses decreased slightly to $150.4 million in 1997 from $150.6 million in 1996. This decrease was due primarily to the effect of the Centre Re termination in 1996. Prior to the impact of the Centre Re termination, mortgage insurance losses and loss adjustment expenses would have increased by 10.6% due to an increase in the number of loans in default caused by the growth and maturation of insurance in force. Primary claims paid by PMI increased slightly, by 2.8%, to approximately $147 million; however, the average claim size decreased by 4.3% to $26,400 due primarily to a smaller percentage of claims originating from the California book of business, and also to increased loss mitigation activity.

PMI's default rate increased to 2.38% at December 31, 1997, from 2.19% at December 31, 1996. This increase was due primarily to the policy cancellations discussed above, and secondarily to normal delinquency development in states where PMI expanded its market presence, and also to the maturation of PMI's 1993 and 1994 books of business.

The default rates on PMI's California policies decreased to 3.73% (representing 3,987 loans in default) at December 31, 1997, from 3.81% (representing 4,261 loans in default) at December

31, 1996. Policies written in California accounted for approximately 64% and 73% of the total dollar amount of claims paid in 1997 and 1996, respectively.

Mortgage insurance underwriting and other expenses increased 31.1% to $84.4 million in 1997 primarily due to the effect of Centre Re Termination and ceding commissions in 1996, and secondarily to an increase in contract underwriting expenses. Excluding the impact of the 1996 Centre Re transactions, 1997 expenses increased by 11.9% over 1996. Contract underwriting processed loans represented 21.6% of PMI's NIW in 1997 compared to 13.0% in 1996.

The mortgage insurance loss ratio decreased by 3.7 percentage points to 38.2% in 1997 primarily due to the growth in net premiums earned, and also to the decrease in losses and loss adjustment expenses discussed above. The expense ratio increased 4.3 percentage points to 22.7% primarily due to the Centre Re transactions. The result was a 0.6 percentage point increase in the combined ratio to 60.9%. Excluding the 1996 Centre Re transactions, the 1996 expense ratio was 23.4% and the 1996 loss ratio was 39.9%, resulting in a combined ratio of 63.3%.

Interest expense of $6.8 million was incurred in 1997 related to the long-term debt issued by the Company in November 1996. The Company incurred an additional $7.6 million of expenses related to distributions on the redeemable preferred capital securities issued by the Company in February 1997.

Title Insurance Operations

Title insurance premiums earned increased 12.6% to $59.9 million in 1997 due to increasing current markets combined with successful ongoing expansion efforts into new states. Underwriting and other expenses increased 10.6% to $53.1 million directly because of the increase in fees and commissions payable to third parties based on premiums earned. The title insurance combined ratio decreased to 91.8% in 1997 from 93.5% in 1996.

Other

The Company's net investment income increased 23.3% in 1997 to $83.1 million primarily the result of the growth in the average amount of invested assets. This growth was due primarily to the $198.3 million of combined proceeds from the November 1996 debt offering and the February 1997 redeemable preferred capital securities offering, secondarily to positive cash flows generated by operating activities, and also to the collection of $53.6 million in connection with the Centre Re Termination, partially offset by the $120 million common stock repurchases in 1997. The average investment yield (pretax) decreased to 6.14% in 1997 from 6.21% in 1996 due to declining interest rates in 1997. Realized capital gains (net of losses) increased by 37.1% to $19.6 million due primarily to the sale of approximately $50.0 million of equity securities in the first quarter of 1997.

Other income, primarily revenues generated by MSC, increased by 15.9% to $8.0 million in 1997 while other expenses, primarily incurred by MSC, increased by 29.4% to $17.6 million primarily due to expanded ancillary services, primarily contract underwriting.

The Company's effective tax rate decreased by 1.1 percentage points to 27.8% in 1997. The benefits of tax-preference investment income and other permanent differences reduced the effective rates below the statutory rate of 35% during both periods. The decrease in the effective tax rate was due to an increase in tax-exempt income and to a decrease in the state income tax provision during 1997.


Liquidity, Capital Resources and Financial Condition

Liquidity and capital resource considerations are different for The PMI Group, Inc. ("TPG") and PMI, its principal insurance operating subsidiary. TPG's principal sources of funds are dividends from PMI and APTIC, investment income and funds that may be raised from time to time in the capital markets.

PMI's ability to pay dividends to TPG is limited, among other restrictions, under the insurance laws of Arizona. Such laws provide that: (i) PMI may pay dividends out of available surplus and (ii) without prior approval of the Arizona Insurance Director, such dividends during any 12-month period may not exceed the lesser of 10% of policyholders' surplus as of the preceding year end, or the last calendar year's investment income.

The laws of Florida limit the payment of dividends by APTIC to TPG in any one year to 10% of available and accumulated surplus derived from realized net operating profits and net realized capital gains.

In addition to the dividend restrictions described above, the Company's credit agreements limit the payment of dividends by PMI, and various credit rating agencies and insurance regulatory authorities have broad discretion to limit the payment of dividends to TPG by PMI or APTIC. During 1998, APTIC declared and paid a cash dividend of $3.2 million to TPG, substantially the full amount of a dividend that can be paid by APTIC in 1998 without prior permission from the Florida Department of Insurance. PMI declared and paid extraordinary dividends of $100 million to TPG in 1998. TPG has two bank credit lines available totaling $50.0 million. At December 31, 1998, there were no outstanding borrowings under the credit lines.

TPG's principal uses of funds are common stock repurchases, the payment of dividends to shareholders, funding of acquisitions, additions to its investment portfolio, investments in subsidiaries, and the payment of interest. The $150 million stock buy-back program authorized by the TPG Board of Directors in November 1997 was completed in the third quarter of 1998. In November 1998, the Company announced a stock repurchase program in the amount of $100 million.

As of December 31, 1998, TPG had approximately $56.1 million of available funds. This amount has decreased from the December 31, 1997 balance of $134.2 million due to the investment in RAM Reinsurance Company Ltd. ("RAM Re") and the common stock repurchases through 1998, offset by dividends received from PMI and APTIC.

The principal sources of funds for PMI are premiums received on new and renewal business and amounts earned from the investment of this cash flow. The principal uses of funds by PMI are the payment of claims and related expenses, policy acquisition costs and other operating expenses, investment in subsidiaries, and dividends to TPG. PMI generates positive cash flows from operations as a result of premiums being received in advance of the payment of claims. Cash flows generated from PMI's operating activities totaled $154.0 million and $180.1 million in 1998 and 1997, respectively. The 1997 amount includes the collection of $53.6 million as a result of a termination and commutation of a reinsurance treaty.

The Company's invested assets increased by $41.6 million at December 31, 1998 due to cash flows from consolidated operations of $178.1 million offset by stock repurchases of $152.9 million and dividends paid of $6.2 million.

Consolidated reserves for losses and loss adjustment expenses increased by 6.4% in 1998 primarily due to the 7.8% increase in PMI's primary reserve per default to $12,500 at December 31, 1998 and to the buildup of pool loss reserves.

Consolidated shareholders' equity increased by $36.3 million in 1998, consisting of increases of $190.4 million from net income, $2.6 million from stock option activity, and $2.5 million from other comprehensive income net of unrealized gains on investments, offset by common stock repurchases of $152.9 million, and dividends declared of $6.2 million.

PMI's statutory risk-to-capital ratio at December 31, 1998 was 14.9:1, compared with 14.6:1 at December 31, 1997. (See RF9)


Year 2000 Issues

Impact of the Year 2000 Issue. The Company's business processes are highly automated and dependent upon the consistent and accurate functioning of its computer systems and the computer systems of its customers. As a result, the Company is directing significant resources toward mitigating its exposure to the so-called "Year 2000 issue." The Year 2000 issue arises from the failure of computer software and hardware to process dates into and through the year 2000: the number "00," for example, would be read as "1900" rather than "2000." The technical problem is multifaceted and is composed of several different potential deficiencies including, among others: (1) the inability of hardware to interpret years greater than 1999; (2) the failure of software to process date data from, into, and between the twentieth and twenty-first centuries; (3) the inability of the number "99" to register an actual date (i.e., 1999) rather than indefinite or unknown information (i.e., an employee's date of retirement, if unknown, would be characterized as "99-99-99"); (4) the inability of systems to recognize that the year 2000 is a leap year; and (5) the failure of systems that are otherwise Year 2000 compliant to transfer data between each other because each system has used a different "fix," and the methods are incompatible with each other. If any of these deficiencies occur, the system may produce miscalculations and/or "crash" and be unable to transfer or process data, causing disruption in one or more aspects of the Company's operations. The problem also affects many of the microprocessors that control systems and equipment.

For purposes of this discussion, "Year 2000 compatible" means that the computer hardware, software or device in question will function in year 2000 without modification or adjustment or will function in 2000 with a one-time manual adjustment. However, there can be no assurance that any such year 2000 compatible hardware, software or device will function properly when interacting with any year 2000 noncompatible hardware, software or device.

State of Readiness. The Company has in place a Year 2000 project plan to address the Year 2000 issue. The plan consists of three phases. The first phase involved collecting data with respect to date processing issues, determining the project scope, identification of resources to implement remediation, budgeting and completion of the formal project plan. This phase was completed in early 1998 and included a priority ranking designed to direct resources to the most critical systems first. As a result of its first phase assessment, the Company determined that it will be required to modify or replace a significant portion of its software so that software will be Year 2000 compatible. The Company also determined that remediation of the critical mortgage insurance origination and processing applications used by PMI and CMG needed to be substantially completed by the first business day of 1999 in order to avoid possible date calculation errors in 1999 and to satisfy the requirements of the government sponsored enterprises ("GSEs") and the federal and state regulators of the Company's customers. The Federal Financial Institutions Examination Council guidelines for banks and thrifts set various interim milestones for third party service providers such as the Company, with final testing and substantial implementation required by June 30, 1999. Remediation of the Company's less critical applications is expected to be completed during 1999. To date, PMI and CMG have met all readiness deadlines or targets established by the GSEs and other regulators.

The second phase, which involves project staff procurement, code remediation and unit testing, test plan development, Year 2000 policies and procedures development and vendor readiness assessment, is substantially complete. The third phase, which involves string and system testing and system installation, is substantially complete. The Company completed remediation and testing of the critical mortgage origination and processing applications referred to above prior to its deadline of the first business day of 1999 and has converted its database to the remediated software. The Company believes Year 2000 modifications to its critical mortgage origination and processing applications were implemented successfully and that these systems will be Year 2000 compatible. (See RF1) Additional testing, including industry-sponsored testing and testing of customer interfaces, is expected to continue through 1999. The Company has completed remediation and testing of its telephone switches, and management believes that these switches and other hardware and non-information technology systems will be Year 2000 compatible. (See RF1)

Risks of Year 2000 Noncompatibility and Infrastructure Risks. The Company currently believes that the remaining modifications to existing software and conversions to new software utilized by the Company will be implemented successfully and that the Year 2000 issue will not have a material adverse impact on internal systems or operations. (See RF1) If, however, the Company's past or future remediation efforts prove to be either inadequate or ineffective, significant disruptions to the Company's operations could ensue which could have a material adverse effect on the Company's liquidity, financial condition and results of operations. Furthermore, the Company relies on financial institutions, government agencies, utility companies, telecommunications service companies and other service providers outside of its control. There can be no assurance that such third parties will not suffer a Year 2000 business disruption and it is conceivable that such failures could, in turn, have a material adverse effect on the Company's liquidity, financial condition and results of operations.

Risk Related to Vendors and Customers. As part of its Year 2000 project plan, the Company has initiated communications with all of its large customers and significant vendors to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issues. The Company's vulnerability would likely result from the inability of the Company's or customers' systems to process data received from the other, which could disrupt the Company's mortgage insurance origination and claims processing, and/or a disruption in the supply of goods and services procured from suppliers. Currently, a substantial majority of the Company's mortgage insurance business is originated through non-electronic channels, which serves to mitigate this type of customer risk, although the Company anticipates that electronic originations will increase in future periods. The Company has begun to receive responses from suppliers and customers but has not independently confirmed the information received from third parties with respect to their Year 2000 compliance status. The Company plans to follow up with suppliers and customers that have not responded to its initial inquiries. The Company's total Year 2000 project cost and estimates include the estimated costs and time associated with assessing the impact of third parties' Year 2000 issues, and are based in part upon such unconfirmed information. Because of the large number of variables involved, the Company cannot provide an estimate of the damage it might suffer if any of the Company's significant customers or vendors failed to remediate their Year 2000 issues, although management believes that the business disruption likely to result from any prolonged Year 2000 non-compliance by customers or suppliers could have a material adverse effect on the Company's liquidity, financial condition and results of operations. (See RF1)

Costs to Address the Year 2000 Issue. The Company is utilizing both internal and external personnel and resources to implement its Year 2000 project plan. Currently, no planned material projects involving information or non-information technology systems have been delayed or are anticipated to be delayed as a result of the redirection of resources to the Year 2000 remediation effort. The Company plans to complete its Year 2000 issue remediation project at a total external cost of approximately $4.5 million, which will be funded from operating cash flow and is being expensed as incurred. As of December 31, 1998, the Company has incurred and expensed approximately $3.9 million in external costs related to its Year 2000 project plan and remediation efforts. The estimated costs do not include any potential costs related to customer or other claims, or potential amounts related to executing contingency plans. The Company does not separately track the internal costs incurred in connection with the Year 2000 project plan, which are principally payroll costs for employees working on the project.

Contingency Plans. The Company is currently assessing possible contingency plans designed to limit, to the extent possible, the business disruption and financial effects of a failure by the Company to complete its Year 2000 remediation project in a timely manner. Although no formal contingency plan is yet in place, the Company has considered its likely response in certain circumstances. For example, if any of the Company's critical systems, such as the mortgage insurance system's origination or billing applications, are disrupted due to the Year 2000 issue, it is possible that the Company might need to process data manually. The Company's intention in this event would be to procure clerical personnel from temporary recruitment firms to process data. Hiring such temporary personnel would materially increase the Company's personnel expense and have a corresponding negative effect on operating income. In the event of a major system disruption, the Company will have access to duplicate records of critical data from the Company's systems which are maintained and stored at an offsite location as a routine procedure related to the Company's disaster recovery program. These duplicate records could be of assistance in any Year 2000 recovery operation. The Company's contingency assessment will continue through 1999 as the Company learns more about the preparations and vulnerabilities of third parties regarding the Year 2000 issue and a formal contingency plan is expected to be in place by June 30, 1999. (See
RF1)

The discussion above is designated as a Year 2000 Readiness Disclosure as defined by the Year 2000 Information and Readiness Disclosure Act of 1998.

STATEMENTS AND RISK FACTORS CONCERNING THE COMPANY'S OPERATIONS AND FUTURE
RESULTS


General Conditions (RF1)

Several factors such as economic recessions, declining housing values, higher unemployment rates, deteriorating borrower credit, rising interest rates, increases in refinance activity caused by declining interest rates, changes in legislation affecting the mortgage insurance industry, or combinations of such factors might affect the mortgage insurance industry and demand for housing in general and could materially and adversely affect the Company's financial condition and results of operations. Such economic events could materially and adversely impact the demand for mortgage insurance, cause claims on policies issued by PMI to increase, and/or cause a similar adverse increase in PMI's loss experience.

Other factors that may influence the amount of NIW by PMI include: mortgage insurance industry volumes of new business; the impact of competitive underwriting criteria and product offerings and services, including mortgage pool insurance and contract underwriting services; the ability to recruit and maintain a sufficient number of qualified underwriters; the effect of risk-sharing structured transactions; changes in the performance of the financial markets; PMI's claims-paying ability rating; general economic conditions that affect the demand for or acceptance of the Company's products; changes in government housing policy; changes in government regulations or interpretations regarding the Real Estate Settlement Procedures Act and customer consolidation. PMI's financial condition and results of operations may materially and adversely be impacted by changes in legislation which affects the ability of Fannie Mae or Freddie Mac to offer a substitute for mortgage insurance, including self-insurance and alternative forms of credit support, or for the FHA or the VA to increase statutory lending limits or other expansion of eligibility for the FHA and VA. (See RF2). PMI's financial condition and results of operations may materially and adversely be impacted by changes in legislation, statutory charters and regulations governing banks and savings institutions to form reinsurance subsidiaries or permit the offering of other products which do not require mortgage insurance. In addition, PMI's financial condition and results of operations may materially and adversely be impacted by a reduction in the amount of mortgage insurance coverage required by Fannie Mae and Freddie Mac. (See RF3)

The costs of Year 2000 remediation, the dates on which the Company estimates that it will complete such remediation and possible risks associated with the Year 2000 issue are based upon the Company's current estimates and are subject to various uncertainties that could cause the actual results to differ materially from the Company's expectations. Such uncertainties include, among others, the success of the Company in identifying systems that are not Year 2000 compliant, the nature and amount of programming required to remediate each affected system, the nature and adequacy of testing performed by the Company, the availability of qualified personnel, consultants and other resources, and the success of the Year 2000 remediation efforts of others. If the Company's recently completed remediation of its mission critical mortgage insurance origination and application processing process is faulty or fails for any reason to be Year 2000 compliant, this circumstance could adversely impact its business operations and could have a material adverse affect on the Company's financial condition, liquidity and results of operations. See Management Discussion and Analysis - Year 2000 Issues.

Market Share and Competition (RF2)

The Company's financial condition and results of operations could be materially and adversely affected by a decline in its market share, or a decline in market share of the private mortgage insurance industry as a whole. Numerous factors bear on the relative position of the private mortgage insurance industry versus government and quasi-governmental competition as well as the competition of lending institutions that choose to remain uninsured, self-insure through affiliates, or offer residential mortgage products that do not require mortgage insurance. The impact of competitive underwriting criteria and product offerings, including mortgage pool insurance and contract underwriting, has a direct impact on the Company's market share. Further, several of the Company's competitors have greater direct or indirect capital reserves that provide them with potentially greater flexibility than the Company in addressing competitive issues.

PMI competes directly with federal and state governmental and quasi-governmental agencies, principally the FHA and, to a lesser degree, the VA. The Office of the Comptroller of the Currency has granted permission to certain national banks to form a reinsurance company as a wholly-owned operating subsidiary for the purpose of reinsuring mortgage insurance written on loans originated or purchased by such bank. The Federal Reserve Board is in the process of considering whether similar activities are permitted for bank holding companies. The Office of Thrift Supervision has also recently granted permission for subsidiaries of thrift institutions to reinsure private mortgage insurance coverage on loans originated or purchased by affiliates of such thrift's parent organization. The reinsurance subsidiaries of national banks, savings institutions, or bank holding companies could become significant competitors of the Company in the future. Mortgage lenders, other than banks, thrifts or their affiliates, are forming reinsurance affiliates that are typically regulated solely by the insurance authority of their state of domicile. Management believes that such reinsurance affiliates will increase competition in the mortgage insurance industry and may materially and adversely impact PMI's market share.

PMI offers various risk-sharing structured transactions, including a captive reinsurance program as part of its strategic relationships with its customers. PMI's customers have indicated an increasing demand for such products. PMI's captive reinsurance program allows a reinsurance company, generally an affiliate of the lender, to assume mortgage insurance default losses either on a quota share basis, or at a specified entry point up to a maximum aggregate exposure, up to an agreed upon amount of total coverage. An increasing percentage of PMI's NIW is being generated by customers which have captive reinsurance programs, and it is expected that this will continue and increase. Based on the current structure, such products have the potential of reducing the Company's business revenue as more premiums are ceded to customer captives. There can be no assurance that PMI's risk-sharing structured transactions will continue to be accepted by its customers. The inability of the Company to provide acceptable risk-sharing structured transactions to its customers would likely have an adverse effect on the competitive position of PMI and consequently could materially and adversely affect the Company's financial condition, liquidity and results of operations.

Certain lenders originate a first mortgage lien with an 80% LTV ratio, a 10% second mortgage lien, and 10% of the purchase price from borrower's funds ("80/10/10"). This 80/10/10 product competes with mortgage insurance as an alternative for lenders selling loans in the secondary mortgage market. The Federal Deposit Insurance Corporation and other banking regulators recently approved rules to be effective April 1, 1999 that would require national banks to hold almost twice as much risk-based capital to cover possible defaults on the 80/10/10 products when the lender holds the first and second mortgage. State-chartered banks already are subject to the higher capital requirement. If the 80/10/10 product becomes a widely accepted alternative to mortgage insurance, it could have a material and adverse impact on the Company's financial condition and results of operations.

Legislation and regulatory changes affecting the FHA have affected demand for private mortgage insurance. Effective January 1, 1999, the Department of Housing and Urban Development announced an increase in the maximum individual loan amount that FHA can insure to $208,800 from $197,620. The maximum individual loan amount that the VA can insure is $203,150. The Omnibus Spending Bill of 1999, signed into law on October 21, 1998, among other items, streamlined the FHA downpayment formula by eliminating tiered minimum cash investment requirements and establishing maximum loan-to-value ratios based on loan size and closing costs, making FHA insurance more competitive with private mortgage insurance in areas with higher home prices.

Although management believes that it is too early to ascertain the impact of the increase in the maximum individual loan amount the FHA can insure, any increase in the maximum loan amount would likely have an adverse effect on the competitive position of PMI and, consequently, could materially and adversely affect the Company's financial condition and results of operations.



Fannie Mae and Freddie Mac (RF3)

The GSEs are permitted by statute to purchase conventional high-LTV mortgages from lenders who obtain mortgage insurance on those loans. Fannie Mae and Freddie Mac have some discretion to increase or decrease the amount of private mortgage insurance coverage they require on loans. Fannie Mae and Freddie Mac both recently announced programs where reduced mortgage insurance coverage will be made available for lenders that deliver loans approved by the GSEs' automated underwriting services, Loan Prospector/(SM)/ and Desktop Underwriter/(TM)/, respectively. Generally, Fannie Mae's and Freddie Mac's reduced mortgage insurance coverage options provide for: (i) across-the-board reductions in required MI coverage on 30-year fixed-rate loans recommended for approval by GSE's automated underwriting services to the levels in effect in 1994; (ii) reduction in required MI coverage, for loans with only a 5 percent down payment (a 95 percent LTV), from 30 percent to 25 percent of the mortgage loan covered by MI; (iii) reduction in required MI coverage, for loans with a 10 percent down payment (a 90 percent LTV loan), from 25 percent to 17 percent of the mortgage loan covered by MI.. In addition, the GSE's announced programs to further reduce MI coverage upon the payment of an additional fee by the lender. Under this option, a 95 percent LTV loan will require 18 percent of the mortgage loan have mortgage insurance coverage. Similarly, a 90 percent LTV loan will require 12 percent of the mortgage loan have mortgage insurance. In order for the home buyer to have MI at these levels, such loans would require a payment at closing or a higher note rate.

Management believes it is too early to assess impact of the Fannie Mae and Freddie Mac reduction of required levels of mortgage insurance on the Company's financial condition and results of operation. If the reduction in required levels of mortgage insurance were to become widely accepted by mortgage lenders and their customers, however, such reduction could have a materially adverse impact on the Company's financial condition and results of operation.

During October 1998, Freddie Mac sought to amend its charter to allow it to use any method of default loss protection that is financially equal or superior, on an individual or pooled basis, to the protection provided by private mortgage insurance companies. The legislation containing the proposed charter amendment was subsequently rescinded. Currently, Freddie Mac can purchase loans with downpayments of less than 20%, only if the loans are insured or use other limited methods to protect against default.

Subsequent to the withdrawal of the legislation, Freddie Mac announced that it would pursue a permanent charter amendment that would allow Freddie Mac to utilize alternative forms of default loss protection, such as spread accounts, or otherwise forego the use of private mortgage insurance on higher loan-to-value mortgages. In addition, Fannie Mae announced it is interested in pursuing new risk management options and is working with mortgage insurers and lenders on appropriate risk management and dispersion of risk, which may include a reduction in the use of mortgage insurance.

Fannie Mae's and Freddie Mac's current guidelines regarding cancellation of mortgage insurance generally provide that a borrower's written request to cancel mortgage insurance should be honored if: (a) the borrower has a satisfactory payment record, no payment more than 30 days delinquent in the 12-month period preceding the request for cancellation; and (b) the unpaid principal balance of the mortgage is not greater than 80% of the original value of the property.
(See RF4 for a discussion of recent Federal legislation providing for guidelines for automatic mortgage insurance cancellation)

The GSEs are the predominant purchasers and sellers of conventional mortgage loans in the United States, providing a direct link between the primary mortgage origination markets and the capital markets. Because loan originators prefer to make loans that may be marketed in the secondary market to Fannie Mae and/or Freddie Mac they are motivated to purchase mortgage insurance from insurers deemed eligible by the GSEs. Although management believes that it is too early to ascertain the impact of the increase in the maximum individual loan amount the GSEs can insure, management believes any increase in the maximum loan amount would likely increase the number of loans eligible for mortgage insurance and may have the effect of increasing the size of the mortgage insurance market, and have a positive effect on the competitive position of PMI and consequently could materially affect the Company's financial condition and results of operations.

Fannie Mae and Freddie Mac impose requirements on private mortgage insurers for such insurers to be eligible to insure loans sold to such agencies. Under Fannie Mae and Freddie Mac regulations, PMI needs to maintain at least an "AA-" or equivalent claims-paying ability rating in order to provide mortgage insurance on loans purchased by the GSEs. Failure to maintain such a rating would effectively cause PMI to be ineligible to provide mortgage insurance. A loss of PMI's existing eligibility status, either due to a failure to maintain a minimum claims-paying ability rating from the various rating agencies or non-compliance with other eligibility requirements, would have a material, adverse effect on the Company's financial condition and results of operations. (See RF2)


Insurance in Force (RF4)

A significant percentage of PMI's premiums earned is generated from its existing insurance in force and not from new insurance written. PMI's policies for insurance coverage typically have a policy duration of six to eight years. Insurance coverage may be canceled by the policy owner or servicer of the loan at any time. PMI has no control over the owner's or servicer's decision to cancel insurance coverage and self-insure or place coverage with another mortgage insurance company. There can be no assurance that policies for insurance coverage originated in a particular year or for a particular customer will not be canceled at a later time or that the

Company will be able to regain such insurance coverage at a later time. As a result, the Company's financial condition and results of operation could be materially and adversely affected by greater than anticipated policy cancellations or lower than projected persistency resulting in declines in insurance in force.

Upon request by an insured, PMI must cancel the mortgage insurance for a mortgage loan. In addition, The Home Owners Protection Act of 1998 (the "Act"), which is effective on July 29, 1999, provides for the automatic termination, or cancellation upon a borrower's request, of private mortgage insurance upon satisfaction of certain conditions. The Act applies to owner- occupied residential mortgage loans regardless of lien priority, with borrower-paid mortgage insurance, closed after the effective date of the Act. FHA loans are not covered by the Act. Under the Act, automatic termination of mortgage insurance would generally occur once the loan-to-value ratio ("LTV") reaches 78%. A borrower may generally request cancellation of mortgage insurance once the LTV reaches 80% of the home's original value, or when actual payments reduce the loan balance to 80% of the home's original value, whichever occurs earlier. For borrower initiated cancellation of mortgage insurance, the borrower must have a good payment history. Good payment history generally requires that there have been no payments during the 12-month period preceding the loan's cancellation date 30 days or more past due, or 60 days or more past due during the 12-month period beginning 24 months before the loan's cancellation date. Loans which are deemed "high risk" by the GSEs, require automatic termination of mortgage insurance coverage once the LTV is first scheduled to reach 77% of the original value of the property without regard to the actual outstanding balance. The Act preempts all but more protective, preexisting state laws. Protected state laws are preempted if inconsistent with the Act. Protected state laws are consistent with the Act if they require: (i) termination of mortgage insurance at an earlier date or higher mortgage principal balance than required by the Act, or (ii) disclosure of more, earlier, or more frequent information. States which enacted mortgage insurance cancellation laws on or before January 2, 1998, have until July 29, 2000 to make their statutes consistent with the Act. States that currently have mortgage insurance cancellation or notification laws include: California, Connecticut, Illinois, Maryland, Minnesota, Missouri, New York, Texas and Washington. Management is uncertain about the impact of the Act on PMI's insurance in force, but believes any reduction in premiums attributed to the Act's required cancellation of mortgage insurance, will not have a significant impact on the Company's financial condition and results of operation for the foreseeable future. (See RF10)

During an environment of falling interest rates, an increasing number of borrowers refinance their mortgage loans. PMI and other mortgage insurance companies generally experience an increase in the prepayment rate of insurance in force, resulting from policy cancellations of older books of business with higher rates of interest. Although PMI has a history of expanding business during low interest rate environments, the resulting increase of NIW may ultimately prove to be inadequate to compensate for the loss of insurance in force arising from policy cancellations. A decrease in persistency, resulting from policy cancellations of older books of business affected by refinancings (which are affected, among other things, by decreases in interest rates) may materially and adversely impact the level or rate of growth of insurance in force or risk in force and consequently have similar impacts on the Company's financial condition and results of operations.

Rating Agencies (RF5)

PMI's claims-paying ability is currently rated "AA+" (Excellent) by Standard and Poor's Rating Services, "Aa2" (Excellent) by Moody's Investors Service, Inc., "AA+" (Very Strong) by Fitch IBCA, and "AA+" (Very High) by Duff & Phelps Credit Rating Co. These ratings are subject to revisions or withdrawal at any time by the assigning rating organization. The ratings by the organizations are based upon factors relevant to PMI's policyholders, principally PMI's capital resources as computed by the rating agencies, and are not applicable to the Company's common stock or outstanding debt.

Rating agencies generally assess capital charges on pool insurance policies based on price and structure. One published methodology for assessing the capital requirement for pool insurance is based on the real estate depression which occurred in oil producing states during the mid-1980's. Management believes the current capital charge that could be levied on pool insurance risk by one rating agency is approximately $1.00 of capital for each $1.40 of pool insurance risk. In comparison, primary mortgage insurance regulators specifically limit the amount of insurance risk that may be written by PMI according to a number of financial tests, including limiting risk, to a multiple of 25 times PMI's statutory capital (which includes the contingency reserve). The rating agencies could change their view as to the capital charges that are assessed on pool insurance products at any time. (See RF10)

Management believes that a significant reduction in PMI's claims-paying ratings could have a material, adverse effect on the Company's financial condition and results of operations. (See RF6)


Liquidity (RF6)

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

TPG's principal sources of funds are dividends from PMI and APTIC, investment income and funds that may be raised from time to time in the capital markets. Numerous factors bear on the Company's ability to maintain and meet its capital and liquidity needs, including the performance of the financial markets, standards and factors used by various credit rating agencies, financial covenants in credit agreements, and standards imposed by state insurance regulators relating to the payment of dividends by insurance companies. Any significant change in the performance of the financial markets negatively affecting the Company's ability to secure sources of capital, or changes in the standards used by credit rating agencies which adversely impact PMI's claims-paying ability rating, or changes in the insurance laws of Arizona, Florida or Wisconsin that restrict the ability of PMI, APTIC or CMG to pay dividends at currently permissible levels, could adversely affect the Company's ability to maintain capital resources to meet its business needs, and thereby have a material, adverse affect on the Company's financial condition, liquidity and results of operations.

Contract Underwriting Services; New Products (RF7)

The Company provides contract underwriting services for a fee that enable customers to improve the efficiency and quality of their operations by outsourcing all or part of their mortgage loan underwriting. As a part of its contract underwriting services, PMI provides remedies which may include the assumption of some of the costs of repurchasing insured and uninsured loans from the GSEs and other investors. Generally, the scope of these remedies are in addition to those contained in PMI's master primary insurance policies. Due to the increasing demand of contract underwriting services, the limited number of underwriting personnel available, and heavy price competition among mortgage insurance companies, PMI's inability to recruit and maintain a sufficient number of qualified underwriters, or any significant increase in the cost PMI incurs to satisfy remedy obligations for underwriting services, could materially and adversely affect its market share and materially and adversely affect the Company's financial condition and results of operations.

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

New York Department of Insurance (RF8)

In February 1999, the New York Department of Insurance stated in Circular Letter No. 2, addressed to all private mortgage insurers licensed in New York that certain pool risk-share and structured products and programs would be considered to be illegal under New York law. PMI believes that it complies with the requirements of Circular Letter No. 2 with respect to transactions that are governed by it. In the event the New York Department of Insurance determined PMI was not in compliance with Circular Letter No. 2, it could materially and adversely affect the Company's financial condition and results of operations.

Risk-to-Capital Ratio (RF9)

The State of Arizona, and other regulators specifically limit the amount of insurance risk that may be written by PMI, by a variety of financial factors. Other factors affecting PMI's risk-to-capital ratio include: (i) regulatory review and oversight by the State of Arizona, PMI's state of domicile for insurance regulatory purposes; (ii) limitations under the Runoff Support Agreement with Allstate, which prohibit PMI from paying any dividends if, after the payment of any such dividend, PMI's risk-to-capital ratio would equal or exceed 23 to 1; (iii) TPG's credit agreements; and (iv) TPG's and PMI's credit or claims-paying ability ratings which generally require that the rating agencies' risk-to-capital ratio not exceed 20 to 1.

Significant losses could cause a material reduction in statutory capital, causing an increase in the risk-to-capital ratio and thereby limit PMI's ability to write new business. The inability to write new business could materially and adversely affect the Company's financial condition and results of operations.

Changes in Composition of Insurance Risk Written; Pool Insurance (RF10)

The composition of PMI's NIW has included an increasing percentage of mortgages with LTVs in excess of 90% and less than or equal to 95% ("95s"). At December 31, 1998, 46.3% of PMI's risk in force consisted of 95s, which, in PMI's experience, have had a claims frequency approximately twice that of mortgages with LTVs equal to or less than 90% and over 85% ("90s"). PMI also offers coverage for mortgages with LTVs in excess of 95% and up to 97% ("97s"). At December 31, 1998, 3.3% of PMI's risk in force consisted of 97s which have even higher risk characteristics than 95s and greater uncertainty as to pricing adequacy. PMI's NIW also includes adjustable rate mortgages ("ARMs"), which, although priced higher, have risk characteristics that exceed the risk characteristics associated with PMI's book of business as a whole. Since the fourth quarter of 1997, PMI has offered a new pool insurance product. Pool insurance is generally used as an additional credit enhancement for certain secondary market mortgage transactions and generally covers the loss on a defaulted mortgage loan that exceeds the claim payment under the primary coverage, if primary insurance is required on that mortgage loan. Pool insurance also generally covers the total loss on a defaulted mortgage loan which did not require primary insurance, in each case up to a stated aggregate loss limit. New pool risk written was $450 million for the year ended December 31, 1998. Management is uncertain about the amount of new pool risk which will be written in 1999, but believes total new 1999 pool risk will be less than in 1998. Although PMI charges higher premium rates for loans that have higher risk characteristics, including ARMs, 95s, 97s and pool insurance products, the premiums earned on such products, and the associated investment income, may ultimately prove to be inadequate to compensate for future losses from such products. Such losses could materially and adversely affect the Company's financial condition and results of operations. (See RF5)

Potential Increase in Claims (RF11)

Mortgage insurance coverage generally cannot be canceled by PMI and remains renewable at the option of the insured until required to be canceled under applicable Federal or state laws for the life of the loan. As a result, the impact of increased claims from policies originated in a particular year generally cannot be offset by premium increases on policies in force or mitigated by nonrenewal of insurance coverage. There can be no assurance, however, that the premiums charged will be adequate to compensate PMI for the risks and costs associated with the coverage provided to its customers. (See
RF5)


Loss Reserves (RF12)

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

Regional Concentration (RF13)

In addition to nationwide economic conditions, PMI could be particularly affected by economic downturns in specific regions where a large portion of its business is concentrated, particularly California, Florida, and Texas, where PMI has 17.6%, 7.3% and 7.2% of its risk in force concentrated and where the default rate on all PMI policies in force is 3.15%, 3.08% and 2.18% compared with 2.31% nationwide as of December 31, 1998.

Continuing Relationships with Allstate and Affiliate (RF14)

In December 1993, PMI entered into a Reinsurance Treaty with Forestview Mortgage Insurance Company ("Forestview") whereby Forestview agreed to reinsure all liabilities (net of amounts collected from third party reinsurers and indemnitors) in connection with PMI's mortgage pool insurance business in exchange for premiums received. In 1994, Forestview also agreed that as soon as practicable after November 1, 1994, Forestview and PMI would seek regulatory approval for the Reinsurance Treaty to be deemed to be an assumption agreement and that, upon receipt of the requisite approvals, Forestview would assume such liabilities. Forestview's claims-paying ability is currently rated "AA" by Fitch IBCA. Forestview's previous claims-paying ability rating of "AA" (Excellent) was withdrawn by Standard and Poor's Rating Services ("S&P") in 1997. These ratings are subject to revisions or withdrawal at any time by the assigning rating organization. Management is uncertain at this time what impact the withdrawal of the claims-paying ability rating will have on the parties' ability to timely consummate the assumption transaction. Pursuant to this agreement, PMI ceded $9.0 million of pool premiums to Forestview and Forestview reimbursed PMI for pool claims on the covered policies in the amount of $26.8 million in 1998. The failure of Forestview to meet its contractual commitments would materially and adversely affect the Company's financial condition and results of operations.

On October 28, 1994, TPG entered into a Runoff Support Agreement (the "Runoff Support Agreement") with Allstate Insurance Company ("Allstate") to replace various capital support commitments that Allstate had previously provided to PMI. Allstate agreed to pay claims on certain insurance policies issued by PMI prior to October 28, 1994, if PMI's financial condition deteriorates below specified levels, or if a third party brings a claim thereunder. Alternatively, Allstate may make contributions directly to PMI or TPG. In the event that Allstate makes payments or contributions under the Runoff Support Agreement (which possibility management believes is remote), Allstate would receive subordinated debt or preferred stock of PMI or TPG in return. No payment obligation arose under the Runoff Support Agreement.

Consolidated Statements of
O p e r a t i o n s

                                                                                       Year Ended December 31,
(In thousands, except per share amounts)                                          1998            1997             1996
------------------------------------------------------------------------------------------------------------------------
Revenues             Premiums earned                                     $     491,226   $     453,948   $      412,738
                     Investment income, less investment expense                 84,681          83,136           67,442
                     Realized capital gains                                     24,636          19,584           14,296
                     Other income                                               20,366           7,979            6,948
                                                                         -----------------------------------------------
                             Total revenues                                    620,909         564,647          501,424
                                                                         -----------------------------------------------

Losses and           Losses and loss adjustment expenses                       135,716         152,257          152,409
Expenses             Policy acquisition costs                                   60,280          43,395           46,192
                     Underwriting and other operating expenses                 142,625         111,745           79,810
                     Interest expense                                            7,029           6,766              907
                     Distributions on preferred capital securities               8,311           7,617                -
                                                                         -----------------------------------------------
                             Total losses and expenses                         353,961         321,780          279,318
                                                                         -----------------------------------------------

                     Income before income taxes                                266,948         242,867          222,106

                     Income tax expense                                         76,588          67,558           64,188
                                                                         -----------------------------------------------

                     Net income                                          $     190,360   $     175,309   $      157,918
                                                                         ===============================================


Per Share            Basic net income per common share                   $        6.06   $        5.25   $         4.52
                                                                         ===============================================

                     Diluted net income per common share                 $        6.04   $        5.23   $         4.51
                                                                         ===============================================

                See notes to consolidated financial statements.

Consolidated
B a l a n c e  S h e e t s

                                                                                                   As of December 31,
(Dollars in thousands)                                                                           1998              1997
------------------------------------------------------------------------------------------------------------------------
Assets                   Investments:
                            Available for sale, at market:
                                       Fixed income securities (amortized
                                          cost $1,268,625 and $1,234,178)              $    1,356,869    $    1,308,768
                                       Equity securities:
                                          Common (cost $34,129 and $38,221)                    58,785            73,596
                                          Preferred (cost $17,240 and $12,049)                 17,706            12,360
                            Common stock of affiliates, at underlying book value               60,450            16,987
                            Short-term investments                                             38,414            78,890
                                                                                       ---------------------------------
                                          Total investments                                 1,532,224         1,490,601
                         Cash                                                                   9,757            11,101
                         Accrued investment income                                             20,150            20,794
                         Reinsurance recoverable and prepaid premiums                          42,102            31,676
                         Premiums receivable                                                   24,367            19,756
                         Receivable from affiliate                                              2,229               451
                         Receivable from Allstate                                              23,657            16,822
                         Deferred policy acquisition costs                                     61,605            37,864
                         Property and equipment, net                                           37,630            31,393
                         Other assets                                                          24,149            26,145
                                                                                       ---------------------------------
                                          Total assets                                 $    1,777,870    $    1,686,603
                                                                                       =================================

Liabilities              Reserve for losses and loss adjustment expenses               $      215,259    $      202,387
                         Unearned premiums                                                     94,886            94,150
                         Long-term debt                                                        99,476            99,409
                         Reinsurance balances payable                                          14,764            11,828
                         Deferred income taxes                                                 96,730            76,395
                         Other liabilities and accrued expenses                                60,200            42,248
                                                                                       ---------------------------------
                                        Total liabilities                                     581,315           526,417
                                                                                       ---------------------------------

                         Commitments and contingent liabilities (Note 11)                           -                 -

                         Company-obligated mandatorily redeemable preferred
                            capital securities of subsidiary trust holding
                            solely junior subordinated deferrable interest
                            debenture of
                            the Company                                                        99,040            99,006

Shareholders'            Preferred stock - $.01 par value; 5,000,000 shares authorized              -                 -
Equity                   Common stock - $.01 par value; 125,000,000 shares
                            authorized, 35,196,002 and 35,145,247 issued                          352               351
                         Additional paid-in capital                                           265,040           262,448
                         Accumulated other comprehensive income                                74,462            71,936
                         Retained earnings                                                  1,060,724           876,588
                                                                                       ---------------------------------
                                                                                            1,400,578         1,211,323
                         Less treasury stock  (4,917,401 and 2,684,000 shares at cost)        303,063           150,143
                                                                                       ---------------------------------
                                        Total shareholders' equity                          1,097,515         1,061,180
                                                                                       ---------------------------------

                                        Total liabilities and shareholders' equity     $    1,777,870    $    1,686,603
                                                                                       =================================

                See notes to consolidated financial statements.

Consolidated Statements of
S h a r e h o l d e r s'  E q u i t y

                                                                                                  Year Ended December 31,
(In thousands)                                                                            1998              1997           1996
--------------------------------------------------------------------------------------------------------------------------------
Common                 Balance, beginning of year                                $         351  $            350  $         350
Stock                  Stock grants and exercise of stock options                            1                 1              -
                                                                                 -----------------------------------------------
                       Balance, end of year                                                352               351            350
                                                                                 -----------------------------------------------

Additional             Balance, beginning of year                                      262,448           258,059        256,507
Paid-in                Stock grants and exercise of stock options                        2,592             4,389          1,552
                                                                                 -----------------------------------------------
Capital                Balance, end of year                                            265,040           262,448        258,059
                                                                                 -----------------------------------------------

Accumulated            Balance, beginning of year                                       71,936            50,709         56,761
                                                                                 -----------------------------------------------
Other                  Unrealized gains on investments:
Comprehensive               Unrealized holding gains arising during period
Income                           (net of tax of  $9,982,  $18,285, and  $1,745)         18,539            33,957          3,240
                            Less: reclassification adjustment for gains
                                 included in net income
                                 (net of tax of  $8,623,  $6,854, and  $5,004)         (16,013)          (12,730)        (9,292)
                                                                                 -----------------------------------------------
                       Other comprehensive income (loss), net of tax                     2,526            21,227         (6,052)
                                                                                 -----------------------------------------------
                       Balance, end of year                                             74,462            71,936         50,709
                                                                                 -----------------------------------------------

Retained               Balance, beginning of year                                      876,588           707,885        556,969
Earnings               Net income                                                      190,360           175,309        157,918
                       Dividends declared                                               (6,224)           (6,606)        (7,002)
                                                                                 -----------------------------------------------
                       Balance, end of year                                          1,060,724           876,588        707,885
                                                                                 -----------------------------------------------

Treasury               Balance, beginning of year                                     (150,143)          (30,141)           (84)
Stock                  Purchases of The PMI Group, Inc. common stock                  (152,920)         (120,002)       (30,057)
                                                                                 -----------------------------------------------
                       Balance, end of year                                           (303,063)         (150,143)       (30,141)
                                                                                 -----------------------------------------------

                                 Total shareholders' equity                      $   1,097,515  $      1,061,180  $     986,862
                                                                                 ===============================================

Comprehensive          Net income                                                $     190,360  $        175,309  $     157,918
Income                 Other comprehensive income (loss), net of tax                     2,526            21,227         (6,052)
                                                                                 -----------------------------------------------

                                 Comprehensive income                            $     192,886  $        196,536  $     151,866
                                                                                 ===============================================

                See notes to consolidated financial statements.

Consolidated Statements of
C a s h  F l o w s

                                                                                        Year Ended December 31,
(In thousands)                                                                       1998           1997           1996
------------------------------------------------------------------------------------------------------------------------
Cash             Net income                                                 $     190,360  $     175,309   $    157,918
Flows            Reconciliation of net income to net cash provided by
from                operating activities:
Operating               Realized capital gains, net                               (24,636)       (19,584)       (14,296)
Activities              Equity in earnings of affiliates                           (3,225)        (1,455)          (192)
                        Depreciation and amortization                               6,282          4,679          3,283
                        Changes in:
                           Reserve for losses and loss adjustment expenses         12,872          2,613          7,687
                           Unearned premiums                                          736        (22,801)       (23,371)
                           Deferred policy acquisition costs                      (23,741)        (6,231)        (8,647)
                           Accrued investment income                                  644         (1,355)        (1,072)
                           Reinsurance balances payable                             2,936         (1,467)        (5,446)
                           Reinsurance recoverable and prepaid premiums           (10,426)        51,703         (5,372)
                           Premiums receivable                                     (4,611)        (5,109)       (14,647)
                           Income taxes                                            19,444         14,179          1,915
                           Receivable from affiliate                               (1,778)           127           (454)
                           Receivable from Allstate                                (6,835)             -         (2,089)
                           Other                                                   20,079         (4,070)         6,589
                                                                            --------------------------------------------
                              Net cash provided by operating activities           178,101        186,538        101,806
                                                                            --------------------------------------------

Cash             Proceeds from sales of equity securities                          75,181         82,008         97,104
Flows            Investment collections of fixed income securities                 54,374         13,590         32,595
from             Proceeds from sales of fixed income securities                   120,404        367,865        211,945
Investing        Purchases of fixed income securities                            (207,686)      (573,627)      (415,162)
Activities       Purchases of equity securities                                   (53,092)       (33,010)       (77,634)
                 Net decrease in short-term investments                            40,476          2,986            434
                 Investment in affiliates                                         (40,024)        (3,600)        (1,350)
                 Purchases of property and equipment                              (12,417)       (13,687)       (10,213)
                                                                            --------------------------------------------
                              Net cash used in investing activities               (22,784)      (157,475)      (162,281)
                                                                            --------------------------------------------

Cash             Issuance of redeemable preferred capital securities                    -         99,000              -
Flows            Issuance of long-term debt                                             -              -         99,337
from             Proceeds from exercise of stock options                            2,592          3,181          1,135
Financing        Dividends paid to shareholders                                    (6,333)        (6,733)        (7,002)
Activities       Purchases of The PMI Group, Inc. common stock                   (152,920)      (120,002)       (30,057)
                                                                            --------------------------------------------
                              Net cash provided by (used in) financing
                                  activities                                     (156,661)       (24,554)        63,413
                                                                            --------------------------------------------
                 Net increase (decrease) in cash                                   (1,344)         4,509          2,938
                 Cash at beginning of year                                         11,101          6,592          3,654
                                                                            --------------------------------------------
                 Cash at end of year                                        $       9,757  $      11,101   $      6,592
                                                                            ============================================

                See notes to consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS



NOTE 1.  BASIS OF PRESENTATION

Basis of Presentation - The accompanying consolidated financial statements include the accounts of The PMI Group, Inc. ("TPG"), its wholly owned subsidiaries, PMI Mortgage Insurance Co. ("PMI"), Residential Guaranty Co. ("RGC"), American Pioneer Title Insurance Company ("APTIC"), PMI Mortgage Guaranty Co. ("PMG"), and PMI Capital I ("PCI"), PMI's wholly owned subsidiaries PMI Mortgage Services Co. ("MSC") and PMI Securities Co. ("SEC"), collectively referred to as the "Company." All material intercompany transactions and balances have been eliminated in consolidation.

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

On April 18, 1995, Allstate, which had been the sole shareholder of the Company, sold 24.5 million shares of the Company's common stock, representing 70% of the outstanding shares of common stock, for approximately $784.0 million (net of related underwriting discount) in an underwritten public offering registered under the Securities Act of 1933. Concurrent with the stock offering, Allstate Corp. sold a new issue of 6.76% exchangeable notes due in April 1998. On April 15, 1998, Allstate Corp. exchanged 8,602,650 shares of TPG common stock to redeem the 6.76% exchangeable notes due April 15, 1998. After the exchange, Allstate held approximately 1,897,350 shares of TPG common stock, which has subsequently been sold by Allstate.

NOTE 2.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business -The Company, through PMI, primarily writes residential mortgage guaranty insurance ("primary insurance"). During 1997, PMI also began offering a mortgage pool insurance product, which differs in a number of respects from the pool insurance products offered through 1993 ("Old Pool" See Note 6). In addition, the Company writes title insurance through APTIC. Primary mortgage insurance provides protection to mortgage lenders against losses in the event of borrower default and assists lenders in selling mortgage loans in the secondary market. Pool insurance is generally used as an additional credit enhancement for certain secondary market mortgage transactions. Title insurance protects the insured party against losses resulting from title defects, liens and encumbrances existing as of the effective date of the policy.

Basis of Accounting - The financial statements have been prepared on the basis of generally accepted accounting principles ("GAAP"), which vary from statutory accounting practices prescribed or permitted by insurance regulatory authorities (See Note 14). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments - The Company has designated its entire portfolio of fixed income and equity securities as available for sale. Such securities are carried at market value with unrealized gains and losses, net of deferred income taxes, reported as a component of accumulated other comprehensive income.

In September 1994, PMI acquired 45% of the common stock of CMG Mortgage Insurance Company ("CMG") from CUNA Mutual Investment Corp. ("CMIC"). On October 1, 1998, PMI increased its equity investment in CMG to 50% by obtaining additional shares of common stock at a total cost of $4.8 million. CMIC continues to own the remaining 50% of the common stock of CMG. In addition, TPG owns 22.3% of RAM Holdings Ltd. and RAM Holdings II Ltd. (collectively referred to as "RAM Re"). Such affiliated investments are reported in accordance with the equity method of accounting.

Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded on the date of declaration. Realized capital gains and losses are determined on a specific-identification basis.

Property and Equipment - Property and equipment (including software) is carried at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets, generally 3 to

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

10 years for equipment and 40 years for real property. Accumulated depreciation on property and equipment was $38.9 million and $33.1 million at December 31, 1998 and 1997, respectively.

Insurance Accounting - Primary mortgage insurance policies are contracts that are non-cancelable by the insurer, are renewable at a fixed price at the insured's option, and provide for the payment of premiums on either a monthly, annual or single payment basis. Upon renewal by the insured, the Company is not able to re-underwrite or re-price its policies. Premiums written on a single premium and an annual premium basis are initially deferred as unearned premiums and earned over the policy term. Premiums written on policies covering more than one year (single premium plans) are amortized over the policy life in relation to the expiration of risk. Premiums written on annual payment policies are earned on a monthly pro rata basis. Premiums written on monthly payment policies are earned in the period to which they relate, and any unreceived portion is recorded in premiums receivable. Title insurance premiums are recognized as revenue on the effective date of the title insurance policy. Fee income of the non-insurance subsidiaries is earned as the services are provided.

Certain costs of acquiring mortgage insurance business, including compensation, premium taxes and other underwriting expenses, are deferred, to the extent recoverable, and amortized over 24 months (see Note 5, "Deferred Acquisition Costs").

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

Management believes that the reserve for losses and loss adjustment expenses at December 31, 1998 is appropriately established in the aggregate and is adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by that date. The establishment of appropriate reserves is an inherently uncertain process. Such reserves are necessarily based on estimates and the ultimate net cost may vary from such estimates. These estimates are regularly reviewed and updated using the most current information available. Any resulting adjustments, which may be material, are reflected in current operations.

Income per Common Share - Basic earnings per share (EPS) excludes dilution and is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The weighted average common shares outstanding for computing basic EPS were 31,393,782 for 1998, 33,385,828 for 1997 and 34,951,764 for 1996. The weighted average common shares outstanding for computing diluted EPS includes only stock options issued by the Company which have a dilutive impact and are outstanding for the period, and had the potential effect of increasing common shares to 31,532,710 for 1998, 33,510,261 for 1997 and 35,039,976 for 1996. Net income available to common shareholders does not change for computing diluted EPS.

Income Taxes - The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the currently enacted tax rates. The principal assets and liabilities giving rise to such differences are presented in Note 7.

Concentration of Risk - A substantial portion of PMI's business is generated within the State of California. For the year ended December 31, 1998, 14.9% of new insurance written was in California. In addition, California's book of business represented 17.6% of total risk in force at December 31, 1998.

Stock-Based Compensation - The Company accounts for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees (see Note 13).

New Accounting Pronouncements - In 1998, PMI adopted Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, and SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 130 requires that an enterprise report, by major component and as a single total, the change in its net assets during the period from non-owner

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

sources. SFAS No. 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. SFAS No. 132 revises the disclosure information and format for presentation of pension and other postretirement benefits. Adoption of these statements did not impact the Company's financial position, results of operations or cash flows for the periods presented.

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments. The statement is not expected to have a significant effect on PMI's financial position or results of operations based on current operating activities.

Reclassification - Certain prior year amounts have been reclassified to conform to current year presentation.


NOTE 3.  INVESTMENTS

Market Values - The amortized cost and estimated market values for fixed income securities are shown below:

                                          Amortized                    Gross Unrealized                      Market
                                                                       ----------------
(In thousands)                              Cost                   Gains              (Losses)                Value
-------------------------------------------------------------------------------------------------------------------------
At December 31, 1998
U. S. government and agencies          $        53,918        $         2,060      $            -        $        55,978
Municipals                                   1,110,665                 83,363                (290)             1,193,738
Corporate bonds                                104,042                  3,451                (340)               107,153
                                       ----------------------------------------------------------------------------------
    Total                              $     1,268,625        $        88,874      $         (630)       $     1,356,869
                                       ==================================================================================

At December 31, 1997
U. S. government and agencies          $        42,017        $         1,233      $            -        $        43,250
Municipals                                   1,044,964                 71,369                 (17)             1,116,316
Corporate bonds                                147,197                  2,269                (264)               149,202
                                       ----------------------------------------------------------------------------------
    Total                              $     1,234,178        $        74,871      $         (281)       $     1,308,768
                                       ==================================================================================

Scheduled Maturities - The scheduled maturities for fixed income securities are as follows at December 31, 1998:

                                             Amortized               Market
(In thousands)                                Cost                  Value
-------------------------------------------------------------------------------
Due in one year or less                  $         6,826        $        6,878
Due after one year through five years             62,650                64,945
Due after five years through ten years           148,382               157,887
Due after ten years                              993,592             1,069,145
Other                                             57,175                58,014
                                         --------------------------------------
    Total                                $     1,268,625        $    1,356,869
                                         ======================================

Actual maturities may differ from those scheduled as a result of calls by the issuers prior to maturity.

Investment Concentration and Other Items - The Company maintains a diversified portfolio of municipal bonds. At December 31, 1998 and 1997, the following states represented the largest concentrations in the portfolio (expressed as a percentage of the carrying value of all municipal bond holdings). Holdings in no other state exceed 5.0% of the portfolio at December 31, for the respective years.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

                           1998                   1997
---------------------------------------------------------
Illinois                   13.2%                  13.4%
Washington                 12.0                   13.3
Texas                      12.0                   13.0
New York                    8.6                    7.7
Massachusetts               7.3                    6.0
California                  6.5                    6.9
Indiana                     6.1                    5.4
Pennsylvania                5.5                    5.3

At December 31, 1998, fixed income securities with a market value of $10.2 million were on deposit with regulatory authorities as required by law.

Unrealized Net Gains on Investments - Unrealized net gains on investments included in accumulated other comprehensive income at December 31, 1998, are as follows:

                                                                                                                Net
                                                        Market                 Gross Unrealized              Unrealized
(In thousands)                         Cost              Value             Gains            (Losses)           Gains
--------------------------------------------------------------------------------------------------------------------------
Fixed income securities           $    1,268,625    $     1,356,869    $       88,874    $         (630)   $       88,244
Common stocks                             34,129             58,785            25,220              (564)           24,656
Preferred stocks                          17,240             17,706               697              (231)              466
Investment in affiliates                  59,723             60,450               727                 -               727
                                  ----------------------------------------------------------------------------------------
    Total                         $    1,379,717    $     1,493,810    $      115,518    $       (1,425)          114,093
                                  =========================================================================
Less deferred income taxes                                                                                         39,631
                                                                                                           ---------------
    Total                                                                                                  $       74,462
                                                                                                           ===============

The difference between cost and market value of the investment in affiliates reflects net unrealized gains on the affiliates' investment portfolio. The stated market value does not necessarily represent the fair value of the affiliates' common stock held by the Company.

The change in net unrealized gains, net of deferred income taxes, included in other comprehensive income for fixed income securities and equity securities are as follows:

(In thousands)             1998               1997              1996
-------------------------------------------------------------------------------
Fixed income securities    $         8,874    $       20,572    $      (11,777)
Equity securities                   (6,565)              517             5,895
Investment in affiliates               217               138              (170)
                           ----------------------------------------------------
    Total                  $         2,526    $       21,227    $       (6,052)
                           ====================================================

Draft

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

Investment Income - Investment income by investment type is as follows:

(In thousands)                                                  1998               1997              1996
--------------------------------------------------------------------------------------------------------------------
Fixed income securities                                         $        76,427    $       74,641    $       63,715
Equity securities                                                         2,466             1,476             2,136
Common stock of affiliates                                                3,225             1,455               192
Short-term                                                                3,442             6,332             2,119
                                                                ----------------------------------------------------
    Investment income, before expenses                                   85,560            83,904            68,162
    Less investment expense                                                 879               768               720
                                                                ----------------------------------------------------
        Investment income, less investment expense              $        84,681    $       83,136    $       67,442
                                                                ====================================================

Realized Capital Gains and Losses.
Net realized capital gains (losses) are as follows:

(In thousands)                                             1998                       1997                1996
--------------------------------------------------------------------------------------------------------------------
Fixed income securities                                $     1,481               $      (777)          $    2,072
Equity securities                                           23,155                    20,188               12,024
Short-term                                                       -                       173                  200
                                                       -------------------------------------------------------------
   Realized capital gains -- net, before taxes              24,636                    19,584               14,296
   Less income taxes                                         8,623                     6,854                5,004
                                                       -------------------------------------------------------------
     Realized capital gains, net of taxes              $    16,013                $   12,730            $   9,292
                                                       =============================================================

Gross realized capital gains and losses on investments are as follows:

(In thousands)                          1998               1997              1996
---------------------------------------------------------------------------------------
Gross realized capital gains       $        27,810    $       26,167    $       19,842
Gross realized capital losses               (3,174)           (6,583)           (5,546)
                                   ----------------------------------------------------
    Net realized capital gains     $        24,636    $       19,584    $       14,296
                                   ====================================================

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

NOTE 4.  LOSS RESERVES

The following table is a reconciliation of the beginning and ending reserve for losses and loss adjustment expenses for each of the last three years:

(In thousands)                                                           1998                1997                1996
-----------------------------------------------------------------------------------------------------------------------------
Balance, January 1                                                    $  202,387          $  199,774             $  192,087
Less reinsurance recoverable                                               6,067               5,287                 17,899
                                                                 ------------------------------------------------------------
Net balance, January 1                                                   196,320             194,487                174,188
                                                                 ------------------------------------------------------------

Losses and loss adjustment expenses (principally in respect of defaulting occurring in)
    Current year                                                         146,884             158,147                161,740
    Prior years                                                          (11,168)             (5,890)                (9,331)
                                                                 ------------------------------------------------------------
      Total losses and loss adjustment expenses                          135,716             152,257                152,409
                                                                 ------------------------------------------------------------

Losses and loss adjustment expense payments (principally in
  respect of defaulting occurring in)
    Current year                                                          12,503              27,700                 23,353
    Prior years                                                          111,056             122,724                108,757
                                                                 ------------------------------------------------------------
      Total payments                                                     123,559             150,424                132,110
                                                                 ------------------------------------------------------------

Net balance, December 31                                                 208,477             196,320                194,487
Plus reinsurance recoverable                                               6,782               6,067                  5,287
                                                                 ------------------------------------------------------------
Balance, December 31                                                  $  215,259          $  202,387             $  199,774
                                                                 ============================================================

As a result of changes in estimates of ultimate losses resulting from insured events in prior years, the provision for losses and loss adjustment expenses (net of reinsurance recoverable) decreased by $11.2 million, $5.9 million and $9.3 million in 1998, 1997 and 1996, respectively, due primarily to lower than expected losses in California. Such re-estimates were based on management's analysis of various economic trends (including the real estate market and unemployment rates) and their effect on recent claim rate and claim severity experience.


NOTE 5.  DEFERRED ACQUISITION COSTS ("DAC")

PMI defers certain costs related to the acquisition of primary mortgage insurance and amortizes these costs against related premium revenue in order to match costs and revenues in accordance with GAAP. These acquisition costs vary with, and are primarily related to, the acquisition of new business. Specific costs PMI defers include field underwriting, field sales, and national accounts. To the extent PMI or any of its subsidiaries are compensated by customers for contract underwriting, those underwriting costs are not deferred.

DAC is amortized on an accelerated basis over 24 months rather than the 5-7 year average policy life. Management believes this amortization method is appropriately conservative, and is used so that deferred costs will have been fully amortized prior to the peak claims paying period.

The DAC asset is affected by: (a) acquisition costs deferred in a period, and
(b) amortization of previously deferred costs in such period. In periods where there is growth in new business (and therefore acquisition costs), the DAC asset will increase because the amount of acquisition costs being deferred exceeds the amount being amortized to expense. The following table reconciles beginning and ending DAC for the years ended December 31, 1998, 1997 and 1996:

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

(In thousands)                             1998          1997         1996
--------------------------------------------------------------------------------
Beginning DAC balance                      $ 37,864      $ 31,633      $ 22,986
Acquisition costs incurred and deferred      84,021        49,626        54,839
Amortization of deferred costs              (60,280)      (43,395)      (46,192)
                                        ------------  ------------  ------------
Ending DAC balance                         $ 61,605      $ 37,864      $ 31,633
                                        ============  ============  ============

NOTE 6.  REINSURANCE

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

The reinsurance agreement with Capital Mortgage Reinsurance Company of New York was terminated effective December 31, 1997 and is in run-off through December 31, 2006 on policies existing prior to January 1, 1998. As a result of this reinsurance treaty termination, the Company is no longer ceding primary reinsurance to third party reinsurers (except under captive reinsurance arrangements) on policies written after December 31, 1997.

In December 1993, the Company decided to cease writing Old Pool business (except for honoring certain commitments in existence prior to the discontinuation of this business). Concurrently, the Company entered into a reinsurance agreement with Forestview Mortgage Insurance Co. ("Forestview"), a wholly owned subsidiary of Allstate, to cede all future Old Pool net premiums and net losses from PMI to Forestview. As a result of this ceding agreement, the Old Pool business had no significant impact on the Company's results of operations for the years ended December 31, 1998, 1997 and 1996. The Board of Directors of Allstate has resolved that Allstate will make capital contributions to Forestview as necessary to maintain Forestview's risk-to-capital ratio below 20.0 to 1. In accordance with accounting for discontinued operations, Old Pool insurance assets (unpaid losses recoverable and paid claims receivable from reinsurers) and liabilities (loss reserves and premiums payable) have been netted in the accompanying consolidated balance sheets, resulting in a net receivable from reinsurers of $2.7 million and $4.1 million included in other assets at December 31, 1998 and 1997, respectively. Gross Old Pool reinsurance recoverables and receivables from Forestview and other reinsurers are as follows at December 31:

(in thousands)                       1998             1997
--------------------------------------------------------------------
Forestview                           $      45,918    $      89,580
Other reinsurers                            19,308           23,565
                                     -------------------------------
    Total                            $      65,226    $     113,145
                                     ===============================

Reinsurance recoverable on paid primary losses from reinsurers was $6.8 million and $6.1 million at December 31, 1998 and 1997, respectively. Prepaid primary reinsurance premiums from non-affiliated reinsurers were $2.1 million and $3.0 million at December 31, 1998 and 1997, respectively.

The effects of reinsurance on the primary premiums written, premiums earned and losses and loss adjustment expenses of the Company's operations for the year ended December 31 are as follows:

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

(In thousands)                                     1998         1997         1996
------------------------------------------------------------------------------------
Premiums written
    Direct                                      $ 498,828    $ 435,971    $ 404,528
    Assumed                                         7,141        1,383         (901)
    Ceded                                         (16,869)      (5,302)        (607)
                                                ------------------------------------
        Premiums written, net of reinsurance    $ 489,100    $ 432,052    $ 403,020
                                                ====================================

Premiums earned
    Direct                                      $ 506,096    $ 458,972    $ 425,831
    Assumed                                         3,101        1,182          634
    Ceded                                         (17,971)      (6,206)     (13,727)
                                                ------------------------------------
        Premiums earned, net of reinsurance     $ 491,226    $ 453,948    $ 412,738
                                                ====================================

Losses and loss adjustment expenses
    Direct                                      $ 140,705    $ 157,012    $ 157,203
    Assumed                                           176          219         (267)
    Ceded                                          (5,165)      (4,974)      (4,527)
                                                ------------------------------------
        Losses and loss adjustment expenses,
           net of reinsurance                   $ 135,716    $ 152,257    $ 152,409
                                                ====================================

Reinsurance ceding arrangements do not discharge the Company from its obligations as the primary insurer.

NOTE 7.  INCOME TAXES

The components of income tax expense are as follows:

(In thousands)                            1998             1997               1996
--------------------------------------------------------------------------------------
Current                              $       7,302    $       3,859       $     9,056
Deferred                                    69,286           63,699            55,132
                                     -------------------------------------------------
    Total income tax expense         $      76,588    $      67,558       $    64,188
                                     =================================================

A reconciliation of the statutory federal income tax rate to the effective tax rate reported on income from operations before taxes is as follows:

                                          1998             1997               1996
--------------------------------------------------------------------------------------
Statutory federal income tax rate           35.0%           35.0%             35.0%
Tax-exempt income                           (7.2)           (7.5)             (7.1)
State income tax (net)                       0.4             0.2               0.9
Other                                        0.5             0.1               0.1
                                     -------------------------------------------------
    Effective income tax rate               28.7%           27.8%             28.9%
                                     =================================================

On April 18, 1995 the Company and its subsidiaries separated from Allstate (See
Note 1). Effective April 11, 1995 the Company and its subsidiaries file a consolidated income tax return. Prior to that date, the Company was part of the consolidated return of Sears, Roebuck and Co. ("Sears"), the former parent company of Allstate Corp. The Company's share of consolidated federal income tax liability prior to April 11, 1995 was determined under a tax sharing agreement as part of the Sears tax group. Under the tax sharing agreement, the Company has continuing rights and obligations to Allstate and Sears for the tax effect of any changes in taxable income relating to the periods during which the Company was part of the Sears tax group. At December 31, 1998 the Company had income taxes receivable of $16.8 million ($23.6 million including interest) from Allstate related to the filing of an amended return for prior years.

Section 832(e) of the Internal Revenue Code permits mortgage guaranty insurers to deduct, within certain limitations, additions to statutory contingency reserves (See Note 14). This provision was enacted to enable mortgage guaranty insurers to increase statutory unassigned surplus through the purchase of non-interest bearing "tax and loss bonds" from the federal government. The tax and loss bonds purchased are limited to the tax benefit of the deduction for additions to the contingency

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

reserves. The Company purchased tax and loss bonds of $47.4 million, $50.7 million and $50.4 million in 1998, 1997 and 1996, respectively.

The Company paid income taxes of $8.4 million, $8.4 million and $8.2 million in 1998, 1997 and 1996, respectively. Included in these amounts are federal income tax payments to Allstate under the tax sharing agreement of $0.7 million in 1996.

The components of the deferred income tax assets and liabilities at December 31 are as follows:

(In thousands)                                      1998            1997
--------------------------------------------------------------------------------
Deferred tax assets:
     Discount on loss reserves                      $      4,422    $     3,743
     Unearned premium reserves                             4,181          6,591
     Alternative minimum tax credit carryforward          31,870         23,687
     Pension costs                                         3,131          3,037
     Other assets                                          4,355          2,197
                                                    ----------------------------
         Total deferred tax assets                        47,959         39,255
                                                    ============================

Deferred tax liabilities:
     Statutory contingency reserves                       72,817         56,730
     Policy acquisition costs                             21,562         13,253
     Unrealized net gains on investments                  39,631         38,738
     Software development costs                            7,423          5,550
     Other liabilities                                     3,256          1,379
                                                    ----------------------------
         Total deferred tax liabilities                  144,689        115,650
                                                    ----------------------------
             Net deferred tax liability             $     96,730    $    76,395
                                                    ============================

NOTE 8.  FINANCIAL INSTRUMENTS

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

                                                         1998                                   1997
-------------------------------------------------------------------------------------------------------------------------
                                             Carrying            Estimated          Carrying              Estimated
(In thousands)                                 Value             Fair Value           Value               Fair Value
----------------------------------------------------------------------------        -------------------------------------
6.75% Long-term debt                         $     99,476        $   103,997        $     99,409          $    100,983
8.309% Redeemable preferred
     capital securities                      $     99,040        $   107,075        $     99,006          $    107,875

A number of the Company's significant assets and liabilities, including deferred policy acquisition costs, property and equipment, loss reserves, unearned premiums and deferred income taxes are not considered financial instruments.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

NOTE 9.  BENEFIT PLANS

As of April 18, 1995, all full-time employees and certain part-time employees of the Company participate in The PMI Group, Inc. Retirement Plan ("Plan"), a noncontributory defined benefit plan. The Plan has been funded by the Company to the fullest extent permitted by federal income tax rules and regulations. Also, employees earning in excess of $150,000 per year participate in The PMI Group, Inc. Supplemental Employee Retirement Plan, a noncontributory defined benefit plan. Benefits under both plans are based upon the employee's length of service, average annual compensation and estimated social security retirement benefits.

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

The following table presents certain information regarding the Plan and the OPEB Plan as of December 31:

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

                                                     Pension Benefits                     Other Benefits
                                                     ----------------                     --------------
(In thousands, except percentages)               1998         1997      1996          1998        1997      1996
                                               -------      -------   -------       -------     -------   -------
Change in benefit obligation
Benefit obligation at January 1,               $ 11,381     $ 6,659     N/A         $ 3,112     $ 2,782     N/A
Service cost                                      3,796       3,424     N/A             434         387     N/A
Interest cost                                     1,074         759     N/A             255         217     N/A
Actuarial loss (gain)                             2,861         875     N/A             435        (269)    N/A
Benefits paid                                      (736)       (336)    N/A             (17)         (5)    N/A
                                            ------------------------            ------------------------
Benefit obligation at December 31,               18,376      11,381                   4,219       3,112
                                            ------------------------            ------------------------

Change in plan assets
Fair value of plan assets at January 1,           5,204       2,896     N/A               -           -     N/A
Actual return on plan assets                        366         180     N/A               -           -     N/A
Company contribution                              4,043       2,464     N/A              17           5     N/A
Benefits paid                                      (736)       (336)    N/A             (17)         (5)    N/A
                                            ------------------------            ------------------------
Fair value of plan assets at December 31,         8,877       5,204                       -           -
                                            ------------------------            ------------------------

Funded status
Funded status of plan at December 31,            (9,499)     (6,177)    N/A          (4,219)     (3,112)    N/A
Unrecognized actuarial loss (gain)                3,583         505     N/A            (320)       (781)    N/A
Unrecognized prior service cost                       -           -     N/A             265         284     N/A
                                            ------------------------            ------------------------
Accrued and recognized benefit cost            $ (5,916)   $ (5,672)               $ (4,274)   $ (3,609)
                                            ========================            ========================

Components of net periodic benefit cost
Service cost                                    $ 3,796     $ 3,424     $ 3,282       $ 434       $ 387       $ 438
Interest cost                                     1,074         759         484         255         217         215
Expected return on assets                          (515)       (295)       (147)          -           -           -
Prior service cost amortization                       -           -           -          20          20          20
Actuarial loss (gain) recognized                    (68)        (95)          6         (26)        (28)          -
                                            ------------------------------------------------------------------------
Net periodic benefit cost                       $ 4,287     $ 3,793     $ 3,625       $ 683       $ 596       $ 673
                                            ========================================================================

Weighted-average assumptions
Discount rate                                     6.75%       7.25%       7.50%       6.75%       7.25%       7.50%
Expected return on plan assets                    8.50%       8.50%       8.50%         N/A         N/A         N/A
Rate of compensation increase                     5.50%       5.50%       5.50%         N/A         N/A         N/A
Health care cost trend on covered charges           N/A         N/A         N/A       6.00%       6.00%       6.00%


NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

Sensitivity of retiree welfare results. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                   1-Percentage-           1-Percentage
(In thousands)                                                     Point Increase          Point Decrease
---------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components              $ 184                   $ 145
Effect on accumulated postretirement benefit obligation                863                     577

Savings and Profit Sharing Plan. As of April 18, 1995, employees of the Company were eligible to participate in The PMI Group, Inc. Savings and Profit Sharing Plan ("401K Plan") covering both salaried and hourly employees. Eligible employees who participate in the 401K Plan receive, within certain limits, matching Company contributions. Costs relating to the 401K Plan amounted to $2.1 million, $1.2 million and $1.1 million for 1998, 1997 and 1996, respectively.


NOTE 10.  DEBT AND CREDIT FACILITIES

Long-term Debt - On November 15, 1996, the Company issued unsecured debt securities in the face amount of $100.0 million ("Notes"). The Notes mature and are payable on November 15, 2006 and are not redeemable prior to maturity. No sinking fund is required or provided for prior to maturity. Interest on the Notes is 6.75% and is payable semiannually. Interest payments of $6.8 million were made during both 1998 and 1997.

Lines of Credit - The Company has two lines of credit agreements ("Lines"), each in the amount of $25.0 million. The Lines have final maturities of February 2001 and December 2001 and commitment fees of 8.0 and 6.5 basis points, respectively. Both Lines may be used for general corporate purposes. There were no amounts outstanding on the Lines at December 31, 1998 or 1997.


NOTE 11. COMMITMENTS AND CONTINGENT LIABILITIES

Leases - The Company leases certain office facilities and equipment. Minimum rental commitments under non-cancelable operating leases with a remaining term of more than one year as of December 31, 1998 are as follows:

(In thousands)                    Amount
---------------------------------------------
Year ending December 31:
   1999                        $       6,807
   2000                                7,604
   2001                                6,311
   2002                                5,366
   2003                                4,777
   Thereafter                          4,309
                               --------------
       Total                   $      35,174
                               ==============

The Company intends to renew its corporate headquarters lease in 1999. Such minimum expected rentals are included in the above amounts.

Total rent expense for all leases was $9.0 million, $7.6 million and $7.4 million in 1998, 1997 and 1996, respectively.

Legal Proceedings - Various legal actions and regulatory reviews are currently pending that involve the Company. In the opinion of management, the ultimate liability in one or more of these actions is not expected to have a material effect on the financial condition or results of operations of the Company.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

NOTE 12. COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED CAPITAL SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURE OF THE COMPANY

On February 4, 1997, TPG, through a wholly-owned trust, privately issued $100.0 million of 8.309% preferred capital securities, Series A ("Capital Securities"). The Capital Securities are redeemable after February 1, 2007, at a premium or upon occurrence of certain tax events, and mature on February 1, 2027. The net proceeds, totaling $99.0 million, were used for general corporate purposes, including common stock repurchases and additions to the investment portfolio. The Capital Securities were issued by PMI Capital I ("Issuer Trust"). The sole asset of the Issuer Trust consists of $103.1 million principal amount of a junior subordinated debenture ("Debenture") issued by TPG to the Issuer Trust. The Debenture bears interest at the rate of 8.309% per annum and matures on February 1, 2027. The amounts due to the Issuer Trust under the Debenture and the related income statement amounts have been eliminated in the Company's consolidated financial statements. Distributions on the Capital Securities occur on February 1 and August 1 of each year. The obligations of TPG under the Debenture and a related guarantee and expense agreement constitute a full and unconditional guarantee by TPG of the Issuer Trust's obligations under the Capital Securities. The Capital Securities are subject to mandatory redemption under certain circumstances. Distribution payments of $8.3 million and $4.2 million were made in 1998 and 1997, respectively.


NOTE 13.  DIVIDENDS AND SHAREHOLDERS' EQUITY

Shareholder Rights Plan - On January 13, 1998, the Company adopted a Shareholder Rights Plan ("Rights Plan"). In general, rights issued under the plan will be exercisable only if a person or group acquires 10% or more of the Company's common stock or announces a tender offer for 10% or more of the common stock. The Rights Plan contains an exception that would allow passive institution investors to acquire up to a 15% ownership interest before the rights would become exercisable.

Dividends - The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company, receipt of dividends from PMI, restrictions contained in the Company's credit agreements and other relevant factors. PMI's ability to pay dividends to TPG is limited under Arizona law. The payment of dividends by PMI without the prior approval of the Arizona State Insurance department is limited to formula amounts based on net income, net investment income, and capital and surplus, including unassigned surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. Limitations on PMI's risk-to-capital ratio also effectively limit PMI's ability to pay dividends because the payment of dividends reduces statutory capital. Various state regulatory authorities impose a limitation that the risk-to-capital ratio may not exceed 25 to 1. In addition, under a support agreement with Allstate, PMI is prohibited from paying any dividend that would cause its risk-to-capital ratio to equal or exceed 23 to 1 (see Note 16). Management believes that PMI's dividend restrictions have not had, and are not expected to have, a significant impact on TPG's ability to meet its cash obligations. Under the most restrictive dividend limitations, the maximum amount of dividends that PMI can distribute to TPG at December 31, 1998, without prior regulatory approval is $16.5 million. PMI paid ordinary and, after obtaining regulatory approval, extraordinary dividends to TPG totaling $100.0 million and $76.4 million in the years ended December 31, 1998 and 1997, respectively. APTIC paid ordinary dividends to TPG totaling $3.2 million and $2.5 million in the years ended December 31, 1998 and 1997, respectively.

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

Pursuant to the Runoff Support Agreement (see Note 16), the Company has agreed that, in the event that Allstate makes a payment contemplated by the Allstate Support Agreements or the Runoff Support Agreement, Allstate will have the right to receive preferred stock of TPG or PMI with a liquidation preference equal to the amount of such payment. Such preferred stock will rank senior in right of payment to the issuer's common stock and, so long as such preferred stock is outstanding, the issuer thereof will be prohibited from paying any dividends or making any other distributions on its common stock.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

Equity Incentive Plan and Directors Plan - During 1998, the Company amended and restated The PMI Group, Inc. Equity Incentive Plan ("Equity Incentive Plan") and The PMI Group, Inc. Stock Plan for Non-Employee Directors ("Directors Plan"). Pursuant to such plans, an aggregate of 1,500,000 shares of common stock was reserved for issuance to directors, officers, and employees of TPG and its subsidiaries. The Equity Incentive Plan provides for awards of both non-qualified stock options and incentive stock options, stock appreciation rights, restricted stock subject to forfeiture and restrictions on transfer, and performance awards entitling the recipient to receive cash or common stock in the future following the attainment of performance goals determined by the Board of Directors. Generally, options are granted with an exercise price equal to the market value on the date of grant, expire ten years from the date of grant and have a three-year vesting period. The Directors Plan provides that each director who is not an employee of the Company or its subsidiaries will receive an annual grant of up to 300 shares of common stock and will receive stock options for 1,500 shares annually, after an initial option of up to 3,000 shares. The shares will be granted on June 1 of each year or as soon as administratively practicable after each anniversary of the director's commencement of service.

The following is a summary of activity in the Equity Incentive Plan and the Directors Plan during 1998 and 1997:

                                                1998                                     1997
-----------------------------------------------------------------------------------------------------------
                                                      Weighted                                 Weighted
                                         Shares        Average                   Shares         Average
                                     Under Option   Exercise Price            Under Option   Exercise Price
                                ------------------ ---------------          --------------- ---------------
Options outstanding at
    beginning of year                    616,388     $    42.30                  538,604     $    36.40
Options granted                          366,650          71.04                  206,310          54.61
Options exercised                        (51,928)         35.67                  (92,653)         34.33
Options forfeited                        (21,356)         64.21                  (35,873)         43.19
                                ---------------------------------------------------------------------------
Outstanding at end of year               909,754     $    53.75                  616,388     $    42.30
                                ===========================================================================

Exercisable at year end                  402,978     $    39.07                  230,331     $    35.28
Reserved for future grants               398,145              -                  743,439              -
-----------------------------------------------------------------------------------------------------------

Note: The weighted average remaining contractual life of shares under option was
8.0 years (for an exercise price between $32.14 and $76.25) in 1998 and 8.0 years ($32.14 and $67.97) in 1997.
================================================================================

In addition, in February 1999, the Equity Incentive Plan was amended and restated, subject to shareholder approval, to reserve an additional 1,500,000 shares for issuance.

As discussed in Note 2, the Company accounts for stock-based compensation under APB No. 25 and its related interpretations. SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro-forma net income and earnings per share had the Company adopted the fair value method as of the beginning of fiscal year 1995. The fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0.26% and 0.28% for the 1998 options, 0.29% to 0.37% for the 1997 options, and 0.35% to 0.44% for the 1996 options; expected volatility range of 21.92% and 23.15% for the 1998 options, 20.61% to 21.90% for the 1997 options and 21.08% to 23.12% for the 1996 options; risk-free interest rates of 5.45% and 5.58% for the 1998 options, 6.06%, 6.43%, 6.36%, 6.18% and
5.86% for the 1997 options and 5.40%, 5.83%, 6.51%, 6.53% and 6.54% for the 1996
options; and an expected life of four years following the vesting. Forfeitures are recognized as they occur.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

If the computed fair values of the 1998, 1997 and 1996 awards had been amortized to expense over the vesting period of the awards, the Company's net income, basic net income per share and diluted net income per share would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share amounts)               1998               1997              1996
-----------------------------------------------  -----------------  ----------------  -------------
Net income:                       As reported    $       190,360    $      175,309    $      157,918
                                  Pro-forma              187,776           174,487           157,663

Basic earnings per share:         As reported    $          6.06    $         5.25    $         4.52
                                  Pro-forma                 5.98              5.23              4.51

Diluted earnings per share:       As reported    $          6.04    $         5.23    $         4.51
                                  Pro-forma                 5.95              5.21              4.50

NOTE 14.  STATUTORY ACCOUNTING

The Company's insurance subsidiaries prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by their respective state's Department of Insurance, which is a comprehensive basis of accounting other than GAAP. The principles used in determining statutory financial amounts differ from GAAP primarily for the following reasons:

         Under statutory accounting practices, mortgage guaranty insurance companies are required to establish each year a contingency reserve equal to 50% of premiums earned in such year. Such amount must be maintained in the contingency reserve for 10 years after which time it is released to unassigned surplus. Prior to 10 years, the contingency reserve may be reduced with regulatory approval to the extent that losses in any calendar year exceed 35% of earned premiums for such year. Under GAAP, the contingency reserve is not permitted.

         Under statutory accounting practices, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, these costs are deferred and amortized over 24 months. (See Note 5, "Deferred Acquisition Costs.")

         Statutory financial statements only include a provision for current income taxes due, and purchases of tax and loss bonds are accounted for as investments. GAAP financial statements provide for deferred income taxes including the purchase of tax and loss bonds, which are recorded as a deferral of the income tax provision.

         Under statutory accounting practices, certain assets, designated as nonadmitted assets, are charged directly against statutory surplus. Such assets are reflected on the GAAP financial statements.

         Under statutory accounting practices, fixed maturity investments in good standing are valued at amortized cost. Under GAAP, those investments which the Company does not have the ability or intent to hold to maturity are considered to be available for sale and are recorded at market, with the unrealized gain or loss recognized, net of tax, as an increase or decrease to accumulated other comprehensive income.

The statutory net income, statutory surplus and contingency reserve liability of PMI as of and for the years ended December 31 are as follows:

(In thousands)                          1998           1997          1996
----------------------------------------------------------------------------
Statutory net income                 $   214,040    $  227,148    $ 202,584
                                     ---------------------------------------
Statutory surplus                    $   165,459    $  274,864    $ 313,635
                                     ---------------------------------------
Contingency reserve liability        $ 1,028,440    $  839,478    $ 674,841
                                     ---------------------------------------

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

The differences between the statutory net income and equity presented above for PMI and the consolidated net income and equity presented on a GAAP basis primarily represent the differences between GAAP and statutory accounting practices as well as the results of operations and equity of other Company subsidiaries.


NOTE 15.  BUSINESS SEGMENTS

The Company's reportable operating segments include Mortgage Guaranty Insurance and Title Insurance. The Mortgage Guaranty Insurance segment includes PMI, PMG, RGC and Residential Insurance Co. The Title Insurance segment consists of the results for APTIC. The Other segment includes TPG, MSC, PCI, and SEC. Key products for each of the reportable segments are disclosed in Note 2, "Business and Summary of Significant Accounting Policies." The Other segment includes the income and expenses of the holding company, the results from the business of contract underwriting and software licensing, and the activity of an inactive broker-dealer.

The accounting policies of the segments are the same as disclosed in Note 2, "Business and Summary of Significant Accounting Policies." Intersegment transactions are not significant. The Company evaluates performance primarily based on segment net income.

The following tables present information about reported segment income (loss) and segment assets for the periods indicated.

                                                   Mortgage
1998                                               Guaranty        Title                     Intersegment   Consolidated
(in thousands)                                     Insurance     Insurance        Other       Adjustments       Total
----------------------------------------------------------------------------------------------------------------------------------
Premiums earned                                   $  411,922     $   79,304     $        -     $        -     $  491,226
                                                 ===========    ===========    ===========    ===========    ===========
Net underwriting income (expenses)
  before tax-external customers                   $  172,414     $    9,606     $   (9,049)    $        -     $  172,971
Investment and other income                           97,989          1,427          6,676              -        106,092
Equity in earnings of affiliates                           -              -            392          2,833          3,225
Interest expense                                          (3)             -         (7,026)             -         (7,029)
Distributions on preferred capital securities              -              -         (8,311)             -         (8,311)
                                                 -----------    -----------    -----------    -----------    -----------
  Income (loss) before income tax expense            270,400         11,033        (17,318)         2,833        266,948
Income tax expense (benefit)                          78,732          4,182         (6,326)             -         76,588
                                                 -----------    -----------    -----------    -----------    -----------
Net income (loss)                                 $  191,668     $    6,851     $  (10,992)    $    2,833     $  190,360
                                                 ===========    ===========    ===========    ===========    ===========

  Total assets                                    $1,643,482     $   42,165     $   92,223     $        -     $1,777,870
                                                 ===========    ===========    ===========    ===========    ===========
----------------------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

                                                   Mortgage
1997                                               Guaranty        Title                     Intersegment   Consolidated
(in thousands)                                     Insurance     Insurance        Other       Adjustments       Total
----------------------------------------------------------------------------------------------------------------------------------
Premiums earned                                   $  394,010     $   59,938     $        -     $        -     $  453,948
                                                 ===========    ===========    ===========    ===========    ===========
Net underwriting income (expenses)
  before tax-external customers                   $  159,360     $    4,992     $   (9,906)    $        -     $  154,446
Investment and other income                           93,625          1,257          6,467              -        101,349
Equity in earnings of affiliates                           -              -              -          1,455          1,455
Interest expense                                           -              -         (6,766)             -         (6,766)
Distributions on preferred capital securities              -              -         (7,617)             -         (7,617)
                                                 -----------    -----------    -----------    -----------    -----------
  Income (loss) before income tax expense            252,985          6,249        (17,822)         1,455        242,867
Income tax expense (benefit)                          72,099          2,218         (6,759)             -         67,558
                                                 -----------    -----------    -----------    -----------    -----------
Net income (loss)                                 $  180,886     $    4,031     $  (11,063)    $    1,455     $  175,309
                                                 ===========    ===========    ===========    ===========    ===========

  Total assets                                    $1,503,596     $   37,050     $  145,957     $        -     $1,686,603
                                                 ===========    ===========    ===========    ===========    ===========
----------------------------------------------------------------------------------------------------------------------------------

                                                   Mortgage
1996                                               Guaranty        Title                     Intersegment   Consolidated
(in thousands)                                     Insurance     Insurance        Other       Adjustments       Total
----------------------------------------------------------------------------------------------------------------------------------
Premiums earned                                   $  359,527     $   53,211     $        -     $        -     $  412,738
                                                 ===========    ===========    ===========    ===========    ===========
Net underwriting income (expenses)
  before tax-external customers                   $  144,189     $    3,433     $   (7,035)    $        -     $  140,587
Investment and other income                           78,365          1,162          2,707              -         82,234
Equity in earnings of affiliates                           -              -              -            192            192
Interest expense                                           -              -           (907)             -           (907)
                                                 -----------    -----------    -----------    -----------    -----------
  Income (loss) before income tax expense            222,554          4,595         (5,235)           192        222,106
Income tax expense (benefit)                          63,113          1,591           (516)             -         64,188
                                                 -----------    -----------    -----------    -----------    -----------
Net income (loss)                                 $  159,441     $    3,004     $   (4,719)    $      192     $  157,918
                                                 ===========    ===========    ===========    ===========    ===========

  Total assets                                    $1,369,166     $   33,408     $  107,345     $        -     $1,509,919
                                                 ===========    ===========    ===========    ===========    ===========
----------------------------------------------------------------------------------------------------------------------------------

The Company did not have any major customers that accounted for more than 10% of its consolidated revenues for any of the years presented.

The Company does not have any material revenues and assets attributed to or located outside the United States.


NOTE 16.  CAPITAL SUPPORT AGREEMENTS

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

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

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

On June 6, 1996, a CMG Capital Support Agreement was executed by PMI and CMIC whereby both parties agreed to contribute funds, subject to certain limitations, so as to maintain CMG's risk-to-capital ratio at or below 18.0 to 1. In addition, the agreement specifies that under certain circumstances, PMI and CMIC will each contribute up to an additional $4.4 million to CMG, over and above obligations, net of prior contributions, of $0.9 million each, agreed to in a shareholder agreement dated September 30, 1998. At December 31, 1998 CMG's risk-to-capital ratio was 15.8 to 1.


NOTE 17.  QUARTERLY RESULTS (UNAUDITED)

                               First Quarter            Second Quarter          Third Quarter           Fourth Quarter
                              ----------------         ---------------         ---------------         ---------------
                              1998        1997         1998       1997         1998       1997         1998       1997
--------------------------------------------------------------------------------------------------------------------------
                                        (In thousands, except per share amounts)
Revenues                   $  150,634 $  147,546   $   147,469 $  132,909  $  167,409 $   141,204  $  155,397 $   142,988
                           ===============================================================================================
Net income                 $   45,768 $   49,172   $    46,787 $   42,279  $   53,728 $    41,913  $   44,077 $    41,945
                           ===============================================================================================
Basic EPS                  $     1.41 $     1.44   $      1.47 $     1.26  $     1.74 $      1.26  $     1.45 $      1.29
                           ===============================================================================================
Diluted EPS                $     1.40 $     1.43   $      1.46 $     1.25  $     1.73 $      1.26  $     1.45 $      1.28
                           ===============================================================================================
Diluted operating EPS *    $     1.24 $     1.09   $      1.41 $     1.24  $     1.43 $      1.25  $     1.45 $      1.27
                           ===============================================================================================

* Diluted operating earnings per share represents diluted earnings per share excluding realized capital gains and their related income tax effect.

Earnings per share is computed independently for the quarters presented. Therefore, the sum of the quarterly earnings per share amounts may not equal the total computed for the year.

R e p o r t  o f                              R e p o r t  o f
M a n a g e m e n t                           I n d e p e n d e n t
                                              A u d i t o r s

                                              To the Board Of Directors and Shareholders
To the Shareholders of The PMI Group, Inc.    of The PMI Group, Inc.

The consolidated financial statements of      We have audited the accompanying
The PMI Group, Inc. and subsidiaries have     consolidated balance sheets of The PMI
been prepared by management and have been     Group, Inc. and subsidiaries ("Company")
audited by the Company's independent          as of December 31, 1998 and 1997, and the
auditors, Deloitte & Touche LLP, whose        related consolidated statements of
report appears on this page.  Management      operations, shareholders' equity and cash
is responsible for the consolidated           flows for each of the three years in the
financial statements, which have been         period ended December 31, 1998.  These
prepared in conformity with generally         consolidated financial statements are the
accepted accounting principles and include    responsibility of the Company's
amounts based on management's judgments.      management.  Our responsibility is to
                                              express an opinion on these consolidated
Management is also responsible for            financial statements based on our audits.
maintaining internal control systems
designed to provide reasonable assurance,     We conducted our audits in accordance with
at appropriate cost, that assets are          generally accepted auditing standards.
safeguarded and that transactions are         Those standards require that we plan and
executed and recorded in accordance with      perform the audit to obtain reasonable
established policies and procedures.  The     assurance about whether the consolidated
Company's systems are under continuing        financial statements are free of material
review and are supported by, among other      misstatement.  An audit includes
things, business conduct and other written    examining, on a test basis, evidence
guidelines, an internal audit function and    supporting the amounts and disclosures in
the selection and training of qualified       the consolidated financial statements. An
personnel.                                    audit also includes assessing the
                                              accounting principles used and significant
The Board of Directors, through its Audit     estimates made by management, as well as
Committee, oversees management's financial    evaluating the overall financial statement
reporting responsibilities.  The Audit        presentation.  We believe that our audits
Committee meets regularly with the            provide a reasonable basis for our opinion.
independent auditors, representatives of
management and the internal auditors to       In our opinion, such consolidated
discuss and make inquiries into their         financial statements present fairly, in
activities.  Both the independent auditors    all material respects, the financial
and the internal auditors have free access    position of The PMI Group, Inc. and
to the Audit Committee, with and without      subsidiaries as of December 31, 1998 and
management representatives in attendance.     1997, and the results of their operations
                                              and their cash flows for each of the three
                                              years in the period ended December 31,
                                              1998, in conformity with generally
W. Roger Haughton                             accepted accounting principles.
Chairman and Chief Executive Officer



John M. Lorenzen, Jr.                         Deloitte & Touche LLP
Executive Vice President and Chief            San Francisco, California
 Financial Officer                            January 20, 1999
January 20, 1999




Ten Year Summary of Financial and Operating Data (Dollars in thousands, except per share data or otherwise noted)

                                                                    1998          1997         1996          1995          1994
                                                               ------------- ------------- ------------  ------------  ------------
Summary of Consolidated Operations:

Net premiums written                                           $    489,100  $    432,052  $   403,020   $   314,021   $   277,747
                                                               ============= ============= ============  ============  ============
Premiums earned                                                $    491,226  $    453,948  $   412,738   $   328,756   $   296,345
Investment income, less investment expense                           84,681        83,136       67,442        62,041        56,774
Realized capital gains, net                                          24,636        19,584       14,296        11,934         3,064
Other income                                                         20,366         7,979        6,948         2,309         3,802
                                                               ------------- ------------- ------------  ------------  ------------
Total revenues                                                      620,909       564,647      501,424       405,040       359,985
Total losses and expenses(1)                                        353,961       321,780      279,318       224,499       221,434
                                                               ------------- ------------- ------------  ------------  ------------
Income from continuing operations before taxes                      266,948       242,867      222,106       180,541       138,551
Income (loss) from discontinued operations                                -             -            -             -             -
Income tax expense (benefit)(2)                                      76,588        67,558       64,188        45,310        32,419
                                                               ------------- ------------- ------------  ------------  ------------
Net income                                                     $    190,360  $    175,309  $   157,918   $   135,231   $   106,132
                                                               ============= ============= ============  ============  ============

Mortgage Insurance Operating Ratios:

Loss ratio                                                             32.8%         38.2%        41.9%         38.5%         40.5%
Expense ratio                                                          25.5%         22.7%        18.4%         24.9%         30.1%
                                                               ------------- ------------- ------------  ------------  ------------
Combined ratio                                                         58.3%         60.9%        60.3%         63.4%         70.6%
                                                               ============= ============= ============  ============  ============

Consolidated Balance Sheet Data:

Total assets                                                   $  1,777,870  $  1,686,603  $ 1,509,919   $ 1,304,440   $ 1,097,421
Reserve for losses and loss adjustment expenses                $    215,259  $    202,387  $   199,774   $   192,087   $   173,885
Long-term debt                                                 $     99,476  $     99,409  $    99,342   $         -   $         -
Preferred capital securities of subsidiary trust               $     99,040  $     99,006  $         -   $         -   $         -
Shareholders' equity                                           $  1,097,515  $  1,061,180  $   986,862   $   870,503   $   687,178

Per Share Data:

Net income
Basic                                                          $       6.06  $       5.25  $      4.52   $      3.86   $      3.03
Diluted(3)                                                     $       6.04  $       5.23  $      4.51   $      3.85   $      3.03
Shareholders' equity                                           $      36.25  $      32.69  $     28.60   $     24.87   $     19.63
Cash dividends declared                                        $       0.20  $       0.20  $      0.20   $      0.15   $         -

PMI Operating and Statutory Data:

Number of policies in force                                         714,210       698,831      700,084       657,800       612,806
Default rate                                                           2.31%         2.38%        2.19%         1.98%         1.88%
Persistency                                                            68.0%         80.8%        83.3%         86.4%         83.6%
Direct primary insurance in force (in millions)                $     80,682  $     77,787  $    77,312   $    71,430   $    65,982
Direct primary risk in force (in millions)                     $     19,324  $     18,092  $    17,336   $    15,130   $    13,243
Statutory capital                                              $  1,193,699  $  1,114,342  $   988,475   $   824,156   $   659,402
Risk-to-capital ratio                                                14.9:1        14.6:1       15.9:1        15.8:1        17.7:1
New insurance written (NIW)                                    $ 27,820,065  $ 15,307,147  $17,882,702   $14,459,260   $18,441,612
Policies issued                                                     211,161       119,190      142,900       119,631       156,055
NIW market share                                                       14.8%         12.7%        14.1%         13.2%         14.0%






Ten Year Summary of Financial and Operating Data (Continued)
(Dollars in thousands, except per share data or otherwise noted)

                                                                    1993          1992         1991          1990          1989
                                                               ------------- ------------- ------------  ------------  ------------
Summary of Consolidated Operations:

Net premiums written                                           $   291,089   $   208,602   $  143,305    $  120,532    $  102,940
                                                               ============= ============= ============  ============  ============
Premiums earned                                                $   268,554   $   173,039   $  120,195    $  101,913    $   91,447
Investment income, less investment expense                          45,733        40,847       40,402        38,261        35,943
Realized capital gains, net                                          1,229           686        1,335          (524)         (437)
Other income                                                             -             -            -             -             -
                                                               ------------- ------------- ------------  ------------  ------------
Total revenues                                                     315,516       214,572      161,932       139,650       126,953
Total losses and expenses(1)                                       202,543       119,912       39,879        78,979        86,572
                                                               ------------- ------------- ------------  ------------  ------------
Income from continuing operations before taxes                     112,973        94,660      122,053        60,671        40,381
Income (loss) from discontinued operations                         (28,863)        6,726        3,709         1,562           974
Income tax expense (benefit)(2)                                     24,305       (10,911)      69,661         9,649         2,535
                                                               ------------- ------------- ------------  ------------  ------------
Net income                                                     $    59,805   $   112,297   $   56,101    $   52,584    $   38,820
                                                               ============= ============= ============  ============  ============

Mortgage Insurance Operating Ratios:

Loss ratio                                                            41.4%         33.2%         3.1%         47.4%         61.8%
Expense ratio                                                         28.2%         27.0%        25.3%         25.5%         29.2%
                                                               ------------- ------------- ------------  ------------  ------------
Combined ratio                                                        69.6%         60.2%        28.4%         72.9%         91.0%
                                                               ============= ============= ============  ============  ============

Consolidated Balance Sheet Data:

Total assets                                                   $  985,129    $  815,136    $ 663,215     $ 569,550     $ 493,853
Reserve for losses and loss adjustment expenses                $  135,471    $   94,002    $  78,045     $ 115,805     $ 125,210
Long-term debt                                                 $        -    $        -    $       -     $       -     $       -
Preferred capital securities of subsidiary trust               $        -    $        -    $       -     $       -     $       -
Shareholders' equity                                           $  575,300    $  513,583    $ 399,489     $ 338,632     $ 286,591

Per Share Data:

Net income
Basic                                                          $     1.71    $     3.21    $    1.60     $    1.50     $    1.11
Diluted(3)                                                     $     1.71    $     3.21    $    1.60     $    1.50     $    1.11
Shareholders' equity                                           $    16.44    $    14.67    $   11.41     $    9.68     $    8.19
Cash dividends declared                                        $        -    $        -    $       -     $       -     $       -

PMI Operating and Statutory Data:

Number of policies in force                                       543,924       428,745      347,232       313,035       300,429
Default rate                                                         1.81%         2.03%        2.38%         2.38%         2.46%
Persistency                                                          70.0%         74.6%        85.2%         86.5%         85.9%
Direct primary insurance in force (in millions)               $    56,991   $    43,698  $    31,982   $    26,938   $    24,448
Direct primary risk in force (in millions)                    $    11,267   $     8,676  $     6,481   $     5,554   $     5,152
Statutory capital                                             $   494,621   $   456,931  $   372,568   $   314,037   $   272,687
Risk-to-capital ratio                                              20.8:1        19.0:1       18.8:1        18.6:1        19.5:1
New insurance written (NIW)                                   $25,469,907   $19,463,000  $ 8,663,000   $ 5,795,000   $ 5,117,000
Policies issued                                                   207,356       161,893       75,095        49,943        45,134
NIW market share                                                     18.6%         19.4%        15.9%         14.9%         13.7%



(1) In 1991, the Company significantly revised its estimate for losses and loss adjustment expense, reducing total losses by $42.1 million and the loss ratio by 35 percentage points, and increasing income from continuing operations by $27.8 million.

(2) During 1991, the Company increased its tax liabilities and income tax expense by $40.9 million in light of an unfavorable judgment by the U.S. Tax Court. In 1992, the 1991 judgment was overturned, and the Company re-evaluated its tax balances and reduced its tax liabilities and income tax expense by $30.9 million.

(3) Diluted earnings per share per Statement of Financial Accounting Standards No. 128, "Earnings per Share."