Form 10-K, Exhibit 13
period 1999-12-31
PMI GROUP INC
filed 2000-03-30
CIK 935724

                                                                    EXHIBIT 13.1
Item 6. Selected Financial Data

Eleven Year Summary of Financial and Operating Data
(Dollars in thousands, except per share data or otherwise noted)

                                                1999          1998          1997          1996          1995          1994
                                                ----          ----          ----          ----          ----          ----
Summary of Consolidated Operations:
  Net premiums written ...................  $   571,253   $   489,100   $   432,052   $   403,020   $   314,021   $   277,747
                                            ===========   ===========   ===========   ===========   ===========   ===========
  Premiums earned ........................  $   558,623   $   491,226   $   453,948   $   412,738   $   328,756   $   296,345
  Investment income, less
    investment expense ...................       95,142        84,681        83,136        67,442        62,041        56,774
  Realized capital gains, net ............          509        24,636        19,584        14,296        11,934         3,064
  Other income ...........................       15,850        20,366         7,979         6,948         2,309         3,802
                                            -----------   -----------   -----------   -----------   -----------   -----------
  Total revenues .........................      670,124       620,909       564,647       501,424       405,040       359,985
  Total losses and expenses (1) ..........      380,038       353,961       321,780       279,318       224,499       221,434
                                            -----------   -----------   -----------   -----------   -----------   -----------
  Income from continuing
    operations before taxes ..............      290,086       266,948       242,867       222,106       180,541       138,551
  Income (loss) from
    discontinued operations ..............         --            --            --            --            --            --
  Income tax expense (benefit) (2) .......       85,620        76,588        67,558        64,188        45,310        32,419
                                            -----------   -----------   -----------   -----------   -----------   -----------
  Net income .............................  $   204,466   $   190,360   $   175,309   $   157,918   $   135,231   $   106,132
                                            ===========   ===========   ===========   ===========   ===========   ===========
U.S. Mortgage Insurance Operating Ratios:
  Loss ratio .............................         24.7%         32.8%         38.2%         41.9%         38.5%         40.5%
  Expense ratio ..........................         29.2%         25.5%         22.7%         18.4%         24.9%         30.1%
                                            -----------   -----------   -----------   -----------   -----------   -----------
  Combined ratio .........................         53.9%         58.3%         60.9%         60.3%         63.4%         70.6%
                                            ===========   ===========   ===========   ===========   ===========   ===========
Consolidated Balance Sheet Data:
  Total assets ...........................  $ 2,101,762   $ 1,777,870   $ 1,686,603   $ 1,509,919   $ 1,304,440   $ 1,097,421
  Reserve for losses and loss
    adjustment expenses ..................  $   282,000   $   215,259   $   202,387   $   199,774   $   192,087   $   173,885
  Long-term debt .........................  $   145,367   $    99,476   $    99,409   $    99,342   $      --     $      --
  Preferred capital securities
    of subsidiary trust ..................  $    99,075   $    99,040   $    99,006   $      --     $      --     $      --
  Shareholders' equity ...................  $ 1,217,268   $ 1,097,515   $ 1,061,180   $   986,862   $   870,503   $   687,178
  Shares Outstanding (thousands)..........       44,702        45,418        48,692        51,765        52,515        52,500

Per Share Data:
  Net income
     Operating ...........................  $      4.51   $      3.69   $      3.23   $      2.83   $      2.43   $      1.98
     Basic ...............................  $      4.55   $      4.04   $      3.50   $      3.01   $      2.58   $      2.02
     Diluted (3) .........................  $      4.52   $      4.02   $      3.49   $      3.00   $      2.57   $      2.02
  Shareholders' equity ...................  $     27.23   $     24.16   $     21.79   $     19.06   $     16.58   $     13.09
  Price/Earnings Ratio (4) ...............         10.8           8.9          14.9          13.0          12.5            --
  Stock Price(5):  Close .................     48 13/16      32 59/64       48 13/64     36 59/64      30 11/64            --
                   High ..................     55 1/2        57             49 21/64     40            35 43/64            --
                   Low ...................     26 43/64      22             31 53/64     26 37/64      24
  Cash dividends declared ................  $      0.14   $      0.13   $      0.13   $      0.13   $      0.10   $      --

PMI Operating and Statutory Data:
  Number of policies in force ............      749,985       714,210       698,831       700,084       657,800       612,806
  Default rate ...........................         2.12%         2.31%         2.38%         2.19%         1.98%         1.88%
  Persistency ............................         71.9%         68.0%         80.8%         83.3%         86.4%         83.6%
  Direct primary insurance
    in force (in millions) ...............  $    86,729   $    80,682   $    77,787   $    77,312   $    71,430   $    65,982
  Direct primary risk in force
    (in millions) ........................  $    21,159   $    19,324   $    18,092   $    17,336   $    15,130   $    13,243
  Statutory capital ......................  $ 1,372,273   $ 1,193,899   $ 1,114,342   $   988,475   $   824,156   $   659,402
  Risk-to-capital ratio ..................       14.8:1        14.9:1        14.6:1        15.9:1        15.8:1        17.7:1
  New insurance written (NIW) ............  $28,732,505   $27,820,065   $15,307,147   $17,882,702   $14,459,260   $18,441,612
  Policies issued ........................      219,038       211,161       119,190       142,900       119,631       156,055
  Return on Equity .......................         18.5%         19.0%         18.3%         17.8%         18.1%         17.3%
  Tax Rate ...............................         29.5%         28.7%         27.8%         28.9%         25.1%         23.4%
  NIW market share .......................         16.3%         14.8%         12.7%         14.1%         13.2%         14.0%

Total PMI Employees ......................        1,113         1,016           916           586           578           586

                                                 1993            1992          1991          1990           1989
                                                 ----            ----          ----          ----           ----
Summary of Consolidated Operations:
  Net premiums written ...................  $    291,089    $    208,602    $  143,305   $   120,532    $   102,940
                                            ============    ============    ==========   ===========    ===========
  Premiums earned ........................  $    268,554    $    173,039    $  120,195   $   101,913    $    91,447
  Investment income, less
    investment expense ...................        45,733          40,847        40,402        38,261         35,943
  Realized capital gains, net ............         1,229             686         1,335          (524)          (437)
  Other income ...........................          --              --            --            --             --
                                            ------------    ------------    ----------   -----------    -----------
  Total revenues .........................       315,516         214,572       161,932       139,650        126,953
  Total losses and expenses (1) ..........       202,543         119,912        39,879        78,979         86,572
                                            ------------    ------------    ----------   -----------    -----------
  Income from continuing
    operations before taxes ..............       112,973          94,660       122,053        60,671         40,381
  Income (loss) from
    discontinued operations ..............       (28,863)          6,726         3,709         1,562            974
  Income tax expense (benefit) (2) .......        24,305         (10,911)       69,661         9,649          2,535
                                            ------------    ------------    ----------   -----------    -----------
  Net income .............................  $     59,805    $    112,297    $   56,101   $    52,584    $    38,820
                                            ============    ============    ==========   ===========    ===========
U.S. Mortgage Insurance Operating Ratios:
  Loss ratio .............................          41.4%           33.2%          3.1%         47.4%          61.8%
  Expense ratio ..........................          28.2%           27.0%         25.3%         25.5%          29.2%
                                            ------------    ------------    ----------   -----------    -----------
  Combined ratio .........................          69.6%           60.2%         28.4%         72.9%          91.0%
                                            ============    ============    ==========   ===========    ===========
Consolidated Balance Sheet Data:
  Total assets ...........................  $    985,129    $    815,136    $  663,215   $   569,550    $   493,853
  Reserve for losses and loss
    adjustment expenses ..................  $    135,471    $     94,002    $   78,045   $   115,805    $   125,210
  Long-term debt .........................  $       --      $       --      $     --     $      --      $      --
  Preferred capital securities
    of subsidiary trust ..................  $       --      $       --      $     --     $      --      $      --
  Shareholders' equity ...................  $    575,300    $    513,583    $  399,489   $   338,632    $   286,591
  Shares Outstanding .....................  $     52,500    $     52,500    $   52,500   $    52,500    $    52,500

Per Share Data:
  Net income
     Operating ...........................  $       1.12    $       2.13    $     1.05   $      1.01    $      0.74
     Basic ...............................  $       1.14    $       2.14    $     1.07   $      1.00    $      0.74
     Diluted (3) .........................  $       1.14    $       2.14    $     1.07   $      1.00    $      0.74
  Shareholders' equity ...................  $      10.96    $       9.78    $     7.61   $      6.45    $      5.46
  Price/Earnings Ratio (4) ...............  $       --      $       --      $     --     $      --      $      --
  Stock Price(5):  Close .................  $       --      $       --      $     --     $      --      $      --
                   High ..................  $       --      $       --      $     --     $      --      $      --
                   Low ...................  $       --      $       --      $     --     $      --      $      --
  Cash dividends declared ................  $       --      $       --      $     --     $      --      $      --

PMI Operating and Statutory Data:
  Number of policies in force ............       543,924         428,745       347,232       313,035        300,429
  Default rate ...........................          1.81%           2.03%         2.38%         2.38%          2.46%
  Persistency ............................          70.0%           74.6%         85.2%         86.5%          85.9%
  Direct primary insurance
    in force (in millions) ...............  $     56,991    $     43,698    $   31,982   $    26,938    $    24,448
  Direct primary risk in force
    (in millions) ........................  $     11,267    $      8,676    $    6,481   $     5,554    $     5,152
  Statutory capital ......................  $    494,621    $    456,931    $  372,568   $   314,037    $   272,687
  Risk-to-capital ratio ..................        20.8:1          19.0:1        18.8:1        18.6:1         19.5:1
  New insurance written (NIW) ............  $ 25,469,907    $ 19,463,000    $8,663,000   $ 5,795,000    $ 5,117,000
  Policies issued ........................       207,356         161,893        75,095        49,943         45,134
  Return on Equity .......................          11.0%           24.6%         15.2%         16.8%          13.5%
  Tax Rate ...............................          21.5%          -11.5%         57.1%         15.9%           6.3%
  NIW market share .......................          18.6%           19.4%         15.9%         14.9%          13.7%

Total PMI Employees ......................           632             529           410           400            379

(1) In 1991, the Company significantly revised its estimate for losses and loss adjustment expense, reducing total losses by $42.1 million and the loss ratio by 35 percentage points, and increasing income from continuing operations by $27.8 million

(2) During 1991, the Company increased its tax liabilities and income tax expense by $40.9 million in light of an unfavorable judgment by the U. S. Tax Court. In 1992, the 1991 judgement was overturned, and the Company re-evaluated its tax balances and reduced its tax liabilities and income tax expense by $30.9 million.

(3) Diluted earning per share per Statement of Financial Accounting Standards No. 128. "Earnings per Share

(4) Based on closed price as of 12/31 on trailing twelve month operating.

(5) Close price as of 12/31. High and Low price for trailing twelve month period adjusted for 3-for-2 stock split.

(6) Dividends adjusted to reflect 3-for-2 stock split.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Cautionary Statement

Certain written and oral statements made or incorporated by reference from time to time by the Company or its representatives in this document, other documents filed with the Securities and Exchange Commission, press releases, conferences, or otherwise that are not historical facts, or are preceded by, followed by or that include the words "believes", "expects", "anticipates", "estimates", or similar expressions, and that relate to future plans, events or performance are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include the following: (i) that statement that management believes this shift from refinance activity to purchase money generally increases the private mortgage insurance penetration rate; (ii) the statement that management anticipates that with stable to increasing interest rates, the refinancing trend will continue to decrease in 2000; (iii) the statement that management believes any increase in the maximum FHA loan amount could have an adverse effect on the competitive position of PMI and, consequently, could materially and adversely affect the Company's financial condition and results of operations; (iv) the statement that during 2000, management expects the percentage of PMI's risk related to risk-share programs, excluding pool risk, to continue to increase as a percentage of total risk; (v) the statement that management is uncertain about the amount of new pool risk that will be written in 2000, but believes total new 2000 pool risk will be less than in 1999; (vi) the statement that management expected the Fannie Mae and Freddie Mac reduction in mortgage insurance coverage requirements would have negatively impacted the growth rate of direct risk in force; however, PMI's percentage of insurance in force with higher coverage percentages continues to increase as mortgage lenders and investors continue to prefer MI policies with higher coverage percentages; (vii) the statement that management anticipates that the percentage of new insurance written ("NIW") subject to captive mortgage reinsurance agreements and other risk-share programs will continue to increase in 2000 and beyond. In addition, the anticipated continued growth of captive reinsurance arrangements is expected to reduce the Company's net premiums written and net premiums earned; (viii) the statement that management anticipates the percentage of insurance in force with higher coverage percentages will continue to increase due to greater acceptance of this product by mortgage lenders and investors; (ix) the statement that although management expects that California should continue to account for a significant portion of total claims paid, management anticipates that with a continuing vibrant California economy, loss mitigation efforts and improved default reinstatement rates, California claims paid as a percentage of total claims paid should continue to decline; (x) the statement that management believes that PMI's total default rate could increase in 2000 due to the continued maturation of insurance in force; (xi) the statement that management anticipates that contract underwriting will continue to generate a significant, but decreasing percentage of PMI's NIW in 2000; and (xii) the statement that management expects international mortgage insurance operations to generate a greater percentage of consolidated net income in 2000 and beyond. When a forward-looking statement includes a statement of the assumptions or bases underlying the forward-looking statement, the Company cautions that, while it believes such assumptions or bases to be reasonable and makes them in good faith, assumed facts or bases almost always vary from actual results, and the difference between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, the Company or its management expresses an expectation or belief as to future results, such expectations or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. The Company's actual results may differ materially from those expressed in any forward-looking statements made by the Company. These forward-looking statements involve a number of risks or uncertainties including, but not limited to, the items addressed in the section captioned "Cautionary Statements and Investment Considerations" ("IC# 1-15") set forth below and other risks detailed from time to time in the Company's periodic filings with the Securities and Exchange Commission.

All forward-looking statements of the Company are qualified by and should be read in conjunction with such risk disclosure. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


RESULTS OF CONSOLIDATED OPERATIONS:

1999 versus 1998

Consolidated net income was $204.5 million in 1999, a 7.4% increase over 1998. The growth can be attributed to increases in premiums earned of 13.7%, net investment income of 12.4% and to a decrease in losses and loss adjustment expenses of 17.0%, partially offset by an increase in acquisition, underwriting and other operating expenses of 23.5% and a decrease in realized capital gains of $24.1 million. These results include the operations of PMI Mortgage Insurance Ltd. ("PMI Ltd.", see Footnote 3, "Acquisitions", of the Consolidated Financial Statements) from the acquisition date of August 6 through December 31, 1999, which contributed $6.7 million to net income. Diluted net earnings per share (including realized capital gains) increased by 12.4% to $4.52 in 1999. Excluding capital gains, diluted operating earnings per share increased by 22.2% to $4.51. Consolidated revenues in 1999 increased by 7.9% to $670.1 million.

U.S. Mortgage Insurance Operations

The Company's primary operating subsidiary, PMI Mortgage Insurance Co. ("PMI"), generated over 90% of consolidated net income, which was derived from mortgage guaranty insurance written in the United States. During 1999, PMI's new insurance written ("NIW") increased by 1.7% to $28.3 billion primarily as a result of the growth in volume of the private mortgage insurance industry and the increase in PMI's market share. During 1999, PMI wrote an additional $0.5 billion of seasoned insurance (mortgages insured over one year after the closing date) not included in NIW.

The private mortgage insurance industry, as reported by the industry's trade association, Mortgage Insurance Companies of America ("MICA"), experienced an increase in total new insurance written of 0.8% to a new record level of $188.9 billion. This increase was the result of the second highest year of total residential mortgage originations, estimated at $1.3 trillion compared with $1.5 trillion in 1998 (Source: Inside Mortgage Finance). Total mortgage originations were driven primarily by continued low interest rates in the first half of the year. During the second half of the year, interest rates began to rise, which decreased refinance activity and increased the percentage of "purchase money" originations. This shift from refinance activity to purchase money generally increases the private mortgage insurance penetration rate (the percent of total mortgage originations insured by MICA). MICA's penetration rate increased to 14.7% in 1999 from 12.4% in 1998. Management anticipates that with stable to increasing interest rates, the refinancing trend will continue to decrease in 2000. The increase in new insurance written was partially offset by decline in the private mortgage insurance companies' market share to 52.4% of the total low
downpayment market (insurable loans) from 56.3% in 1998.   Management believes
the decrease resulted in part from the increase in the maximum individual loan amount the FHA can insure. Any increase in the maximum FHA loan amount could have an adverse effect on the competitive position of PMI and, consequently, could materially and adversely affect the Company's financial condition and results of operations.

PMI's market share of NIW increased to 15.0% in 1999 from 14.8% in 1998 (Source:
Inside Mortgage Finance). On a combined basis with CMG Mortgage Insurance Company ("CMG"), market share increased to 16.3% in 1999 compared with 16.1% in 1998. The increases in market share were primarily due to the acceptance by its customers of PMI's value added, risk sharing and GSE pool products. GSE pool risk in force totaled $681.4 million and $450.0 million as of December 31, 1999 and 1998, respectively. Primary risk in force under risk-share programs with PMI's customers, excluding pool insurance, represented 20.2% of total risk in force at December 31, 1999, compared with 10.2% at December 31, 1998. During 2000, management expects the percentage of PMI's risk related to risk-share programs, excluding pool risk, to continue to increase as a percent of total risk. Management is uncertain about the amount of new pool risk that will be written in 2000, but believes total new 2000 pool risk will be less than in 1999. Management expected the Fannie Mae and Freddie Mac reduction in mortgage insurance coverage requirements would have negatively impacted the growth rate of direct risk in force. However, PMI's percentage of insurance in force with higher coverage percentages continues to increase as mortgage lenders and investors continue to prefer MI policies with higher coverage percentages.

PMI's cancellations of insurance in force decreased by 10.8% to $22.2 billion in 1999 primarily due to the increase in interest rates during the second half of the year causing the decrease in refinancing activity. As a result of the decrease in policy cancellations, PMI's persistency rate increased to 71.9% as of December 31, 1999, compared with 68.0% as of December 31, 1998.

Insurance in force increased by 7.4% to $86.7 billion at December 31, 1999. On a combined basis with CMG, insurance in force grew by 9.0% to $92.5 billion at December 31, 1999. PMI's market share of combined insurance in force increased by 0.2 percentage points to 15.5% (Source: Inside Mortgage Finance). PMI's risk in force increased by 9.5% and, when combined with CMG, grew by 10.8% to $22.6 billion. The growth rate of risk in force is greater than insurance in force and is due to terminating policies being replaced by new policies with higher coverage percentages.

Consolidated U.S. mortgage insurance net premiums written (which includes net cessions and refunds) grew by 12.0% to $459.1 million in 1999. This increase was primarily due to the growth of risk in force of both primary and pool insurance and the continued shift to deeper coverage for primary insurance, the increase in the persistency rate and to the recapture agreement of the Old Pool business reinsured by Forestview Mortgage Insurance Company ("Forestview", see Footnote 7 "Reinsurance" of the Consolidated Financial Statements). The Forestview old pool risk in force was $1.4 billion at December 31, 1999. Refunded premiums decreased by 28.8% to $15.6 million as a result of the decrease in policy cancellations. Ceded premiums written increased by 32.5% to $22.3 million due to the increasing popularity and usage of captive reinsurance arrangements. Approximately 25% of new insurance written in 1999 was subject to captive mortgage reinsurance agreements. Management anticipates that the percent of NIW subject to captive mortgage reinsurance agreements and other risk-share programs will continue to increase in 2000 and beyond. In addition, the anticipated continued growth of captive reinsurance arrangements is expected to reduce the Company's net premiums written and net premiums earned. Mortgage insurance premiums earned increased 8.6% to $447.2 million in 1999 primarily due to the increase in premiums written, partially offset by an increase in unearned premiums related to Forestview.

As discussed above, the percentage of PMI's insurance in force with deeper coverage continued to increase despite new product offerings by Fannie Mae and Freddie Mac. Mortgages with original loan-to-value ratios greater than 95% and equal to or less than 97% ("97s") with 35% insurance coverage increased to 4.5% of risk in force as of December 31, 1999, from 2.9% as of December 31, 1998. Mortgages with original loan-to-value ratios greater than 90% and equal to or less than 95% ("95s") with 30% insurance coverage increased to 37.6% of risk in force as of December 31, 1999, from 34.4% as of December 31, 1998. Mortgages with original loan-to-value ratios greater than 85% and equal to or less than 90% ("90s") with 25% insurance coverage increased to 31.8% of risk in force as of December 31, 1999, compared with 29.2% as of December 31, 1998. Management anticipates the percentage of insurance in force with higher coverage percentages will continue to increase due to greater acceptance of this product by mortgage lenders and investors.

Mortgage insurance losses and loss adjustment expenses decreased 18.2% to $110.5 million in 1999 primarily due to the continuing improvement of the nationwide housing markets, particularly California, and the corresponding decrease in claim payments. Loans in default decreased by 3.8% to 15,893 at December 31, 1999. PMI's national default rate decreased by 0.19 percentage points to 2.12% at December 31, 1999, primarily due to an increase in policies in force, along with the decrease in loans in default.

Direct primary claims paid decreased by 32.8% to $79.6 million due to a 13.3% decrease in the average claim size to approximately $20,200 and a 22.3% decline in the number of claims paid to 3,945 in 1999. The reduction in average claims size is the result of a smaller percentage of claims originating from the California book of business and to increased loss mitigation efforts by PMI and lenders. If interest rates continue to rise in 2000, loss mitigation opportunities may decrease. The decrease in the number of claims paid is due to the improvement in nationwide housing markets and the overall national economic expansion.

The default rate on PMI's California portfolio decreased to 2.59% (representing 2,382 loans in default) at December 31, 1999, from 3.15% (representing 3,067 loans in default) at December 31, 1998. Policies written in California accounted for approximately 29.3% and 48.2% of the total dollar amount of claims paid in 1999 and 1998, respectively. Although management expects that California will continue to account for a significant portion of total claims paid, management anticipates that with a continuing vibrant California economy, loss mitigation efforts and improved default reinstatement rates, California claims paid as a percentage of total claims paid should continue to decline. Management believes that PMI's total default rate could increase in 2000 due to the maturation of insurance in force.

Mortgage insurance policy acquisition costs incurred and deferred (including, among other field expenses, contract underwriting expenses) increased by 2.3% to $85.9 million in 1999 primarily as a result of the 3.3% increase in NIW. Amortization of policy acquisition costs increased 33.2% to $80.3 million primarily due to 1998 and 1999 deferrals (See Note 6 "Deferred Acquisition Costs" of Notes to Consolidated Financial Statements). A significant portion of policy acquisition costs relates to contract underwriting. New policies processed by contract underwriters represented 28.8% of PMI's NIW in 1999 compared with 35.0% in 1998. Contract underwriting is the preferred method among many mortgage lenders for processing loan applications. Management anticipates that contract underwriting will continue to generate a significant, but decreasing, percentage of PMI's NIW in 2000. Underwriting and other mortgage insurance operating expenses increased by 21.9% to $54.0 million in 1999 due primarily to an increase in the amortization of certain obsolete computer equipment and operating systems associated with Y2K remediation efforts, and secondarily to increases in payroll and related costs.

The mortgage insurance loss ratio declined by 8.1 percentage points to 24.7% in 1999. The decrease can be attributed to the growth in premiums earned coupled with the decrease in losses and loss adjustment expenses, as discussed above. The expense ratio increased by 3.7 percentage points to 29.2% primarily due to the increase in the amortization of policy acquisition costs and the increase in underwriting and other mortgage insurance expenses, partially offset by the increase in net premiums written. In addition, the increase in captive reinsurance premium cessions negatively affected the expense ratio. The combined ratio decreased by 4.4 percentage points to 53.9% in 1999.

International Mortgage Insurance Operations

During 1999, the Company commenced operations in Australia and Hong Kong. The Company's Australian affiliate, PMI Ltd., was acquired on August 6, 1999. For the period beginning August 6, 1999 through December 31, 1999, PMI Ltd. generated $12.1 million of net premiums written and $11.3 million in net premiums earned. Mortgage insurance loss expenses since the acquisition were $1.2 million and underwriting and other expenses were $4.5 million. Financial results for the operations in Hong Kong were immaterial during 1999. Management expects international mortgage insurance operations to generate a greater percentage of consolidated net income in 2000 and beyond.

Title Insurance Operations

Title insurance premiums earned increased 26.2% to $100.1 million in 1999 primarily due to American Pioneer Title Insurance Company's ("APTIC") expansion into new states. APTIC was licensed in 41 states at December 31, 1999. In 1999, 72.9% of APTIC's premiums earned came from its Florida operations, compared with 77.3% in 1998. Underwriting and other expenses increased 27.6% to $88.2 million because of an increase in agency fees and commissions related to the increase in premiums earned. The title insurance combined ratio increased by 1.2 percentage points to 89.1%.

Other

In 1999, the Company's consolidated net investment income (excluding realized capital gains) increased by $10.4 million to $95.1 million. This increase is primarily due to an increase in the investment portfolio of approximately $250 million (including $160.9 million as a result of PMI Ltd.) and secondarily to an increase in equity earnings of $3.8 million. Investments in affiliates increased to $91.5 million at year-end 1999 from $60.5 million at year-end 1998. The average book yield of the investment portfolio decreased from 6.1% in 1998 to 5.9% in 1999 due to a higher percentage of the portfolio invested in tax-free municipal bonds. Realized capital gains decreased by $24.1 million to $0.5 million due to the restructuring of the investment portfolio in 1998.

Other income, primarily contract underwriting revenues generated by PMI Mortgage Services Co. ("MSC"), decreased by 22.1% to $15.9 million in 1999. Contract underwriting revenues decreased by 39.6% as a result of the decrease in refinance activity in the second half of 2000. Operating expenses incurred by MSC decreased by 35.6% to $18.3 million as a result of the decrease in refinance activity in the second half of 2000.

The Company's effective tax rate increased to 29.5% in 1999 from 28.7% in 1998 as a result of a decrease in the proportion of tax-exempt investment income relative to total income.

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

The members of the private mortgage insurance industry, as reported by the industry's trade association, MICA, experienced an increase in total new insurance written of 55.0% to $187.4 billion, benefiting from the record year of total residential mortgage originations, estimated at $1.5 trillion. (Source:
Inside Mortgage Finance) The increase was caused primarily by low interest rates, which produced record levels of both refinance activity as well as new and existing home sales. Refinancing as a percentage of PMI's NIW increased to 31.0% in 1998 from 13.8% in 1997. In addition, the private mortgage insurance companies' market share increased to 56.3% of the total low downpayment market (insurable loans) from 54.5% in 1997. (Source: Inside Mortgage Finance)

PMI's market share of NIW increased to 14.8% in 1998 from 12.7% in 1997. On a combined basis with CMG, market share increased to 16.1% in 1998 compared with 13.8% in 1997. In the fourth quarter of 1998, combined market share increased to 16.4% compared with 13.7% in the fourth quarter of 1997. The increases in market share were primarily due to contract underwriting services, pool insurance products, and risk sharing programs offered by PMI. Pool risk totaled $450.3 million for the year. There was no pool risk written in 1997. Risk in force under risk-share programs with PMI's customers, represented approximately two percent of the $19.3 billion total primary risk in force at December 31, 1998. Risk in force under risk-share programs with PMI's customers, excluding pool insurance, represented 10.2% of total risk in force at December 31, 1998, compared with 3.1% at December 31, 1997. During 1999, management expects the percentage of PMI's risk related to risk-share programs and represented by pool risk to continue to increase as a percent of total risk. The Fannie Mae and Freddie Mac reduction in mortgage insurance coverage requirements is expected to have a negative impact on the growth rate of direct risk in force.

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

PMI's monthly product represented 71.6% of risk in force at December 31, 1998, compared with 58.2% at December 31, 1997. Mortgages with original loan-to-value ratios greater than 90% and equal to or less than 95% ("95s") with 30% insurance coverage increased to 34.4% of risk in force as of December 31, 1998, from 28.8% as of December 31, 1997. Mortgages with original loan-to-value ratios greater than 85% and equal to or less than 90% ("90s") with 25% insurance coverage increased to 29.2% of risk in force as of December 31, 1998, compared with 23.6% as of December 31, 1997. Management anticipates the percentage of insurance in force with higher coverage percentages will begin to decrease in 1999 and this decrease should accelerate in the years following due to a reduction in required mortgage insurance by Fannie Mae and Freddie Mac.

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

Mortgage insurance policy acquisition costs incurred and deferred (including, among other field expenses, contract underwriting expenses) increased by 69.3% as a result of the 81.7% increase in NIW. Amortization of policy acquisition costs increased 38.9%. (See Note 6 "Deferred Acquisition Costs" of Notes to Consolidated Financial Statements) New policies processed by contract underwriters represented 35.0% of PMI's NIW in 1998 compared with 21.6% in 1997. Contract underwriting has become the preferred method among many mortgage lenders for processing loan applications. Management anticipates that contract underwriting will continue to generate a significant percentage of PMI's NIW.

Other mortgage insurance operating expenses increased by 8.0% to $44.3 million in 1998 from $41.0 million in 1997 resulting from Year 2000 remediation costs of $3.9 million, compared with $0.3 million of such costs in 1997. The mortgage insurance loss ratio declined by 5.4 percentage points to 32.8% in 1998 due to the growth in premiums earned coupled with the decrease in losses and loss adjustment expenses, as discussed above. The expense ratio increased by 2.8 percentage points to 25.5% primarily due to the increase in policy acquisition costs resulting from the growth in NIW and secondarily to Year 2000 remediation costs. Excluding Year 2000 remediation expenses, the expense ratio was 24.6% for 1998 compared with 22.6% for 1997. The combined ratio decreased by 2.6% to 58.3% in 1998.

Title Insurance Operations

Title insurance premiums earned increased 32.3% to $79.3 million in 1998 primarily due to the record residential mortgage origination volumes, as discussed above, and secondarily to APTIC's expansion into new states. APTIC was licensed in 39 states at December 31, 1998, a 14.7% increase from December 31, 1997. In 1998, 77.3% of APTIC's premiums earned came from its Florida operations, compared with 81.6% in 1997. Underwriting and other expenses increased 30.1% to $69.1 million because of an increase in agency fees and commissions related to the increase in premiums earned. The title insurance combined ratio decreased by 3.9 percentage points to 87.9%.

Other

In 1998, the Company's net investment income increased by $1.5 million to $84.7 million primarily due to a $1.8 million increase in equity earnings. Investments in affiliates increased to $60.5 million at year-end 1998 from $17.0 million at year-end 1997. The average book value of the investment portfolio increased 1.2% and the yield decreased from 6.14% in 1997 to 6.06% in 1998.

Other income, primarily contract underwriting revenues generated by MSC, increased by 155.0% to $20.4 million in 1998 while other expenses, primarily expenses incurred by MSC, increased by 27.6% to $142.6 million. These increases are the result of increased contract underwriting services provided to the Company's mortgage insurance customers.

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

The laws of Florida limit the payment of dividends by APTIC to TPG in any one year to the lesser of 10% of the policyholder surplus as of the preceding year or the last calendar year's net income, not including realized capital gains.

The terms of the $45.8 million credit agreement dated August 3, 1999 executed among TPG, PMI Mortgage Insurance Australia (Holdings) Pty Limited, and Bank of America, N.A., ("Credit Agreement") in connection with the Company's acquisition of PMI Ltd, provide in part that: (i) TPG's consolidated net worth shall not be less than $600 million; (ii) PMI's statutory capital (as defined) shall not be less than $675 million; (iii) the risk to capital ratio shall not exceed 23 to 1; and (iv) TPG's consolidated debt to capital ratio shall not exceed 0.40 to
1.0. Failure to maintain such financial covenants or debt restrictions may be deemed an event of default. Pursuant to the guarantee executed by TPG in connection with the Credit Agreement, if an event of default occurs under the Credit Agreement or under any other indebtedness, all outstanding amounts under the Credit Agreement may be accelerated and become immediately payable by TPG.

Further, pursuant to the terms of an indenture for $100 million 6 3/4% senior notes ("Note") issued by TPG on November 15, 1996; and the terms of two lines of credit agreements each in the amount of $25 million ("Credit Lines"), in the event of default under any indebtedness, all outstanding amounts under the Credit Lines and Note may be accelerated and become immediately payable by TPG. At December 31, 1999, there were no outstanding borrowings under the credit lines.

In addition to the dividend restrictions described above, the Company's Credit Lines limit the payment of dividends by PMI, and various credit rating agencies and insurance regulatory authorities have broad discretion to limit the payment of dividends to TPG by PMI or APTIC. During 1999, APTIC declared and paid a cash dividend of $3.0 million to TPG, substantially the full amount of a dividend that can be paid by APTIC in 1999 without prior permission from the Florida Department of Insurance. PMI declared and paid extraordinary dividends of $94.4 million to TPG in 1999.

TPG's principal uses of funds are common stock repurchases, the payment of dividends to shareholders, funding of acquisitions, additions to its investment portfolio, investments in subsidiaries, and the payment of interest. The company announced a stock repurchase program in the amount of $100.0 million authorized by the TPG Board of Directors in November 1998. During 1999, TPG purchased $24.8 million of the Company's common stock.

As of December 31, 1999, TPG had approximately $95 million of available funds. This amount has increased from the December 31, 1998 balance of $55 million due to the receipt of dividends from PMI and APTIC, partially offset by an increase in the investment of RAM Reinsurance Company Ltd. ("RAM Re") and common stock repurchases.

The principal sources of funds for PMI are premiums received on new and renewal business and amounts earned from the investment of this cash flow. The principal uses of funds by PMI are the payment of claims and related expenses, policy acquisition costs and other operating expenses, investment in subsidiaries, and dividends to TPG. PMI generates positive cash flows from operations as a result of premiums being received in advance of the payment of claims. Cash flows generated from PMI's operating activities totaled $237.3 million and $154.0 million in 1999 and 1998, respectively.

The Company's invested assets increased by $285.1 million at December 31, 1999 due to cash flows from consolidated operations of $314.8 million and the addition of PMI Ltd's investment portfolio of $160.9 million. This increase was offset by a net unrealized loss of $80.2 million, the funds used in the acquisition of PMI Ltd., the common stock repurchases and dividends paid of $5.2 million.

Consolidated reserves for losses and loss adjustment expenses increased by 31.0% in 1999 to $282.0 million primarily due to the addition of Old Pool loss reserves of $42.5 million in connection with the recapture agreement with Forestview, and to increases in primary and GSE pool loss reserves.

Consolidated shareholders' equity increased by $119.8 million in 1999, consisting of increases of $204.5 million from net income and $1.0 million from stock option activity, offset by $54.3 million from other comprehensive losses net of unrealized gains on investments, common stock repurchases of $24.8 million, and dividends declared of $6.6 million.

PMI's statutory risk-to-capital ratio at December 31, 1999 was 14.8:1, compared with 14.9:1 at December 31, 1998.


CAUTIONARY STATEMENTS AND INVESTMENT CONSIDERATIONS

GENERAL ECONOMIC CONDITIONS (IC1)

Changes in economic conditions, including economic recessions, declining housing values, higher unemployment rates, deteriorating borrower credit, rising interest rates, increases in refinance activity caused by declining interest rates, or combinations of these factors could reduce the demand for mortgage insurance, cause claims on policies issued by PMI to increase, and increase PMI's loss experience.

MARKET SHARE AND COMPETITION (IC2)

The Company's financial condition and results of operations could be harmed by a decline in its market share, or a decline in market share of the private mortgage insurance industry as a whole. Numerous factors bear on the relative position of the private mortgage insurance industry versus government and quasi-governmental competition as well as the competition of lending institutions that choose to remain uninsured, self-insure through affiliates, or offer residential mortgage products that do not require mortgage insurance.

The mortgage insurance industry is highly competitive. Several of the Company's competitors in the mortgage insurance industry have greater direct or indirect capital reserves that provide them with potentially greater flexibility than the Company.

PMI also competes directly with federal and state governmental and quasi-governmental agencies, principally the FHA and, to a lesser degree, the VA. In addition, the captive reinsurance subsidiaries of national banks, savings institutions, or bank holding companies could become significant competitors of the Company in the future. Other mortgage lenders are also forming reinsurance affiliates that compete with the Company. The Gramm-Leach-Bliley Act of 1999 could lead to additional significant competitors of the Company in the future.

On October 4 1999, the Federal Housing Finance Board adopted resolutions which authorizes each Federal Home Loan Bank ("FHLB") to offer programs to fund or purchase single-family conforming mortgage loans originated by participating member institutions under the single-family member mortgage assets program program. Under this program, each FHLB is also authorized to provide credit enhancement for eligible loans. Any expansion of the FHLBs' ability to issue mortgage insurance or use alternatives to mortgage insurance could reduce the demand for private mortgage insurance and harm the Company's financial condition and results of operations.

Certain lenders originate a first mortgage lien with an 80% LTV ratio, a 10% second mortgage lien, and 10% of the purchase price from borrower's funds ("80/10/10"). This 80/10/10 product, as well as similar products, competes with mortgage insurance as an alternative for lenders selling loans in the secondary mortgage market. If the 80/10/10 product or a similar product becomes a widely accepted alternative to mortgage insurance, the Company's financial condition and results of operations could suffer.

Legislation and regulatory changes affecting the FHA have affected demand for private mortgage insurance. In particular, increases in the maximum loan amount that the FHA can insure can reduce the demand for private mortgage insurance. For example, management believes the decline in the MICA members' share of the mortgage insurance business from 56.3% at December 31, 1998 to approximately 52.4% at December 31, 1999 resulted in part from the increase in the maximum individual loan amount the FHA can insure. The Department of Housing and Urban Development has announced a proposed increase in the maximum individual loan amount that FHA can insure to $219,849 from $208,800. If this increase is approved, demand for private mortgage insurance could decrease. In addition, the Omnibus Spending Bill of 1999, signed into law on October 21, 1998, streamlined the FHA down-payment formula and made FHA insurance more competitive with private mortgage insurance in areas with higher home prices.

FANNIE MAE AND FREDDIE MAC (IC3)

Fannie Mae and Freddie Mac are collectively referred to as government-sponsored enterprises ("GSEs"). The GSEs are permitted by charter to purchase conventional high-LTV mortgages from lenders who obtain mortgage insurance on those loans. Fannie Mae and Freddie Mac have some discretion to increase or decrease the amount of private mortgage insurance coverage they require on loans, provided the minimum insurance coverage requirement is met. During 1999, Fannie Mae and Freddie Mac separately announced programs where reduced mortgage insurance coverage will be made available for lenders that deliver loans approved by the GSEs' automated underwriting services. Although management has not seen any significant movement towards the reduced coverage programs offered by the GSEs' to date, if the reduction in required levels of mortgage insurance were to become widely accepted by mortgage lenders and their customers, the reduction could harm the Company's financial condition and results of operations.

On April 13, 1999 the Office of Federal Housing Enterprise Oversight announced proposed risk-based capital regulations, which could treat more favorably credit enhancements issued by private mortgage insurance companies with a claims-paying ability rating of AAA or higher compared with those companies with an AA or lower rating. Any shifts in the GSE's preferences for private mortgage insurance to other forms of credit enhancement, including a tiering of mortgage insurers based on their credit rating, could harm the Company's financial condition and results of operations.

Freddie Mac has made several announcements that it would pursue a permanent charter amendment that would allow it to utilize alternative forms of default loss protection or otherwise forego the use of private mortgage insurance on higher loan-to-value mortgages. In addition, Fannie Mae announced it is interested in pursuing new risk management approaches, which may include a reduction in the use of mortgage insurance.

Under Fannie Mae and Freddie Mac regulations, PMI needs to maintain at least an "AA-" or equivalent claims-paying ability rating in order to provide mortgage insurance on loans purchased by the GSEs. A loss of PMI's existing eligibility status, either due to a failure to maintain the minimum claims-paying ability rating from the various rating agencies or non-compliance with other eligibility requirements, would have a material, adverse effect on the Company's financial condition and results of operations.

INSURANCE IN FORCE (IC4)

A significant percentage of PMI's premiums earned is generated from its existing insurance in force and not from new insurance written. The policy owner or servicer of the loan may cancel insurance coverage at any time. A decline in insurance in force as a result of a decrease in persistency due to policy cancellations of older books of business could harm the Company's financial condition and results of operations.

The Home Owners Protection Act of 1998, effective on July 29, 1999, provides for the automatic termination, or cancellation upon a borrower's request, of private mortgage insurance upon satisfaction of certain conditions. Management is uncertain about the impact of this act on PMI's insurance in force, but believes any reduction in premiums attributed to the act's required cancellation of mortgage insurance will not have a significant impact on the Company's financial condition and results of operations.

During an environment of falling interest rates, an increasing number of borrowers refinance their mortgage loans and PMI generally experiences an increase in the prepayment rate of insurance in force, resulting from policy cancellations of older books of business with higher rates of interest. Although PMI has a history of expanding business during low interest rate environments, the resulting increase of NIW may ultimately prove to be inadequate to compensate for the loss of insurance in force arising from policy cancellations

RATING AGENCIES (IC5)

PMI's claims-paying ability is currently rated "AA+" (Excellent) by Standard and Poor's Rating Services, "Aa2" (Excellent) by Moody's Investors Service, Inc., "AA+" (Very Strong) by Fitch IBCA, and "AA+" (Very High) by Duff & Phelps Credit Rating Co. These ratings are subject to revisions or withdrawal at any time by the assigning rating organization. The ratings by the organizations are based upon factors relevant to PMI's policyholders, principally PMI's capital resources as computed by the rating agencies, and are not applicable to the Company's common stock or outstanding debt. On March 10, 2000, Standard & Poor's affirmed the AA+ financial strength rating and claims-paying ability rating of PMI. During June 1999, Moody's affirmed the Aa2 financial strength rating and claims-paying ability rating of PMI. During March 1999, Moody's announced that it changed PMI's and TPG's rating outlook from stable to negative, stating such action was based on TPG's stock repurchases, PMI's writing of GSE pool and diversification into new sectors.

A reduction in PMI's claims-paying ratings below AA-would seriously harm effect the Company's financial condition and results of operations (See IC3).

LIQUIDITY (IC6)

TPG's principal sources of funds are dividends from PMI and APTIC, investment income and funds that may be raised from time to time in the capital markets. Numerous factors bear on the Company's ability to maintain and meet its capital and liquidity needs, including the level and severity of claims experienced by the Company's insurance subsidiaries, the performance of the financial markets, standards and factors used by various credit rating agencies, financial covenants in credit agreements, and standards imposed by state insurance regulators relating to the payment of dividends by insurance companies. Any significant change in these factors could adversely affect the Company's ability to maintain capital resources to meet its business needs.

CONTRACT UNDERWRITING SERVICES; NEW PRODUCTS (IC7)

The Company provides contract underwriting services for a fee that enable customers to improve the efficiency and quality of their operations by outsourcing all or part of their mortgage loan underwriting. The Company also generally agrees to assume the cost of repurchasing underwritten-deficient loans that have been contract underwritten, a remedy not available under the Company's master primary insurance policies. Due to the demand of contract underwriting services, limitations on the number of available underwriting personnel, and heavy price competition among mortgage insurance companies, PMI's inability to recruit and maintain a sufficient number of qualified underwriters, or any significant increase in the cost PMI incurs to satisfy its underwriting services obligations, could harm the Company's financial condition and results of operations.

TPG and PMI, from time to time, introduce new mortgage insurance products or programs. The Company's financial condition and results of operations could suffer if PMI or the Company experiences delays in introducing competitive new products and programs or if these products or programs are less profitable than the Company's existing products and programs.

INSURANCE REGULATORY MATTERS (IC8)

On January 31, 2000, the Illinois Department of Insurance issued a letter addressed to all mortgage guaranty insurers licensed in Illinois. The letter states that it may be a violation of Illinois law for mortgage insurers to offer to Illinois mortgage lenders the opportunity to purchase certain notes issued by a mortgage insurer or an affiliate, or to participate in loan guaranty programs. The letter also states that a violation might occur if mortgage insurers offer lenders coverage on pools of mortgage loans at a discounted or below market premium in return for the lenders' referral of primary mortgage insurance business. In addition, the letter stated that, to the extent a performance guaranty actually transfers risk to the lender in return for a fee, the lender may be deemed to be doing an insurance business in Illinois without authorization. The letter announced that any mortgage guaranty insurer that is participating in the described or similar programs in the State of Illinois should cease such participation or alternatively, provide the Department with a description of any similar programs, giving the reason why the provisions of Illinois are not applicable or not violated. PMI is reviewing the Illinois Letter. If the Illinois Department of Insurance were to determine that PMI was not in compliance with Illinois law, the Company's financial condition and results of operations could be harmed

In February 1999, the New York Department of Insurance stated in Circular Letter No. 2, addressed to all private mortgage insurers licensed in New York that certain pool risk-share and structured products and programs would be considered to be illegal under New York law. PMI believes that it complies with the requirements of Circular Letter No. 2 with respect to transactions that are governed by it. In the event the New York Department of Insurance determined PMI was not in compliance with Circular Letter No. 2, the Company's financial condition and results of operations could suffer.

RISK-TO-CAPITAL RATIO (IC9)

The State of Arizona, PMI's state of domicile for insurance regulatory purposes, and other regulators specifically limit the amount of insurance risk that may be written by PMI, by a variety of financial factors. For example, Arizona law provides that if a mortgage guaranty insurer domiciled in Arizona does not have the amount of minimum policyholders position required, it must cease transacting new business until its minimum policyholders position meets the requirements. Under Arizona law, minimum policyholders position is calculated based on the face amount of the mortgage, the percentage coverage or claim settlement option and the loan to value ratio category, net of reinsurance ceded, but including reinsurance assumed.

Other factors affecting PMI's risk-to-capital ratio include: (i) limitations under the Runoff Support Agreement with Allstate, which prohibit PMI from paying any dividends if, after the payment of any such dividend, PMI's risk-to-capital ratio would equal or exceed 23 to 1; (ii) TPG's credit agreements and the terms of its guaranty of the debt incurred to purchase PMI LTD; and (iii) TPG's and PMI's credit or claims-paying ability ratings which generally require that the rating agencies' risk-to-capital ratio not exceed 20 to 1.

Significant losses could cause a material reduction in statutory capital, causing an increase in the risk-to-capital ratio and thereby limit PMI's ability to write new business. The inability to write new business could harm the Company's financial condition and results of operations.

CHANGES IN COMPOSITION OF INSURANCE WRITTEN; POOL INSURANCE (IC10)

The composition of PMI's NIW has included an increasing percentage of mortgages with LTVs in excess of 90% and less than or equal to 95% ("95s"). At December 31, 1999, 46.7% of PMI's risk in force consisted of 95s, which, in PMI's experience, have had a claims frequency approximately twice that of mortgages with LTVs equal to or less than 90% and over 85% ("90s"). PMI also offers coverage for mortgages with LTVs in excess of 95% and up to 97% ("97s"). At December 31, 1999, 4.9% of PMI's risk in force consisted of 97s that have even higher risk characteristics than 95s and greater uncertainty as to pricing adequacy. PMI's NIW also includes adjustable rate mortgages ("ARMs"), which, although priced higher, have risk characteristics that exceed the risk characteristics associated with PMI's book of business as a whole.

Since the fourth quarter of 1997, PMI has offered a new pool insurance product, which is generally used as an additional credit enhancement for certain secondary market mortgage transactions. New pool risk written was $231 million for the year ended December 31, 1999 and $450 million for the year ended December 31, 1998. Although PMI charges higher premium rates for loans that have higher risk characteristics, including ARMs, 95s, 97s and pool insurance products, the premiums earned on these products, and the associated investment income, may ultimately prove to be inadequate to compensate for future losses from these products.

POTENTIAL INCREASE IN CLAIMS (IC11)

Mortgage insurance coverage and premiums generally cannot be canceled by PMI and remains renewable at the option of the insured until required to be canceled under applicable Federal or state laws for the life of the loan. As a result, the impact of increased claims from policies originated in a particular year generally cannot be offset by premium increases on policies in force or mitigated by nonrenewal of insurance coverage. There can be no assurance, however, that the premiums charged will be adequate to compensate PMI for the risks and costs associated with the coverage provided to its customers.

LOSS RESERVES (IC12)

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

REGIONAL AND INTERNATIONAL RISKS (IC13)

In addition to nationwide economic conditions, PMI could be particularly affected by economic downturns in specific regions where a large portion of its business is concentrated, particularly California, Florida, and Texas, where PMI has 15.6%, 7.5% and 7.3% of its risk in force concentrated and where the default rate on all PMI policies in force is 2.6%, 3.0% and 2.1% compared with 2.1% nationwide as of December 31, 1999.

As the Company seeks to expand its business internationally, it will increasingly be subject to risks associated with international operations, including the need for regulatory and third party approvals, challenges retaining key foreign-based employees and maintaining key relationships with customers and business partners in international markets, the economic strength of the mortgage origination markets in targeted foreign markets, including Australia, New Zealand, and Hong Kong, changes in foreign regulations and laws, foreign currency exchange and translation issues, potential increases in the level of defaults and claims on policies insured by foreign-based subsidiaries, and the need to integrate PMI's risk management technology systems and products with those of its foreign operations.

CAPTIVE REINSURANCE ARRANGEMENTS; RISK-SHARING TRANSACTIONS (IC14)

PMI's customers have indicated an increasing demand for captive reinsurance arrangements, which allow a reinsurance company, generally an affiliate of the lender, to assume a portion of the mortgage insurance default risk in exchange for a portion of the insurance premiums. An increasing percentage of PMI's NIW is being generated by customers with captive reinsurance companies, and management expects that this trend will continue. An increase in captive reinsurance arrangements would decrease in net premiums written which may negatively impact the yield obtained in the Company's net premiums earned for customers with captive reinsurance arrangements. The inability of the Company to provide its customers with acceptable risk-sharing structured transactions, including potentially increasing levels of premium cessions in captive reinsurance arrangements, would likely harm PMI's competitive position.

GRAMM-LEACH-BLILEY ACT (IC15)

On November 12, 1999, the President signed the Gramm-Leach-Bliley Act of 1999 (the "Act") into law. Among other things, the Act allows bank holding companies to engage in a substantially broader range of activities, including insurance underwriting, and allows insurers and other financial service companies to acquire banks. The Act allows a bank holding company to form an insurance subsidiary, licensed under state insurance law, to issue insurance products directly, including mortgage insurance. The Company expects that, over time, the Act will allow consumers the ability to shop for their insurance, banking and investment needs at one financial services company. The Company believes that the Act may lead to increased competition in the mortgage insurance industry by facilitating the development of new savings and investment products, resulting in the Company's customers offering mortgage insurance directly rather than through captive reinsurance arrangements with the Company's insurance subsidiaries and encouraging large, well-capitalized financial service companies to enter the mortgage insurance business.

Consolidated Statements of
O p e r a t i o n s

                                                                                       Year Ended December 31,
(In thousands, except per share amounts)                                          1999            1998             1997
------------------------------------------------------------------------------------------------------------------------

Revenues             Premiums earned                                     $     558,623   $     491,226   $      453,948
                     Investment income, less investment expense                 95,142          84,681           83,136
                     Realized capital gains                                        509          24,636           19,584
                     Other income                                               15,850          20,366            7,979
                                                                         -----------------------------------------------
                             Total revenues                                    670,124         620,909          564,647
                                                                         -----------------------------------------------

Losses and           Losses and loss adjustment expenses                       112,682         135,716          152,257
Expenses             Amortization of policy acquisition costs                   80,252          60,280           43,395
                     Underwriting and other operating expenses                 170,239         142,625          111,745
                     Interest expense                                            8,554           7,029            6,766
                     Distributions on preferred capital securities               8,311           8,311            7,617
                                                                         -----------------------------------------------
                             Total losses and expenses                         380,038         353,961          321,780
                                                                         -----------------------------------------------

                     Income before income taxes                                290,086         266,948          242,867

                     Income tax expense                                         85,620          76,588           67,558
                                                                         -----------------------------------------------

                     Net income                                          $     204,466   $     190,360   $      175,309

                                                                         ==============================================


Per Share            Basic net income per common share                   $        4.55   $        4.04   $         3.50

                                                                         ===============================================

                     Diluted net income per common share                 $        4.52   $        4.02   $         3.49
                                                                         ==============================================

            See notes to consolidated financial statements

Consolidated
B a l a n c e  S h e e t s

                                                                                       As of December 31,
(Dollars in thousands)                                                                1999             1998
-------------------------------------------------------------------------------------------------------------
Assets            Investments:
                     Available for sale, at fair value:
                                Fixed income securities (amortized
                                   cost $1,485,396 and $1,268,625)             $   1,479,310    $   1,356,869
                                Equity securities:
                                   Common (cost $44,714 and $34,129)                  83,890           58,785
                                   Preferred (cost $17,660 and $17,240)               17,582           17,706
                     Common stock of affiliates, at underlying book value             91,453           60,450
                     Short-term investments                                          145,093           38,414
                                                                               -------------------------------
                                   Total investments                               1,817,328        1,532,224
                  Cash                                                                28,076            9,757
                  Accrued investment income                                           22,058           20,150
                  Reinsurance recoverable and prepaid premiums                        50,714           42,102
                  Premiums receivable                                                 30,659           24,367
                  Receivable from affiliate                                            2,996            2,229
                  Receivable from Allstate                                                 -           23,657
                  Deferred policy acquisition costs                                   69,579           61,605
                  Property and equipment, net                                         40,462           37,630
                  Other assets                                                        38,890           24,149
                                                                               -------------------------------
                                   Total assets                                $   2,100,762    $   1,777,870
                                                                               ===============================

Liabilities       Reserve for losses and loss adjustment expenses              $     282,000    $     215,259
                  Unearned premiums                                                  182,089           94,886
                  Long-term debt                                                     145,367           99,476
                  Reinsurance balances payable                                        25,415           14,764
                  Deferred income taxes                                               75,640           96,730
                  Other liabilities and accrued expenses                              73,908           60,200
                                                                               -------------------------------
                                 Total liabilities                                   784,419          581,315
                                                                               -------------------------------

                  Commitments and contingent liabilities (Note 12)                         -                -

                  Company-obligated mandatorily redeemable  preferred
                     capital securities of subsidiary trust holding solely
                     junior subordinated deferrable interest debenture of
                     the Company                                                      99,075           99,040

Shareholders'     Preferred stock - $.01 par value; 5,000,000 shares
                      authorized - none issued                                             -                -
Equity            Common stock - $.01 par value; 187,500,000 shares
                     authorized, 52,793,777 and 35,196,002 issued                        528              352
                  Additional paid-in capital                                         265,828          265,040
                  Accumulated other comprehensive income                              20,186           74,462
                  Retained earnings                                                1,258,617        1,060,724
                                                                               -------------------------------
                                                                                   1,545,159        1,400,578
                  Less treasury stock (8,091,924 and 4,917,401 shares at cost)       327,891          303,063
                                                                               -------------------------------
                                 Total shareholders' equity                        1,217,268        1,097,515
                                                                               -------------------------------
                                 Total liabilities and shareholders' equity    $   2,100,762    $   1,777,870
                                                                               ===============================

    See notes to consolidated financial statements

Consolidated Statements of
S h a r e h o l d e r s'  E q u i t y

                                                                                           Year Ended December 31,
(In thousands)                                                                        1999             1998            1997
----------------------------------------------------------------------------------------------------------------------------
Common                Balance, beginning of year                                  $    352       $     351       $     350
Stock                 3 for 2 stock split in the form of a stock dividend              176               -               -
                      Stock grants and exercise of stock options                         -               1               1
                                                                                 ------------------------------------------
                      Balance, end of year                                             528             352             351
                                                                                 ------------------------------------------

Additional            Balance, beginning of year                                   265,040         262,448         258,059
Paid-in               3 for 2 stock split in the form of a stock dividend             (176)              -               -
Capital               Stock grants and exercise of stock options                       964           2,592           4,389
                                                                                 ------------------------------------------
                      Balance, end of year                                         265,828         265,040         262,448
                                                                                 ------------------------------------------

Accumulated           Balance, beginning of year                                    74,462          71,936          50,709
Other                 Unrealized gains on investments:
Comprehensive Income    Unrealized holding gains (losses) arising during
                        period [net of tax (tax benefits) of ($29,047),
                        $9,982, and  $18,285]                                      (53,945)         18,539          33,957
                        Less: reclassification adjustment for gains
                        included in net income
                        (net of tax of  $178,  $8,623, and
                        $6,854)                                                       (331)        (16,013)        (12,730)
                                                                                 ------------------------------------------
                      Other comprehensive income (loss), not of tax                (54,276)          2,526          21,227
                                                                                 ------------------------------------------
                      Balance, end of year                                          20,186          74,462          71,936
                                                                                 ------------------------------------------

Retained              Balance, beginning of year                                 1,060,724         876,588         707,885
Earnings              Net income                                                   204,466         190,360         175,309
                      Dividends declared                                            (6,573)         (6,224)         (6,606)
                                                                                -------------------------------------------
                      Balance, end of year                                       1,258,617       1,060,724         876,588
                                                                                -------------------------------------------

Treasury              Balance, beginning of year                                  (303,063)       (150,143)        (30,141)
Stock                 Purchases of The PMI Group, Inc.
                        Common stock                                               (24,828)       (152,920)       (120,002)
                                                                                -------------------------------------------
                      Balance, end of year                                        (327,891)       (303,063)       (150,143)
                                                                                -------------------------------------------
                                    Total shareholders' equity                  $1,217,268      $1,097,515     $ 1,061,180
                                                                                ===========================================

Comprehensive         Net income                                                $  204,466      $  190,360     $   175,309
Income                Other comprehensive income (loss), net of tax                (54,276)          2,526          21,227
                                                                                -------------------------------------------
                                    Comprehensive income                        $  150,190      $  192,886     $   196,536
                                                                                ===========================================

               See notes to consolidated financial statements

Consolidated Statements of
C a s h  F l o w s

                                                                                        Year Ended December 31,
(In thousands)                                                                       1999           1998           1997
------------------------------------------------------------------------------------------------------------------------
Cash             Net income                                                  $   204,466  $     190,360   $    175,309
Flows            Reconciliation of net income to net cash provided by
from                operating activities:
Operating               Realized capital gains, net                                 (509)       (24,636)       (19,584)
Activities              Equity in earnings of affiliates                          (7,061)        (3,225)        (1,455)
                        Depreciation and amortization                             13,243          6,282          4,679
                        Changes in:
                               Reserve for losses and loss adjustment
                                 expenses                                          8,142         12,872          2,613
                               Unearned premiums                                  13,526            736        (22,801)
                               Deferred policy acquisition costs                  (7,973)       (23,741)        (6,231)
                               Accrued investment income                          (1,903)           644         (1,355)
                               Reinsurance balances payable                        4,495          2,936         (1,467)
                               Reinsurance recoverable and prepaid premiums       53,616        (10,426)        51,703
                               Premiums receivable                                (6,292)        (4,611)        (5,109)
                               Income taxes                                        7,539         19,444         14,179
                               Receivable from affiliate                           3,170         (1,778)           127
                               Receivable from Allstate                           23,657         (6,835)             -
                               Other                                               6,649         20,079         (4,070)
                                                                             -------------------------------------------
                                   Net cash provided by operating activities     314,765        178,101        186,538
                                                                             -------------------------------------------

Cash             Proceeds from sales of equity securities                         42,647         75,181         82,008
Flows            Investment collections of fixed income securities                 3,000         54,374         13,590
from             Proceeds from sales of fixed income securities                  228,673        120,404        367,865
Investing        Purchases of fixed income securities                           (332,046)      (207,686)      (573,627)
Activities       Purchases of equity securities                                  (31,940)       (53,092)       (33,010)
                 Net (decrease) increase in short-term investments               (84,508)        40,476          2,986
                 Purchase of PMI Ltd.                                            (78,295)             -              -
                 Purchase of Pinebrook Insurance Company                         (22,577)             -              -
                 Investment in affiliates                                        (25,634)       (40,024)        (3,600)
                 Purchases of property and equipment                             (12,528)       (12,417)       (13,687)
                                                                             -------------------------------------------
                                   Net cash used in investing activities        (313,208)       (22,784)      (157,475)
                                                                             -------------------------------------------

Cash             Issuance of redeemable preferred capital securities                   -              -         99,000
Flows            Issuance of long-term debt                                       45,825              -              -
from             Proceeds from exercise of stock options                             964          2,592          3,181
Financing        Dividends paid to shareholders                                   (5,199)        (6,333)        (6,733)
Activities       Purchases of The PMI Group, Inc. common stock                   (24,828)      (152,920)      (120,002)
                                                                             -------------------------------------------
                                   Net cash provided by (used in) financing
                                       activities                                 16,762       (156,661)       (24,554)
                                                                             -------------------------------------------
                 Net increase (decrease) in cash                                  18,319         (1,344)         4,509
                 Cash at beginning of year                                         9,757         11,101          6,592
                                                                             -------------------------------------------
                 Cash at end of year                                         $    28,076  $       9,757   $     11,101
                                                                             ===========================================

                 See notes to consolidated financial statements

NOTE 1.  BASIS OF PRESENTATION

Basis of Presentation - The accompanying consolidated financial statements include the accounts of The PMI Group, Inc. ("TPG"), its wholly owned subsidiaries, PMI Mortgage Insurance Co. ("PMI"), Residential Guaranty Co. ("RGC"), American Pioneer Title Insurance Company ("APTIC"), PMI Mortgage Guaranty Co. ("PMG"), Residential Insurance Co. ("RIC"), TPG Insurance Co. ("TIC"), TPG Segregated Portfolio Co. (Cayman) ("TSPC") and PMI Capital I ("PCI"), PMI's wholly owned subsidiaries PMI Mortgage Insurance Australia (Holdings) Pty Limited ("PMI Holdings"), PMI Mortgage Services Co. ("MSC"), Pinebrook Mortgage Insurance Company (PBK) and PMI Securities Co. ("SEC"), collectively referred to as the "Company." All material intercompany transactions and balances have been eliminated in consolidation.

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

On April 18, 1995, Allstate, which had been the sole shareholder of the Company, sold 36.75 million shares of the Company's common stock, representing 70% of the outstanding shares of common stock, for approximately $784.0 million (net of related underwriting discount) in an underwritten public offering registered under the Securities Act of 1933. Concurrent with the stock offering, Allstate Corp. sold a new issue of 6.76% exchangeable notes due in April 1998. On April 15, 1998, Allstate Corp. exchanged 12,903,975 shares of TPG common stock to redeem the 6.76% exchangeable notes due April 15, 1998. After the exchange, Allstate held approximately 2,846,025 shares of TPG common stock, which have subsequently been sold by Allstate.

NOTE 2.  BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business -The Company, through PMI, primarily writes residential mortgage guaranty insurance ("primary insurance"). During 1997, PMI also began offering a mortgage pool insurance product, which differs in a number of respects from the pool insurance products offered through 1993 ("Old Pool"--See Note 7). In addition, the Company writes title insurance through APTIC. Primary mortgage insurance provides protection to mortgage lenders against losses in the event of borrower default and assists lenders in selling mortgage loans in the secondary market. Pool insurance is generally used as an additional credit enhancement for certain secondary market mortgage transactions. Title insurance protects the insured party against losses resulting from title defects, liens and encumbrances existing as of the effective date of the policy.

Basis of Accounting - The financial statements have been prepared on the basis of generally accepted accounting principles ("GAAP"), which vary from statutory accounting practices prescribed or permitted by insurance regulatory authorities (See Note 15). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments - The Company has designated its entire portfolio of fixed income and equity securities as available for sale. Such securities are carried at market value with unrealized gains and losses, net of deferred income taxes, reported as a component of accumulated other comprehensive income.

In September 1994, PMI acquired 45% of the common stock of CMG Mortgage Insurance Company ("CMG") from CUNA Mutual Investment Corp. ("CMIC"). CMG offers mortgage guaranty insurance for loans originated by credit unions. On October 1, 1998, PMI increased its equity investment in CMG to 50% through the purchase of additional shares of common stock at a total cost of $4.8 million. CMIC continues to own the remaining 50% of the common stock of CMG. On August 31, 1999, PMI and CMIC capitalized CMG Reinsurance Company ("CMG Re") with each party investing $1.5 million for a 50% ownership interest. In addition, TPG owns 22.3% of RAM Holdings Ltd. and RAM Holdings II Ltd. (collectively referred to as "RAM Re"). Such affiliated investments are reported in accordance with the equity method of accounting.

Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded on the date of declaration. Realized capital gains and losses are determined on a specific-identification basis.

Property and Equipment - Property and equipment (including software) is carried at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets, generally 3 to 10 years. Accumulated depreciation on property and equipment was $51.4 million and $38.9 million at December 31, 1999 and 1998, respectively.

Capitalized Software - Effective in 1999, the Company adopted American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, which requires capitalization of external and internal direct software development costs incurred during the application development stage. Adoption of this SOP did not have a significant effect as the Company's previous software capitalization policy was substantially consistent with this guidance.

Insurance Accounting -Primary mortgage insurance policies are contracts that are non-cancelable by the insurer, are renewable at a fixed price at the insured's option, and provide for the payment of premiums on either a monthly, annual or single payment basis. Upon renewal by the insured, the Company is not able to re-underwrite or re-price its policies. Statement of Financial Accounting Standards ("SFAS") No. 60, Accounting and Reporting for Insurance Enterprises, specifically excludes mortgage guaranty insurance from its guidance relating to the earning of insurance premiums. Consistent with generally accepted accounting principles and industry accounting practices, premiums written on a single premium and an annual premium basis are initially deferred as unearned premiums and earned over the policy term. Premiums written on policies covering more than one year (single premium plans) are amortized over the policy life in relation to the expiration of risk. Premiums written on annual payment policies are earned on a monthly pro rata basis. Premiums written on monthly payment policies are earned in the period to which they relate, and any unreceived portion is recorded in premiums receivable. Title insurance premiums are recognized as revenue on the effective date of the title insurance policy. Fee income of the non-insurance subsidiaries is earned as the services are provided.

Costs associated with the acquisition of mortgage insurance business, consisting of compensation, premium taxes and other policy issuance and underwriting expenses, are initially deferred and reported as deferred acquisition costs ("DAC"). Because SFAS 60 specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of deferred policy acquisition costs, amortization of these costs for each underwriting year book of business are charged against revenue in proportion to estimated gross profits over the life of the policies using the guidance provided by SFAS No. 97, Accounting and Reporting by Insurance Enterprises For Certain Long Duration Contracts and for Realized Gains and Losses From the Sale of Investments. The estimate for each underwriting year is updated annually to reflect actual experience and any changes to key assumptions such as persistency or loss development. (See Note 6)

The reserve for losses and loss adjustment expenses is the estimated cost of settling claims related to notices of default on insured loans that have been reported to the Company as well as loan defaults that have occurred but have not been reported. Estimates are based on an evaluation of claim rates, claim amounts, and salvage recoverable. SFAS 60 specifically excludes mortgage guaranty insurance from its guidance relating to the reserve for losses. Consistent with generally accepted accounting principles and industry accounting practices, the Company does not establish loss reserves for future claims on insured loans that are not currently in default. Reserves for title insurance claims are based on estimates of the amounts required to settle such claims, including expenses for defending claims for which notice has been received and an amount estimated for claims not yet reported.

Management believes that the reserve for losses and loss adjustment expenses at December 31, 1999 is appropriately established in the aggregate and is adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by that date. The establishment of appropriate reserves is an inherently uncertain process. Such reserves are necessarily based on estimates and the ultimate net cost may vary from such estimates. These estimates are regularly reviewed and updated using the most current information available. Any resulting adjustments, which may be material, are reflected in current operations.

Stock split - The Company had a three-for-two stock split in 1999 in the form of a 50% stock dividend. All earnings per share amounts and stock option information prior to the stock split have been restated to reflect post-split amounts.

Income per Common Share - Basic earnings per share (EPS) excludes dilution and is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The weighted average common shares outstanding for computing basic EPS were 44,893,250 for 1999, 47,090,673 for 1998 and 50,078,742 for 1997. The weighted average common shares outstanding for computing diluted EPS includes only stock options issued by the Company which have a dilutive impact and are outstanding for the period, and had the potential effect of increasing common shares to 45,244,060 for 1999, 47,299,065 for 1998 and 50,265,392 for 1997. Net income available to common shareholders does not change for computing diluted EPS.

Income Taxes - The Company accounts for income taxes using the liability method, whereby deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the currently enacted tax rates. The principal assets and liabilities giving rise to such differences are presented in Note 8.


Derivatives - In 1999, the Company entered into an interest rate swap to hedge interest rate risk associated with the acquisition debt described in Note 3 and
11. During 1999, the Company also entered into a foreign currency exchange contract to hedge the foreign currency exchange risk associated with the purchase price of PMI Holdings, the Australia acquisition described in Note 3. The gain on this contract, which was not material, was recognized as an adjustment of the purchase price of the acquired company.

Foreign currency translation - The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates. Revenues and expenses are translated monthly at amounts which approximate weighted average exchange rates, with resulting gains and losses included in income. The effects of translating operations with a functional currency other than the U.S. dollar are included in accumulated other comprehensive income. Such effects were not material in 1999.

Concentration of Risk - A substantial portion of PMI's business is generated within the State of California. For the year ended December 31, 1999, 14.8% of new insurance written was in California. In addition, California's book of business represented 15.6% of total risk in force at December 31, 1999.

Stock-Based Compensation - The Company accounts for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees (See Note 14).

New Accounting Pronouncement - In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments. The statement is effective for fiscal quarters beginning after June 15, 2000. Because of the Company's minimal use of derivatives, management anticipates that the adoption of this new statement will not have a significant effect on earnings or the financial position of the Company.

Reclassification - Certain prior year amounts have been reclassified to conform to current year presentation.

NOTE 3. ACQUISITIONS

On August 6, 1999, the Company, through PMI Holdings, a newly formed, wholly owned subsidiary of PMI, acquired all of the outstanding common stock of PMI Mortgage Insurance Ltd. ("PMI Ltd.") for approximately $78.3 million in cash. PMI Ltd. (formerly MGICA, Ltd) is the second largest mortgage guaranty insurer in Australia, as measured by annual insurance written. Substantially all of PMI Ltd.'s mortgage insurance in force consists of single premium payment policies.

The acquisition was financed in part by the issuance of PMI Holdings debt of $45.8 million (see Note 11). The acquisition was accounted for under the purchase method of accounting and, accordingly, the consolidated financial statements include the results of PMI Ltd.'s operations from the date of acquisition. The excess of the estimated fair value of net assets acquired over the purchase price of approximately $31.8 million first reduced the value of noncurrent assets acquired, with the remaining $9.6 million of negative goodwill being amortized over approximately 8 years.

On December 31, 1999, the Company acquired all of the outstanding common stock of Pinebrook Mortgage Insurance Company ("Pinebrook"), which was a wholly owned subsidiary of Allstate for $22.6 million cash. The purchase price approximates the book value of Pinebrook, which does not differ significantly from fair value. This transaction has been accounted for under the purchase method.

Proforma unaudited results of operations for 1999 and 1998 assuming the acquisitions had occurred at the beginning of 1998 are as follows:

(In thousands, except per share amounts)                1999            1998
--------------------------------------------------------------------------------
Revenues                                              $692,585        $583,298
Net income                                             220,679         215,212
Basic net income per common share                         4.92            4.57
Diluted net income per common share                       4.87            4.55

NOTE 4.  INVESTMENTS

Fair Values - The amortized cost and estimated fair values (based on quoted market values) for fixed income securities are shown below:


                                    Amortized                    Gross Unrealized                Market
                                                                 ----------------
(In thousands)                        Cost                   Gains             (Losses)           Value
-----------------------------------------------------------------------------------------------------------
At December 31, 1999
U.S. government and agencies          $    87,223            $     387       $  (3,563)         $    84,047
Municipals                              1,260,409               31,337         (30,438)           1,261,308
Corporate bonds                           137,764                   49          (3,858)             133,955
                                      -----------            ---------       ---------          -----------
    Total                             $ 1,485,396            $  31,773       $ (37,859)         $ 1,479,310
                                      ===========            =========       =========          ===========

At December 31, 1998
U.S. government and agencies          $    53,918            $   2,060       $      --          $    55,978
Municipals                              1,110,665               83,363            (290)           1,193,738
Corporate Bonds                           104,042                3,451            (340)             107,153
                                      -----------            ---------       ---------          -----------
    Total                             $ 1,268,625            $  88,874       $    (630)         $ 1,356,869
                                      ===========            =========       =========          ===========

Scheduled Maturities - The scheduled maturities for fixed income securities are as follows at December 31, 1999:

                                           Amortized                  Market
(In thousands)                                Cost                     Value
--------------------------------------------------------------------------------
Due in one year or less                  $    13,218               $    13,027
Due after one year through five years        154,726                   151,460
Due after five years through ten years       202,274                   204,500
Due after ten years                        1,069,226                 1,066,322
Other                                         45,952                    44,001
                                         ---------------------------------------
  Total                                  $ 1,485,396               $ 1,479,310
                                         ---------------------------------------

Actual maturities may differ from those scheduled as a result of calls by the issuers prior to maturity.

Investment Concentration and Other Items - The Company maintains a diversified portfolio of municipal bonds. At December 31, 1999 and 1998, the following states represented the largest concentrations in the portfolio (expressed as a percentage of the carrying value of all municipal bond holdings). Holdings in no other state exceed 5.0% of the portfolio at December 31, for the respective years.

                                             1999                      1998
----------------------------------------------------------------------------
Illinois                                     13.2%                     13.2%
Texas                                        12.2                      12.0
Washington                                   11.5                      12.0
New York                                      9.2                       8.6
Massachusetts                                 6.3                       7.3
California                                    6.1                       6.5
Indiana                                         -                       6.1
Pennsylvania                                  5.5                       5.5

At December 31, 1999, fixed income and short term securities with a market value of $14.1 million were on deposit with regulatory authorities as required by law.

Unrealized Net Gains on Investments - Unrealized net gains on investments included in accumulated other comprehensive income at December 31, 1999, are as follows:

                                                                   Gross Unrealized                 Net
                                                Market          ----------------------          Unrealized
(In thousands)                    Cost           Value          Gains          (Losses)            Gains
------------------------------------------------------------------------------------------------------------
Fixed income securities       $  1,485,396   $  1,479,310      $  31,773      $  (37,859)       $    (6,086)
Common stocks                       44,714         83,890         40,812          (1,636)            39,176
Preferred stocks                    17,660         17,582            157            (235)               (78)
Short term                         145,087        145,093             20             (14)                 6
Investment in affiliates            93,283         91,453              -          (1,830)            (1,830)
                              ------------------------------------------------------------------------------
  Total                       $  1,786,140   $  1,817,328      $  72,762      $  (41,574)            31,188
                              ---------------------------------------------------------------
Less defered income taxes                                                                            11,002
                                                                                                ------------
  Total                                                                                         $    20,186
                                                                                                ------------

The difference between cost and market value of the investment in affiliates reflects net unrealized gains on the affiliates' investment portfolio. The stated market value does not necessarily represent the fair value of the affiliates' common stock held by the Company.

The change in net unrealized gains (losses), net of deferred income taxes, included in other comprehensive income for fixed income securities and equity securities are as follows:

(In thousands)                         1999                1998                1997
-----------------------------------------------------------------------------------------
Fixed income securities            $  (61,372)         $    8,874          $    20,572
Equity securities                       8,758              (6,565)                 517
Investment in affiliates               (1,662)                217                  138
                                   ------------------------------------------------------
   Total                           $  (54,276)          $   2,526          $    21,227
                                   ------------------------------------------------------

Investment Income - Investment income by investment type is as follows:

(In thousands)                                         1999                1998                1997
--------------------------------------------------------------------------------------------------------
Fixed income securities                           $   82,256           $  76,427           $   74,641
Equity securities                                      2,400               2,466                1,476
Common stock of affiliates                             7,061               3,225                1,455
Short-term                                             4,793               3,442                6,332
                                                  ------------------------------------------------------
   Investment income, before expenses                 96,510              85,560               83,904
   Less investment expense                             1,368                 879                  768
                                                  ------------------------------------------------------
      Investment income, less investment expense  $   95,142           $  84,681           $   83,136
                                                  ------------------------------------------------------

Realized Capital Gains and Losses.

Net realized capital gains and (losses) on investments are as follows:

(In thousands)                                         1999                1998                1997
--------------------------------------------------------------------------------------------------------
Fixed income securities                           $   (4,547)          $   1,481           $    (777)
Equity securities                                      5,046              23,155               20,188
Short-term                                                10                   -                  173
                                                  ------------------------------------------------------
   Realized capital gains -- net, before taxes           509              24,636               19,584
   Less income taxes                                     178               8,623                6,854
                                                  ------------------------------------------------------
      Realized capital gains, net of taxes        $      331           $  16,013           $   12,730
                                                  ------------------------------------------------------

Gross realized capital gains and losses on investments are as follows:

(In thousands)                                         1999                1998                1997
--------------------------------------------------------------------------------------------------------
Gross realized capital gains                      $    8,171           $  27,810           $   26,167
Gross realized capital losses                         (7,662)             (3,174)              (6,583)
                                                  ------------------------------------------------------
  Net realized capital gains                      $      509           $  24,636           $   19,584
                                                  ------------------------------------------------------

NOTE 5.  LOSS RESERVES

The following table is a reconciliation of the beginning and ending reserve for losses and loss adjustment expenses for each of the last three years:

(In thousands)                                                           1999             1998             1997
--------------------------------------------------------------------------------------------------------------------
Balance, January 1                                                  $     215,259    $     202,387    $     199,774
Less reinsurance recoverable                                                6,782            6,067            5,287
                                                                    ------------------------------------------------
Net balance, January 1                                                    208,477          196,320          194,487
                                                                    ------------------------------------------------

Losses and loss adjustment expenses incurred (principally
    in respect of defaults occurring in)
        Current year                                                      159,293          146,884          158,147
        Prior years                                                       (46,611)         (11,168)          (5,890)
                                                                    ------------------------------------------------
            Total losses and loss adjustment expenses                     112,682          135,716          152,257
                                                                    ------------------------------------------------

Losses and loss adjustment expense payments (principally in respect of defaults occurring in)
        Current year                                                        1,798           12,503           27,700
        Prior years                                                        95,797          111,056          122,724
                                                                    ------------------------------------------------
            Total payments                                                 97,595          123,559          150,424
                                                                    ------------------------------------------------

Plus acquisition of Forestview Reserves                                    42,528           -                -
Plus acquisition of Pinebrook Reserves                                      1,093           -                -
Plus acquisition of PMI Ltd                                                 4,473           -                -
                                                                    ------------------------------------------------
Net balance, December 31                                                  270,565          208,477          196,320
Plus reinsurance recoverable                                               10,342            6,782            6,067
                                                                    ------------------------------------------------
Balance, December 31                                                $     282,000    $     215,259    $     202,387
                                                                    ------------------------------------------------

As a result of changes in estimates of ultimate losses resulting from insured events in prior years, the provision for losses and loss adjustment expenses (net of reinsurance recoverable) decreased by $46.6 million in 1999 due the impact of a favorable interest rate environment on loss mitigation activities and to lower than expected claims in California. The provision for losses and loss adjustment expenses decreased by $11.2 million and $5.9 million in 1998 and 1997, respectively, due primarily to lower than expected losses in California. Such estimates were based on management's analysis of various economic trends (including the real estate market and unemployment rates) and their effect on recent claim rate and claim severity experience.

NOTE 6.  DEFERRED ACQUISITION COSTS ("DAC")

DAC is amortized against revenue in proportion to the estimated gross profits for each underwriting year book of business over the life of the underlying policies included in each book year. This amortization method is consistent with the methodology outlined in SFAS No. 97, as described in Note 2.

The DAC asset is affected by: (a) acquisition costs deferred in a period, and
(b) amortization of previously deferred costs in such period. In periods where there is growth in new business (and therefore acquisition costs), the DAC asset will increase because the amount of acquisition costs being deferred exceeds the amount being amortized to expense.

The following table reconciles beginning and ending DAC for the years ended December 31, 1999, 1998 and 1997:

(In thousands)                                                      1999           1998           1997
----------------------------------------------------------------------------------------------------------
Beginning DAC balance                                            $  61,605     $  37,864       $  31,633
Accquisition costs incurred and deferred                            88,226        84,021          49,626
Amortization of deferred costs                                     (80,252)      (60,280)        (43,395)
                                                                ------------  ------------   -------------
Ending DAC balance                                               $  69,579     $  61,605       $  37,864
                                                                ============  ============   =============

NOTE 7.  REINSURANCE

PMI cedes reinsurance to reduce net risk in force to meet regulatory risk-to-capital requirements and to comply with the regulations that limit the maximum coverage to 25% for any single risk. Certain of the Company's reinsurance arrangements have adjustable features, such as contingent commissions or sliding scale commission. Commission adjustments are dependent upon the loss experience of the underlying business. Estimates are based on the Company's actuarial analysis of the applicable business; amounts the Company will ultimately recover could differ materially from amounts recorded in reinsurance recoverable.

The reinsurance agreement with Capital Mortgage Reinsurance Company of New York was terminated effective December 31, 1997 for policies issued by the company prior to January 1, 1998. The reinsurance on these policies is in run-off through December 31, 2006. As a result of the treaty termination, PMI no longer cedes primary reinsurance to third party reinsurers (except under captive reinsurance arrangements) on policies written after December 31, 1997.

In December 1993, PMI decided to cease writing Old Pool business (except for honoring certain commitments in existence prior to the discontinuation of this business). Concurrently, PMI entered into a reinsurance agreement with Forestview Mortgage Insurance Co. ("Forestview"), a wholly owned subsidiary of Allstate, to cede all future Old Pool premiums and net losses from PMI to Forestview. As a result of this ceding agreement, along with another Old Pool ceding agreement with an unaffiliated reinsurer, the Old Pool business had no significant impact on the Company's results of operations for the years ended December 31, 1998 and 1997. In accordance with accounting for discontinued operations, since 1993 Old Pool insurance assets (unpaid losses recoverable and paid claims receivable) and liabilities (loss reserves and premiums payable) have been netted in the consolidated balance sheet at December 31, 1998 resulting in a net Old Pool receivable of $2.7 million which is included in other assets.

In July of 1999, PMI and Forestview received regulatory approval of a Recapture Agreement executed in March 1999 to commute the Old Pool reinsurance arrangement retroactive to January 1, 1999. The Recapture Agreement also included the commutation of an insignificant second lien primary insurance arrangement between the parties. On August 13, 1999, PMI received a payment of $45.3 million covering the following (in thousands):

          Recapture of ceded loss reserves                       $42,528
          Recapture of ceded unearned premiums                     1,100
          Other settlements                                        1,672
                                                                 -------
          Total payment received                                 $45,300
                                                                 =======


PMI established the recaptured ceded loss reserves and ceded unearned premiums as liabilities upon receipt of the cash payment. The other settlements, which primarily represent service fees for administering the Forestview book of business, were included in other income as PMI has no future obligations to provide services to Forestview.

As a result of the above Old Pool commutation, all Old Pool assets and liabilities are shown on a gross basis at December 31, 1999.

During 1999, PMI entered into a reinsurance arrangement with three reinsurers to provide coverage for a 10- year period in the event of catastrophic losses. PMI paid the reinsurers a total one-time premium of $16.4 million of which a substantial portion will be recovered by PMI should losses not reach catastrophic levels. This agreement does not transfer risk in accordance with FAS113 and therefore is being reported in accordance with SOP 98-7, Deposit
Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Risk.

Reinsurance recoverable on paid losses from reinsurance was $11.4 million and $6.8 million at December 31, 1999 and 1998 respectively. Prepaid reinsurance premiums from non-affiliated reinsurers were $1.7 million and $2.1 million at December 31, 1999 and 1998, respectively.

The effects of reinsurance on the primary premiums written, premiums earned and losses and loss adjustment expenses of the Company's operations for the year ended December 31 are as follows:

(In thousands)                                                 1999            1998            1997
------------------------------------------------------------------------------------------------------
Premiums written
  Direct                                                    $  585,771      $  498,828      $ 435,971
  Assumed                                                        8,999           7,141          1,383
  Ceded                                                        (23,516)        (16,869)        (5,302)
                                                            ----------      ----------      ---------
  Premiums written, net of reinsurance                      $  571,254      $  489,100      $ 432,052
                                                            ==========      ===========     =========


Premiums earned
  Direct                                                    $  574,451      $  506,096      $ 458,972
  Assumed                                                        6,445           3,101          1,182
  Ceded                                                        (22,273)        (17,971)        (6,206)
                                                            ----------      ----------      ---------
  Premiums earned net of reinsurance                        $  558,623      $  491,226      $ 453,948
                                                            ==========      ===========     =========


Losses and loss adjustment expenses
  Direct                                                    $  124,704      $  140,705      $ 157,012
  Assumed                                                        2,882             176            219
  Ceded                                                        (14,904)         (5,165)        (4,974)
                                                            ----------      ----------      ---------
  Losses and loss adjustment expenses, net of reinsurance   $  112,682      $  135,716      $ 152,257
                                                            ==========      ===========     =========

Reinsurance ceding arrangements do not discharge the Company from its obligations as the primary insurer in the event of default by the reinsurer.


NOTE 8.  INCOME TAXES

The components of income tax expense are as follows:

(In thousands)                                                 1999            1998            1997
------------------------------------------------------------------------------------------------------
  Current                                                   $    6,942      $    7,302      $   3,859
  Deferred                                                      78,678          69,286         63,699
                                                            ----------      ----------      ---------
     Total income tax expense                               $   85,620      $   76,588      $  67,558
                                                            ==========      ==========      =========


The components of the income tax expense for 1999 include a foreign provision for current tax expense of $4.7 million and deferred tax benefit of $1.2 million related to PMI Ltd.

A reconciliation of the statutory federal income tax rate to the effective tax rate reported on income before income taxes is as follows:

                                                               1999             1998          1997
------------------------------------------------------------------------------------------------------
Statutory federal income tax rate                              35.0%           35.0           35.0%
Tax-exempt income                                              (6.8)           (7.2)          (7.5)
State income tax (net)                                          0.5             0.4            0.2
Other                                                           0.8             0.5            0.1
                                                             ------           -----          -----
  Effective income tax rate                                    29.5%           28.7%          27.8%
                                                             ======           =====          =====


On April 18, 1995 the Company and its subsidiaries separated from Allstate (See
Note 1). Effective April 11, 1995 the Company and its subsidiaries file a consolidated income tax return. Prior to that date, the Company was part of the consolidated return of Sears, Roebuck and Co. ("Sears"), the former parent company of Allstate Corp. The Company's share of consolidated federal income tax liability prior to April 11, 1995 was determined under a tax sharing agreement as part of the Sears tax group. Under the tax sharing agreement, the Company has continuing rights and obligations to Allstate and Sears for the tax effect of any changes in taxable income relating to the periods during which the Company was part of the Sears tax group. In July 1999, the Company received payment for income taxes receivable of $16.8 million (plus interest) from Allstate related to the filing of an amended return for prior years.

Section 832(e) of the Internal Revenue Code permits mortgage guaranty insurers to deduct, within certain limitations, additions to statutory contingency reserves (See Note 15). This provision was enacted to enable mortgage guaranty insurers to increase statutory unassigned surplus through the purchase of non-interest bearing "tax and loss bonds" from the federal government. The tax and loss bonds purchased are limited to the tax benefit of the deduction for additions to the contingency reserve. The Company purchased tax and loss bonds of $73.5 million, $47.4 million and $50.7 million in 1999, 1998 and 1997, respectively.

The Company paid income taxes of $10.5 million, $8.4 million and $8.4 million in 1999, 1998 and 1997, respectively.

The components of the deferred income tax assets and liabilities at December 31 are as follows:

(In thousands)                                                           1999           1998
------------------------------------------------------------------------------------------------
Deferred tax assets:
     Discount on loss reserves                                      $       6,253   $     4,422
     Unearned premium reserves                                              4,867         4,181
     Alternative minimum tax credit carryforward                           39,911        31,870
     Pension costs                                                          4,406         3,131
     Other assets                                                           7,981         4,355
                                                                    ----------------------------
         Total deferred tax assets                                         63,418        47,959
                                                                    ----------------------------

Deferred tax liabilities:
     Statutory contingency reserves                                        89,092        72,817
     Policy acquisition costs                                              23,549        21,562
     Unrealized net gains on investments                                   11,001        39,631
     Software development costs                                             7,570         7,423
     Other liabilities                                                      7,846         3,256
                                                                    ----------------------------
         Total deferred tax liabilities                                   139,058       144,689
                                                                    ----------------------------
             Net deferred tax liability                             $      75,640   $    96,730
                                                                    ----------------------------

NOTE 9.  FINANCIAL INSTRUMENTS

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

                                                          1999                                   1998
-------------------------------------------------------------------------------------------------------------------
                                                Carrying          Estimated            Carrying         Estimated
(In thousands)                                    Value          Fair Value             Value           Fair Value
----------------------------------------------------------------------------       --------------------------------
8.247% Long-term debt                      $        99,542     $      92,252       $       99,476    $      103,997
9.322% Redeemable preferred
      capital securities                   $        99,075     $      90,041       $       99,040    $      107,075
7.00% Long-term debt                       $        45,825     $      47,300       $            -    $            -

A number of the Company's significant assets and liabilities, including deferred policy acquisition costs, property and equipment, loss reserves, unearned premiums and deferred income taxes are not considered financial instruments.

NOTE 10.  BENEFIT PLANS

As of April 18, 1995, all full-time employees and certain part-time employees of the Company participate in The PMI Group, Inc. Retirement Plan ("Plan"), a noncontributory defined benefit plan. The Plan has been funded by the Company to the fullest extent permitted by federal income tax rules and regulations. Also, certain employees earning in excess of $160,000 per year participate in The PMI Group, Inc. Supplemental Employee Retirement Plan, a noncontributory defined benefit plan. Benefits under both plans are based upon the employee's length of service, average annual compensation and estimated social security retirement benefits.

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















                        Remainder of Page to Remain Blank

The following table presents certain information regarding the Plan and the OPEB Plan as of December 31:


                                                              Pension Benefits                     Other Benefits
                                                              ----------------                     --------------
(In thousands, except percentages)                      1999        1998        1997        1999        1998        1997
                                                        ----        ----        ----        ----        ----        ----
Change in benefit obligation
Benefit obligation at January 1,                      $ 18,376    $ 11,381     $ 6,659     $ 4,219     $ 3,112     $ 2,782
Service cost                                             5,443       3,796       3,424         578         434         387
Interest cost                                            1,710       1,074         759         320         255         217
Actuarial loss (gain)                                    1,046       2,861         875      (1,139)        435        (269)
Benefits paid                                           (1,038)       (736)       (336)        (26)        (17)         (5)
                                                   ------------------------------------------------------------------------
Benefit obligation at December 31,                      25,537      18,376      11,381       3,952       4,219       3,112
                                                   ------------------------------------------------------------------------

Change in plan assets
Fair value of plan assets at January 1,                  8,877       5,204       2,896           -           -           -
Actual return on plan assets                             2,397         366         180           -           -           -
Company contribution                                     3,658       4,043       2,464          26          17           5
Benefits paid                                           (1,038)       (736)       (336)        (26)        (17)         (5)
                                                   ------------------------------------------------------------------------
Fair value of plan assets at December 31,               13,894       8,877       5,204           -           -           -
                                                   ------------------------------------------------------------------------

Funded status
Funded status of plan at December 31,                  (11,643)     (9,499)     (6,177)     (3,952)     (4,219)     (3,112)
Unrecognized actuarial loss (gain)                       2,891       3,583         505      (1,460)       (320)       (781)
Unrecognized prior service cost                              -           -           -         245         265         284
                                                   ------------------------------------------------------------------------
Accrued and recognized benefit cost                   $ (8,752)   $ (5,916)   $ (5,672)   $ (5,167)   $ (4,274)   $ (3,609)
                                                   ------------------------------------------------------------------------

Components of net periodic benefit cost
Service cost                                           $ 5,443     $ 3,796     $ 3,424       $ 578       $ 434       $ 387
Interest cost                                            1,710       1,074         759         320         255         217
Expected return on assets                                 (893)       (515)       (295)          -           -           -
Prior service cost amortization                              -           -           -          20          20          20
Actuarial loss (gain) recognized                           234         (68)        (95)          -         (26)        (28)
                                                   ------------------------------------------------------------------------
Net periodic benefit cost                              $ 6,494     $ 4,287     $ 3,793       $ 918       $ 683       $ 596
                                                   ------------------------------------------------------------------------

Weighted-average assumptions
Discount rate                                            8.00%       6.75%       7.25%       8.00%       6.75%       7.25%
Expected return on plan assets                           8.50%       8.50%       8.50%         N/A         N/A         N/A
Rate of compensation increase                            5.50%       5.50%       5.50%         N/A         N/A         N/A
Health care cost trend on covered charges                  N/A         N/A         N/A       6.00%       6.00%       6.00%

Sensitivity of retiree welfare results. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                            I-Percentage-                 I-Percentage-
(In thousands)                                              Point Increase                Point Decrease
-----------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components             226                     $    171
Effect on accumulated postretirement benefit obligations          1,163                          892

Savings and Profit Sharing Plans. As of April 18, 1995, certain employees of the Company were eligible to participate in The PMI Group, Inc. Savings and Profit Sharing Plan ("401K Plan") covering both salaried and hourly employees. Eligible employees who participate in the 401K Plan receive, within certain limits, matching Company contributions. Costs relating to the 401K Plan amounted to $2.7 million, $2.1 million, and $1.2 million for 1999, 1998 and 1997, respectively.

NOTE 11.  DEBT AND CREDIT FACILITIES

Long-term Debt - On November 15, 1996, the Company issued unsecured debt securities in the face amount of $100.0 million ("Notes"). The Notes mature and are payable on November 15, 2006 and are not redeemable prior to maturity. No sinking fund is required or provided for prior to maturity. Interest on the Notes is 6.75% and is payable semiannually. Interest payments of $6.8 million were made during 1999, 1998 and 1997.

On August 3, 1999, PMI Holdings, along with TPG as guarantor, entered into a credit agreement with Bank of America, N.A. ("Bank"). PMI Holdings borrowed $45.8 million ("Loan") at a six month adjustable rate which equals the Australia Bank Bill Buying Rate plus a specified margin that is dependant on the TPG's senior debt rating. The proceeds of the Loan were used to finance the purchase of PMI Ltd. Principal payments in equal 10% installments are due annually beginning August 3, 2001 and continue through August 3, 2005. The final 50% principal payment is due August 3, 2006. Concurrently, on August 3, 1999, PMI Holdings along with TPG as guarantor entered into a Swap Transaction ("Swap") with the Bank. The Swap effectively fixed the interest rate on the Loan to 7.0%. The net interest effect of the Swap is reported as an adjustment of interest expense. The fair value of the Swap agreement is not recognized in the financial statements. Other provisions of the Swap do not have a material effect on the Loan. No interest payments were made during 1999.

The terms of the Loan, provide, in part, that (1) TPG's consolidated net worth shall not be less than $600 million; (2) PMI's statutory capital (as defined) shall not be less than $675 million; (3) the risk to capital ratio of PMI shall not exceed 23 to 1; and (4) TPG's consolidated debt to capital ratio shall not exceed 0.40 to 1.0. In addition, PMI's and PMI Ltd.'s ability to pay dividends or incur additional indebtedness is restricted. Failure to maintain such financial covenants or debt restrictions may be deemed an event of default. Pursuant to the guarantee executed by TPG in connection with the Loan, if an event of default occurs under the Loan, or under any other indebtedness, all outstanding amounts under the credit agreement may be accelerated and become immediately payable by TPG.

Lines of Credit - The Company has two lines of credit agreements ("Lines"), each in the amount of $25.0 million. The Lines have final maturities of February 2001 and December 2001 and commitment fees of 8.0 and 6.5 basis points, respectively. Both Lines may be used for general corporate purposes. There were no amounts outstanding on the Lines at December 31, 1999 or 1998.

NOTE 12. COMMITMENTS AND CONTINGENT LIABILITIES

Leases - The Company leases certain office facilities and equipment. Minimum rental commitments under non-cancelable operating leases with a remaining term of more than one year as of December 31, 1999 are as follows:

(In thousands)                                     Amount
-----------------------------------------------------------
Year ending December 31:
 2000                                           $   8,842
 2001                                               7,412
 2002                                               6,416
 2003                                               5,316
 2004                                               4,550
                                                -----------
   Total                                        $  32,536
                                                ===========


The Company renewed its corporate headquarters lease for 5 years in 1999 with a 5 year renewal option. Such minimum expected rentals are included in the above amounts.

Total rent expense for all leases was $9.6 million, $9.0 million and $7.6 million in 1999, 1998 and 1997, respectively.

Legal Proceedings - On December 17, 1999, G. Craig Baynham and Linnie Baynham (collectively, the "Plaintiffs") filed a putative class action suit against PMI. The complaint captioned G. Craig Baynham and Linnie Baynham v. PMI Mortgage Insurance Co., (case no. CV199-241) was filed in the United States District Court For The Southern District of Georgia, State of Georgia and alleges that PMI entered into agreements or understandings with mortgage lenders that PMI would provide pool insurance or other benefits to the lenders at preferential, below market rates, in return for the lenders' designation of PMI as the mortgage insurer for mortgages originated by the lenders. Based on the alleged conduct, Plaintiffs assert a cause of action on behalf of the proposed class of mortgage insurees against PMI for violation of section 8 of the Real Estate Settlement Procedures Act ("RESPA") 12 U.S.C. (S)2607(a). Plaintiffs seek relief under RESPA's treble damage provision, along with injunctive relief and attorneys' fees and expenses. The complaint also seeks to certify a class of persons who, on or after January 1, 1996 obtained or obtain federally related mortgage loans for single-to four family homes, whose loans include primary mortgage insurance, reinsurance contracts, contract underwriting services, or financing agreements from PMI.

The Company understands that several other mortgage insurance companies have been named as defendants in lawsuits with similar allegations recently filed in the same federal court as the case pending against PMI. The Company intends to contest this action vigorously and based on information presently available to the Company, management believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's financial position or results of operations.

Various other legal actions and regulatory reviews are currently pending that involve the Company and specific aspects of its conduct of business. In the opinion of management, the ultimate liability in one or more of these actions is not expected to have a material effect on the financial condition or results of operations of the Company.


NOTE 13. COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED CAPITAL SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURE OF THE COMPANY

On February 4, 1997, TPG, through a wholly-owned trust, privately issued $100.0 million of 8.309% preferred capital securities, Series A ("Capital Securities"). The Capital Securities are redeemable after February 1, 2007, at a premium or upon occurrence of certain tax events, and mature on February 1, 2027. The net proceeds, totaling $99.0 million, were used for general corporate purposes, including common stock repurchases and additions to the investment portfolio. The Capital Securities were issued by PMI Capital I ("Issuer Trust"). The sole asset of the Issuer Trust consists of $103.1 million principal amount of a junior subordinated debenture ("Debenture") issued by TPG to the Issuer Trust. The Debenture bears interest at the rate of 8.309% per annum and matures on February 1, 2027. The amounts due to the Issuer Trust under the Debenture and the related income statement amounts have been eliminated in the Company's consolidated financial statements. Distributions on the Capital Securities occur on February 1 and August 1 of each year. The obligations of TPG under the Debenture and a related guarantee and expense agreement constitute a full and unconditional guarantee by TPG of the Issuer Trust's obligations under the Capital Securities. The Capital Securities are subject to mandatory redemption under certain circumstances. Distribution payments of $8.3 million were made in 1999 and 1998, respectively.


NOTE 14.  DIVIDENDS AND SHAREHOLDERS' EQUITY

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

Dividends - The ability of the Company to pay dividends is dependent on business conditions, income, cash requirements of the Company, receipt of dividends from PMI, restrictions contained in the Company's credit agreements, indentures, various credit rating agencies and other relevant factors. PMI's ability to pay dividends to TPG is limited, among other restrictions, under Arizona law. The payment of dividends by PMI without the prior approval of the Arizona State Insurance Department is limited to formula amounts based on net income, net investment income, and capital and surplus, including unassigned surplus, determined in accordance with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. Limitations on PMI's risk-to-capital ratio also effectively limit PMI's ability to pay dividends because the payment of dividends reduces statutory capital. Various state regulatory authorities impose a limitation that the risk-to-capital ratio may not exceed 25 to 1. In addition, under a support agreement with Allstate, PMI is prohibited from paying any dividend that would cause its risk-to-capital ratio to equal or exceed 23 to 1 (See Note 17). Management believes that PMI's dividend restrictions have not had, and are not expected to have, a significant impact on TPG's ability to meet its cash obligations. Under the most restrictive dividend limitations, the maximum amount of dividends that PMI can distribute to TPG at December 31, 1999, without prior regulatory approval is $13.4 million. PMI paid ordinary and, after obtaining regulatory approval, extraordinary dividends to TPG totaling $94.3 million and $100.0 million in the years ended December 31, 1999 and 1998, respectively. APTIC paid ordinary dividends to TPG totaling $3.0 million and $3.2 million in the years ended December 31, 1999 and 1998, respectively.

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

Pursuant to the Runoff Support Agreement (See Note 17), the Company has agreed that, in the event that Allstate makes a payment contemplated by the Allstate Support Agreements or the Runoff Support Agreement, Allstate will have the right to receive preferred stock of TPG or PMI with a liquidation preference equal to the amount of such payment. Such preferred stock will rank senior in right of payment to the issuer's common stock and, so long as such preferred stock is outstanding, the issuer thereof will be prohibited from paying any dividends or making any other distributions on its common stock.

Equity Incentive Plan and Directors Plan - During 1998, the Company amended and restated The PMI Group, Inc. Equity Incentive Plan ("Equity Incentive Plan") and The PMI Group, Inc. Stock Plan for Non-Employee Directors ("Directors Plan") as amended provide for an aggregate of 3,750,000 shares of common stock reserved for issuance to directors, officers, and employees of TPG and its subsidiaries. The Equity Incentive Plan provides for awards of both non-qualified stock options and incentive stock options, stock appreciation rights, restricted stock subject to forfeiture and restrictions on transfer, and performance awards entitling the recipient to receive cash or common stock in the future following the attainment of performance goals determined by the Board of Directors. Generally, options are granted with an exercise price equal to the market value on the date of grant, expire ten years from the date of grant and have a three-year vesting period. The Directors Plan provides that each director who is not an employee of the Company or its subsidiaries will receive an annual grant of up to 450 shares of common stock and will receive stock options for 2,250 shares annually, after an initial option of up to 4,500 shares. The shares will be granted on June 1 of each year or as soon as administratively practicable after each anniversary of the director's commencement of service.

The following is a summary of activity in the Equity Incentive Plan and the Directors Plan during 1999, 1998 and 1997:

                                             1999                              1998                                   1997
-----------------------------------------------------------------------------------------------------------------------------------
                                                   Weighted                          Weighted                         Weighted
                                   Shares           Average         Shares           Average           Shares         Average
                                 Under Option    Exercise Price  Under Option        Exercise Price Under Option      Exercise Price
                                 ------------    --------------  ------------        -------------- ------------      --------------
Options outstanding at
    beginning of year              1,375,051   $         35.83         924,582     $    28.20             807,906   $    24.27
Options granted                      588,756             29.54         549,975          47.36             309,465        36.41
Options exercised                   (106,120)            25.07         (77,892)         23.78            (138,980)       22.89
Options forfeited                    (37,192)            42.93         (21,614)         42.81             (53,810)       28.79
                            -----------------------------------  --------------------------------  ----------------------------
Outstanding at end of year         1,820,495   $         34.26       1,375,051     $    35.83             924,582   $    28.20
                            -----------------------------------  --------------------------------  ----------------------------

Exercisable at year end              746,398   $         30.74         604,467     $    26.05             345,497   $    23.52
Reserved for future grants            45,654                 -         597,218              -           1,115,159            -

-------------------------------------------------------------------------------------------------------------------------------
Note: The weighted average remaining contractual life of shares under option was
8.0 years (for an exercise price between $19.66 and $50.83) in 1999, 8.0 years
($32.14 and $76.25) in 1998 and 8.0 years ($32.14 and $67.97) in 1997.
-----------------------------------------------------------------------------------------------------------------------------------

As discussed in Note 2, the Company accounts for stock-based compensation under APB No. 25 and its related interpretations. SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro-forma net income and earnings per share using the fair value method. The fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: dividend yield of 0.35% for the 1999 options, 0.26% and 0.28% for the 1998 options, and 0.29% to 0.37% for the 1997 options; expected volatility range of 30.77% and 32.52% for the 1999 options, 21.92% and 23.15% for the 1998 options, and 20.61% to 21.90% for the 1997 options; risk-free interest rates of 5.12%, 5.25%, 5.55%, 5.81% and 5.79% for the 1999 options, 5.45% and 5.58% for the 1998 options, and 6.06%, 6.43%, 6.36%,
6.18% and 5.86% for the 1997 options; and an expected life of four years following the vesting. Forfeitures are recognized as they occur.

If the computed fair values of the 1999, 1998 and 1997 awards had been amortized to expense over the vesting period of the awards, the Company's net income, basic net income per share and diluted net income per share would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share amounts)                1999             1998              1997
--------------------------------------------------  -------------  ----------------  ----------------
Net income:                       As reported     $    204,466   $      190,360    $      175,309
                                  Pro-forma            201,553          187,776           174,487

Basic earnings per share:         As reported     $       4.55   $         4.04    $         3.50
                                  Pro-forma               4.49             3.99              3.49

Diluted earnings per share:       As reported     $       4.52   $         4.03    $         3.49
                                  Pro-forma               4.45             3.97              3.47

Equity Stock Purchase Plan - In February 1999, the Company's Board of Directors adopted the 1999 PMI Group, Inc. Employee Stock Purchase Plan (the "ESPP") and shareholder approval was granted during the Company's 1999 Annual Meeting. A total of 300,000 shares of the Company's authorized but unissued common stock has been made available under the ESPP. The ESPP allows eligible employees to purchase shares of the Company's stock at a discount of 15 percent of the beginning-of-period or end-of-period (each period being a six month enrollment period) fair market value of the stock, whichever is lower. Under the ESPP, the Company sold approximately 13,578 shares in 1999. The Company applies APB 25 in accounting for the ESPP. The pro forma effect on the Company's net income and earnings per share had compensation cost been determined under SFAS 123 was deemed immaterial in 1999.

NOTE 15.  STATUTORY ACCOUNTING

The Company's domestic insurance subsidiaries prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by their respective state's Department of Insurance, which is a comprehensive basis of accounting other than GAAP. The principles used in determining statutory financial amounts differ from GAAP primarily for the following reasons:

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

     Under statutory accounting practices, insurance policy acquisition costs are charged against operations in the year incurred. Under GAAP, these costs are deferred and amortized in proportion to the estimated gross profits over the life of the policies. (See Note 6, "Deferred Acquisition Costs.")

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

The statutory net income, statutory surplus and contingency reserve liability of PMI as of and for the years ended December 31 are as follows:

(In thousands)                          1999         1998         1997
---------------------------------------------------------------------------
Statutory net income                 $  270,301   $  214,040   $  227,148
                                     ======================================
Statutory surplus                    $  134,133   $  165,459   $  274,864
                                     ======================================
Contingency reserve liability        $1,238,140   $1,028,440   $  839,478
                                     ======================================


The differences between the statutory net income and equity presented above for PMI and the consolidated net income and equity presented on a GAAP basis primarily represent the differences between GAAP and statutory accounting practices as well as the results of operations and equity of other Company subsidiaries.

In March 1998, the NAIC adopted the Codification of Statutory Accounting Principles ("Codification"). The Codification, which is intended to standardize regulatory accounting and reporting for the insurance industry, is proposed to be effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices and it is uncertain when various states will require adoption of Codification for the preparation of statutory financial statements. PMI has not finalized the quantification of the effects of Codification on its statutory financial statements.

NOTE 16.  BUSINESS SEGMENTS

The Company's reportable operating segments include Mortgage Guaranty Insurance, International Mortgage Guaranty Insurance, and Title Insurance. The Mortgage Guaranty Insurance segment includes PMI, RGC,RIC,PMG,TIC and TSP. The Title Insurance segment consists of the results for APTIC. The International Mortgage Guaranty Insurance segment consists of PMI Holdings and PMI Ltd. The Other segment includes TPG, MSC, PCI, and SEC. Key products for each of the reportable segments are disclosed in Note 2, "Business and Summary of Significant Accounting Policies." The Other segment includes the income and expenses of the holding company, the results from the business of contract underwriting and software licensing, and the activity of an inactive broker-dealer.

The accounting policies of the segments are the same as disclosed in Note 2, "Business and Summary of Significant Accounting Policies." Intersegment transactions are not significant. The Company evaluates performance primarily based on segment net income.

The following tables present information about reported segment income (loss) and segment assets as of and for the periods indicated.

                                                                International
                                                  Mortgage         Mortgage
1999                                              Guaranty         Guaranty          Title                        Consolidated
(in thousands)                                   Insurance        Insurance        Insurance         Other            Total
--------------------------------------------------------------------------------------------------------------------------------
Premiums earned                                 $    447,214     $       11,291     $  100,118      $       -      $    558,623
                                                ------------     --------------     ----------      ---------      ------------
Net underwriting income (expenses)
   before tax-external customers                $    202,508     $        6,910     $   10,897      $  (9,015)     $    211,300
Investment income                                     79,020              4,611          1,633          3,326            88,590
Equity in earnings of affiliates                           -                  -              -          7,061             7,061
Interest expense                                          (3)            (1,307)             -         (7,244)           (8,554)
Distributions on preferred capital securities              -                  -              -         (8,311)           (8,311)
                                                ------------     --------------     ----------      ---------      ------------
   Income (loss) before income tax expense           281,525             10,214         12,530        (14,183)          290,086
Income tax expense (benefit)                          88,628              3,469          4,422        (10,899)           85,620
                                                ------------     --------------     ----------      ---------      ------------
Net income (loss)                               $    192,897     $        6,745     $    8,108      $  (3,284)     $    204,466
                                                ------------     --------------     ----------      ---------      ------------

   Total assets                                 $  1,764,125     $      182,586     $   46,484      $ 107,567      $  2,100,762
                                                ------------     --------------     ----------      ---------      ------------

--------------------------------------------------------------------------------------------------------------------------------

                                                    Mortgage
1998                                                Guaranty       Title                      Consolidated
(in thousands)                                     Insurance     Insurance      Other             Total
-------------------------------------------------------------------------------------------------------------
Premiums earned                                   $  411,922    $   79,304   $          -     $    491,226
                                                  ----------    ----------   ------------     ------------
Net underwriting income (expenses)
   before tax-external customers                  $  172,414    $    9,606   $     (9,049)    $    172,971
Investment income                                     97,989         1,427          6,676          106,092
Equity in earnings of affiliates                           -             -          3,225            3,225
Interest expense                                          (3)            -         (7,026)          (7,029)
Distributions on preferred capital securities              -             -         (8,311)          (8,311)
                                                  ----------    ----------   ------------     ------------
   Income (loss) before income tax expense           270,400        11,033        (14,485)         266,948
Income tax expense (benefit)                          78,732         4,182         (6,326)          76,588
                                                  ----------    ----------   ------------     ------------
Net income (loss)                                 $  191,668    $    6,851   $     (8,159)    $    190,360
                                                  ----------    ----------   ------------     ------------
   Total assets                                   $1,643,482    $   42,165   $     92,223     $  1,777,870
                                                  ----------    ----------   ------------     ------------

-------------------------------------------------------------------------------------------------------------



                                                  Mortgage
1997                                              Guaranty        Title                        Consolidated
(in thousands)                                   Insurance      Insurance         Other           Total
-------------------------------------------------------------------------------------------------------------
Premiums earned                                $     394,010  $      59,938   $          -   $       453,948
                                               -------------  -------------   ------------   ---------------
Net underwriting income (expenses)
   before tax-external customers               $     159,360  $       4,992   $     (9,822)  $       154,530
Investment and other income                           93,625          1,257          6,383           101,265
Equity in earnings of affiliates                           -              -          1,455             1,455
Interest expense                                           -              -         (6,766)           (6,766)
Distributions on preferred capital securities              -              -         (7,617)           (7,617)
                                               -------------  -------------   ------------   ---------------
   Income (loss) before income tax expense           252,985          6,249        (16,367)          242,867
Income tax expense (benefit)                          72,099          2,218         (6,759)           67,558
                                               -------------  -------------   ------------   ---------------
Net income (loss)                              $     180,886  $       4,031   $     (9,608)  $       175,309
                                               -------------  -------------   ------------   ---------------

Total assets                                   $   1,503,596  $      37,050   $    145,957   $     1,686,603
                                               -------------  -------------   ------------   ---------------

-------------------------------------------------------------------------------------------------------------

The Company did not have any major customers that accounted for more than 10% of its consolidated revenues for any of the years presented.

NOTE 17.  CAPITAL SUPPORT AGREEMENTS

PMI's claims-paying ratings from certain national rating agencies have, in the past, been based in significant part on various capital support commitments from Allstate and Sears ("Allstate Support Agreements"). On October 27, 1994, the Allstate Support Agreements were terminated with respect to policies issued after October 27, 1994, but continue in modified form (as so modified, the "Runoff Support Agreement") for policies written prior to such termination. Under the terms of the Runoff Support Agreement, Allstate may, at its option, either directly pay or cause to be paid, claims relating to policies written during the terms of the respective Allstate Support Agreements if PMI fails to pay such claims or, in lieu thereof, make contributions directly to PMI or TPG. In the event any amounts were so paid or contributed (which possibility management believes is remote), Allstate would receive subordinated debt or preferred stock of PMI or TPG in return. No payment obligations have arisen under the Runoff Support Agreement. The Runoff Support Agreement provides PMI with additional capital support for rating agency purposes.

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

On September 30, 1999, a CMG Capital Support Agreement was executed by PMI and CMIC whereby both parties agreed to contribute funds, under specified conditions, so as to maintain CMG's risk-to-capital at or below 18.0 to 1. As a 50% owner of CMG, PMI's obligation under the agreement is limited to an aggregate amount of $15 million, exclusive of capital contributions made prior to September 30, 1999. The previous CMG Capital Support Agreement, dated June 6, 1996, was superceded by execution of the new agreement. On December 31, 1999, CMG's risk-to capital ratio was 16.2 to 1.

On June 6, 1999 a Capital Support Agreement was entered into between PMI and PMI Ltd, where by PMI agrees that it will provide funds necessary to ensure that PMI Ltd is able to maintain a sufficient level of capital at all times. In addition, the agreement states that in no event shall the net assets of PMI Ltd be less than 2% of the net aggregate risk of PMI Ltd plus AUD $50,000,000.

As of December 31, 1999 the Company was in compliance with all covenants included in its capital support agreements.

NOTE 18.  QUARTERLY RESULTS (UNAUDITED)


                                          First Quarter         Second Quarter     Third Quarter      Fourth Quarter
                                         --------------         --------------     -------------      ---------------
                                         1999      1998           1999    1998     1999     1998      1999       1998
---------------------------------------------------------------------------------------------------------------------
                                                    (In thousands, except per share amounts)
Revenues                                155,251   150,634      156,173  147,469   178,194  167,409   180,506  155,397
                                      -------------------------------------------------------------------------------
Net income                               43,652    45,768       49,459   46,787    54,503   53,728    56,852   44,077
                                      -------------------------------------------------------------------------------
Basic EPS                                  0.97      0.94         1.10     0.98      1.22     1.16      1.27     0.97
                                      -------------------------------------------------------------------------------
Diluted EPS                                0.96      0.94         1.09     0.97      1.21     1.15      1.26     0.97
                                      -------------------------------------------------------------------------------
Diluted operating EPS *                    0.96      0.83         1.09     0.94      1.20     0.96      1.26     0.96
                                      -------------------------------------------------------------------------------

* Diluted operating earnings per share represents diluted earnings per share excluding realized capital gains and their related income tax effect.

Earnings per share is computed independently for the quarters presented. Therefore, the sum of the quarterly earnings per share amounts may not equal the total computed for the year. All period have been adjusted to reflect the company's 3 for 2 stock split.