Form 10-K, Exhibit 13
period 2000-12-31
PMI GROUP INC
filed 2001-04-02
CIK 935724

                                                                    EXHIBIT 13.1
                                                                    ------------
Item 6.  Selected Financial Data

                     ELEVEN-YEAR SUMMARY OF FINANCIAL DATA


(Dollars in thousands, except per share data                                          Year ended December 31,
 or otherwise noted)
---------------------------------------------------------------------------------------------------------------------------------
                                                      2000          1999          1998          1997          1996          1995
---------------------------------------------------------------------------------------------------------------------------------
Summary of consolidated operations

Net premiums written                           $   639,062    $   571,253   $   489,100   $   432,052   $   403,020   $   314,021
                                               ==================================================================================
Premiums earned                                $   634,362    $   558,623   $   491,226   $   453,948   $   412,738   $   328,756
Investment income                                  119,199         95,142        84,681        83,136        67,442        62,041
Net realized capital gains (losses)                    432            509        24,636        19,584        14,296        11,934
Other Income                                         8,578         15,850        20,366         7,979         6,948         2,309
                                               ----------------------------------------------------------------------------------
Total revenues                                     762,572        670,124       620,909       564,647       501,424       405,040
Total losses and expenses (1)                      388,706        380,038       353,961       321,780       279,318       224,499
                                               ----------------------------------------------------------------------------------
Income from continuing operations before taxes     373,866        290,086       266,948       242,867       222,106       180,541
Income (loss) from discontinued operations               -              -             -             -             -             -
Income tax expense (benefit) (2)                   113,654         85,620        76,588        67,558        64,188        45,310
                                               ----------------------------------------------------------------------------------
Net Income                                     $   260,212    $   204,466   $   190,360   $   175,309   $   157,918   $   135,231
                                               ==================================================================================
U.S Mortgage Insurance Operating Ratios

Loss ratio                                            18.9%          24.7%         32.8%         38.2%         41.9%         38.5%
Net expense ratio (3)                                 25.3%          29.2%         25.5%         22.7%         18.4%         24.9%
                                               ----------------------------------------------------------------------------------
Combined ratio                                        44.2%          53.9%         58.3%         60.9%         60.3%         63.4%
                                               ==================================================================================
Consolidated Balance Sheet Data

Total assets                                   $ 2,392,657    $ 2,100,762   $ 1,777,870   $ 1,686,603   $ 1,509,919   $ 1,304,440
Reserve for losses and loss
     adjustment expenses                       $   295,089    $   282,000   $   215,259   $   202,387   $   199,774   $   192,087
Long-term debt                                 $   136,819    $   145,367   $    99,476   $    99,409   $    99,342   $         -
Preferred capital securities of
    subsidiary trust                           $    99,109    $    99,075   $    99,040   $    99,006   $         -   $         -
Shareholders' equity                           $ 1,499,211    $ 1,217,268   $ 1,097,515   $ 1,061,180   $   986,862   $   870,503

Shares outstanding  (4)                         44,309,922     44,702,080    45,417,902    48,691,871    51,764,729    52,514,841



(Dollars in thousands, except per share data                              Year ended December 31,
 or otherwise noted)
---------------------------------------------------------------------------------------------------------------------
                                                       1994          1993          1992          1991         1990
---------------------------------------------------------------------------------------------------------------------
Summary of consolidated operations

Net premiums written                            $   277,747   $   291,089   $   208,602   $   143,305   $   120,532
                                               ======================================================================
Premiums earned                                 $   296,345   $   268,554   $   173,039   $   120,195   $   101,913
Investment income                                    56,774        45,733        40,847        40,402        38,261
Net realized capital gains (losses)                   3,064         1,229           686         1,335          (524)
Other Income                                          3,802             -             -             -             -
                                               ----------------------------------------------------------------------
Total revenues                                      359,985       315,516       214,572       161,932       139,650
Total losses and expenses (1)                       221,434       202,543       119,912        39,879        78,979
                                               ----------------------------------------------------------------------
Income from continuing operations before taxes      138,551       112,973        94,660       122,053        60,671
Income (loss) from discontinued operations                -       (28,863)        6,726         3,709         1,562
Income tax expense (benefit) (2)                     32,419        24,305       (10,911)       69,661         9,649
                                               ----------------------------------------------------------------------
Net Income                                      $   106,132   $    59,805   $   112,297   $    56,101   $    52,584
                                               ======================================================================
U.S Mortgage Insurance Operating Ratios

Loss ratio                                             40.5%         41.4%         33.2%          3.1%         47.4%
Net expense ratio (3)                                  30.1%         28.2%         27.0%         25.3%         25.5%
                                               ----------------------------------------------------------------------
Combined ratio                                         70.6%         69.6%         60.2%         28.4%         72.9%
                                               ======================================================================
Consolidated Balance Sheet Data

Total assets                                    $ 1,097,421   $   985,129   $   815,136   $   663,215   $   569,550
Reserve for losses and loss
     adjustment expenses                        $   173,885   $   135,471   $    94,002   $    78,045   $   115,805
Long-term debt                                  $         -   $         -   $         -   $         -   $         -
Preferred capital securities of
    subsidiary trust                            $         -   $         -   $         -   $         -   $         -
Shareholders' equity                            $   687,178   $   575,300   $   513,583   $   399,489   $   338,632
Shares outstanding  (4)                         $52,500,000   $52,500,000   $52,500,000   $52,500,000   $52,500,000

Per Share Data

Net income
 Operating (3)                                   $      5.85    $      4.51    $      3.69    $      3.23    $      2.83
 Basic                                           $      5.88    $      4.55    $      4.04    $      3.50    $      3.01
 Diluted                                         $      5.78    $      4.52    $      4.02    $      3.49    $      3.00
Shareholders' equity                             $     33.83    $     27.23    $     24.16    $     21.79    $     19.06
Price/Earnings Ratio (5)                                11.7           10.8            8.9           14.9           13.0
Stock price (6) : Close                                67.69          48.81          32.92          48.20          36.92
                  High                                 74.94          55.50          57.00          49.32          40.00
                  Low                                  33.50          26.67          22.00          31.83          26.58
Cash dividends declared                          $      0.16    $      0.14    $      0.13    $      0.13    $      0.13

PMI Operating and Statutory Data

Number of policies in force                          820,213        749,985        714,210        698,831        700,084
Default rate                                            2.21%          2.12%          2.31%          2.38%          2.19%
Persistency                                             80.3%          71.9%          68.0%          80.8%          83.3%
Primary insurance in force (in millions)         $    96,914    $    86,729    $    80,682    $    77,787    $    77,312
Primary risk in force (in millions)              $    23,559    $    21,159    $    19,324    $    18,092    $    17,336
Statutory capital                                $ 1,617,519    $ 1,372,273    $ 1,193,899    $ 1,114,342    $   988,475
Risk-to-capital ratio                                 14.1:1         14.8:1         14.9:1         14.6:1         15.9:1
New insurance written                            $27,294,908    $28,732,505    $27,820,065    $15,307,147    $17,882,702
Policies issued                                      206,493        219,038        211,161        119,190        142,900
New insurance written market share                      16.7%          16.3%          14.8%          12.7%          14.1%
Return on equity                                        19.9%          18.5%          19.0%          18.3%          17.8%
Tax rate                                                30.4%          29.5%          28.7%          27.8%          28.9%

Total PMI Employee                                     1,117          1,113          1,016            916            586


Per Share Data

Net income
 Operating (3)                                  $      2.43      $      1.98     $      1.12     $      2.13     $     1.05
 Basic                                          $      2.58      $      2.02     $      1.14     $      2.14     $     1.07
 Diluted                                        $      2.57      $      2.02     $      1.14     $      2.14     $     1.07
Shareholders' equity                            $     16.58      $     13.09     $     10.96     $      9.78     $     7.61
Price/Earnings Ratio (5)                               12.5                -               -               -              -
Stock price (6) : Close                               30.17                -               -               -              -
                  High                                35.67                -               -               -              -
                  Low                                 24.00                -               -               -              -
Cash dividends declared                         $      0.10      $         -     $         -     $         -     $        -

PMI Operating and Statutory Data

Number of policies in force                         657,800          612,806         543,924         428,745        347,232
Default rate                                           1.98%            1.88%           1.81%           2.03%          2.38%
Persistency                                            86.4%            83.6%           70.0%           74.6%          85.2%
Primary insurance in force (in millions)        $     71,43      $    65,982     $    56,991     $    43,698     $   31,982
Primary risk in force (in millions)             $    15,130      $    13,243     $    11,267     $     8,676     $    6,481
Statutory capital                               $   824,156      $   659,402     $   494,621     $   456,931     $  372,568
Risk-to-capital ratio                                15.8:1           17.7:1          20.8:1          19.0:1         18.8:1
New insurance written                           $14,459,260      $18,441,612     $25,469,907     $19,463,000     $8,663,000
Policies issued                                     119,631          156,055         207,356         161,893         75,095
New insurance written market share                     13.2%            14.0%           18.6%           19.4%          15.9%
Return on equity                                       18.1%            17.3%           11.0%           24.6%          15.2%
Tax rate                                               25.1%            23.4%           21.5%          -11.5%          57.1%

Total PMI Employee                                      578              586             632             529            410

Per Share Data

Net income
 Operating (3)                                      $      1.01
 Basic                                              $      1.00
 Diluted                                            $      1.00
Shareholders' equity                                $      6.45
Price/Earnings Ratio (5)                                      -
Stock price (6) : Close                                       -
                  High                                        -
                  Low                                         -
Cash dividends declared                             $         -

PMI Operating and Statutory Data

Number of policies in force                             313,035
Default rate                                               2.38%
Persistency                                                86.5%
Primary insurance in force (in millions)            $    26,938
Primary risk in force (in millions)                 $     5,554
Statutory capital                                   $   314,037
Risk-to-capital ratio                                    18.6:1
New insurance written                               $ 5,795,000
Policies issued                                          49,943
New insurance written market share                         14.9%
Return on equity                                           16.8%
Tax rate                                                   15.9%

Total PMI Employee                                          400

    (1) In 1991, the Company significantly revised its estimate for losses and loss adjustment expense, reducing total losses by $42.1 million and the loss ratio by 35 percentage points, and increasing income from continuing operations by $27.8 million.
    (2) During 1991, the Company increased its tax liabilities and income tax expense by $40.9 million in light of an unfavorable judgment by the U.S. Tax Court. In 1992, the 1991 judgment was overturned, and the company re-evaluated its tax balances and reduced its tax liabilities and income tax expense by $30.9 million.
    (3) Excludes litigation settlement charges of $5.7 million pre-tax and $0.08 per share after-tax.
    (4) Per Share Data and shares outstanding adjusted to reflect 3-for-2 stock split.
    (5) Based on the closing price as of December 31, and on trailing twelve-month operating earnings.
    (6) Closing price as of December 31. High and low price for trailing twelve-month period.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

A number of written and oral statements made or incorporated by reference from time to time by us or our representatives in this document, other documents filed with the Securities and Exchange Commission, press releases, conferences, or otherwise that are not historical facts, or are preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates," or similar expressions, and that relate to future plans, events or performance are "forward-looking" statements within the meaning of the federal securities laws. Forward-looking statements in this document include:

   . our belief that the refinancing trend may continue to increase in the first half of 2001 and cause the penetration rate to decline;
   . our anticipation that negotiated bulk transactions will continue to be an increasing portion of total origination volume and cause volatility in the market share of mortgage insurers, including PMI Mortgage Insurance Co., or PMI, our primary operating subsidiary;
   . our expectation that the persistency rate will decrease in the first half of 2001;
   . our expectation that non-traditional loans insured by PMI will have higher delinquency and default rates;
   . our expectation that the amount of GSE pool risk written will continue to decrease in 2001;
   . our anticipation that the continued growth of captive reinsurance arrangements will reduce PMI's net premiums written and earned over the long-term;
   . our anticipation that the percentage of PMI's risk related to risk-share programs will continue to increase as a percentage of total risk in 2001; and
   . our anticipation that contract underwriting will continue to account for a significant portion of PMI's acquisition costs.

When a forward-looking statement includes a statement of the assumptions or bases underlying the forward-looking statement, we caution that, while it believes such assumptions or bases are reasonable and has made them in good faith, assumed facts or bases may vary from actual results, and the difference between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, we or our management expresses an expectation or belief as to future results, there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished. Our actual results may differ materially from those expressed in any forward-looking statements made by us. These forward-looking statements involve a number of risks or uncertainties including, but not limited to, the items addressed in the section titled "Investment Considerations" set forth below and other risks referred to from time to time in our periodic filings with the Securities and Exchange Commission.

All forward-looking statements made by us are qualified by and should be read in conjunction with the Investment Considerations set forth below and in our other periodic filings with the Securities and Exchange Commission. Except as may be required by applicable law, we and our management undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RESULTS OF CONSOLIDATED OPERATIONS:

2000 versus 1999

Our consolidated net income was $260.2 million for the year ended December 31, 2000, a 27.3% increase from 1999. The growth was due to:

   .  an increase in premiums earned of 13.6%;

   .  an increase in net investment income of 25.3%; and

   .  a decrease in losses and loss adjustment expenses of 8.5%.

This growth was partially offset by:

   .  an increase in underwriting and other operating expenses of 6.6%;

   .  an increase in interest expense of 19.4%; and

   .  a decrease in other income of 45.9%.

Diluted net income per share increased by 27.9% to $5.78. Diluted operating earnings per share, excluding realized capital gains and a one-time litigation settlement charge, increased by 29.7% to $5.85. Consolidated revenues increased by 13.8% to $762.6 million in 2000.

U.S. Mortgage Insurance Operations

Our primary operating subsidiary, PMI Mortgage Insurance Co., or PMI, generated approximately 78% of our consolidated revenues for the year ended December 31, 2000. During 2000, the total principal amount of mortgages newly insured by PMI, or PMI's new insurance written, decreased by 5.0% to $27.3 billion. The decrease was primarily the result of a decline in total residential mortgage origination activity and a corresponding decline in the total volume of the private mortgage insurance market, partially offset by a gain in PMI's market share.

As reported by the industry's trade association, Mortgage Insurance Companies of America, the private mortgage insurance industry experienced a 13.6% decrease from 1999 in total new insurance written to $163.1 billion in 2000. According to Inside Mortgage Finance, this decrease was primarily the result of the decline in total residential mortgage originations from $1.3 trillion in 1999 to $1.1 trillion in 2000. Total mortgage originations are driven significantly by interest rate fluctuations in the residential mortgage market. As mortgage rates rose during the first half of 2000, mortgage refinancing activity decreased, while originations of mortgages with respect to home purchases increased slightly. The shift from refinancing to purchase activity generally increases the private mortgage insurance penetration rate, which is the percentage of total mortgage originations insured by the private mortgage insurance industry. During the fourth quarter of 2000, declining mortgage rates resulted in increased mortgage refinancing activity. The private mortgage insurance penetration rate increased to 15.6% in 2000 from 14.7% in 1999. We believe that the refinancing trend may continue to increase in the first half of 2001 due to the expected low interest rate environment, which could cause the penetration rate to decline.

As reported by Mortgage Insurance Companies of America, the private mortgage insurance industry's market share of the total insured market increased to 58.6% from 52.4% in 1999. We believe the increase was due primarily to market expansion through secondary market bulk transactions. Secondary market bulk transactions are negotiated transactions in which we insure a large group of loans or commit to insure new loans on agree upon terms. Secondarily, we believe that this increase was due to the increase in 2000 of the maximum single-family principal balance loan limit eligible for purchase by Fannie Mae and Freddie Mac, or the GSEs, to $252,700. An increase in the GSEs' loan limit increases the number of loans eligible for mortgage insurance and the size of the mortgage insurance market. According to Inside Mortgage Finance, PMI's market share of new insurance written increased to 16.7% in 2000 from 15.0% in 1999. On a combined basis with CMG Mortgage Insurance Company, or CMG, PMI's partially owned subsidiary, PMI's market share increased to 18.1% in 2000 from 16.3% in 1999 according to Inside Mortgage Finance. We believe the increase in market share was due to risk-sharing products, which are insurance products in which a portion of the risk is shared with the insured or a party related to the insured, and negotiated secondary market bulk transactions offered by PMI. Approximately 34% of new insurance written in 2000 was subject to captive mortgage reinsurance agreements, which are reinsurance products in which a portion of the risk insured with PMI is reinsured with an affiliate of the insured. In comparison, in 1999 approximately 25% of new insurance written was subject to captive mortgage reinsurance agreements. Negotiated bulk transactions with primary mortgage insurance accounted for approximately 21% of new insurance written in 2000, compared to approximately 2% in 1999. We anticipate that negotiated secondary market bulk transactions will continue to be an increasing portion of total volume of insurance originated in the residential mortgage insurance market. We also expect that there will be volatility in the market share of individual companies, including PMI, as a result of these transactions.

New insurance written was $27.3 billion in 2000 compared to $28.7 billion in 1999. PMI's new insurance written does not include primary mortgage insurance placed upon loans more than 12 months after loan origination or pool transactions. PMI's insurance in force increased by 11.7% to $96.9 billion as of December 31, 2000. Insurance in force refers to the current principal balance of all mortgage loans with primary insurance as of a given date. On a combined basis with CMG, insurance in force grew by 12.4% to $104.0 billion at the end of 2000. PMI's primary risk in force at December 31, 2000 was $23.6 billion, an 11.3% increase from 1999. Primary risk in force is the dollar amount equal to the product of each individual insured mortgage loan's current principal balance multiplied by the percentage specified in the policy of the claim amount that would be subject to payment in the event of a claim. On a combined basis with CMG, risk in force increased by 12.1% to $25.3 billion as of December 31, 2000. The growth in insurance in force and risk in force was due in part to a decrease in the cancellation of insurance and a corresponding increase in the percentage of insurance policies at the beginning of a period that remain in force at the end of the period, which is referred to as persistency. Cancellations of insurance in force decreased by 23.1% to $17.1 billion, primarily due to lower refinancing activity in 2000 than in 1999. PMI's new insurance written from refinancing activity as a percentage of total insurance written decreased to 10.1% in 2000 from 22.3% in 1999. As a result of the decrease in policy cancellations, PMI's persistency rate increased to 80.3% at December 31, 2000 compared with 71.9% at December 31, 1999. Due to the anticipated declining interest rate environment in the first half of 2001, we expect persistency to decrease during that period.

Non-traditional loans, including Alternative A and less than A quality loans, accounted for approximately 19% of PMI's new insurance written in 2000. In comparison, less than 2% of new insurance written was non-traditional loans in 1999. Generally, non-traditional loans are insured through negotiated secondary market bulk transactions. Loan characteristics, credit quality, loss development, pricing structures and lower persistency related to these non-traditional loans can be significantly different than PMI's traditional primary business. We expect higher delinquencies and default rates for non-traditional loans and incorporate these assumptions into our pricing. However, insurance on non-traditional loans might not generate the same returns as the standard business and the premiums generated by this insurance might not adequately offset the associated risk.

GSE pool insurance risk written was $106.0 million in 2000 compared to $230.9 million in 1999. Pool insurance is a type of mortgage insurance that covers all or a percentage of a loss on individual mortgage loans held within a group or pool of loans up to an agreed aggregate limit for the pool. We expect that the amount of GSE pool risk written will continue to decrease in 2001. GSE pool risk in force at December 31, 2000 was $785.6 million and $681.4 million at December 31, 1999.

In 1995, the GSEs increased the amount of mortgage insurance coverage they required lenders to maintain and, as a result, PMI's percentage of risk in force with deeper coverage percentages increased and contributed to the growth in premiums earned. The coverage percentage is the percentage of the total amount of a loan subject to payment by mortgage insurance in the event of a claim. In 1999, the GSEs reduced the coverage percentage required for some loans approved for purchase by the GSEs' automated loan underwriting systems. In addition, the GSEs will further reduce the coverage percentage required on loans approved for purchase by their automated underwriting systems if lenders pay a delivery fee to the GSEs. We believe that the changes by the GSEs to mortgage insurance coverage requirements, if widely accepted by lenders, could materially decrease PMI's level of primary risk in force and growth of premiums written. PMI's average coverage percentage on insurance in force was 24.3% at December 31, 2000 and 24.4% at December 31, 1999.

The GSEs also offer new products for which the GSEs restructure the primary insurance coverage for insured loans they purchase by reducing primary insurance coverage and adding a second layer of insurance coverage, usually in the form of pool insurance. These programs may provide for the provision of services by the GSEs to the mortgage insurer and payment of fees by the mortgage insurer to the GSEs for the reduced coverage or the services provided.

Net premiums written was $498.3 million for the year ended December 31, 2000, an 8.5% increase from 1999. Net premiums written refers to the amount of premiums received during a given period, net of refunds and premiums ceded under reinsurance arrangements, including captive reinsurance arrangements. This increase was primarily due to the growth of insurance and risk in force, discussed above, offset by a one-time increase to net premiums written in the third quarter of 1999 due to a recapture agreement of an old pool reinsurance arrangement with Forestview and the increased ceded premiums written. This agreement is discussed in more detail in Note 6 "Reinsurance" of the notes to our consolidated financial statements. The old pool insurance in force was $1.39 billion as of December 31, 2000 and $1.41 billion as of December 31, 1999. Ceded premiums written increased by 13.1% to $39.9 million resulting from the increase in captive reinsurance arrangements during 2000. Refunded premiums decreased by 28.2% to $11.2 million due to the decrease in policy cancellations in 2000. We anticipate that the continued growth of captive reinsurance arrangements will reduce our net premiums written and earned over the long-term. The amount of premiums recognized as revenue for accounting purposes, or premiums earned, increased 12.6% to $503.7 million in 2000 primarily due to the increase in premiums written. Primary risk in force under risk-sharing programs with PMI's customers represented 28.3% of primary risk in force at December 31, 2000 compared to 20.2% at December 31, 1999. We anticipate that the percentage of PMI's risk in force related to risk-sharing programs will continue to increase as a percentage of total risk in force in 2001.

Losses and loss adjustment expenses decreased by 13.7% to $95.3 million in 2000, primarily due to the continuing improvement of the housing market nationwide, and in particular California, and the corresponding decrease in claim payments. Loans in default increased by 13.8% from 1999 to 18,093 at December 31, 2000, primarily due to the maturation of the 1996, 1997 and 1998 books of business and to a higher level of defaults on non-traditional loans. The default rate, which is the percentage of insured loans in force that are in default at a given date, for PMI's primary insurance increased slightly to 2.21% at December 31, 2000 from 2.12% at December 31, 1999.

Claims paid on direct, primary insurance decreased by 16.2% to $66.7 million, due to a 6.0% decline in the average claim size to $18,973 and a 10.8% decline in the number of claims paid to 3,518. The reduction in average claims size was due in part to a reduced percentage of claims originating from the California book of business, and strengthened loss reduction efforts by PMI and its customers. The decrease in the number of claims paid was due to the improvement of the national housing market and overall economic expansion.

The default rate on PMI's California portfolio decreased to 2.26% at December 31, 2000, from 2.59% at December 31, 1999. Claims paid for the policies written in California accounted for approximately 13% of the total dollar amounts of claims paid in 2000 compared to 29% in 1999.

Underwriting and other operating expenses, including amortization of policy acquisition costs and non-acquisition related operating costs, decreased to $131.7 million in 2000 from $134.3 million in 1999, due in part to an increase in costs related to non-mortgage insurance operations allocated to the holding company. Mortgage insurance policy acquisition costs incurred and deferred decreased by 14.7% to $73.3 million in 2000 primarily due to the decrease in new insurance written. Amortization of deferred policy acquisition costs decreased by 3.6% to $77.3 million primarily due to the decrease in acquisition costs. A significant portion of PMI's policy acquisition costs relates to contract underwriting. New policies processed by contract underwriters represented approximately 23% of new insurance written in 2000 compared to approximately 29% in 1999. We anticipate that contract underwriting will continue to account for a significant portion of PMI's acquisition costs. Other operating expenses increased slightly due to the litigation settlement incurred in the fourth quarter of 2000 and payroll-related expense, offset by the increased costs allocated to the holding company.

The mortgage insurance loss ratio, which is the ratio of incurred losses to net premiums earned, decreased by 5.8 percentage points to 18.9% in 2000. Incurred losses are the total amount of estimated future claim payments, including a number of related expenses. The decline was attributed primarily to the decrease in losses and loss adjustment expenses coupled with the increase in premiums earned. The net expense ratio decreased by 3.9 percentage points to 25.3% in 2000, primarily due to the decrease in the amortization of deferred policy acquisition costs along with the increase in net premiums written. The net expense ratio is the ratio of underwriting and operating expenses to the net amount of premiums received during a given period. The combined ratio, which is the sum of the loss ratio and the net expense ratio, decreased by 9.7 percentage points to 44.2% in 2000.

On December 15, 2000, we announced that PMI had entered into an agreement to settle the putative class action lawsuit filed against PMI in December 1999. To account for the settlement, PMI took an after-tax charge against fourth quarter 2000 earnings of $0.08 per share, which represented the cost of settlement, estimated to be between $20 million to $22 million, less anticipated insurance recovery. We can not be sure that our estimate of the amount of insurance payments that we will receive will be achieved. If we do not receive these estimated insurance payments, our financial condition and results of operations could suffer. If the Court does not approve the settlement, the litigation will continue. In that event, there can be no assurance that the final outcome of the litigation will not have a material adverse effect on the Company's financial condition.

International Mortgage Insurance Operations

On August 6, 1999, we acquired PMI Ltd, a mortgage insurance operation in Australia and New Zealand. Accordingly, our results of operations for 2000 are not comparable to the prior year. Effective January 1, 2000, we changed our accounting policy for international subsidiaries and affiliates to report operations on a one-month lag from our domestic operations. Therefore, the results of our foreign operations for the year ended December 31, 2000 represented eleven months of activity. In addition, the results of PMI Ltd were affected by currency fluctuation in Australian dollars in 2000. Net income for PMI Ltd was $16.4 million for the year ended December 31, 2000 compared to $6.7 million for the period from August 6 to December 31, 1999. PMI Ltd generated $36.8 million of net premiums written and $26.6 million in net premiums earned during 2000, compared to $12.1 million of net premiums written and $11.3 million in net premiums earned for the period from August 6 to December 31, 1999. Losses and loss adjustment expenses were $5.7 million in 2000 compared to $1.2 million for the period from August 6 to December 31, 1999. Underwriting and other expenses were $9.9 million in 2000 compared to $4.5 million for the period from August 6 to December 31, 1999. Financial results for the operations in Hong Kong were immaterial in 2000. In February 2001, PMI began its European operation in Dublin, Ireland.

Title Insurance Operations

Net income for American Pioneer Title Insurance Co., or APTIC, was $6.2 million for the year ended December 31, 2000 compared to $8.1 million in 1999. Title insurance premiums earned increased 3.9% to $104.0 million in 2000, primarily due to continued geographic expansion efforts, offset by the decrease in residential mortgage originations. APTIC is licensed in 44 states and the District of Columbia. During 2000, approximately 64% of APTIC's premiums earned was generated from the State of Florida compared with 73% in 1999. Underwriting and other expenses increased by 6.9% to $94.3 million primary due to an increase in agency fees and commissions related to the increase in premiums earned and to the costs associated with expansion efforts. The combined ratio for our title insurance operations increased by 3.6 percentage points to 92.7% in 2000.

Other

Our net investment income, excluding realized capital gains was $119.2 million, a 25.3% increase from 1999. This increase was primarily due to the growth in our investment portfolio of $260.9 million and an increase in equity earnings of $4.6 million to $11.6 million in 2000. Investments in affiliates increased to $131.8 million at December 31, 2000 from $91.5 million at December 31, 1999, due primarily to additional capital investments in unconsolidated subsidiaries and their earnings. The pre-tax current portfolio book yield was 5.9% in 2000 and 6.0% in 1999. Net realized capital gains decreased slightly to $0.4 million in 2000. Interest expense increased by $1.7 million to $10.2 million due to a full year of interest incurred for 2000 on the bank note issued in connection with the acquisition of PMI Ltd.

Other income, which was generated primarily by PMI Mortgage Services Co., or MSC, decreased to $8.2 million in 2000 from $15.8 million in 1999, primarily due to a decrease in contract underwriting services and to an IRS tax refund in 1999. Other expenses, which were incurred by the holding company and MSC, increased by 36.5% to $33.9 million in 2000. This increase was primarily due to the increased expense allocation to the holding company related to international expansion and diversification efforts as well as increased salaries and bonuses.

Our effective tax rate increased to 30.4% in 2000 from 29.5% in 1999 as a result of the increase in domestic and international underwriting operations relative to tax-exempt investment income.

1999 versus 1998

Consolidated net income was $204.5 million in 1999, a 7.4% increase over 1998. The growth was due to increases in premiums earned of 13.7% and in net investment income of 12.4% as well as a decrease in losses and loss adjustment expenses of 17.0%. This was partially offset by an increase in acquisition, underwriting and other operating expenses of 23.5% and a decrease in realized capital gains of $24.1 million. These results included the operations of PMI Ltd from the acquisition date of August 6 through December 31, 1999, which contributed $6.7 million to net income. Diluted net earnings per share increased by 12.4% to $4.52 in 1999. Excluding realized capital gains, diluted operating earnings per share increased by 22.2% to $4.51. Consolidated revenues in 1999 increased by 7.9% to $670.1 million.

U.S. Mortgage Insurance Operations

PMI generated over 90% of our consolidated net income, which was derived from mortgage guaranty insurance written in the United States. During 1999, PMI's new insurance written increased by 1.7% to $28.3 billion primarily as a result of the growth in volume of the private mortgage insurance industry and the increase in PMI's market share. During 1999, PMI wrote an additional $0.5 billion of seasoned insurance, or mortgages insured over one year after the closing date, not included in new insurance written.

The private mortgage insurance industry, as reported by the industry's trade association, Mortgage Insurance Companies of America, experienced an increase in total new insurance written of 0.8% to a new record level of $188.9 billion. This increase was the result of the second highest year of total residential mortgage originations, estimated by Inside Mortgage Finance, at $1.3 trillion compared with $1.5 trillion in 1998. Total mortgage originations were driven primarily by continued low interest rates in the first half of the year. During the second half of the year, interest rates began to rise, which decreased refinance activity and increased the percentage of originations relating to home purchases. This shift from refinance activity to purchase money generally increases the percent of total mortgage originations insured by private mortgage insurance. This percentage increased to 14.7% in 1999 from 12.4% in 1998. The increase in new insurance written was partially offset by the decline in the private mortgage insurance companies' market share to 52.4% of loans with low down payments from 56.3% in 1998. We believe the decrease resulted in part from the increase in the maximum individual loan amount the FHA can insure.

PMI's market share of new insurance written increased to 15.0% in 1999 from 14.8% in 1998 according to Inside Mortgage Finance. On a combined basis with CMG, PMI's market share increased to 16.3% in 1999 compared with 16.1% in 1998. The increases in market share were primarily due to the acceptance by its customers of PMI's value added, risk sharing and GSE pool products. GSE pool risk in force totaled $681.4 million as of December 31, 1999 and $450.0 million as of December 31, 1998. Primary risk in force under risk-sharing programs with PMI's customers, excluding pool insurance, represented 20.2% of PMI's total risk in force at December 31, 1999, compared with 10.2% at December 31, 1998.

PMI's cancellations of insurance in force decreased by 10.8% to $22.2 billion in 1999 primarily due to a decrease in refinancing activity that resulted from the increase in interest rates during the second half of the year. As a result of the decrease in policy cancellations, PMI's persistency rate increased to 71.9% as of December 31, 1999, compared with 68.0% as of December 31, 1998.

Insurance in force increased by 7.4% to $86.7 billion at December 31, 1999. On a combined basis with CMG, PMI's insurance in force grew by 9.0% to $92.5 billion at December 31, 1999. PMI's market share of combined insurance in force increased by 0.2 percentage points to 15.5% according to Inside Mortgage Finance. PMI's risk in force increased by 9.5% and, when combined with CMG, grew by 10.8% to $22.6 billion. The growth rate of PMI's risk in force was greater than that of its insurance in force as a number of terminating policies were replaced by new policies with higher coverage percentages.

Mortgage insurance net premiums written grew by 12.0% to $459.1 million in 1999. This increase was primarily due to the growth of risk in force of both primary and pool insurance and the continued shift to deeper coverage percentages for primary insurance, the increase in the persistency rate and to the recapture agreement of the old pool business reinsured by Forestview Mortgage Insurance Company. The Forestview old pool risk in force was $1.4 billion at December 31, 1999. Refunded premiums decreased by 28.8% to $15.6 million as a result of the decrease in policy cancellations. Ceded premiums written increased by 32.5% to $22.3 million due to the increasing popularity and usage of captive reinsurance arrangements. Approximately 25% of new insurance written in 1999 was subject to captive mortgage reinsurance agreements. Mortgage insurance premiums earned increased 8.6% to $447.2 million in 1999 primarily due to the increase in premiums written, partially offset by an increase in unearned premiums related to Forestview.

The percentage of PMI's insurance in force with deeper coverage percentages continued to increase despite new product offerings by Fannie Mae and Freddie Mac. Mortgages with ratios of the original loan amount to the value of the property, referred to as loan-to-value ratios, greater than 95% and equal to or less than 97% with 35% insurance coverage increased to 4.5% of risk in force as of December 31, 1999, from 2.9% as of December 31, 1998. Mortgages with original loan-to-value ratios greater than 90% and equal to or less than 95% with 30% insurance coverage increased to 37.6% of risk in force as of December 31, 1999, from 34.4% as of December 31, 1998. Mortgages with original loan-to-value ratios greater than 85% and equal to or less than 90% with 25% insurance coverage increased to 31.8% of risk in force as of December 31, 1999, compared with 29.2% as of December 31, 1998.

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

Direct primary claims paid decreased by 32.8% to $79.6 million due to a 13.3% decrease in the average claim size to approximately $20,200 and a 22.3% decline in the number of claims paid to 3,945 in 1999. The reduction in average claims size is the result of a smaller percentage of claims originating from the California book of business and to increased loss mitigation efforts by PMI and lenders. The decrease in the number of claims paid was due to the improvement in nationwide housing markets and the overall national economic expansion.

The default rate on PMI's California portfolio decreased to 2.59%, representing 2,382 loans in default, at December 31, 1999, from 3.15%, representing 3,067 loans in default, at December 31, 1998. Policies written in California accounted for approximately 29% of the total dollar amount of claims paid in 1999 compared to 48.2% in 1998.

Mortgage insurance policy acquisition costs incurred and deferred increased by 2.3% to $85.9 million in 1999 primarily as a result of the 3.3% increase in new insurance written. Amortization of policy acquisition costs increased 33.2% to $80.3 million primarily due to 1998 and 1999 deferrals. See Note 2 of the notes to our consolidated financial statements for a description of these deferrals. A significant portion of policy acquisition costs relates to contract underwriting. New policies processed by contract underwriters represented 28.8% of PMI's new insurance written in 1999 compared with 35.0% in 1998. Underwriting and other mortgage insurance operating expenses increased by 21.9% to $54.0 million in 1999 due primarily to an increase in the amortization of obsolete computer equipment and operating systems associated with remediation efforts associated with computer hardware and software relating to the processing of date information after January 1, 2000, and secondarily to increases in payroll and related costs.

The mortgage insurance loss ratio declined by 8.1 percentage points to 24.7% in 1999. The decrease was attributed to the growth in premiums earned coupled with the decrease in losses and loss adjustment expenses. The expense ratio increased by 3.7 percentage points to 29.2% primarily due to the increase in the amortization of policy acquisition costs and the increase in underwriting and other mortgage insurance expenses, partially offset by the increase in net premiums written. In addition, the increase in premiums ceded in connection with captive reinsurance arrangements contributed to the increase in the expense ratio. The combined ratio decreased by 4.4 percentage points to 53.9% in 1999.

International Mortgage Insurance Operations

During 1999, we commenced operations in Australia and Hong Kong. Our Australian affiliate, PMI Ltd, was acquired on August 6, 1999. For the period beginning August 6, 1999 through December 31, 1999, PMI Ltd generated $12.1 million of net premiums written and $11.3 million in net premiums earned. Since the acquisition, PMI Ltd.'s mortgage insurance loss expenses were $1.2 million and its underwriting and other expenses were $4.5 million. Financial results for the operations in Hong Kong were immaterial during 1999.

Title Insurance Operations

Title insurance premiums earned increased 26.2% to $100.1 million in 1999 primarily due to APTIC's expansion into new states. APTIC was licensed in 41 states at December 31, 1999. In 1999, 72.9% of APTIC's premiums earned came from its Florida operations, compared with 77.3% in 1998. APTIC's underwriting and other expenses increased 27.6% to $88.2 million because of an increase in agency fees and commissions related to the increase in premiums earned in 1999, the title insurance combined ratio increased by 1.2 percentage points to 89.1%.

Other

In 1999, our consolidated net investment income, excluding realized capital gains, increased by $10.4 million to $95.1 million. This increase was primarily due to an increase in the investment portfolio of approximately $250 million, including $160.9 million as a result of the acquisition of PMI Ltd, and secondarily to an increase in equity earnings of $3.8 million. Investments in affiliates increased to $91.5 million at year-end 1999 from $60.5 million at year-end 1998. The average book yield of the investment portfolio decreased from 6.1% in 1998 to 5.9% in 1999 due to a higher percentage of the portfolio invested in tax-free municipal bonds. Realized capital gains decreased by $24.1 million to $0.5 million in 1999 due to the restructuring of the investment portfolio in 1998.

Other income, primarily contract underwriting revenues generated by MSC, decreased by 22.1% to $15.9 million in 1999. Contract underwriting revenues decreased by 39.6% as a result of the decrease in refinance activity in the second half of 1999. Operating expenses incurred by MSC decreased by 35.6% to $18.3 million as a result of the decrease in refinance activity in the second half of 1999.

Our effective tax rate increased to 29.5% in 1999 from 28.7% in 1998 as a result of a decrease in the proportion of tax-exempt investment income relative to total income.

Liquidity, Capital Resources and Financial Condition

Liquidity and capital resource considerations are different for us than they are for PMI. Our principal sources of funds are dividends from PMI and APTIC, investment income, and funds that may be raised from time to time in the capital markets.

PMI's ability to pay dividends to us is affected by state insurance laws, our credit agreements, credit rating agencies and the discretion of insurance regulatory authorities. Arizona law provides that PMI may pay out of any available surplus account without prior approval of the Director of the Arizona Department of Insurance dividends during any 12-month period not to exceed the lesser of 10% of policyholders' surplus as of the preceding year end, or the last calendar year's investment income. Other state insurance laws restrict the payment of dividends from the unassigned surplus account only. In July 2000, the Arizona

Department of Insurance approved a return of capital of $50.0 million from PMI to us, which was paid by PMI in the second half of 2000.

The laws of Florida limit the payment of dividends by APTIC to us in any one year to 10% of available and accumulated surplus derived from realized net operating profits and net realized capital gains. As with PMI, the various credit rating agencies and insurance regulatory authorities have broad discretion to affect the payment of dividends to us by APTIC. During 2000, APTIC declared and paid a cash dividend of $3.0 million to us, substantially the full amount of a dividend that can be paid by APTIC in 2000 without prior permission from the Florida Department of Insurance.

Included in our long-term debt is a $37.2 million (A$70.5 million) bank note issued in connection with our acquisition of PMI Ltd. The note provides that

 .  our consolidated net worth shall not be less than $600 million;

 .  PMI's statutory capital shall not be less than $675 million;

 .  PMI's risk to capital ratio shall not exceed 23 to 1; and

 .  our consolidated debt to capital ratio shall not exceed 0.40 to 1.0.

Failure to maintain these financial covenants or debt restrictions may be deemed an event of default.

On November 15, 1996, we issued $100 million in principal amount of our 6 3/4% senior notes maturing on November 15, 2006. In addition, we have a bank credit line in the amount of $25.0 million with Bank of America. As of December 31, 2000, there were no outstanding borrowings under the credit line. The credit line and the bank note issued in connection with our acquisition of PMI Ltd contain cross-default provisions, which provide for the acceleration and payment of all outstanding amounts in the event of default under any of our indebtedness of more than $10 million. A separate credit agreement with Chase Manhattan Bank expired on February 1, 2001, and there were no outstanding borrowings under that credit agreement at any time.

Our holding company's principal uses of funds are common stock repurchases, the payment of dividends to shareholders, funding of acquisitions, additions to its investment portfolio, investments in subsidiaries, and the payment of interest and other expenses incurred. In November 1998, we announced a stock repurchase program in the amount of $100.0 million authorized by our board of directors. During 2000, we purchased $24.0 million of our common stock. As of December 31, 2000, $45.4 million remained available under the 1998 authorization. We had $108.3 million of available funds at December 31, 2000, which has increased from the December 31, 1999 balance of $92.7 million, primarily due to a return of capital of $50.0 million from PMI, a dividend payment of $3.0 million from ATPIC and investment income. These increases were partially offset by the common stock repurchases of $24.0 million, dividends to shareholders and interest payments on our long-term debt.

As of December 31, 2000, our invested assets increased by $260.9 million as a result of positive cash flows from consolidated operations. Consolidated reserves for losses and loss adjustment expenses increased by 4.6% in 2000 to $295.1 million, primarily due to the increases in the reserve balances for the primary and GSE pool insurance books of business, partially offset by a decrease in the old pool reserve balance in connection with the recapture agreement with Forestview. Consolidated shareholders' equity increased by $281.9 million in 2000. The increase resulted from $260.2 million of net income, $1.9 million of proceeds from stock grants, and $42.3 million of other comprehensive income net of unrealized gains on investments. These increases were partially offset by net purchases of our common stock and stock option activity of $15.4 million, and dividends declared of $7.1 million.

The principal sources of funds for PMI are premiums received on new and renewal business and amounts earned from its investment portfolio. The principal uses of funds by PMI are policy acquisition costs, payment of claims and related expenses, other operating expenses, investment in subsidiaries, and dividends to us. Cash flows generated from PMI's operating activities decreased to $190.9 million in 2000 from $237.3 million in 1999, due primarily to the funds received in 1999 related to the reinsurance recapture agreement with Forestview.

PMI has entered into capital support agreements with its European and Australian subsidiaries that could require PMI to make additional capital contributions to those subsidiaries in order to maintain their credit ratings. With respect to the European subsidiary, we have guaranteed PMI's capital support obligations.

PMI's ratio of net risk in force to statutory capital, or statutory risk-to-capital ratio, at December 31, 2000 was 14.1 to 1 compared to 14.8 to 1 at December 31, 1999.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our borrowings under credit facilities are subject to interest rates that are variable. As of December 31, 2000, the effective duration of our investment portfolio was 4.9 years. The result of a 100 basis points increase in interest rates would be a 5.8% decrease in the value of our investment portfolio, while the result of a 100 basis points decrease in interest rates would be a 4.5% increase in the value of our investment portfolio. $37.2 million of our long-term debt and $162.1 million of our invested assets are held by PMI Ltd and are denominated in Australian dollars, which has experienced significant devaluation during 2000.

INVESTMENT CONSIDERATIONS

General economic factors may adversely affect our loss experience and the demand for mortgage insurance.

Losses result from events, such as unemployment, that reduce a borrower's ability to continue to make mortgage payments. The amount of the loss, if any, depends in part on whether the home of a borrower who defaults on a mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, reducing and in some cases even eliminating a loss from a mortgage default. We believe that our loss experience could materially increase as a result of:

 .  national or regional economic recessions;

 .  declining values of homes;

 .  higher unemployment rates;

 .  deteriorating borrower credit;

 .  interest rate volatility;

 .  shortages of electric power in California or other states; or

 .  combinations of these factors.

These factors could also materially reduce the demand for housing and, consequently, the demand for mortgage insurance.

If interest rates decline, home values increase or mortgage insurance cancellation requirements change, the length of time that our policies remain in force and our revenues could decline.

A significant percentage of the premiums we earn each year are generated from insurance policies that we have written in previous years. As a result, the length of time insurance remains in force is an important determinant of our revenues. The policy owner or servicer of the loan may cancel insurance coverage at any time. In addition, the Home Owners Protection Act of 1998 provides for the automatic termination or cancellation of mortgage insurance upon a borrower's request if specified conditions are satisfied. Factors that tend to reduce the length of time our insurance remains in force include:

 . current mortgage interest rates falling below the rates on the mortgages underlying our insurance in force, which frequently results in borrowers refinancing their mortgages and canceling their existing mortgage insurance;

 . the rate of appreciation in home values experienced by the homes underlying the mortgages of the insurance in force, which can result in the cancellation of mortgage insurance; and

 . changes in the mortgage insurance cancellation policies of mortgage lenders and investors.

Although we have a history of expanding our business during periods of low interest rates, the resulting increase of new insurance written may not be adequate to compensate us for our loss of insurance in force arising from policy cancellations.

If the volume of low down payment home mortgage originations declines, the amount of insurance that we write could also decline, which could result in a decline in our future revenue.

The factors that affect the volume of low down payment mortgage originations include:

 .  the level of home mortgage interest rates;

 . the health of the domestic economy as well as conditions in regional and local economies;

 .  housing affordability;

 .  population trends, including the rate of household formation;

 . the rate of home price appreciation, which in times of heavy refinancing affects whether refinance loans have loan-to-value ratios that require private mortgage insurance; and

 .  government housing policy encouraging loans to first-time homebuyers.

We cannot cancel mortgage insurance policies or adjust renewal premiums to protect from unanticipated claims, which could harm our financial performance.

We cannot cancel the mortgage insurance coverage that we provide. In addition, we generally establish renewal premium rates for the life of the mortgage insurance policy when the policy is issued. As a result, the impact of unanticipated claims generally cannot be offset by premium increases on policies in force or limited by nonrenewal of insurance coverage. The premiums we charge may not be adequate to compensate us for the risks and costs associated with the insurance coverage provided to our customers.

Because we compete with private mortgage insurers, governmental agencies and others in an industry that is highly competitive, our revenues and profits could decline substantially as we respond to competition or if we lose market share.

The principal sources of our direct and indirect competition include:

 . other private mortgage insurers, some of which are subsidiaries of well capitalized, diversified public companies with direct or indirect capital reserves that provide them with potentially greater resources than we have;

 . federal and state governmental and quasi-governmental agencies, principally the Federal Housing Administration and to a lesser degree the Veterans Administration;

 . mortgage lenders that choose not to insure against borrower default, self-insure through affiliates, or offer residential mortgage products that do not require mortgage insurance; and

 . captive reinsurance subsidiaries of national banks, savings institutions and bank holding companies and other mortgage lenders.

If mortgage lenders and investors select alternatives to private mortgage insurance, the amount of insurance that we write could decline significantly, which could reduce our revenues and profits.

Alternatives to private mortgage insurance include:

 .  government mortgage insurance programs, including those of the Federal
   Housing Administration and the Veterans Administration;

 .  investors holding mortgages in their portfolios and self-insuring;

 . investors using credit enhancements other than private mortgage insurance or using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage; and

 . mortgage lenders structuring mortgage originations to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10% loan-to-value ratio, which is referred to as an 80-10-10 loan, rather than a first mortgage with a 90% loan- to-value ratio.

In October 1999, the Federal Housing Finance Board authorized each Federal Home Loan Bank to offer programs to purchase single-family conforming mortgage loans originated by participating member institutions under the single-family member mortgage assets program. In July 2000, the Federal Housing Finance Board gave permanent authority to each Federal Home Loan Bank to purchase these loans from member institutions without any volume cap. Under the Board's rules, member institutions are also authorized to provide credit enhancement for eligible loans. Any expansion of the Federal Home Loan Banks' ability to use alternatives to mortgage insurance could reduce the demand for private mortgage insurance and harm our financial condition and results of operations.

Legislation and regulatory changes may reduce demand for private mortgage insurance, which could harm our business.

Increases in the maximum loan amount that the Federal Housing Authority, or FHA, can insure can reduce the demand for private mortgage insurance. Effective January 1, 2001, the maximum individual loan amount that the FHA can insure was increased to $239,250. In addition, the FHA has streamlined its down-payment formula and made FHA insurance more competitive with private mortgage insurance in areas with higher home prices. As of January 1, 2001, the FHA reduced the up-front mortgage insurance premiums it charges on loans from 2.25% to 1.5% of the original loan amounts. These and other legislative and regulatory changes have caused, and may cause in the future, demand for private mortgage insurance to decrease and this could harm our financial condition and results of operations.

As a result of the enactment of The Gramm-Leach-Bliley Act, we expect to experience increased competition from mortgage insurance companies owned by large, well capitalized financial services companies, which could significantly harm our business.

The Gramm-Leach-Bliley Act allows bank holding companies to engage in a substantially broader range of activities, including insurance underwriting, than those companies could previously engage in and allows insurers and other
financial service companies to acquire banks.   Bank holding companies are now
permitted to form insurance subsidiaries that issue insurance products, including mortgage insurance, directly to consumers. We expect that, over time, consumers will have the ability to shop for their insurance, banking and investment needs at one financial services company. We believe that this new law may lead to increased competition in the mortgage insurance industry by facilitating the development of new savings and investment products, resulting in mortgage lenders offering mortgage insurance directly to home borrowers rather than through captive reinsurance arrangements with us and encouraging large, well-capitalized financial service companies to enter the mortgage insurance business.

We depend on a small number of customers and our business and financial performance could suffer if we were to lose the business of a major mortgage lender.

We are dependent on a small number of customers. Our top ten customers were responsible for 40% of our new insurance written as of December 31, 2000. The concentration of business with our customers may increase as a result of mergers or other factors. These customers may reduce the amount of business currently given to us or cease doing business with us altogether. Our master policies and related lender agreements do not, and by law cannot, require our lenders to do business with us. The loss of business from any major customer could seriously harm our business and results of operations.

We acquire a significant percentage of our new business through secondary market "bulk" transactions with a limited number of investors. Our business could be harmed if these investors substitute other types of credit enhancement for private mortgage insurance.

We could lose premium revenue if Fannie Mae or Freddie Mac continue to reduce the level of private mortgage insurance coverage required for low down payment mortgages.

Fannie Mae and Freddie Mac offer programs that require less mortgage insurance coverage on mortgages approved by their automated underwriting systems. Fannie Mae and Freddie Mac might further reduce coverage requirements. If the reduction in required levels of mortgage insurance becomes widely accepted by mortgage lenders, we would lose premium revenue and our financial condition and results of operations could suffer.

New products introduced by Fannie Mae or Freddie Mac could cause us to lose premium revenue if those products are successful.

Fannie Mae and Freddie Mac have separately introduced new products pursuant to which they will, upon receipt from lenders of loans with primary mortgage insurance, restructure the mortgage insurance coverage with reduced amounts of primary coverage, usually deeper pool coverage, and, in some instances, payment of fees to Fannie Mae or Freddie Mac. If these products prove to be less profitable than PMI's traditional mortgage insurance business, and become widely accepted, they could have a material adverse effect upon the Company's financial condition.

If Fannie Mae and Freddie Mac give mortgage lenders an incentive, such as a reduced guarantee fee, to select a mortgage insurer that has a claims-paying ability rating of "AAA," our business would be materially harmed unless we are successful in obtaining a "AAA" rating.

In 1999 the Office of Federal Housing Enterprise Oversight announced proposed risk-based capital regulations that would treat credit enhancements issued by private mortgage insurance companies with claims-paying ability ratings of "AAA" more favorably than those issued by companies with lower ratings. The Office of Federal Housing Enterprise Oversight expects to publish final regulations in the first half of 2001. We do not have a "AAA" rating. If the proposed capital rules are adopted in a form that gives greater capital credit to private mortgage insurers with "AAA" ratings, we may need to obtain a "AAA." To obtain a claims-paying ability rating of "AAA" we would need to dedicate significant capital to the mortgage insurance business that we might use in other ways and we would also have additional costs that we would not otherwise incur. Changes in the preferences of Fannie Mae and Freddie Mac for private mortgage insurance to other forms of credit enhancement, or a tiering of mortgage insurers based on their credit rating, could harm our financial condition and results of operations.

Efforts by Fannie Mae and Freddie Mac to reduce the need for private mortgage insurance could reduce our revenues.

Freddie Mac has made several announcements that it would pursue a permanent charter amendment that would allow it to utilize alternative forms of default loss protection or otherwise forego the use of private mortgage insurance on higher loan-to-value mortgages. In October 2000, Fannie Mae announced its intention to increase its share of revenue associated with the management of mortgage credit risk and interest rate risk during the next three years by retaining mortgage credit risk previously borne by its "risk-sharing partners," including mortgage insurers. Part of any attempt by Fannie Mae to increase its share of revenue associated with mortgage credit risk could include a reduction in the use or level of mortgage insurance, which could reduce our revenue.

Lobbying activities by large mortgage lenders calling for expanded federal oversight and legislation relating to the role of Fannie Mae and Freddie Mac in the secondary mortgage market could damage our relationships with those mortgage lenders, Fannie Mae and Freddie Mac.

Together with Fannie Mae, Freddie Mac and mortgage lenders, we jointly develop and make available various products and programs. These arrangements involve the purchase of our mortgage insurance products and frequently feature cooperative arrangements between the three parties. In 1999, a coalition of financial services and housing related trade associations, including the Mortgage Insurance Companies of America and several large mortgage lenders, formed FM Watch, a lobbying organization that supports expanded federal oversight and legislation relating to the role of Fannie Mae and Freddie Mac in the secondary mortgage market. Fannie Mae and Freddie Mac have criticized, and lobbied against, FM Watch. These lobbying activities could, among other things, polarize Fannie Mae, Freddie Mac and members of FM Watch as well as our customers and us. As a result of this polarization, our relationships with Fannie Mae and Freddie Mac may limit our opportunities to do business with some mortgage lenders, particularly the large mortgage lenders that have formed FM Watch. Conversely, our relationships with these large mortgage lenders may limit our ability to do business with Fannie Mae and Freddie Mac. Either of these outcomes could seriously harm our financial condition and results of operations.

If we are unable to introduce and successfully market new products and programs, our competitive position could suffer.

From time to time we introduce new mortgage insurance products or programs. Our competitive position and financial performance could suffer if we experience delays in introducing competitive new products and programs or if these products or programs are less profitable than our existing products and programs.

Mortgage lenders increasingly require us to reinsure a portion of the mortgage insurance default risk on mortgages that they originate with their captive mortgage reinsurance companies, which will reduce our net premiums written.

Our customers have indicated an increasing demand for captive mortgage reinsurance arrangements. Under these arrangements, a reinsurance company, which is usually an affiliate of the mortgage lender, assumes a portion of the mortgage insurance default risk on mortgage loans originated by the lender in exchange for a portion of the insurance premiums. An increasing percentage of our new insurance written is being generated by customers with captive reinsurance companies, and we expect that this trend will continue. An increase in captive mortgage reinsurance arrangements will decrease our net premiums written which may negatively impact the yield that we obtain on net premiums earned for customers with captive mortgage reinsurance arrangements. If we do not provide our customers with acceptable risk-sharing structured transactions, including potentially increasing levels of premium cessions in captive mortgage reinsurance arrangements, our competitive position may suffer.

Our risk in force consists of mortgage loans with high loan-to-value ratios, which generally result in more claims than mortgage loans with lower loan-to-value ratios.

At December 31, 2000:

 . 46% of our risk in force consisted of mortgages with loan-to-value ratios greater than 90% but less than or equal to 95%, which we refer to as "95s". In our experience 95s have claims frequency rates approximately twice that of mortgages with loan-to-value ratios greater than 85% but less than or equal to 90%, which we refer to as "90s."

 . 6% of our risk in force consisted of mortgages with loan-to-value ratios greater than 95% but less than or equal to 97%, which we refer to as "97s". In our experience 97s have higher claims frequency rates than 95s and greater uncertainty as to pricing adequacy.

 . 0.1% of our risk in force consisted of mortgages with loan-to-value ratios greater than 97%, which in our experience have claims frequency rates higher than 97s.

 . 9% of our risk in force consisted of adjustable rate mortgages, which we refer to as "ARMs." In our experience ARMs, although priced higher, have claims frequency rates that exceed the rates associated with our book of business as a whole.

The premiums we charge for mortgage insurance on non-traditional loans, and the associated investment income, may not be adequate to compensate us for future losses from these products.

Our new insurance written in 2000 includes non-traditional, Alternative A and less than A loans, which we refer to as "non-traditional loans." Non-traditional loans represented approximately 19% of our total new insurance written in 2000. Loan characteristics, credit quality, loss development, pricing structures and persistency on non-traditional loans can be significantly different than our traditional prime business. In addition, non-traditional loans generally do not meet the standard underwriting guidelines of Fannie Mae and Freddie Mac. We expect higher delinquency rates and default rates for non-traditional loans. We cannot be assured that this book of business will generate the same returns as our standard business or that the premiums that we charge on non-traditional loans will adequately offset the associated risk.

Paying a significant number of claims under the pool insurance we write could harm our financial performance.

We offer pool insurance that is generally used as an additional credit enhancement for secondary market mortgage transactions. Pool insurance provides coverage for non-conforming loans, and is generally considered riskier than primary insurance. Under primary insurance, an insurer's exposure is limited to a specified percentage of any unpaid principal, delinquent interest and related expenses on an individual loan. Under traditional pool insurance, there is an aggregate exposure limit -- a "stop loss" -- on a pool of loans, which is generally a percentage of the initial aggregate loan balance of the entire pool of loans. Under our pool insurance, we could be required to pay the full amount of every loan in the pool that is in default and upon which a claim is made until the stop loss is reached, rather than a percentage of that amount. The premiums that we charge for these policies may not adequately compensate us if we experience higher delinquency and default rates than we anticipate at the time we set the premiums for the policies. If we are required to pay a significant number of claims under our pool insurance, then our financial condition and results of operations could be seriously harmed.

The concentration of insurance in force in relatively few states could increase claims and losses and harm our financial performance.

In addition to being affected by nationwide economic conditions, we could be particularly affected by economic downturns in specific regions of the United States where a large portion of our business is concentrated. As of December 31, 2000:

 . 15% of our total risk in force was on mortgages for homes located in California, where the default rate on our policies was 2.26% in 2000;

 . 8% of our total risk in force was on mortgages for homes located in Florida, where the default rate on our policies was 2.91% in 2000; and

 . 7% of our total risk in force was on mortgages for homes located in Texas, where the default rate on our policies was 2.13% in 2000.

This compares with a nationwide default rate on our policies of 2.21% in 2000. Continued and prolonged adverse economic conditions in any of these states could result in high levels of claims and losses. In addition, refinancing of mortgage loans can have the effect of concentrating our insurance in force in economically weaker areas, because mortgages in areas experiencing appreciation of home values are less likely to require mortgage insurance at the time of refinancing than are mortgages in areas experiencing limited or no appreciation of home values.

We delegate underwriting authority to mortgage lenders that may cause us to insure unacceptably risky mortgage loans, which could increase claims and losses.

The majority of our new insurance written is underwritten pursuant to a delegated underwriting program. Once a mortgage lender is accepted into our delegated underwriting program, that mortgage lender may determine whether mortgage loans meet our program guidelines and may commit us to issue mortgage insurance. We expect to continue offering delegated underwriting to approved lenders and may expand the availability of delegated underwriting to additional customers. If an approved lender commits us to insure a mortgage loan, we may not refuse to insure, or rescind coverage on, that loan even if we reevaluate that loan's risk profile or the lender failed to follow our delegated underwriting guidelines, except in very limited circumstances. In addition, our ability to take action against an approved lender that fails to follow our program guidelines and requirements is limited by access to data that would be needed to assess the lender's compliance with those guidelines and requirements. Therefore, an approved lender could cause us to insure a material amount of mortgage loans with unacceptable risk profiles prior to our termination of the lender's delegated underwriting authority.

We expect our loss experience to increase significantly as our policies continue to age.

The majority of claims under private mortgage insurance policies have historically occurred during the third through the sixth years after issuance of the policies. As of December 31, 2000, approximately 72% of our risk in force was written after December 31, 1997. This means that less than half of our risk in force has reached the beginning of the expected peak claims period. As a result, our loss experience is expected to increase significantly as our policies continue to age. If the claim frequency on our risk in force significantly exceeds the claim frequency that was assumed in setting our premium rates, our financial condition and results of operations and cash flows would be seriously harmed.

Our loss reserves may be insufficient to cover claims paid and loss-related expenses incurred.

We establish loss reserves to recognize the liability for unpaid losses related to insurance in force on mortgages that are in default. These loss reserves are based upon our estimates of the claim rate and average claim amounts, as well as the estimated costs, including legal and other fees, of settling claims. These estimates are regularly reviewed and updated using currently available information. Any adjustments, which may be material, resulting from these reviews are reflected in our then current consolidated results of operations. Our reserves may not be adequate to cover ultimate loss development on incurred defaults. Our financial condition and results of operations could be seriously harmed if our reserve estimates are insufficient to cover the actual related claims paid and loss-related expenses incurred.

If we fail to properly underwrite mortgage loans under our contract underwriting services, we may be required to assume the cost of repurchasing those loans.

We provide contract underwriting services for a fee. These services help enable our customers to improve the efficiency and quality of their operations by outsourcing all or part of their mortgage loan underwriting to us. As part of our contract underwriting services, we generally provide remedies to our customers in the event that our underwriters fail to properly underwrite the mortgage loans. These remedies may include the assumption of the cost of repurchasing loans that are not properly underwritten, a remedy not available under our master primary insurance policies. Worsening economic conditions could cause us to increase the number and severity of the remedies that we offer, which could harm our financial condition. Due to the demand of contract underwriting services, limitations on the number of available underwriting personnel, and heavy price competition among mortgage insurance companies, our inability to recruit and maintain a sufficient number of qualified underwriters or any significant increase in the cost we incur to satisfy our underwriting services obligations could harm our financial condition and results of operations.

If our claims-paying ability is downgraded, then mortgage lenders and the mortgage securitization market may not purchase mortgages or mortgage-backed securities insured by us, which could materially harm our financial performance.

The claims-paying ability of PMI Mortgage Insurance Co., our largest wholly owned subsidiary, which we refer to as "PMI", is currently rated "AA+" (Excellent) by Standard and Poor's Rating Services, "Aa2" (Excellent) by Moody's Investors Service, Inc., and "AA+" (Very Strong) by Fitch IBCA. These ratings may be revised or withdrawn at any time by one or more of the rating agencies. These ratings are based on factors relevant to PMI's policyholders and are not applicable to our common stock or outstanding debt. Adverse developments in PMI's financial condition or results of operations, whether by virtue of underwriting or investment losses, the necessity to make capital contributions to our subsidiaries pursuant to capital support agreements, changes in the views of rating agencies, or other factors, could cause the rating agencies to lower or withdraw their ratings. If PMI's claims-paying ability rating falls below "AA-" from Standard and Poor's or "[Aa3]" from Moody's, then investors, including Fannie Mae and Freddie Mac, will not purchase mortgages insured by us, which would have a material and adverse effect on our financial condition and results of operations.

Our ongoing ability to pay dividends to our stockholders and meet our obligations primarily depends upon the receipt of dividends and returns of capital from our insurance subsidiaries and our investment income.

Our principal sources of funds are dividends from our subsidiaries, investment income and funds that may be raised from time to time in the capital markets. Factors that may affect our ability to maintain and meet our capital and liquidity needs include:

 .  the level and severity of claims experienced by our insurance subsidiaries;

 .  the performance of the financial markets;

 .  standards and factors used by various credit rating agencies;

 .  financial covenants in our credit agreements; and

 . standards imposed by state insurance regulators relating to the payment of dividends by insurance companies.

Any significant change in these factors could adversely affect our ability to maintain capital resources to meet our business needs.

Regulatory authorities in Illinois and New York are considering whether our business has been conducted in compliance with applicable state law.

On January 31, 2000, the Illinois Department of Insurance issued a letter addressed to all mortgage guaranty insurers licensed in Illinois. The letter states that it may be a violation of Illinois law for mortgage insurers to offer to Illinois mortgage lenders the opportunity to purchase certain notes issued by a mortgage insurer or an affiliate, or to participate in loan guaranty programs. The letter also states that a violation might occur if mortgage insurers offer lenders coverage on pools of mortgage loans at a discounted or below market premium in return for the lenders' referral of primary mortgage insurance business. In addition, the letter stated that, to the extent a performance guaranty actually transfers risk to the lender in return for a fee, the lender may be deemed to be doing an insurance business in Illinois without authorization. The letter announced that any mortgage guaranty insurer that is participating in the described or similar programs in the State of Illinois should cease such participation or, alternatively, provide the Department with a description of any similar programs, giving the reason why the provisions of Illinois are not applicable or not violated. If the Illinois Department of Insurance were to determine that we were not in compliance with Illinois law, our financial condition and results of operations could suffer.

In February 1999, the New York Department of Insurance stated in Circular Letter No. 2, addressed to all private mortgage insurers licensed in New York, that certain pool, risk-share and structured products and programs would be considered to be illegal under New York law. If the New York Department of Insurance determined we were not in compliance with Circular Letter No. 2, our financial condition and results of operations could suffer.

An increase in PMI's risk-to-capital ratio could prevent it from writing new insurance, which would seriously harm our financial performance.

The State of Arizona, PMI's state of domicile for insurance regulatory purposes, and other states limit the amount of insurance risk that may be written by PMI, based on a variety of financial factors, primarily risk-to-capital ratios. For example, Arizona law provides that if a mortgage guaranty insurer domiciled in Arizona does not have the amount of minimum policyholders position required, it must cease transacting new business until its minimum policyholders position meets the requirements. Under Arizona law, minimum policyholders position is calculated based on policyholders surplus, contingency reserves, the face amount of the mortgage, the percentage coverage or claim settlement option and the loan to value ratio category, net of reinsurance ceded, but including reinsurance assumed.

Other factors affecting PMI's risk-to-capital ratio include:

  . limitations under the runoff support agreement with Allstate, which prohibit PMI from paying any dividends if, after the payment of the dividend, PMI's risk-to-capital ratio would equal or exceed 23 to 1;

  . our credit agreements and the terms of our guaranty of the debt incurred to purchase PMI Mortgage Insurance Ltd, which is our insurance subsidiary in Australia; and

  . capital requirements necessary to maintain our credit rating and PMI's claims-paying ability ratings.

Generally, the methodology used by the rating agencies to assign credit or claims-paying ability ratings permits less capital leverage than under statutory requirements. Accordingly, statutory capital requirements may be lower than the capital necessary to satisfy rating agency requirements.

PMI has several alternatives available to help control its risk-to-capital ratio, including:

  .  obtaining capital contributions from us;

  .  purchasing additional quota share or excess of loss reinsurance; and

  .  reducing the amount of new business written.

We may not be able to raise additional funds, or to do so on a timely basis, in order to make a capital contribution to PMI. In addition, reinsurance may not be available to PMI or, if available, may not be available on satisfactory terms. A material reduction in PMI's statutory capital, whether resulting from underwriting or investment losses or otherwise, or a disproportionate increase in risk in force, could increase its risk-to-capital ratio. An increase in PMI's risk-to-capital ratio could limit its ability to write new business. The inability to write new business could seriously harm our financial condition and results of operations.

Our international insurance subsidiaries subject us to numerous risks associated with international operations.

We have subsidiaries in Australia and Europe and may commit significant resources to expand our international operations. Accordingly, we are subject to a number of risks associated with international business activities. These risks include:

 .  the need for regulatory and third party approvals;

 . challenges attracting and retaining key foreign-based employees, customers and business partners in international markets;

 . the economic strength of the foreign mortgage origination markets targeted, particularly the economies of Australia and Europe;

 .  interest rate volatility in a variety of countries;

 .  unexpected changes in foreign regulations and laws;

 .  burdens of complying with a wide variety of foreign laws;

 .  potentially adverse tax consequences;

 .  restrictions on the repatriation of earnings;

 .  foreign currency exchange rate fluctuations;

 . potential increases in the level of defaults and claims on policies insured by foreign-based subsidiaries;

 . the need to integrate our domestic insurance subsidiaries' risk management technology systems and products with those of our foreign operations;

 . the need to successfully develop and market products appropriate to the foreign market, including the development and marketing of credit enhancement products to European lenders and mortgage securitizations;

 .  risks related to global economic turbulence; and

 .  political instability.

The performance of our strategic investments could harm our financial results.

The performance of our strategic investments could be harmed by:

 . changes in the real estate, mortgage lending, mortgage servicing, title and financial guaranty markets;

 .  future movements in interest rates;

 .  those operations' future financial condition and performance;

 .  the ability of those entities to execute future business plans; and

 . our dependence upon management to operate those companies in which we do not own a controlling share.

In addition, our ability to engage in additional strategic investments is subject to the availability of capital and maintenance of our claims-paying ability ratings by rating agencies.

Our failure or inability to keep pace with the technological demands of our customers or with the technology-related products and services offered by our competitors could significantly harm our business and financial performance.

Participants in the mortgage lending and mortgage insurance industries increasingly rely on e-commerce and other technology to provide and expand their products and services. An increasing number of our customers require that we provide our products and services electronically via the Internet or electronic data transmission, and the percentage of our new insurance written delivered electronically is increasing. We expect this trend to continue and, accordingly, believe that it is essential that we continue to invest substantial resources on maintaining electronic connectivity with our customers and, more generally, on e-commerce and technology.

If we are not reimbursed by our insurance carriers for costs incurred by us in connection with our settlement of the Baynham litigation, we may be required to take an additional charge against earnings.

We have entered into a settlement agreement with the plaintiffs in the putative class action lawsuit filed against us. We currently estimate that the gross amount of the settlement will be between $20 million and $22 million. To account for the settlement, we took a pre-tax charge against fourth quarter 2000 earnings of $5.7 million. This charge represented our estimate of the cost of settlement less our estimate of insurance payments we will receive from our insurance carriers as reimbursement for costs incurred by us in connection with our defense and settlement of the action. We have agreed to participate in non-binding mediation with our insurance carriers with respect to the amount of the payments to be reimbursed to us. If we do not realize our estimated amount of insurance proceeds, we could be required to take an additional charge against earnings and this could harm our financial condition and results of operations.

Consolidated Statements of Operations

                                                                                          Year Ended December 31,
(In thousands, except per share amounts)                                        2000                1999                 1998
----------------------------------------------------------------------------------------------------------------------------------
Revenues            Premiums earned                                         $    634,362        $    558,623          $    491,226
                    Investment income                                            119,199              95,142                84,681
                    Net realized investment gains                                    432                 509                24,636
                    Other                                                          8,579              15,850                20,366
                                                                            ------------        ------------          ------------
                         Total revenues                                          762,572             670,124               620,909
                                                                            ------------        ------------          ------------

Losses and          Losses and loss adjustment expenses                          103,079             112,682               135,716
Expenses            Amortization of deferred policy acquisition costs             77,337              80,252                60,280
                    Other underwriting and operating expenses                    189,771             170,239               142,625
                    Interest expense                                              10,210               8,554                 7,029
                    Distributions on preferred capital securities                  8,309               8,311                 8,311
                                                                            ------------        ------------          ------------
                         Total losses and expenses                               388,706             380,038               353,961
                                                                            ------------        ------------          ------------

                    Income before income taxes                                   373,866             290,086               266,948

                    Income tax expense                                           113,654              85,620                76,588
                                                                            ------------        ------------          ------------

                    Net income                                              $    260,212        $    204,466          $    190,360
                                                                            ------------        ------------          ------------

Per Share           Basic net income                                        $       5.88        $       4.55          $       4.04
                                                                            ------------        ------------          ------------

                    Diluted net income                                      $       5.78                4.52          $       4.02
                                                                            ============        ============          ============


         See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

                                                                                                  As of December 31,
(Dollars in thousands)                                                                        2000                 1999
------------------------------------------------------------------------------------------------------------------------------
Assets                 Investments:
                         Available for sale, at fair value:
                              Fixed income securities
                                (amortized cost: $1,536,291; $1,485,396)                 $     1,613,330       $     1,479,310
                              Equity securities:
                                Common (cost: $53,315; $44,714)                                   81,726                83,890
                                Preferred (cost: $108,743; $17,660)                              111,743                17,582
                       Common stock of affiliates (at underlying book value)                     131,849                91,453
                       Short-term investments, at fair value                                     139,577               145,093
                                                                                         ---------------       ---------------
                                Total investments                                              2,078,225             1,817,328
                                                                                         ---------------       ---------------

                       Cash                                                                       21,969                28,076
                       Accrued investment income                                                  23,494                22,058
                       Reinsurance recoverable and prepaid premiums                               51,329                50,714
                       Premiums receivable                                                        41,362                30,659
                       Receivable from affiliate                                                     739                 2,996
                       Deferred policy acquisition costs                                          67,009                69,579
                       Property and equipment, net                                                53,475                40,462
                       Other assets                                                               55,055                38,890
                                                                                         ---------------       ---------------
                                Total assets                                             $     2,392,657       $     2,100,762
                                                                                         ===============       ===============


Liabilities            Reserve for losses and loss adjustment expenses                   $       295,089       $       282,000
                       Unearned premiums                                                         170,866               182,089
                       Long-term debt                                                            136,819               145,367
                       Reinsurance balances payable                                               26,581                25,415
                       Deferred income taxes                                                      74,981                75,640
                       Other liabilities and accrued expenses                                     90,001                73,908
                                                                                         ---------------       ---------------
                                Total liabilities                                                794,337               784,419
                                                                                         ---------------       ---------------

                       Commitments and contingencies

                       Company-obligated mandatorily redeemable preferred capital securities of subsidiary trust holding solely junior
                         subordinated deferrable interest debenture of the Company                99,109                99,075

Shareholders' Equity   Preferred stock - $.01 par value; 5,000,000 shares authorized
                         and none issued or outstanding                                                -                     -
                       Common stock - $.01 par value; 187,500,000 shares
                         authorized, and 52,793,777 issued                                           528                   528
                       Additional paid-in capital                                                267,762               265,828
                       Accumulated other comprehensive income                                     62,501                20,186
                       Retained earnings                                                       1,511,751             1,258,617
                       Treasury stock, at cost  (8,484,082 and 8,091,924 shares)                (343,331)             (327,891)
                                                                                         ---------------       ---------------
                                Total shareholders' equity                                     1,499,211             1,217,268
                                                                                         ---------------       ---------------

                                Total liabilities and shareholders' equity               $     2,392,657       $     2,100,762
                                                                                         ===============       ===============

         See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity


                                                                                           Year Ended December 31,
(In thousands)                                                                  2000              1999            1998
----------------------------------------------------------------------------------------------------------------------------
Common             Balance, beginning of year                                 $       528     $         352     $        351
Stock              3 for 2 stock split in the form of a stock dividend                  -               176                -
                   Stock grants and exercise of stock options                           -                 -                1
                                                                              -----------     -------------     ------------
                   Balance, end of year                                               528               528              352
                                                                              -----------     -------------     ------------

Additional         Balance, beginning of year                                     265,828           265,040          262,448
Paid-in            3 for 2 stock split in the form of a stock dividend                  -              (176)               -
Capital            Stock grants and exercise of stock options                       1,934               964            2,592
                                                                              -----------     -------------     ------------
                   Balance, end of year                                           267,762           265,828          265,040
                                                                              -----------     -------------     ------------

Accumulated        Balance, beginning of year                                      20,186            74,462           71,936
                                                                              -----------     -------------     ------------
Other              Unrealized gains on investments:
Comprehensive        Unrealized holding gains (losses) arising during  period
Income                 [net of tax (benefit) of $28,327, ($29,047), and $9,982]    50,575           (53,945)          18,539
                     Less: reclassification adjustment for gains (losses)
                       included in net income
                       [net of tax of $151, $178, and $8,623]                        (281)             (331)         (16,013)
                                                                              -----------     -------------     ------------
                        Net unrealized holding gains (losses)                      50,294           (54,276)           2,526
                   Currency translation adjustment                                 (7,979)                -                -
                                                                              -----------     -------------     ------------
                   Other comprehensive income (loss), net of tax                   42,315           (54,276)           2,526
                                                                              -----------     -------------     ------------
                   Balance, end of year                                            62,501            20,186           74,462
                                                                              -----------     -------------     ------------

Retained           Balance, beginning of year                                   1,258,617         1,060,724          876,588
Earnings           Net income                                                     260,212           204,466          190,360
                   Dividends declared                                              (7,078)           (6,573)          (6,224)
                                                                              -----------     -------------     ------------
                   Balance, end of year                                         1,511,751         1,258,617        1,060,724
                                                                              -----------     -------------     ------------

Treasury           Balance, beginning of year                                    (327,891)         (303,063)        (150,143)
Stock              Purchases of The PMI Group, Inc. common stock                  (15,440)          (24,828)        (152,920)
                                                                              -----------     -------------     ------------
                   Balance, end of year                                          (343,331)         (327,891)        (303,063)
                                                                              -----------     -------------     ------------

                            Total shareholders' equity                        $ 1,499,211     $   1,217,268     $  1,097,515
                                                                              ===========     =============     ============

Comprehensive      Net income                                                 $   260,212     $     204,466     $    190,360
Income             Other comprehensive income (loss), net of tax                   42,315           (54,276)           2,526
                                                                              -----------     -------------     ------------

                            Comprehensive income                              $   302,527     $     150,190     $    192,886
                                                                              ===========     =============     ============


         See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

                                                                                         Year Ended December 31,
(In thousands)                                                                    2000            1999            1998
------------------------------------------------------------------------------------------------------------------------
Cash           Net income                                                      $ 260,212       $ 204,466       $ 190,360
Flows          Adjustments to reconcile net income to net cash provided by
From             operating activities:
Operating          Realized capital gains                                           (432)           (509)        (24,636)
Activities         Equity in earnings of affiliates                              (11,643)         (7,061)         (3,225)
                   Depreciation and amortization                                  24,092          13,243           6,282
                   Deferred income taxes                                         (28,834)          7,539          19,444
                   Changes in:
                      Reserve for losses and loss adjustment expenses             13,089           8,142          12,872
                      Unearned premiums                                          (11,223)         13,526             736
                      Deferred policy acquisition costs                            2,570          (7,973)        (23,741)
                      Accrued investment income                                   (1,436)         (1,903)            644
                      Reinsurance balances payable                                 1,166           4,495           2,936
                      Reinsurance recoverable and prepaid premiums                  (615)         53,616         (10,426)
                      Premiums receivable                                        (10,703)         (6,292)         (4,611)
                      Receivable from affiliate                                    2,095           3,170          (1,778)
                      Receivable from Allstate                                         -          23,657          (6,835)
                      Other                                                      (16,372)          6,649          20,079
                                                                               ---------       ---------       ---------
                        Net cash provided by operating activities                221,966         314,765         178,101
                                                                               ---------       ---------       ---------

Cash           Proceeds from sales and maturities of fixed income                193,141         231,673         174,778
                 securities
Flows          Proceeds from sales of equity securities                           53,370          42,647          75,181
from           Investment purchases:
Investing         Fixed income securities                                       (267,346)       (332,046)       (207,686)
Activities        Equity securities                                             (145,258)        (31,940)        (53,092)
               Net (increase) decrease in short-term investments                   5,516         (84,508)         40,476
               Investment in affiliates                                          (26,827)        (25,634)        (40,024)
               Purchase of PMI Ltd                                                     -         (78,295)              -
               Purchase of Pinebrook Insurance Company                                 -         (22,577)              -
               Purchases of property and equipment                               (20,070)        (12,528)        (12,417)
                                                                               ---------       ---------       ---------
                       Net cash used in investing activities                    (207,474)       (313,208)        (22,784)
                                                                               ---------       ---------       ---------

Cash           Issuance of long-term debt                                              -          45,825               -
Flows          Proceeds from exercise of stock grants and options                  1,934             964           2,592
From           Dividends paid to shareholders                                     (7,093)         (5,199)         (6,333)
Financing      Purchases of The PMI Group, Inc. common stock                     (15,440)        (24,828)       (152,920)
                                                                               ---------       ---------       ---------
Activities             Net cash provided by (used in) financing activities       (20,599)         16,762        (156,661)
                                                                               ---------       ---------       ---------

               Net increase (decrease) in cash                                    (6,107)         18,319          (1,344)
               Cash at beginning of year                                          28,076           9,757          11,101
                                                                               ---------       ---------       ---------
               Cash at end of year                                             $  21,969       $  28,076       $   9,757
                                                                               =========       =========       =========

         See accompanying notes to consolidated financial statements.

NOTE 1. BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of The PMI Group, Inc. ("TPG"), a Delaware corporation; its direct and indirect wholly-owned subsidiaries, PMI Mortgage Insurance Co. ("PMI"), an Arizona Corporation; Residential Guaranty Co. ("RGC"), an Arizona corporation; American Pioneer Title Insurance Company ("APTIC"), a Florida corporation; PMI Mortgage Insurance Ltd ("PMI Ltd"), an Australian mortgage insurance company; PMI Mortgage Services Co. ("MSC"), a California corporation; and other insurance, reinsurance and non-insurance subsidiaries. TPG and its subsidiaries are collectively referred to as the "Company". In addition, PMI has equity interests in CMG Mortgage Insurance Company, CMG Mortgage Reinsurance Company and CMG Mortgage Assurance Company (collectively referred to as "CMG"), conduct residential mortgage insurance and reinsurance business, and also Fairbanks Capital Holding Corp. ("Fairbanks"), a special servicer of single-family residential mortgages. TPG has equity interests in RAM Holdings Ltd. and RAM Holdings II Ltd. (collectively referred to as "RAM RE"), two financial guaranty reinsurance companies based in Bermuda. CMG, Fairbanks and Ram Re are accounted for on the equity method of accounting in the Company's consolidated financial statements. All material intercompany transactions and balances have been eliminated in consolidation.

NOTE 2. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business - The Company, through PMI and PMI Ltd, primarily writes residential mortgage guaranty insurance ("primary insurance") and mortgage pool insurance. In addition, the Company writes title insurance through APTIC. Primary mortgage insurance provides protection to mortgage lenders against losses in the event of borrower default and assists lenders in selling mortgage loans in the secondary market. Pool insurance is generally used as an additional credit enhancement for certain secondary market mortgage transactions. Title insurance protects the insured party against losses resulting from title defects, liens and encumbrances existing as of the effective date of the policy.

Basis of Accounting - The financial statements have been prepared on the basis of accounting principles generally accepted in the United States ("GAAP"), which vary from statutory accounting practices prescribed or permitted by insurance regulatory authorities. (See Note 14.) The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments - The Company has designated its entire portfolio of fixed income and equity securities as available for sale. Such securities are carried at fair value with unrealized gains and losses, net of deferred income taxes, reported as a component of accumulated other comprehensive income. The Company's short-term investments are those investments when purchased have the maturity less than 12 months.

Investments in 20% to 50% owned affiliates are accounted for on the equity method and investments in less than 20% owned affiliates are accounted for on the cost method.

Investment income consists primarily of interest and dividends. Interest is recognized on an accrual basis and dividends are recorded on the date of declaration. Realized capital gains and losses are determined on a specific-identification basis.

Property and Equipment - Property and equipment, including software, is carried at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over the estimated useful lives of the assets, generally 3 to 10 years. Accumulated depreciation on property and equipment was $59.3 million and $51.4 million at December 31, 2000 and 1999, respectively.

Revenue Recognition - Primary mortgage insurance policies are contracts that are non-cancelable by the insurer, are renewable at a fixed price at the insured's option, and provide for the payment of premiums on either a monthly, annual or single payment basis. Upon renewal by the insured, the Company is not able to re-underwrite or re-price its policies. Statement of Financial Accounting Standards ("SFAS") No. 60, Accounting and Reporting for Insurance Enterprises, specifically excludes mortgage guaranty insurance from its guidance relating to the earning of insurance premiums. Consistent with GAAP and industry accounting practices, premiums written on a single premium and an annual premium basis are initially deferred as unearned premiums and earned over the policy term. Premiums written on policies covering more than one year, or single premium plans, are amortized over the policy life in relation to the expiration of risk. Title insurance premiums are recognized as revenue on the effective date of the title insurance policy. Fee income of the non-insurance subsidiaries is earned as the services are provided.

Deferred Policy Acquisition Costs - The Company defers certain costs in its mortgage insurance operations relating to the acquisition of primary mortgage insurance and amortizes these costs against related premium revenue in order to match costs and revenues in accordance with GAAP. These acquisition costs vary with, and are primarily related to, the acquisition of new business and include all underwriting, contract underwriting and sales related activities. To the extent the Company is compensated by customers for contract underwriting, those underwriting costs are not deferred. Costs associated with the acquisition of mortgage insurance business are initially deferred and reported as deferred policy acquisition costs ("DPAC"). Because SFAS 60 specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of DPAC, amortization of these costs for each underwriting year book of business are charged against revenue in proportion to estimated gross profits over the life of the policies using the guidance provided by SFAS No. 97, Accounting and Reporting by Insurance Enterprises For Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. The estimate for each underwriting year is updated annually to reflect actual experience and any changes to key assumptions such as persistency or loss development.

DPAC is summarized as follows:

(In thousands)                                                       2000                 1999                  1998
---------------------------------------------------------------------------------------------------------------------
Beginning DPAC balance                                           $  69,579             $ 61,605              $ 37,864
Acquisition costs incurred and deferred                             74,767               88,226                84,021
Amortization of deferred costs                                     (77,337)             (80,252)              (60,280)
                                                                 ---------             --------              --------
Ending DPAC balance                                              $  67,009             $ 69,579              $ 61,605
                                                                 =========             ========              ========

Reserve For Losses and Loss Adjustment Expenses - The reserve for losses and loss adjustment expenses is the estimated cost of settling claims related to notices of default on insured loans that have been reported to the Company, as well as loan defaults that have occurred but have not been reported. Estimates are based on an evaluation of claim rates, claim amounts, and salvage recoverable. SFAS 60 specifically excludes mortgage guaranty insurance from its guidance relating to the reserve for losses. Consistent with GAAP and industry accounting practices, the Company does not establish loss reserves for future claims on insured loans that are not currently in default. Reserves for title insurance claims are based on estimates of the amounts required to settle such claims, including expenses for defending claims for which notice has been received and an amount estimated for claims not yet reported.

Management believes that the reserve for losses and loss adjustment expenses at December 31, 2000 is appropriately established in the aggregate and is adequate to cover the ultimate net cost of reported and unreported claims arising from losses which had occurred by that date. The establishment of appropriate reserves is an inherently uncertain process. Such reserves are necessarily based on estimates and the ultimate net cost may vary from such estimates. These estimates are regularly reviewed and updated using the most current information available. Any resulting adjustments, which may be material, are reflected in current operations.

Earnings Per Share - Basic earnings per share ("EPS") excludes dilution and is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The weighted average common shares outstanding for computing diluted EPS includes only stock options issued by the Company that have a dilutive impact and are outstanding for the period, and had the potential effect of increasing common shares. Net income available to common shareholders does not change for computing diluted EPS. Weighted average common shares outstanding for years ended December 31, 2000, 1999 and 1998 follows:

                                                                       2000                1999              1998
--------------------------------------------------------------------------------------------------------------------
Weighted Average Shares Outstanding
     For basic EPS                                                  44,253,619          44,893,250        47,090,673
     For diluted EPS                                                45,018,501          45,244,060        47,299,065

The Company had a three-for-two stock split in 1999 in the form of a 50% stock dividend. All earnings per share amounts and stock option information prior to the stock split have been restated to reflect post-split amounts.

Income Taxes - The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes.

Derivatives - In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative
instruments and for hedging activities.   These rules require that all
derivative instruments be reported in the consolidated financial statements at fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or other comprehensive income, depending on whether the derivative is designated and effective as part of a hedged transaction, and on the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income must be reclassified as earnings in the period in which earnings are affected by the underlying hedged item, and the ineffective portion of all hedges must be recognized in earnings in the current period. The Company adopted this statement effective January 1, 2001. The Company's use of derivative financial instruments is generally limited to reducing its exposure to interest rate and currency exchange risk by utilizing interest rate and currency swap agreements which are accounted for as hedges. Hedge accounting requires a high correlation between changes in fair values or cash flows of derivative financial instrument and the specific item being hedged, both at inception and throughout the life of the hedge. In 1999, the Company entered into an interest rate swap to hedge interest rate risk associated with the acquisition debt described in Note 3 and 10. Management determined that this cash flow hedge was effective as of December 31, 2000. During 1999, the Company also entered into a foreign currency exchange contract to hedge the foreign currency exchange risk associated with the purchase price of PMI Ltd described in Note 3. The gain on this contract, which was not material, was recognized as an adjustment of the purchase price of the acquired
company.   Management anticipates that the adoption of this new statement will not have a material impact on the financial position or results of operations of the Company due to its limited use of derivative instruments.

Foreign currency translation - The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates. Revenues and expenses are translated monthly at amounts that approximate weighted average exchange rates. The effects of translating operations with a functional currency other than the reporting currency are reported as a component of accumulated other comprehensive income.

Concentration of Risk - A substantial portion of PMI's business is generated within the state of California. For the year ended December 31, 2000, 15.0% of new insurance written was in California. In addition, California's book of business represented 14.7% of total risk in force at December 31, 2000.

Stock-Based Compensation - The Company accounts for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees. (See Note 13.) Under APB 25, because the exercise price of the stock options equal the market price of the underlying stock on the grant date, no compensation expense is recognized.

Change in Accounting Policy - Effective January 1, 2000, the Company changed its accounting policy for international subsidiaries and affiliates to report operations on a one-month lag from domestic operations. Accordingly, the results of foreign operations for the twelve months ended December 31, 2000 represent eleven months of activity. The impact of this change is not material to the consolidated financial statements.

Subsequent Event - On January 19, 2001, the Pacific Gas and Electric Company ("PG&E") defaulted on $10.0 million of commercial paper held by the Company at par classified as short-term investments. Management believes that PG&E will ultimately (directly or indirectly) redeem this obligation at par.

NOTE 3.  ACQUISITIONS

On August 6, 1999, the Company, through PMI Mortgage Insurance Australia (Holdings) Pty Limited ("PMI Holdings"), a newly formed and wholly owned subsidiary of PMI, acquired all of the outstanding common stock of PMI Ltd for approximately $78.3 million. The acquisition was financed in part by the issuance of PMI Holdings debt of $45.8 million. The acquisition was accounted for under the purchase method of accounting and, accordingly, the 1999 consolidated financial statements included the results of PMI Ltd's operations from the date of acquisition. The excess of the estimated fair value of net assets acquired over the purchase price was approximately $21.7 million recorded as negative goodwill being amortized over approximately 8 years. On February 14, 2001, the FASB issued an Exposure Draft, Combinations and Intangible Assets, proposed to change the accounting treatment of Goodwill. If the Exposure Draft becomes effective as proposed, the remaining balance of the Company's negative goodwill will be recognized as extraordinary income in the period of implementation. The balance of negative goodwill as of December 31, 2000 was $11.7 million.

On December 31, 1999, the Company acquired all of the outstanding common stock of Pinebrook Mortgage Insurance Company ("Pinebrook"), which was a wholly owned subsidiary of Allstate Insurance Company ("Allstate") for $22.6 million cash. The purchase price approximated the book value of Pinebrook, which did not differ significantly from fair value. This transaction has been accounted for under the purchase method.

The pro-forma unaudited results of operations for the years ended December 31, 1999 and 1998, assuming the purchases had been consummated as of January 1, 1998, follows:

(In thousands, except per share amounts)                                 1999                 1998
-----------------------------------------------------------------------------------------------------------------
Revenues                                                         $       692,585       $      583,298
Net income                                                               220,679              215,212
Basic net income per common share                                           4.92                 4.57
Diluted net income per common share                                         4.87                 4.55

NOTE 4. INVESTMENTS

Fair Values and Unrealized Net Gains (Losses) on Investments - The amortized cost and estimated fair values (based on quoted market prices) for fixed income and equity securities and unrealized net gains and losses on investments included in accumulated other comprehensive income are shown below:

                                                                                                       Net
                                      Amortized       Fair               Gross Unrealized          Unrealized
                                                                  -------------------------------
(In thousands)                          Cost          Value          Gains         (Losses)           Gains
-------------------------------------------------------------------------------------------------------------------------
At December 31, 2000:
Fixed income securities
  U.S. government and agencies       $   101,588   $   103,088    $     2,504     $    (1,004)     $     1,500
  Municipals                           1,268,775     1,349,160         82,692          (2,307)          80,385
  Corporate bonds                        165,928       161,082          2,400          (7,246)          (4,846)
                                     -----------   -----------    -----------     -----------      -----------
    Total fixed income securities      1,536,291     1,613,330         87,596         (10,557)          77,039
Equity securities
  Common stocks                           53,315        81,726         32,543          (4,132)          28,411
  Preferred stocks                       108,743       111,743          3,216            (216)           3,000
                                     -----------   -----------    -----------     -----------      -----------
    Total equity securities              162,058       193,469         35,759          (4,348)          31,411
Investment in affiliates                 130,747       131,849          1,101               -            1,101
Short-term investments                   139,470       139,577            113              (6)             107
                                     -----------   -----------    -----------     -----------      -----------
      Total investments              $ 1,968,566   $ 2,078,225    $   124,569     $   (14,911)     $   109,658
                                     -----------   -----------    -----------     -----------
      Deferred income taxes                                                                            (39,178)
         Total unrealized gains,                                                                   -----------
              net of deferred tax                                                                  $    70,480
                                                                                                   ===========

At December 31, 1999:
Fixed income securities
  U.S. government and agencies       $    87,223   $    84,047    $       387     $    (3,563)     $    (3,176)
  Municipals                           1,260,409     1,261,308         31,337         (30,438)             899
  Corporate bonds                        137,764       133,955             49          (3,858)          (3,809)
                                     -----------   -----------    -----------     -----------      -----------
    Total fixed income securities      1,485,396     1,479,310         31,773         (37,859)          (6,086)
Equity securities
  Common stocks                           44,714        83,890         40,812          (1,636)          39,176
  Preferred stocks                        17,660        17,582            157            (235)             (78)
                                     -----------   -----------    -----------     -----------      -----------
    Total equity securities               62,374       101,472         40,969          (1,871)          39,098
Investment in affiliates                  93,283        91,453              -          (1,830)          (1,830)
Short-term investments                   145,087       145,093             20             (14)               6
                                     -----------   -----------    -----------     -----------      -----------
      Total investments              $ 1,786,140   $ 1,817,328    $    72,762     $   (41,574)     $    31,188
                                     -----------   -----------    -----------     -----------
      Deferred income taxes                                                                            (11,002)
                                                                                                   -----------
        Total unrealized gains,
           net of deferred tax                                                                     $    20,186
                                                                                                   ===========

The difference between cost and fair value of the investment in affiliates reflects net unrealized gains on the affiliates' investment portfolio. The stated fair value does not necessarily represent the fair value of the affiliates' common stock held by the Company. Short-term investments includes $10.0 million of commercial paper issued by PG&E.

The change in net unrealized gains (losses), net of deferred income taxes, included in other comprehensive income for investments are as follows:


(In thousands)                                                       2000                  1999               1998
--------------------------------------------------------------------------------------------------------------------------
Fixed income securities                                          $  53,948             $  (61,376)          $  8,874
Equity securities                                                   (5,586)                 8,758             (6,565)
Investment in affiliates                                             1,905                 (1,662)               217
Short-term investments                                                  27                      4                  -
                                                                 ---------             ----------           --------
       Total net unrealized gains (losses)                       $  50,294             $  (54,276)          $  2,526
                                                                 =========             ==========           ========

Scheduled Maturities - The amortized cost and fair values of fixed income securities at December 31, 2000, by contractual maturity, are as follows:

                                                                                   Amortized           Fair
(In thousands)                                                                       Cost              Value
----------------------------------------------------------------------------------------------------------------
Due in one year or less                                                       $     12,098           $    12,321
Due after one year through five years                                              195,485               197,557
Due after five years through ten years                                             179,268               187,128
Due after ten years                                                              1,090,041             1,156,748
Mortgage-backed securities                                                          59,399                59,576
                                                                              ------------           -----------
     Total fixed income securities                                            $  1,536,291           $ 1,613,330
                                                                              ============           ===========

Actual maturities may differ from those scheduled as a result of calls or prepayments by the issuers prior to maturity.

Investment Concentration and Other Items - The Company maintains a diversified portfolio of municipal bonds. At December 31, 2000 and 1999, the following states represented the largest concentrations in the portfolio (expressed as a percentage of the carrying value of all municipal bond holdings). Holdings in no other state exceed 5.0% of the portfolio at December 31, for the respective years.

                                                                                      2000           1999
----------------------------------------------------------------------------------------------------------
Illinois                                                                              14.1%         13.2%
Texas                                                                                 12.6          12.2
Washington                                                                            11.2          11.5
New York                                                                               9.7           9.2
Massachusetts                                                                          7.5           6.3
California                                                                             5.6           6.1
Pennsylvania                                                                           5.5           5.5

At December 31, 2000, fixed income and short-term securities with a market value of $15.6 million were on deposit with regulatory authorities as required by law.

Investment Income - Investment income by investment type is as follows:

(In thousands)                                                          2000               1999               1998
------------------------------------------------------------------------------------------------------------------
Fixed income securities                                          $    94,794       $     82,256       $     76,427
Equity securities                                                      4,841              2,400              2,466
Common stock of affiliates                                            11,643              7,061              3,225
Short-term investments                                                 9,223              4,793              3,442
                                                                 -----------       ------------       ------------
       Investment income, before expenses                            120,501             96,510             85,560
       Investment expense                                             (1,302)            (1,368)              (879)
                                                                 -----------       ------------       ------------
       Net investment income                                     $   119,199       $     95,142       $     84,681
                                                                 ===========       ============       ============

Realized Investment Gains and Losses - Net realized investment gains (losses) on investments are as follows:

(In thousands)                                                          2000              1999                1998
------------------------------------------------------------------------------------------------------------------
Fixed income securities
  Gross gains                                                    $     1,657       $       535        $      1,512
  Gross losses                                                        (9,734)           (3,610)                (31)
                                                                 -----------       -----------        ------------
        Net                                                           (8,077)           (3,075)              1,481
Equity securities:
  Gross gains                                                         17,768             7,210              26,298
  Gross losses                                                        (9,474)           (3,636)             (3,143)
                                                                 -----------       -----------        ------------
        Net                                                            8,294             3,574              23,155
Short-term investments
  Gross gains                                                            453                10                   -
  Gross losses                                                          (238)                -                   -
                                                                 -----------       -----------        ------------
        Net                                                              215                10                   -
                                                                 -----------       -----------        ------------
Net realized investment gains, before income taxes                       432               509              24,636
Income taxes                                                            (151)             (178)             (8,623)
                                                                 -----------       -----------        ------------
Net realized investment gains, net of income taxes               $       281       $       331        $     16,013
                                                                 ===========       ===========        ============

NOTE 5.  LOSS RESERVES

The following table provides a reconciliation of the beginning and ending reserve for losses and loss adjustment expenses for each of the last three years:

(In thousands)                                                            2000                  1999                1998
----------------------------------------------------------------------------------------------------------------------------
Balance, January 1                                                     $   282,000           $  215,259           $  202,387
Reinsurance recoverable                                                    (10,342)              (6,782)              (6,067)
                                                                       -----------           ----------           ----------
Net balance, January 1                                                     271,658              208,477              196,320
Losses and loss adjustment expenses incurred (principally
       In respect of defaults occurring in)
                 Current year                                              191,904              159,293              146,884
                 Prior years                                               (88,825)             (46,611)             (11,168)
                                                                       -----------           ----------           ----------
               Total losses and loss adjustment expenses                   103,079              112,682              135,716
Losses and loss adjustment expense payments (principally
       in respect of defaults occurring in)
                 Current year                                               (4,825)              (1,798)             (12,503)
                 Prior years                                               (84,034)             (96,890)            (111,056)
                                                                       -----------           ----------           ----------
               Total payments                                              (88,859)             (98,688)            (123,559)
Forestview reserves, at acquisition (Note 6)                                     -               42,528                    -
Pinebrook reserves, at acquisition                                               -                1,093                    -
PMI Ltd reserves, at acquisition                                                 -                4,473                    -
                                                                       -----------           ----------           ----------
Net balance, December 31                                                   285,878              270,565              208,477
Reinsurance recoverable                                                      9,211               11,435                6,782
                                                                       -----------           ----------           ----------
Balance, December 31                                                   $   295,089           $  282,000           $  215,259
                                                                       ===========           ==========           ==========

As a result of changes in estimates of ultimate losses resulting from insured events in prior years, the provision for losses and loss adjustment expenses, net of reinsurance recoverable, decreased by $88.8 million, $46.6 million and $11.2 million in 2000, 1999 and 1998, respectively, due to the impact of a favorable interest rate environment on loss mitigation activities and to lower than expected claims in California. Such estimates were based on management's analysis of various economic trends, including the real estate market and unemployment rates, and their effect on recent claim rate and claim severity experience.

NOTE 6.  REINSURANCE

The Company utilizes reinsurance to reduce net risk in force to meet regulatory risk-to-capital requirements and to comply with the regulations that limit the maximum coverage to 25% for any single risk. The Company's reinsurance agreements provide for a recovery of a portion of losses and loss expenses from reinsurers, and reinsurance recoverable are recorded as assets. The Company remains liable if the reinsurers are unable to satisfy their obligations under the agreements. Reinsurance estimates are based on the Company's actuarial analysis of the applicable business; amounts the Company will ultimately recover could differ materially from amounts recorded in reinsurance recoverable. Reinsurance recoverable on paid losses was $9.2 million and $11.4 million at December 31, 2000 and 1999, respectively. Prepaid reinsurance premiums were $1.8 million and $1.7 million at December 31, 2000 and 1999, respectively.

In December 1993, PMI decided to cease writing Old Pool business, except for honoring certain commitments in existence prior to the discontinuation of this business. Concurrently, PMI entered into a reinsurance agreement with Forestview Mortgage Insurance Co. ("Forestview"), a wholly owned subsidiary of Allstate, to cede all future Old Pool premiums and net losses from PMI to Forestview. In July of 1999, PMI and Forestview received regulatory approval of a Recapture Agreement executed in March 1999 to commute the Old Pool reinsurance arrangement retroactive to January 1, 1999. The Recapture Agreement also included the commutation of an insignificant second lien primary insurance arrangement between the parties.

During 1999, PMI entered into a reinsurance arrangement with three reinsurers to provide coverage for a 10-year period in the event of catastrophic losses. PMI paid the reinsurers a total one-time premium of $16.4 million of which a substantial portion will be recovered by PMI should losses not reach catastrophic levels. This agreement does not transfer risk in accordance with SFAS No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts, and therefore is being reported in accordance with SOP 98-7, Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Risk. The expense attributable to the expiration of coverage provided under the contract was $2.2 million and $1.9 million in 2000 and 1999, respectively.

The effects of reinsurance on the primary premiums written, premiums earned and losses and loss adjustment expenses of the Company's operations for the year ended December 31 are as follows:

(In thousands)                                                            2000                  1999                  1998
------------------------------------------------------------------------------------------------------------------------------
Premiums written
      Direct                                                           $   676,777           $   597,551           $   518,101
      Assumed                                                                2,209                 8,999                 6,557
      Ceded                                                                (39,924)              (35,296)              (35,558)
                                                                       -----------           -----------           -----------
            Net premiums written                                       $   639,062           $   571,254           $   489,100
                                                                       ===========           ===========           ===========

Premiums earned
      Direct                                                           $   671,602           $   586,590           $   521,338
      Assumed                                                                1,800                 6,445                 2,517
      Ceded                                                                (39,040)              (34,412)              (32,629)
                                                                       -----------           -----------           -----------
            Net premiums earned                                        $   634,362           $   558,623           $   491,226
                                                                       ===========           ===========           ===========

Losses and loss adjustment expenses
      Direct                                                           $   106,301           $   115,180           $   131,692
      Assumed                                                                 (643)                3,109                   838
      Ceded                                                                 (2,579)               (5,607)                3,186
                                                                       -----------           -----------           -----------
            Net losses and loss adjustment expenses                    $   103,079           $   112,682           $   135,716
                                                                       ===========           ===========           ===========

NOTE 7.  INCOME TAXES

The components of income tax expense are as follows:

(In thousands)                                                            2000                  1999                  1998
------------------------------------------------------------------------------------------------------------------------------
 Current                                                               $    37,565           $     6,942           $     7,302
 Deferred                                                                   76,089                78,678                69,286
                                                                       -----------           -----------           -----------
      Total income tax expense                                         $   113,654           $    85,620           $    76,588
                                                                       ===========           ===========           ===========

The components of the income tax expense for 2000 include a foreign provision for current tax expense of $4.7 million and deferred tax expense of $1.9 million primarily related to PMI Ltd.

A reconciliation of the statutory federal income tax rate to the effective tax rate reported on income before income taxes is as follows:

                                                                       2000                   1999                   1998
---------------------------------------------------------------------------------------------------------------------------
Statutory federal income tax rate                                        35.0%                  35.0%                  35.0%
Tax-exempt income                                                        (6.0)                  (6.8)                  (7.2)
State income tax, net                                                     0.4                    0.5                    0.4
Foreign income tax                                                       (0.3)                   0.2                      -
Other                                                                     1.3                    0.6                    0.5
                                                                         ----                   ----                   ----
     Effective income tax rate                                           30.4%                  29.5%                  28.7%
                                                                         ----                   ----                   ----

Section 832(e) of the Internal Revenue Code permits mortgage guaranty insurers to deduct, within certain limitations, additions to statutory contingency reserves. (See Note 14.) This provision was enacted to enable mortgage guaranty insurers to increase statutory unassigned surplus through the purchase of non-interest bearing "tax and loss bonds" from the federal government. The tax and loss bonds purchased are limited to the tax benefit of the deduction for additions to the contingency reserve. The Company purchased tax and loss bonds of $103.4 million, $73.5 million and $47.4 million in 2000, 1999 and 1998, respectively.

The Company paid income taxes of $12.5 million, $10.5 million and $8.4 million in 2000, 1999 and 1998, respectively.

The components of the deferred income tax assets and liabilities at December 31 are as follows:


(In thousands)                                                                            2000                 1999
-----------------------------------------------------------------------------------------------------------------------
Deferred tax assets:
     Discount on loss reserves                                                          $   6,597             $   6,253
     Unearned premium reserves                                                              1,265                 4,867
     Alternative minimum tax credit carryforward                                           49,414                39,911
     Pension costs                                                                          6,065                 4,406
     Other assets                                                                           8,862                 7,981
                                                                                        ---------             ---------
          Total deferred tax assets                                                        72,203                63,418

Deferred tax liabilities:
     Statutory contingency reserve                                                         61,905                89,092
     Deferred policy acquisition costs                                                     22,154                23,549
     Unrealized net gains on investments                                                   36,976                11,001
     Software development costs                                                            12,071                 7,570
     Equity earnings of unconsolidated affiliates                                           6,640                 3,493
     Other liabilities                                                                      7,438                 4,353
                                                                                        ---------             ---------
          Total deferred tax liabilities                                                  147,184               139,058
                                                                                        ---------             ---------
               Net deferred tax liability                                               $  74,981             $  75,640
                                                                                        =========             =========

NOTE 8.  BENEFIT PLANS

Full-time employees and certain part-time employees of the Company participate in The PMI Group, Inc. Retirement Plan ("Plan"), a noncontributory defined benefit plan. The Plan has been funded by the Company to the fullest extent permitted by federal income tax rules and regulations. Also, certain employees' earning in excess of $170,000 per year participate in The PMI Group, Inc. Supplemental Employee Retirement Plan, a noncontributory defined benefit plan. Benefits under both plans are based upon the employee's length of service, average annual compensation and estimated social security retirement benefits.

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

The following table presents certain information regarding the Company's Benefit Plans as of December 31:

                                                         Pension Benefits                            Other Benefits
                                            -----------------------------------------  --------------------------------------
(In thousands, except percentages)              2000           1999          1998          2000          1999          1998
-----------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at January 1             $   25,537     $   18,376     $  11,381     $   3,952     $   4,219     $   3,112
Service cost                                     5,955          5,443         3,796           574           578           434
Interest cost                                    2,725          1,710         1,074           410           320           255
Actuarial loss (gain)                            1,614          1,046         2,861           (92)       (1,139)          435
Benefits paid                                   (1,207)        (1,038)         (736)          (30)          (26)          (17)
                                            ----------     -----------    ---------     ---------     ---------     ---------
Benefit obligation at December 31               34,624         25,537        18,376         4,814         3,952         4,219
                                            ----------     -----------    ---------     ---------     ---------     ---------

Change in plan assets
Fair value of plan assets at January 1          13,894          8,877         5,204             -             -             -
Actual return on plan assets                     1,296          2,397           366             -             -             -
Company contribution                             3,155          3,658         4,043            30            26            17
Benefits paid                                   (1,209)        (1,038)         (736)          (30)          (26)          (17)
                                            ----------     -----------    ---------     ---------     ---------     ---------
Fair value of plan assets at December 31        17,136         13,894         8,877             -             -             -
                                            ----------     -----------    ---------     ---------     ---------     ---------

Funded status
Funded (underfunded) status of plan at
     December 31                               (17,488)       (11,643)       (9,499)       (4,814)       (3,952)       (4,219)
Unrecognized actuarial loss (gain)               4,357          2,891         3,583        (1,532)       (1,460)         (320)
Unrecognized prior service cost                      -              -             -           225           245           265
                                            ----------     -----------    ---------     ---------     ---------     ---------
Accrued and recognized benefit cost         $  (13,131)    $   (8,752)    $  (5,916)    $  (6,121)    $  (5,167)    $  (4,274)
                                            ==========     ===========    =========     =========     =========     =========

Components of net periodic benefit cost
Service cost                                $    5,954     $    5,443     $   3,796     $     574     $     578     $     434
Interest cost                                    2,725          1,710         1,074           411           320           255
Expected return on assets                       (1,362)          (893)         (515)            -             -             -
Prior service cost amortization                      -              -             -            20            20            20
Actuarial loss (gain) recognized                   216            234           (68)          (20)            -           (26)
                                            ----------     -----------    ---------     ---------     ---------     ---------
Net periodic benefit cost                   $    7,533     $    6,494     $   4,287     $     985     $     918     $     683
                                            ==========     ===========    =========     =========     =========     =========

Weighted-average assumptions
Discount rate                                     7.75%          8.00%         6.75%         7.75%         8.00%         6.75%
Expected return on plan assets                    8.50%          8.50%         8.50%          N/A           N/A           N/A
Rate of compensation increase                     5.50%          5.50%         5.50%          N/A           N/A           N/A
Health care cost trend on covered charges          N/A            N/A           N/A          6.00%         6.00%         6.00%

Sensitivity of retiree welfare results. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                One-Percentage-   One-Percentage-
(In thousands)                                                  Point Increase    Point Decrease
-------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components         $           221   $           171
Effect on accumulated postretirement benefit obligation                     958               752

Savings and Profit Sharing Plans. Certain employees of the Company are eligible to participate in The PMI Group, Inc. Savings and Profit Sharing Plan ("401K Plan") covering both salaried and hourly employees. Eligible employees who participate in the 401K Plan receive, within certain limits, matching Company contributions. Costs relating to the 401K Plan amounted to $2.4 million, $2.2 million, and $1.7 million for 2000, 1999 and 1998, respectively.

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

                                                                  2000                                1999
                                                      ----------------------------        ----------------------------
                                                      Carrying          Estimated         Carrying          Estimated
(In thousands)                                          Value           Fair Value          Value           Fair Value
----------------------------------------------------------------------------------------------------------------------
6.75%  Long-term debt                                 $  99,609         $  99,859         $  99,542         $  92,252
8.309% Redeemable preferred capital securities        $  99,109         $  94,992         $  99,075         $  90,041
7.00%  Bank Note                                      $  37,210         $  39,000         $  45,825         $  47,300

A number of the Company's significant assets and liabilities, including deferred policy acquisition costs, property and equipment, loss reserves, unearned premiums and deferred income taxes are not considered financial instruments.

NOTE 10. DEBT AND CREDIT FACILITIES

Long-term Debt - On November 15, 1996, the Company issued unsecured debt securities in the face amount of $100.0 million ("Notes"). The Notes mature and are payable on November 15, 2006 and are not redeemable prior to maturity. No sinking fund is required or provided for prior to maturity. Interest on the Notes is 6.75% and is payable semiannually. Interest payments of $6.8 million were made during 2000, 1999 and 1998.

Bank Note - On August 3, 1999, PMI Holdings, along with TPG as guarantor, entered into a credit agreement with Bank of America, N.A. ("Bank"). PMI Holdings borrowed $37.2 million (A$70.5 million "Loan") at a 6-month adjustable interest rate which equals the Australia Bank Bill Buying Rate plus a specified margin that is dependant on the TPG's senior debt rating. The proceeds of the Loan were used to finance the purchase of PMI Ltd. Principal payments in equal 10% installments are due annually beginning August 3, 2001 and continue through August 3, 2005. The final 50% principal payment is due August 3, 2006. Concurrently, on August 3, 1999, PMI Holdings along with TPG as guarantor entered into a Swap Transaction ("Swap") with the Bank. The Swap effectively fixed the interest rate on the Loan to 7.0%. The net interest effect of the Swap is reported as an adjustment of interest expense. The fair value of the Swap agreement is not recognized in the financial statements. Other provisions of the Swap do not have a material effect on the Loan. Interest payments on the note of $3.0 million were made during 2000 and no interest payments were made during 1999. Future principal payments of the bank note are as follows:

(In thousands)                                                Principal Payments
--------------------------------------------------------------------------------
Year ending December 31:
2001                                                          $            3,721
2002                                                                       3,721
2003                                                                       3,721
2004                                                                       3,721
2005                                                                       3,721
2006                                                                      18,605
                                                              ------------------
     Total                                                    $           37,210
                                                              ==================

Lines of Credit - The Company has a line of credit agreement ("Line") with Bank of America in the amount of $25.0 million and commitment fee of 8.0/6.5 basis points. The line has final maturity of December 2001and may be used for general corporate purposes. A Chase Manhattan Credit Agreement expired in February 2001. There were no amounts outstanding on both Lines at December 31, 2000 and 1999.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases certain office facilities and equipment. Minimum rental commitments under non-cancelable operating leases with a remaining term of more than one year as of December 31, 2000 are as follows:

(In thousands)                                                 Lease Commitments
--------------------------------------------------------------------------------
Year ending December 31:
2001                                                          $            9,938
2002                                                                       8,345
2003                                                                       6,169
2004                                                                       4,846
2005                                                                         574
Thereafter                                                                 1,169
                                                              ------------------
     Total                                                    $           31,041
                                                              ==================

The Company renewed its corporate headquarters lease for 5 years in 1999. On December 29, 2000, the Company executed a purchase agreement for a seven story commercial building to serve as the new World Headquarters. The total purchase price was $74.0 million in cash, with an initial deposit of $4.5 million paid on December 29, 2000 and the final progress payment due at closing, which is expected to be in December 2001. The Company intends to sublease its current corporate facilities after vacancy in the first quarter of 2002. The impact of such a subleasing arrangement is not included in the above amounts.

Total rent expense for all leases was $11.3 million, $9.6 million and $9.0 million in 2000, 1999 and 1998, respectively.

Legal Proceedings - On December 15, 2000, the Company announced that PMI entered into an agreement with the plaintiffs to settle the putative class action litigation captioned Baynham et al. v. PMI Mortgage Insurance Company. PMI denied all facts and allegations in the lawsuit that alleged violations of
Section 8 of the Real Estate Settlement Procedures Act (RESPA).

To account for the settlement, PMI took an after-tax charge against fourth quarter 2000 earnings of $0.08 per share, which is the estimated cost of settlement less anticipated insurance recovery. The charge is based, in part, upon an estimate of insurance payments the Company will receive from its insurance carriers as reimbursement for certain costs and expenses incurred by, and to be incurred by, the Company in connection with its defense and settlement of the action. The Company is currently negotiating with its insurance carriers with respect to the amount of any such payments. There can be no assurance that the Company's estimate of the amount of insurance payments will be achieved and such an event could have an adverse effect on the Company's results of operations.

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

On February 4, 1997, TPG, through a wholly-owned trust, privately issued $100.0 million of 8.309% preferred capital securities, Series A ("Capital Securities"). The Capital Securities are redeemable after February 1, 2007, at a premium or upon occurrence of certain tax events, and mature on February 1, 2027. The net proceeds, totaling $99.0 million, were used for general corporate purposes, including common stock repurchases and additions to the investment portfolio. The Capital Securities were issued by PMI Capital I ("Issuer Trust"). The sole asset of the Issuer Trust consists of $103.1 million principal amount of a junior subordinated debenture ("Debenture") issued by TPG to the Issuer Trust. The Debenture bears interest at the rate of 8.309% per annum and matures on February 1, 2027. The amounts due to the Issuer Trust under the Debenture and the related income statement amounts have been eliminated in the Company's consolidated financial statements. Distributions on the Capital Securities occur on February 1 and August 1 of each year. The obligations of TPG under the Debenture and a related guarantee and expense agreement constitute a full and unconditional guarantee by TPG of the Issuer Trust's obligations under the Capital Securities. The Capital Securities are subject to mandatory redemption under certain circumstances. Distribution payments of $8.3 million were made in 2000 and 1999, respectively.

NOTE 13. DIVIDENDS AND SHAREHOLDERS' EQUITY

Dividends - PMI's ability to pay dividends to TPG is limited by, among other restrictions, state insurance laws including the laws of the state of Arizona. Arizona law provides that PMI may pay out of any available surplus account without prior approval of the Director of the Arizona Department of Insurance dividends during any 12-month period not to exceed the lesser of 10% of policyholders' surplus as of the preceding year end, or the last calendar year's investment income. Other state insurance laws restrict the payment of dividends from the unassigned surplus account only. The laws of Florida limit the payment of dividends by APTIC to TPG in any one year to 10% of available and accumulated surplus derived from realized net operating profits and net realized capital gains. In addition to the dividend restrictions by state laws, the Company's credit agreements limit the payment of dividends by PMI, and various credit rating agencies and insurance regulatory authorities have the ability (directly or indirectly) to limit the payment of dividends to TPG by PMI or APTIC. During the first quarter of 2000, APTIC declared a cash dividend of $3.0 million to TPG, substantially the full amount of a dividend that can be paid by APTIC in 2000 without prior permission from the Florida Department of Insurance. During 2000, PMI paid $50 million to TPG representing a return of capital, which was approved by the Arizona Department of Insurance.

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

Equity Incentive Plan and Directors Plan - During 1999, the Company amended and restated The PMI Group, Inc. Equity Incentive Plan ("Equity Incentive Plan") and The PMI Group, Inc. Stock Plan for Non-Employee Directors ("Directors Plan") The Equity Incentive Plan provides for awards of both non-qualified stock options and incentive stock options, stock appreciation rights, restricted stock subject to forfeiture and restrictions on transfer, and performance awards entitling the recipient to receive cash or common stock in the future following the attainment of performance goals determined by the Board of Directors. Generally, options are granted with an exercise price equal to the market value on the date of grant, expire ten years from the date of grant and have a three-year vesting period. The Directors Plan provides that each director who is not an employee of the Company or its subsidiaries will receive an annual grant of up to 450 shares of common stock and will receive stock options for 3,750 shares annually, after an initial option of up to 6,000 shares. The shares will be granted on June 1 of each year or as soon as administratively practicable after each anniversary of the director's commencement of service.

The following is a summary of the stock option activity in the Equity Incentive Plan and the Directors Plan during 2000, 1999 and 1998:

                                                   2000                            1999                            1998
                                      ------------------------------   -----------------------------   -----------------------------
                                                         Weighted                        Weighted                        Weighted
                                         Shares          Average          Shares         Average          Shares         Average
                                      Under Option    Exercise Price   Under Option   Exercise Price   Under Option   Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at
     beginning of year                 1,820,495         $  30.74       1,375,051        $  35.83         924,582        $  28.20
Granted                                  644,667            39.06         588,756           29.54         549,975           47.36
Exercised                               (245,987)           59.22        (106,120)          25.07         (77,892)          23.78
Forfeited                                (93,373)           35.36         (37,192)          42.93         (21,614)          42.81
                                       ---------                        ---------                       ---------
Outstanding at end of year             2,125,802            36.05       1,820,495           34.26       1,375,051           35.83
                                       =========                        =========                       =========

Exercisable at year end                  879,514         $  32.96         746,398        $  30.74         604,467        $  26.05

Weighted-average fair
  market value of options
  granted during the year                                $  39.12                        $  29.54                        $  47.36

Reserved for future grants             1,746,581                -       2,304,749               -         597,218               -

Note: The weighted average remaining contractual life of shares under option was
7.4 years (for an exercise price between $19.66 and $63.94) in 2000; 8.0 years ($19.66 and $50.83) in 1999; and 8.0 years ($32.14 and $76.25) in 1998.

As discussed in Note 2, the Company accounts for stock-based compensation under APB No. 25 and its related interpretations. SFAS No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro-forma net income and earnings per share using the fair value method. The fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions for 2000, 1999, and 1998, respectively: dividend yield of 0.30%, 0.35% and 0.26%; expected volatility range of 29.15% to 33.44%, 30.77% to 32.52%, and 21.92% to 23.15%; risk-free interest rates of
6.33% to 5.09%, 5.12% to 5.79%, and 5.45% to 5.58%; and an expected life of four years following the vesting. Forfeitures are recognized as they occur.

If the computed fair values of the 2000, 1999 and 1998 awards had been amortized to expense over the vesting period of the awards, the Company's net income, basic net income per share and diluted net income per share would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share amounts)                                   2000          1999          1998
--------------------------------------------------------------------------------------------------------------
Net income:
     As reported                                                        $  260,212    $  204,466    $  190,360
     Pro-forma                                                             255,811       201,503       187,776

Basic earnings per share:
     As reported                                                        $     5.88    $     4.55    $     4.04
     Pro-forma                                                                5.78          4.49          3.99

Diluted earnings per share:
     As reported                                                        $     5.78    $     4.52    $     4.02
     Pro-forma                                                                5.68          4.45          3.97

Equity Stock Purchase Plan - In February 1999, the Company's Board of Directors adopted the 1999 PMI Group, Inc. Employee Stock Purchase Plan ("ESPP") and shareholder approval was granted during the Company's 1999 Annual Meeting. A total of 300,000 shares of the Company's authorized but unissued common stock has been made available under the ESPP. The ESPP allows eligible employees to purchase shares of the Company's stock at a discount of 15 percent of the beginning-of-period or end-of-period (each period being a six month enrollment period) fair market value of the stock, whichever is lower. Under the ESPP, the Company sold approximately 23,638 and 13,578 shares in 2000 and 1999, respectively. The Company applies APB 25 in accounting for the ESPP. The pro forma effect on the Company's net income and earnings per share had compensation cost been determined under SFAS 123 was deemed immaterial in 2000.

NOTE 14. STATUTORY ACCOUNTING

The Company's domestic insurance subsidiaries prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by their respective state's Department of Insurance, which is a comprehensive basis of accounting other than GAAP.

Currently, "prescribed" statutory accounting practices are interspersed throughout state insurance laws and regulations, the National Association of Insurance Commissioners' (NAIC) Accounting Practices and Procedures Manual and a variety of other NAIC publications. "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, may differ from company to company within a state, and may change in the future.

The NAIC revised the Accounting Practices and Procedures Manual in process referred to as Codification. The revised manual was adopted by the respective states and will be effective January 1, 2001. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that the Company's insurance subsidiaries use to prepare their statutory-basis financial statements. The cumulative effect of changes in accounting principles adopted to conform to the revised Accounting Practices and Procedures Manual will be reported as an adjustment to surplus as of January1, 2001. Management believes the impact of these changes will not result in a significant reduction in the Company's insurance subsidiaries' statutory-basis capital and surplus.

The statutory net income, statutory surplus and contingency reserve liability of PMI as of and for the years ended December 31 are as follows:

(In thousands)                                                          2000                   1999                 1998
--------------------------------------------------------------------------------------------------------------------------
Statutory net income                                          $         276,946     $         270,301     $        214,040
                                                              -----------------     -----------------     ----------------

Statutory surplus                                             $         159,528     $         134,133     $        165,459
                                                              -----------------     -----------------     ----------------
Contingency reserve liability                                 $       1,457,991     $       1,238,140     $      1,028,440
                                                              -----------------     -----------------     ----------------

The differences between the statutory net income and equity presented above for PMI and the consolidated net income and equity presented on a GAAP basis primarily represent the differences between GAAP and statutory accounting practices as well as the results of operations and equity of other Company subsidiaries.

NOTE 15. BUSINESS SEGMENTS

The Company's reportable operating segments include Domestic Mortgage Insurance, International Mortgage Insurance, and Title Insurance. Key products and accounting policies for each of the reportable segments are disclosed in Note 2, "Business and Summary of Significant Accounting Policies." The Other segment includes the income and expenses of the holding company, the results from MSC, and the activity of an inactive broker-dealer.

Intersegment transactions are not significant. The Company evaluates performance primarily based on segment net income. The following tables present information about reported segment income (loss) and segment assets as of and for the periods indicated:

                                                                  International
                                                  Mortgage           Mortgage
2000                                             Guaranty           Guaranty             Title                         Consolidated
(in thousands)                                   Insurance          Insurance          Insurance         Other            Total
------------------------------------------------------------------------------------------------------------------------------------
Premiums earned                               $    503,750     $         26,628     $    103,984     $        -     $       634,362
                                              -------------    -----------------    -------------    -----------    ----------------
Net underwriting income (expenses)
         before tax-external customers        $    277,043     $         13,724     $      7,628     $  (25,641)    $       272,754
Investment income & net realized capital
         gains                                      87,197               12,126            1,890          6,775             107,988
Equity in earnings of affiliates                     8,601                 (237)               -          3,279              11,643
Interest expense                                       (19)              (2,705)               -         (7,486)            (10,210)
Distributions on preferred capital
         securities                                      -                    -                -         (8,309)             (8,309)
                                              -------------    -----------------    -------------    -----------    ----------------
   Income (loss) before income tax expense         372,822               22,908            9,518        (31,382)            373,866
Income tax benefit (expense)                      (114,234)              (6,501)          (3,274)        10,355            (113,654)
                                              -------------    -----------------    -------------    -----------    ----------------
Net income (loss)                             $    258,588     $         16,407     $      6,244     $  (21,027)    $       260,212
                                              -------------    -----------------    -------------    -----------    ----------------



   Total assets                               $  2,052,814     $        174,006     $     53,275     $  112,562     $     2,392,657
                                              -------------    -----------------    -------------    -----------    ----------------

                                                                  International
                                                  Mortgage           Mortgage
1999                                              Guaranty           Guaranty            Title                         Consolidated
(in thousands)                                   Insurance          Insurance          Insurance         Other             Total
 -----------------------------------------------------------------------------------------------------------------------------------
Premiums earned                               $    447,214     $         11,291     $    100,118     $        -     $       558,623
                                              =============    =================    =============    ===========    ===============
Net underwriting income (expenses)
        before tax-external customers         $    202,508     $          6,910     $     10,897     $   (9,015)    $       211,300
Investment income & net realized capital
        gains                                       79,020                4,611            1,633          3,326              88,590
Equity in earnings of affiliates                     5,567                    -                -          1,494               7,061
Interest expense                                        (3)              (1,307)               -         (7,244)             (8,554)
Distributions on preferred capital
        securities                                       -                    -                -         (8,311)             (8,311)
                                              -------------    -----------------    -------------    -----------    ----------------
   Income (loss) before income tax expense         287,092               10,214           12,530        (19,750)            290,086
Income tax benefit (expense)                       (88,628)              (3,469)          (4,422)        10,899             (85,620)
                                              -------------    -----------------    -------------    -----------    ----------------
Net income (loss)                             $    198,464     $          6,745     $      8,108     $   (8,851)    $       204,466
                                              =============    =================    =============    ===========    ===============

       Total assets                           $  1,764,125     $        182,586     $     46,484     $  107,567     $     2,100,762
                                              =============    =================    =============    ===========    ===============

                                                 Mortgage
1998                                             Guaranty             Title                               Consolidated
(in thousands)                                   Insurance          Insurance            Other               Total
-----------------------------------------------------------------------------------------------------------------------
Premiums earned                               $    411,922     $         79,304     $          -     $       491,226
                                              =============    =================    =============    ================
Net underwriting income (expenses)
         before tax-external customers        $    172,414     $          9,606     $     (9,049)    $       172,971
Investment income & net realized capital
         gains                                      97,989                1,427            6,676             106,092
Equity in earnings of affiliates                     2,900                    -              325               3,225
Interest expense                                        (3)                   -           (7,026)             (7,029)
Distributions on preferred capital
         securities                                      -                    -           (8,311)             (8,311)
                                              -------------    -----------------    -------------    ----------------
   Income (loss) before income tax expense         273,300               11,033          (17,385)            266,948
Income tax benefit (expense)                       (78,732)              (4,182)           6,326             (76,588)
                                              -------------    -----------------    -------------    ----------------
Net income (loss)                             $    194,568     $          6,851     $    (11,059)    $       190,360
                                              =============    =================    =============    ================

       Total assets                           $  1,643,482     $         42,165     $     92,223     $     1,777,870
                                              =============    =================    =============    ================

The Company did not have any major customers that accounted for more than 10% of its consolidated revenues for any of the years presented.

NOTE 16. CAPITAL SUPPORT AGREEMENTS

PMI's claims-paying ratings from certain national rating agencies have, in the past, been based in significant part on various capital support commitments from Allstate ("Allstate Support Agreements"). On October 27, 1994, the Allstate Support Agreements were terminated with respect to policies issued after October 27, 1994, but continue in modified form (as so modified, the "Runoff Support Agreement") for policies written prior to such termination. Under the terms of the Runoff Support Agreement, Allstate may, at its option, either directly pay or cause to be paid, claims relating to policies written during the terms of the respective Allstate Support Agreements if PMI fails to pay such claims or, in lieu thereof, make contributions directly to PMI or TPG. In the event any amounts were so paid or contributed (which possibility management believes is remote), Allstate would receive subordinated debt or preferred stock of PMI or TPG in return. No payment obligations have arisen under the Runoff Support Agreement. The Runoff Support Agreement provides PMI with additional capital support for rating agency purposes.

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

On September 30, 1999, a CMG Capital Support Agreement was executed by PMI and CUNA Mutual Investment Corp. whereby both parties agreed to contribute funds, under specified conditions, so as to maintain CMG's risk-to-capital at or below
18.0 to 1. As a 50% owner of CMG, PMI's obligation under the agreement is limited to an aggregate amount of $15 million, exclusive of capital contributions made prior to September 30, 1999. The previous CMG Capital Support Agreement, dated June 6, 1996, was superceded by execution of the new agreement. On December 31, 2000, CMG's risk-to capital ratio was 15.4 to 1.

On June 6, 1999, a Capital Support Agreement was entered into between PMI and PMI Ltd, whereby PMI agrees that it will provide funds necessary to ensure that PMI Ltd is able to maintain a sufficient level of capital at all times. In addition, the agreement states that in no event shall the net assets of PMI Ltd be less than 2% of the net aggregate risk of PMI Ltd plus A$50.0 million.

As of December 31, 2000, the Company was in compliance with all covenants included in its capital support agreements.

NOTE 17. QUARTERLY RESULTS (UNAUDITED)

                        First Quarter               Second Quarter              Third Quarter               Fourth Quarter
                        -------------------------   -------------------------   -------------------------   ------------------------
                             2000          1999          2000          1999          2000          1999          2000         1999
------------------------------------------------------------------------------------------------------------------------------------
                                               (in thousands, except per share amounts)
Revenues                 $  179,418    $ 155,251     $ 187,893     $ 156,173     $ 195,046     $ 178,194     $ 200,211     $ 180,506
                         ----------    ---------     ---------     ---------     ---------     ---------     ---------     ---------
Net income               $   59,990    $  43,652     $  64,979     $  49,459     $  69,256     $  54,503     $  65,983     $  56,852
                         ----------    ---------     ---------     ---------     ---------     ---------     ---------     ---------
Basic EPS                $     1.36    $    0.97     $    1.47     $    1.10     $    1.57     $    1.22     $    1.49     $    1.27
                         ----------    ---------     ---------     ---------     ---------     ---------     ---------     ---------
Diluted EPS              $     1.34    $    0.96     $    1.45     $    1.09     $    1.53     $    1.21     $    1.46     $    1.26
                         ----------    ---------     ---------     ---------     ---------     ---------     ---------     ---------
Diluted operating EPS*   $     1.33    $    0.96     $    1.45     $    1.09     $    1.51     $    1.20     $    1.57     $    1.26
                         ----------    ---------     ---------     ---------     ---------     ---------     ---------     ---------

* Diluted operating earnings per share represents diluted earnings per share excluding realized capital gains and their related income tax effect, and the litigation settlement charges of $0.08 per share after tax in the fourth quarter of 2000.

Earnings per share is computed independently for the quarters presented. Therefore, the sum of the quarterly earnings per share amounts may not equal the total computed for the year. All periods have been adjusted to reflect the company's 3 for 2 stock split.

                        REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
The PMI Group, Inc.

We have audited the accompanying consolidated balance sheet of The PMI Group, Inc. and subsidiaries (the Company) as of December 31, 2000 and the related consolidated statements of operations, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 1999 and for the two years then ended were audited by other auditors whose report dated January 20, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 financial statements referred to above present fairly, in all material respects, the consolidated financial position of The PMI Group, Inc. and subsidiaries at December 31, 2000, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP


Los Angeles, California
January 19, 2001

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of The PMI Group, Inc.:

We have audited the accompanying consolidated balance sheet of The PMI Group, Inc. and subsidiaries as of December 31, 1999, and the related consolidated statements of operations, shareholders' equity and cash flows for the years ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the PMI Group, Inc. and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP




San Francisco, California

January 20, 2000