Form 10-K, Exhibit 13
period 2001-12-31
PMI GROUP INC
filed 2002-04-01
CIK 935724

                                                                    EXHIBIT 13.1
                                                                    ------------

                         ITEM 6. SELECTED FINANCIAL DATA

                      THE PMI GROUP, INC. AND SUBSIDIARIES

                      ELEVEN-YEAR SUMMARY OF FINANCIAL DATA

(Dollars in thousands, except per share data or otherwise noted                                              Year ended December 31,

------------------------------------------------------------------------------------------------------------------------------------
                                                      2001          2000           1999         1998         1997           1996
------------------------------------------------------------------------------------------------------------------------------------
Summary of consolidated operations

Net premiums written                              $   757,839    $   639,062   $   571,253   $   489,100  $   432,052   $   403,020
                                                  ==================================================================================

Premiums earned                                   $   754,771    $   634,362   $   558,623   $   491,226  $   453,948   $   412,738
Investment income                                     149,987        119,199        95,142        84,681       83,136        67,442
Net realized capital gains                                 11            432           509        24,636       19,584        14,296
Other Income                                           32,194          8,578        15,850        20,366        7,979         6,948
                                                  ----------------------------------------------------------------------------------
Total revenues                                        936,963        762,572       670,124       620,909      564,647       501,424
Total losses and expenses (1)                         489,997        388,706       380,038       353,961      321,780       279,318
                                                  ----------------------------------------------------------------------------------
Income from continuing operations                     446,966        373,866       290,086       266,948      242,867       222,106
Income (loss) from discontinued operations                  -              -             -             -            -             -
Income tax (benefit) (2)                              134,949        113,654        85,620        76,588       67,558        64,188
Extraordinary loss on early
 extinguishment of debt, net of income
 tax benefit of $2,588                                  4,805              -             -             -            -             -
                                                  ----------------------------------------------------------------------------------
Net Income                                        $   307,212    $   260,212   $   204,466   $   190,360  $   175,309   $   157,918
                                                  ==================================================================================

U.S Mortgage Insurance Operating Ratios

Loss ratio                                               18.6%          18.9%         24.7%         32.8%        38.2%         41.9%
Net expense ratio (3)                                    25.2%          25.3%         29.2%         25.5%        22.7%         18.4%
                                                  ----------------------------------------------------------------------------------
Combined ratio                                           43.8%          44.2%         53.9%         58.3%        60.9%         60.3%
                                                  ==================================================================================

Consolidated Balance Sheet Data

Total assets                                      $ 2,989,952    $ 2,392,657   $ 2,100,762   $ 1,777,870  $ 1,686,603   $ 1,509,919

Reserve for losses and loss adjustment expenses   $   314,590    $   295,089   $   282,000   $   215,259  $   202,387   $   199,774
Long-term debt                                    $   422,950    $   136,819   $   145,367   $    99,476  $    99,409   $    99,342
Preferred capital securities of
subsidiary trust                                  $    48,500    $    99,109   $    99,075   $    99,040  $    99,006   $         -
Shareholders' equity                              $ 1,786,688    $ 1,499,211   $ 1,217,268   $ 1,097,515  $ 1,061,180   $   986,862
Shares outstanding                                 44,581,302     44,309,922    44,702,080    45,417,902   48,691,871    51,764,729


(Dollars in thousands, except per share data or otherwise noted

-------------------------------------------------------------------------------------------------------------------------
                                                            1995         1994         1993         1992         1991
-------------------------------------------------------------------------------------------------------------------------
Summary of consolidated operations

Net premiums written                                    $   314,021  $   277,747  $   291,089  $   208,602  $   143,305
                                                        ===============================================================

Premiums earned                                         $   328,756  $   296,345  $   268,554  $   173,039  $   120,195
Investment income                                            62,041       56,774       45,733       40,847       40,402
Net realized capital gains                                   11,934        3,064        1,229          686        1,335
Other Income                                                  2,309        3,802            -            -            -
                                                        ---------------------------------------------------------------
Total revenues                                              405,040      359,985      315,516      214,572      161,932
Total losses and expenses (1)                               224,499      221,434      202,543      119,912       39,879
                                                        ---------------------------------------------------------------
Income from continuing operations before taxes              180,541      138,551      112,973       94,660      122,053
Income (loss) from discontinued operations                        -            -      (28,863)       6,726        3,709
Income tax (benefit) (2)                                     45,310       32,419       24,305      (10,911)      69,661
Extraordinary loss on early
 extinguishment of debt, net of income
 tax benefit of $2,588                                            -            -            -            -            -
                                                         ---------------------------------------------------------------
Net Income                                              $   135,231  $   106,132  $    59,805  $   112,297  $    56,101
                                                        ===============================================================

U.S Mortgage Insurance Operating Ratios

Loss ratio                                                     38.5%        40.5%        41.4%        33.2%         3.1%
Net expense ratio (3)                                          24.9%        30.1%        28.2%        27.0%        25.3%
                                                        ---------------------------------------------------------------
Combined ratio                                                 63.4%        70.6%        69.6%        60.2%        28.4%
                                                        ===============================================================

Consolidated Balance Sheet Data

Total assets                                            $ 1,304,440  $ 1,097,421  $   985,129  $   815,136  $   663,215

Reserve for losses and loss adjustment
     expenses                                           $   192,087  $   173,885  $   135,471  $    94,002  $    78,045
Long-term debt                                          $         -  $         -  $         -  $         -  $         -
Preferred capital securities of
subsidiary trust                                        $         -  $         -  $         -  $         -  $         -
Shareholders' equity                                    $   870,503  $   687,178  $   575,300  $   513,583  $   399,489
Shares outstanding                                       52,514,841   52,500,000   52,500,000   52,500,000   52,500,000

Per Share Data (4)
Net income
        Operating (3)                           $      6.88    $      5.85  $      4.51   $      3.69   $      3.23
        Basic                                   $      6.91    $      5.88  $      4.55   $      4.04   $      3.50
        Diluted                                 $      6.78    $      5.78  $      4.52   $      4.02   $      3.49
Shareholders' equity                            $     40.08    $     33.83  $     27.23   $     24.16   $     21.79
Price/Earnings Ratio (5)                               9.7           11.6         10.8           8.9          14.9
Stock price (6) : Close                               67.01          67.69        48.81         32.92         48.20
                  High                                74.50         74.94        55.50         57.00         49.32
                  Low                                 48.38          33.50        26.67         22.00         31.83
Cash dividends declared                         $      0.16    $      0.16  $      0.14   $      0.13   $      0.13


PMI Operating and Statutory Data

Number of policies in force                         905,906        820,213      749,985       714,210       698,831
Default rate                                           2.86%          2.21%        2.12%         2.31%         2.38%
Persistency                                            63.0%          80.3%        71.9%         68.0%         80.8%
Direct primary insurance in force               $   109,158    $    96,914  $    86,729   $    80,682   $    77,787
(in millions)
Direct primary risk in force (in                $    25,772    $    23,559  $    21,159   $    19,324   $    18,092
millions)
Statutory capital                               $ 1,900,709    $ 1,617,519  $ 1,372,273   $ 1,193,899   $ 1,114,342
Risk-to-capital ratio                               13.0:1         14.1:1       14.8:1        14.9:1        14.6:1
New insurance written                           $48,089,327    $27,294,908  $28,732,505   $27,820,065   $15,307,147
Policies issued                                     335,213        206,493      219,038       211,161       119,190
New insurance written market share                     17.0%          16.7%        16.3%         14.8%         12.7%
Return on equity                                       19.6%          19.9%        18.5%         19.0%         18.3%
Tax rate                                               30.1%          30.4%        29.5%         28.7%         27.8%

Total employees                                       1,235          1,117        1,113         1,016           916


Per Share Data (4)
Net income
        Operating (3)                           $      2.83    $      2.43  $      1.98   $      1.12   $      2.13    $     1.05
        Basic                                   $      3.01    $      2.58  $      2.02   $      1.14   $      2.14    $     1.07
        Diluted                                 $      3.00    $      2.57  $      2.02   $      1.14   $      2.14    $     1.07
Shareholders' equity                            $     19.06    $     16.58  $     13.09   $     10.96   $      9.78    $     7.61
Price/Earnings Ratio (5)                               13.0           12.5            -             -             -             -
Stock price (6) : Close                               36.92          30.17            -             -             -             -
                  High                                40.00          35.67            -             -             -             -
                  Low                                 26.58          24.00            -             -             -             -
Cash dividends declared                         $      0.13    $      0.10  $         -   $         -   $         -    $        -


PMI Operating and Statutory Data

Number of policies in force                         700,084        657,800      612,806       543,924       428,745       347,232
Default rate                                           2.19%          1.98%        1.88%         1.81%         2.03%         2.38%
Persistency                                            83.3%          86.4%        83.6%         70.0%         74.6%         85.2%
Direct primary insurance in force               $    77,312    $     71,43  $    65,982   $    56,991   $    43,698    $   31,982
(in millions)
Direct primary risk in force (in                $    17,336    $    15,130  $    13,243   $    11,267   $     8,676    $    6,481
millions)
Statutory capital                               $   988,475    $   824,156  $   659,402   $   494,621   $   456,931    $  372,568
Risk-to-capital ratio                                15.9:1         15.8:1       17.7:1        20.8:1        19.0:1        18.8:1
New insurance written                           $17,882,702    $14,459,260  $18,441,612   $25,469,907   $19,463,000    $8,663,000
Policies issued                                     142,900        119,631      156,055       207,356       161,893        75,095
New insurance written market share                     14.1%          13.2%        14.0%         18.6%         19.4%         15.9%
Return on equity                                       17.8%          18.1%        17.3%         11.0%         24.6%         15.2%
Tax rate                                               28.9%          25.1%        23.4%         21.5%        -11.5%         57.1%

Total employees                                         586            578          586           632           529           410

----------
(1) In 1991, the Company significantly revised its estimate for losses and loss adjustment expense, reducing total losses by $42.1 million and the loss ratio by 35 percentage points, and increasing income from continuing operations by $27.8 million.

(2) During 1991, the Company increased its tax liabilities and income tax expense by $40.9 million in light of an unfavorable judgment by the U.S. Tax Court. In 1992, the 1991 judgment was overturned, and the company re-evaluated its tax balances and reduced its tax liabilities and income tax expense by $30.9 million.

(3) Excluded a pre-tax litigation settlement charge of $5.7 million and an after tax extraordinary loss of $4.8 million in 2001.

(4) Per Share Data and shares outstanding adjusted to reflect 3-for-2 stock split

(5) Based on the closing price as of December 31, and on trailing twelve-month operating earnings.

(6) Closing price as of December 31. High and low price for trailing twelve-month period.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT

Written and oral statements made or incorporated by reference from time to time by us or our representatives in this document, other documents filed with the Securities and Exchange Commission, press releases, conferences, or otherwise that are not historical facts, or are preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates," or similar expressions, and that relate to future plans, events or performance are "forward-looking" statements within the meaning of the federal securities laws. Forward-looking statements in this Item 7 include:

      . our anticipation that negotiated bulk transactions in 2002 will continue to be a significant portion of the total insurance originated in the private mortgage insurance market;

      . our belief that PMI's persistency rate will increase in the second half of 2002 as a result of anticipated rising interest rates;

      . our belief that the percentage of PMI's risk in force related to risk-sharing programs will continue to increase as a percentage of total risk in force in 2002;

      . our anticipation that contract underwriting services will continue to account for a significant portion of PMI's acquisition costs;

      . our belief that the use of electronic origination and delivery of our products will continue to increase in 2002; and

      . our belief that we have sufficient cash to meet all of our short- and medium-term obligations and that we maintain adequate liquidity to support our operations.

When a forward-looking statement includes an underlying assumption, we caution that, while we believe the assumption to be reasonable and make it in good faith, assumed facts almost always vary from actual results, and the difference between assumed facts and actual results can be material. Where, in any forward-looking statement, we express an expectation or belief as to future results, there can be no assurance that the expectation or belief will result. Our actual results may differ materially from those expressed in any forward-looking statements made by us. Forward-looking statements involve a number of risks of uncertainties including, but not limited to, the risks described under the heading "Investment Considerations." All forward-looking statements are qualified by and should be read in conjunction with those risk factors. Except as may be required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS

Summary

The following chart presents highlights of our consolidated financial results for 2001, 2000 and 1999.

                                                                                   Percentage change
                                                                                   -----------------
                                                                                     2001    2000
                                                                                      vs.     vs.
(In millions except per share data and percentages)      2001      2000      1999    2000    1999
----------------------------------------------------------------------------------------------------
Net income                                              $ 307     $ 260     $ 204     18%     27%
Per share data:*
  Net income                                            $6.78     $5.78     $4.52     17%     28%
  Operating income                                      $6.88     $5.85     $4.51     18%     30%
Revenues                                                $ 937     $ 763     $ 670     23%     14%

*     Earnings per share calculations are based on diluted shares outstanding.

The increases in our consolidated net income and net income per share for the year ended December 31, 2001 were due to increases in premiums earned, net investment income and other income, partially offset by increases in other underwriting and operating expenses, losses and loss adjustment expenses and amortization of deferred policy acquisition costs. The increases in our consolidated net income and net income per share in 2000 were due to increases in premiums earned and net investment income, partially offset by increases in other underwriting and operating expenses. Our net income for 2001 included an after tax extraordinary loss of $4.8 million as a result of our early extinguishment of certain debt. Our net income for 2000 included a pre-tax litigation settlement charge of $5.7 million.

Operating income represents net income excluding realized investment gains and losses, and non-recurring expenses. Diluted operating income per share in 2001 excluded realized investment gains of less than $0.01 per share and extraordinary losses of $0.10 per share, while 2000 diluted operating income per share excluded realized investment gains of $0.01 per share and a litigation charge of $0.08 per share. We believe operating income and operating income per share are meaningful measurements of our underlying profit and they are used to measure our management's performance for annual bonus purposes. Consolidated revenues growth in 2001 and 2000 were due primarily to significant increases in the amount of primary new insurance written, the growth in our insurance portfolio, and increases in net investment income. New insurance written is the total principal amount of mortgages newly insured by us. 2001 revenues also included investment income generated from the proceeds of the $360.0 million Senior Convertible Debentures offered in July 2001.

U.S. Mortgage Insurance Operations

Our primary operating subsidiary, PMI Mortgage Insurance Co., or PMI, provides private mortgage insurance in the United States to residential mortgage lenders and investors. Private mortgage insurance insures lenders and investors against potential losses in the event of borrower default. Private mortgage insurance is also purchased by lenders and investors seeking additional protection against default risk, capital relief, or credit enhancement for secondary market mortgage transactions. Although PMI's revenues have increased in each of the last three years, PMI generated 69% of our consolidated revenues in 2001, compared to 79% in 2000 and 90% in 1999. The change in proportion is the result of the implementation of corporate diversification strategies.

Primary insurance and new insurance written - PMI issues primary insurance coverage on individual loans at specified coverage percentages and PMI is in the first loss position when a borrower defaults on an insured mortgage. PMI's new insurance written does not include pool insurance written (see Pool Insurance below), primary mortgage insurance placed upon loans more than twelve months after loan origination, or loans where the insurance coverage exceeds 50%. The following table shows the total new insurance written by PMI; combined new insurance written by PMI and CMG; total new insurance written for the private mortgage insurance industry as reported by the industry's trade association, Mortgage Insurance Companies of America, or MICA; and the total residential mortgage originations as reported by Mortgage Bankers Association of America, or MBA:

                                                                                         Percentage change
                                                                                         -----------------
                                                                                           2001     2000
                                                                                            vs.      vs.
                                                       2001         2000         1999      2000     1999
----------------------------------------------------------------------------------------------------------
PMI new insurance written (in millions)              $ 48,089     $ 27,295     $ 28,733     76%      (5)%
PMI and CMG new insurance written (in millions)      $ 52,050     $ 29,519     $ 31,146     76%      (5)%
MICA total new insurance written (in millions) *     $283,233     $163,147     $188,868     N/A     N/A
Residential mortgage originations (in billions)      $  2,100     $  1,073     $  1,284     96%     (16)%

* As of August 2001, MICA modified the definitions used to compile their monthly statistical reports to better reflect industry activity. As a result, MICA total new insurance written for 2001 is not necessarily comparable to prior years.

We believe that PMI's increase in new insurance written in 2001 was due to higher levels of residential mortgage origination activity and the growth in the private mortgage insurance market. A decrease in new insurance written in 2000 was due to lower residential mortgage origination volume and a decline in the private mortgage insurance market. The private mortgage insurance industry's market share is the total new insurance written by private mortgage insurance companies, as reported by MICA, as a percentage of total insured loans including insurance offered by private mortgage insurers, the Federal Housing Authority and the Veterans Administration.

The total residential mortgage originations in 2001 reached a record level and nearly double the volume in 2000, as estimated by the MBA. The increase in total mortgage originations in 2001 was primarily driven by heavy refinancing activity as a result of declining mortgage interest rates in 2001. The decrease in total mortgage originations in 2000 was attributed to lower refinancing activity due to rising interest rates during the first half of 2000. Residential mortgage originations in connection with refinancing transactions represented approximately 56% of total mortgage originations during 2001 compared with approximately 19% during 2000 and approximately 36% during 1999, according to the MBA. PMI's new insurance written from refinancing activity as a percentage of total insurance written increased to 34% in 2001, compared to 10% in 2000 and 22% in 1999.

PMI engages in negotiated bulk transactions, primarily in the secondary mortgage market, through a bidding process to obtain new business. Insurance issued in negotiated bulk transactions includes primary insurance, pool insurance, or a combination of both. We anticipate that in 2002 bulk transactions will continue to be a significant portion of the total insurance originated in the private mortgage insurance market. Bulk transactions often include non-traditional loans, which refer to Alternative A, Alternative A- and less than A quality loans. PMI also insures non-traditional loans outside of its bulk transaction activities. Non-traditional loans accounted for 19% of PMI's new insurance written in 2001 compared to 20% in 2000 and 7% in 1999. At December 31, 2001, non-traditional loans composed 15% of PMI's insurance in force compared to 9% at year-end 2000 and 7% at year-end 1999. Loan characteristics, credit quality, loss development, pricing structures and persistency related to non-traditional loans can vary significantly from PMI's traditional primary business. We expect higher delinquencies and default rates for non-traditional loans and incorporate these assumptions into our pricing. However, mortgage insurance on non-traditional loans may not generate the same returns as the traditional primary business, and the premiums earned may not adequately offset the associated risk.

In August 2001, MICA, on behalf of the private mortgage insurance industry, revised and standardized several categories of insurance that are reported by mortgage insurers to MICA. These categories include new insurance written, traditional primary insurance, bulk primary insurance and pool insurance. PMI implemented the definitional change effective for the third quarter of 2001 and the new insurance written reported for the second half of 2001 was based upon these newly defined categories. As a result, for the year ended December 31, 2001, PMI reported approximately $1.8 billion of additional primary new insurance written that previously would have been included in pool insurance. We believe that this new definitional change does not materially impact PMI's previously reported new insurance written.

Primary insurance and risk in force - PMI's primary insurance in force refers to the principal balance of all mortgage loans with primary insurance as of a given date. PMI's primary risk in force is the dollar amount equal to the sum of each individual insured mortgage loan's current principal balance multiplied by the percentage specified in the policy of the insurance coverage. Primary insurance in force and risk in force for PMI, and on a combined basis with CMG, are presented in the table below:

                                                                              Percentage change
                                                                              -----------------
                                                                                 2001    2000
                                                    As of December 31,            vs.     vs.
(In millions except percentages)              2001         2000         1999     2000    1999
-----------------------------------------------------------------------------------------------
Primary insurance in force, PMI             $109,158     $ 96,914     $86,729     13%     12%
Primary insurance in force, PMI and CMG     $118,111     $103,987     $92,524     14%     12%
Primary risk in force, PMI                  $ 25,772     $ 23,559     $21,159      9%     11%
Primary risk in force, PMI and CMG          $ 27,902     $ 25,306     $22,581     10%     12%

PMI's growth in primary insurance in force and risk in force in 2001 and 2000 were largely due to increases in new insurance written, partially offset by policy cancellations. In recent years, cancellation levels were significantly impacted by the refinance market and the movements in interest rates. Policy cancellations in 2001 increased 110% to $35.8 billion due to heavy refinance activity in 2001. Cancellations decreased to $17.1 billion in 2000 from $22.2 billion in 1999 due to lower refinance levels in 2000. Consequently, PMI's persistency rate was 63.0% at December 31, 2001, 80.3% at year-end 2000 and 71.9% at year-end 1999. PMI's persistency rate refers to the percentage of insurance policies at the beginning of a period that remains in force at the end of the twelve-month period. We presently believe that our persistency rate will increase in the second half of 2002 as a result of anticipated rising interest rates.

Pool insurance - PMI offers pool insurance coverage in response to lender or investor requests. Pool insurance is typically issued in negotiated transactions, as part of the restructuring of primary mortgage insurance or to provide an additional layer of coverage. Pool insurance may be attractive to lenders and investors seeking capital relief or the reduction of default risk beyond the protection provided by existing primary mortgage insurance.

PMI offers traditional pool insurance that covers all losses on any individual loan held within a group of insured loans up to an agreed aggregated amount for the entire pool. PMI's traditional pool products include GSE Pool, which represents mortgage loans held by, or sold to, Fannie Mae and Freddie Mac, or the GSEs. PMI wrote $19.5 million of GSE Pool risk in 2001 compared to $106.0 million in 2000 and $230.9 million in 1999. GSE Pool risk in force at December 31, 2001 was $801.5 million, $785.6 million at year-end 2000 and $681.4 million at year-end 1999. Another of PMI's traditional pool products is Old Pool, which is the capital markets pool product that PMI offered and insured prior to 1994. We believe that this portfolio has past its peak claim period. Old Pool risk in force was $1.11 billion as of December 31, 2001, $1.39 billion as of December 31, 2000 and $1.41 billion as of December 31, 1999. PMI also provides various other traditional pool insurance to state housing authorities, lenders and investors. The risk written for those pool products was immaterial in 2001. PMI is not actively offering traditional pool insurance.

PMI offers modified pool insurance products, primarily to the GSEs, which have exposure limits on each individual loan in addition to having a stated aggregate loss limit for the pool. Modified pool insurance may be used as an alternative to primary insurance, used to cover loans that do not require primary mortgage insurance, or used as an additional credit enhancement for secondary market mortgage transactions. Modified pool insurance written may be included in PMI's new insurance written or pool risk written, depending upon a number of factors including whether primary mortgage insurance coverage was previously placed on the mortgage loans and the percentages of coverage offered by the modified pool policy. The additional $1.8 billion of primary new insurance written, or $66 million primary risk written, noted above was in the form of modified pool coverage. In 2001, PMI wrote $414.7 million of modified pool risk, compared to $85.7 million in 2000. Modified pool risk in force was $554.1 million at December 31, 2001.

Premiums written and earned - PMI's net premiums written refers to the amount of premiums received during a given period, net of refunds and premiums ceded under reinsurance arrangements, including captive reinsurance arrangements. Captive reinsurance is a reinsurance product in which PMI shares portions of its risk written on loans originated by certain lenders with captive reinsurance companies affiliated with such lenders. In return, a proportionate amount of PMI's gross premiums written is ceded to the captive reinsurance companies. The components of PMI's net premiums written and premiums earned for the last three years are as follows:

                                                               Percentage change
                                                               -----------------
                                                                 2001     2000
                                                                  vs.      vs.
(In millions except percentages)       2001     2000     1999    2000     1999
--------------------------------------------------------------------------------
Gross premiums written                 $623     $545     $500     14%       9%
Ceded premiums                           61       36       25     69%      44%
Refunded premiums                        18       11       16     64%     (31)%
                                       ----     ----     ----
Net premiums written                   $544     $498     $459      9%       8%
                                       ====     ====     ====
Premiums earned                        $553     $504     $447     10%      13%

     In 2001 and 2000, increases in net premiums written were due largely to the growth of PMI's primary insurance in force and pool risk in force as discussed above. The increase in ceded premiums in 2001 and 2000 were the result of increases in captive reinsurance agreements and, with respect to 2001, the heavy volume of refinance activity. During 2001, 43% of new insurance written and 8% of total premiums were subject to captive agreements; 34% of new insurance written and 6% of total premiums were subject to captive agreements during 2000; and approximately 25% of new insurance written and 5% of total premiums were subject to captive agreements during 1999. We anticipate that higher levels of captive reinsurance cessions will continue to reduce our net premiums written and earned due to the increasing percentage of new insurance written associated with captive reinsurance agreements. Primary risk in force under all reinsurance arrangements, including captive agreements, with PMI's customers represented 38% of primary risk in force at December 31, 2001 compared to 33% at December 31, 2000 and 28% at December 31, 1999. We anticipate that the percentage of PMI's risk in force related to reinsurance arrangements will continue to increase as a percentage of total risk in force due to the increasing captive reinsurance agreements.

The increase in refunded premiums in 2001 and decrease in refunded premiums in 2000 were driven by the levels of policy cancellations, as discussed above. The amount of premiums recognized as revenue for accounting purposes, or premiums earned, increased in 2001 and 2000. These increases were primarily attributable to increases in premiums written related to the growth of our insurance portfolio.

Losses and loss adjustments expenses - PMI's losses and loss adjustment expenses reflects amounts paid on insurance claims and increases or decreases in loss reserves during the corresponding period. We establish loss reserves based upon estimated claim rates and average claim sizes for the default inventory and defaults incurred but not reported. PMI's losses and loss adjustment expenses and related claims data are shown in the following table:

                                                                                       Percentage change
                                                                                       -----------------
                                                                                         2001     2000
                                                                                          vs.      vs.
                                                        2001        2000       1999      2000     1999
--------------------------------------------------------------------------------------------------------
Losses and loss adjustment expenses (in millions)     $   103     $    95     $   111      8%     (14)%
Primary claims paid (in millions)                     $    77     $    67     $    80     15%     (16)%
Number of primary claims paid                           3,695       3,518       3,945      5%     (11)%
Average primary claim size (in thousands)             $    21     $    19     $    20     11%      (5)%
Primary loans in default                               25,907      18,093      15,893     43%      14%

The increases in losses and loss adjustment expenses and total primary claims paid in 2001 were due, in part, to the economic downturn in 2001 and the maturation of our 1996 through 1999 books of business, which we believe are in their peak delinquency years. The 1996 through 1999 books of business accounted for approximately 36% of our total primary loans in force at December 31, 2001. In 2001, the average size of primary claims paid increased as a result of the economic slowdown offset, in part, by relatively stable home prices in many regions of the United States and PMI's continued loss mitigation efforts. PMI's loss mitigation efforts, which focus on selecting the optimal claim settlement on a case-by-case basis, could be limited in the future by any deterioration in housing prices or by the weakening economy. The declines in losses and loss adjustment expenses and primary claims paid in 2000 were primarily due to the favorable housing market and strong home prices nationwide during that period.

The increases in PMI's primary loans in default in 2000 and 2001 were primarily due to the maturation of the 1996 through 1999 books of business and the addition of non-traditional loans to PMI's insurance portfolio in 2000 and 2001. Non-traditional loans are often insured through negotiated bulk transactions, and are generally riskier than loans in PMI's traditional primary insurance portfolio. As of December 31, 2001, 58% of our primary loans in force generated from bulk transactions were non-traditional loans, compared to 53% in 2000 and 3% in 1999. PMI's delinquency rate, the percentage of insured loans in force that are in default at a given time, for bulk loans was 5.55% at December 31, 2001. PMI's primary insurance loan delinquency rate, excluding bulk loans, was 2.54% at December 31, 2001. PMI's primary insurance loan delinquency rate, including bulk loans, was 2.86% at December 31, 2001 compared to 2.21% at December 31, 2000 and 2.12% at December 31, 1999.

Total operating expenses - Total operating expenses reported in the current period can be divided into two categories: (i) amortization of deferred policy acquisition costs, which relate to incurred costs for acquiring, underwriting and processing new business, are recorded as assets and amortized principally over a two-year period; and (ii) other underwriting and operating expenses and corporate overhead, which are all other costs that are not accounted for as acquisition costs and are recorded as expenses when incurred. The composition of PMI's total operating expenses for the last three years is shown below:

                                                                                Percentage change
                                                                                -----------------
                                                                                  2001     2000
                                                                                   vs.      vs.
(In millions except percentages)                      2001     2000     1999      2000     1999
-------------------------------------------------------------------------------------------------
Amortization of deferred policy acquisition costs     $ 76     $ 77     $ 80      (1)%      (4)%
Other underwriting and operating expenses               61       55       54      11%        1%
                                                      ----     ----     ----
Total operating expenses                              $137     $132     $134       4%       (1)%
                                                      ====     ====     ====
Policy acquisition costs incurred and deferred        $ 78     $ 75     $ 86       4%      (13)%

The amortization of deferred policy acquisition costs is determined by the proportion of the policy acquisition costs deferred in the current year and the remaining balance of deferred acquisition costs from the prior year. The amortization for deferred policy acquisition costs is accelerated in the first year due to different depreciation methods used for the two-year period. Other non-acquisition related operating costs increased in 2001 and 2000 primarily due to increases in payroll and related expenses.

     Policy acquisition costs - PMI's policy acquisition costs are deferred and include all underwriting, contract underwriting, field operations and sales related expenses. These costs are amortized to expenses based on the estimated gross profits. An increase in policy acquisition costs incurred and deferred in 2001 was due to the growth in new insurance written, partially offset by the use of PMI's electronic origination and delivery methods. A decrease in policy acquisition costs incurred and deferred in 2000 was due to lower new insurance written coupled with the use of electronic origination and delivery methods. During 2001, electronic delivery accounted for 52% of PMI's insurance commitments, excluding bulk transactions, compared to 23% in 2000 and 15% in 1999. We believe that the use of electronic origination and delivery of our products will increase in 2002.

A large part of PMI's policy acquisition costs relates to the business processed and underwritten through our contract underwriting services. PMI provides contract underwriting services to our customers for both mortgage loans which PMI insures and for loans which PMI does not insure. New policies processed by contract underwriters represented 26% of new insurance written during 2001 compared to 23% during 2000 and 36% during 1999. We anticipate that costs incurred by contract underwriting will continue to account in 2002 for a significant portion of PMI's acquisition costs as our customers continue to outsource mortgage loan underwriting activities.

Ratios - PMI's loss, expense and combined ratios for the last three years are shown in the following table:

                                                                  Variance
                                                             -------------------
                                                             2001         2000
                                                              vs.          vs.
                         2001        2000        1999        2000         1999
--------------------------------------------------------------------------------
Loss ratio               18.6%       18.9%       24.7%       (0.3)%       (5.8)%
Expense ratio            25.2        25.3        29.2        (0.1)%       (3.9)%
                         -----       -----       -----
Combined ratio           43.8%       44.2%       53.9%       (0.4)%       (9.7)%
                         =====       =====       =====

The loss ratio is the ratio of losses and loss adjustment expenses to premiums earned. The expense ratio is the ratio of amortization of acquisition costs and other underwriting and operating expenses, excluding interest expense, to the net amount of premiums written during a given period. The combined ratio is the sum of the loss ratio and the expense ratio.

International Mortgage Insurance Operations

International Mortgage Insurance operations include the results of PMI Mortgage Insurance Ltd, or PMI Ltd, and PMI Indemnity Limited, collectively referred to as PMI Australia; as well as PMI Mortgage Insurance Company Limited, or PMI Europe. The financial results of international operations are subject to currency rate adjustments in translation to U.S. dollar reporting.

The reported results of PMI Ltd were affected by the devaluation in the Australian dollar from 1999 to 2001. The average AUD/USD exchange rate was 0.520 in 2001, 0.585 in 2000, and 0.645 from September through December 1999. We acquired PMI Indemnity Limited in September 2001, and its results were included in the 2001 fourth quarter results of our Australian operations. The results of our Australian operations for 2000 reflect eleven months of activity of PMI Ltd due to the one-month lag reporting period, whereas 2001 results reflect thirteen months of activity as we began to report our foreign subsidiaries on the same calendar month as U.S. operations. Because we commenced operations in Australia in August 1999 through the acquisition of PMI Ltd, the 1999 results represent operations from the date of acquisition. Accordingly, the results of our Australian operations for 2001 are not comparable to the prior years.

The table below summarizes the reported results of our Australian operations from August 1999 through the end of 2001:

(In millions)                                   2001         2000         1999
--------------------------------------------------------------------------------
Net income                                     $    32      $    16      $     7
Net premiums written                           $    56      $    37      $    12
Premiums earned                                $    44      $    27      $    11
Net investment income                          $    23      $    12      $     5
Losses and loss adjustment expenses            $     9      $     6      $     1
Underwriting and other expenses                $    11      $     7      $     3
New insurance written                          $11,293      $ 6,841      $ 2,149
Insurance in force                             $43,340      $20,057      $20,370
Risk in force                                  $38,129      $19,080      $19,419

PMI Europe commenced operations in February 2001 and generated $5.5 million of net income in 2001, including currency translation gains of $4.6 million and investment income. Financial results for the operations in Hong Kong were immaterial during 2001, 2000 and 1999.

Title Insurance Operations

The following table sets forth the results of our title insurance subsidiary, American Pioneer Title Insurance Company, or APTIC:

                                                                          Percentage change/variance
                                                                          --------------------------
                                                                               2001        2000
                                                                                vs.         vs.
(In millions  except percentages)        2001         2000         1999        2000        1999
----------------------------------------------------------------------------------------------------
Net income                              $   9        $   6        $   8         50%        (25)%
Premiums earned                         $ 158        $ 104        $ 100         52%          4%
Underwriting and other expenses         $ 142        $  94        $  88         51%          7%
Combined ratios                          93.8%        92.7%        89.1%       1.1%        3.6%

The increase in 2001 premiums earned was due to an increase in total residential mortgage originations and continued geographic expansion of our title insurance operations. The increase in premiums earned in 2000 compared to 1999 was due to the geographic expansion, offset by a decline in residential mortgage originations. In 2001, 51% of APTIC's premiums earned was generated in Florida compared to 64% in 2000 and 73% in 1999. APTIC wrote title insurance policies in 39 states in 2001 compared to 35 states in 2000 and 33 states in 1999. The increases in underwriting and other expenses in 2001 and 2000 were primarily due to increases in agency fees and commissions related to higher premiums earned and to the costs associated with expansion efforts.

Other

Other income, which was generated by PMI Mortgage Services Co., or MSC, and our holding company, or TPG, was $27.8 million in 2001, $8.2 million in 2000 and $15.9 million in 1999. The increase in 2001 was primarily attributed to increased contract underwriting activity in connection with higher mortgage origination volume, and to an increase in the billing rates for contract underwriting services. The decrease in 2000 was due to a decline in contract underwriting activity in 2000 and to interest on an IRS tax refund received in 1999. Other expenses, which were incurred by TPG and MSC, increased to $59.5 million in 2001 compared to $33.9 million in 2000 and $24.8 million in 1999. These increases were due to the increased expenses related to international expansion and diversification efforts for both 2001 and 2000, and to the increased expenses associated with higher contract underwriting activity in 2001.

Corporate

Investment income - Our consolidated net investment income, excluding realized investment gains and losses, was $150.0 million in 2001, a 26% increase from 2000. This increase was due primarily to the cash flows our insurance operations contributed to the investment portfolio growth, and to the investment income on the proceeds from the $360.0 million Convertible Debentures offering in July 2001. Our consolidated net investment income, excluding realized investment gains and losses, was $119.2 million in 2000, a 25% increase from 1999, largely due to the growth in our investment portfolio. The pre-tax current book yield was 5.9% in 2001, 5.9% in 2000 and 6.0% in 1999.

Net realized investment gains & losses - Net realized investment gains of $0.01 million for 2001 included a realized loss of $0.8 million resulted from termination of an interest rate swap associated with the repayment of a bank loan obtained to finance the PMI Ltd acquisition. Net realized investment gains were $0.4 million in 2000 and $0.5 million in 1999.

Interest expense - We incurred $14.1 million of interest expense in 2001 compared to $10.2 million in 2000, due to the interest expense and accrual on higher average debt outstanding during 2001 including the $360.0 million Convertible Debentures that bear an interest rate of 2.5% per annum. Approximately $130 million of the net proceeds from the Convertible Debentures offering were used to repay and extinguish portions of our higher interest rate debt. The interest expense for 2000 increased by $1.7 million over 1999, due to a full year of interest incurred on the bank loan.

Taxes - Our effective tax rate was 30.1% in 2001 compared to 30.4% in 2000 and 29.5% in 1999. Our effective tax rate fluctuates from year to year primarily due to the proportion of tax-exempt earnings relative to total pre-tax income. Additionally, variations in the effective tax rate are due to changes in statutory tax rates of countries in which foreign subsidiaries generate taxable profits, and to fluctuations in the taxable earnings of those foreign subsidiaries relative to total taxable earnings as a whole.

LIQUIDITY AND CAPITAL RESOURCES

TPG's principal sources of funds are dividends from two of its subsidiaries, PMI and APTIC, investment income, and funds that may be raised from time to time in the capital markets. PMI generates substantial cash flow from premiums written on its insurance business and from investment returns on its investment portfolio.

PMI's ability to pay dividends to TPG is affected by state insurance laws, credit agreements, credit rating agencies and the discretion of insurance regulatory authorities. The laws of Arizona, the state of PMI's domicile for insurance regulatory purposes, provide that PMI may pay out of any available surplus account without prior approval of the Director of the Arizona Department of Insurance dividends during any twelve-month period an amount not to exceed the lesser of 10% of policyholders' surplus as of the preceding year end or the last calendar year's investment income. In addition to Arizona, other states may limit or restrict PMI's ability to pay shareholder dividends. For example, California, New York and Illinois prohibit mortgage insurers from declaring dividends except from undivided profits remaining on hand over and above the aggregate of their paid-in capital, paid-in surplus and contingency reserves. Under Arizona law, based on the amount of its policyholders' surplus, PMI would be able to pay dividends of approximately $16.0 million in 2002 without prior approval of the Director of the Arizona Department of Insurance. In 2001, PMI paid an extraordinary dividend of $50.0 million to TPG, which was approved by the Arizona Department of Insurance.

The laws of Florida limit the payment of dividends by APTIC to TPG in any one year to 10% of available and accumulated surplus derived from realized net operating profits and net realized capital gains. As with PMI, the various credit rating agencies and insurance regulatory authorities have broad discretion to affect the payment of dividends to TPG by APTIC. Under Florida law, APTIC would be able to pay dividends of $3.0 million in 2002 without prior permission from the Florida Department of Insurance. APTIC declared and paid a cash dividend of $2.5 million to TPG in 2001.

TPG's principal uses of funds are the payments of dividends to shareholders, common stock repurchases, investments and acquisitions, and interest payments. Our board of directors authorized a stock repurchase program in the amount of $100.0 million in 1998. No common stock was repurchased during 2001, and $45.3 million remained available under the 1998 authorization as of December 31, 2001. TPG had $335.5 million of available funds at December 31, 2001, an increase from the December 31, 2000 balance of $108.3 million, due primarily to the $360.0 million Convertible Debentures offering in July 2001.

We believe that we have sufficient cash to meet all of our short- and medium-term obligations, and that we maintain adequate liquidity to support our operations. Our investment portfolio holds primarily investment grade securities comprised of readily marketable fixed income and equity securities. As of December 31, 2001, the fair value of our consolidated investment portfolio, excluding investments in affiliates, increased to $2.4 billion from $1.9 billion at year-end 2000.

We manage our capital resources based on our cash flow, total capital and rating agency requirements. In July 2001, we issued $360.0 million of 2.50% Senior Convertible Debentures in a private offering. We used the proceeds for working capital and other general corporate purposes, as well as to repay and extinguish portions of our long-term debt. Approximately $130 million of the net proceeds were used to repay an outstanding bank loan in the amount of $35.7 million with Bank of America, to repurchase $37.1 million of the $100.0 million 6.75% Senior Notes, resulting in an extraordinary loss of $2.9 million, net of tax, and to retire $51.5 million of the $100.0 million 8.309% Capital Securities, resulting in an extraordinary loss of $1.9 million, net of tax.

We have a bank credit line in the amount of $25.0 million with Bank of America. The agreement has recently been extended to December 30, 2002. There are no outstanding borrowings under the credit line. This financial instrument contains certain financial covenants and restrictions, including risk-to-capital ratios, and minimum capital and dividend restrictions.

As of December 31, 2001, our total shareholders' equity was $1.8 billion. Our long-term debt and other capital securities outstanding at December 31, 2001 was $471.5 million, which was comprised of the following:

..     $360.0 million 2.50% Senior Convertible Debentures due July 15, 2021. We
      may not redeem the Debentures prior to July 15, 2006;
..     $63.0 million 6.75% Notes due November 15, 2006; and
..     $48.5 million 8.309% Capital Securities mature on February 1, 2027. The
      Capital Securities are redeemable after February 1, 2007.

As of December 31, 2001, a schedule of our contractual obligations and commercial commitments is as follows:

                                         Payments Due by Period
                      ----------------------------------------------------------
                                Less than                             After five
(In millions)         Total     one year   1 - 3 years  4 - 5 years      years
--------------------------------------------------------------------------------
Long-term Debt         $423        --           --          $63          $360
Capital Securities     $ 49        --           --           --          $ 49
Operating Leases       $ 34       $12          $18          $ 3          $  1

The 2.50% Senior Convertible Debentures included in our long-term debt are redeemable at our option beginning in 2006. The holders of the Debentures may require us to repurchase the Debentures on July 15, 2004, 2006, 2008, 2011 or 2016, and in certain other circumstances, at a price equal to the principal amount thereof plus any accrued and unpaid interest, including contingent interest and additional interest, if any, to the date of purchase. We may chose to pay the purchase price in cash, common stock, or a combination of cash and shares of common stock. If we elect to pay all or a portion of the purchase price in common stock, the shares of common stock will be valued at 97.5% of the average sale price for the twenty trading days ending on the third day prior to the repurchase date. Holders of the Debentures may convert their Debentures prior to stated maturity under certain circumstances. For additional information about the terms of the Debentures, including the circumstances under which contingent interest will be payable, see the Company's Current Report on Form 8-K, filed with the SEC on July 18, 2001, including the exhibits attached thereto.

Included in the operating leases is the lease agreement for our current corporate offices in San Francisco. We are scheduled to move to a new headquarters location in Walnut Creek, California, in 2002, which we currently intend to acquire on an unencumbered basis. Charges associated with the lease abandonment and relocation costs will be reflected in our results in 2002.

Our consolidated reserves for losses and loss adjustment expenses with respect to claim losses increased from December 31, 2000 by $19.5 million to $314.6 million at December 31, 2001, due primarily to an increase in the reserve balances for the primary insurance books of business as a result of higher levels of defaults.

PMI's claims-paying ability ratings from certain national rating agencies have been based in part on the third party reinsurance arrangements and on various capital support commitments from Allstate Insurance Company, or Allstate, PMI's former parent company. Under the terms of a runoff support agreement with Allstate, in the event (i) PMI's risk-to-capital ratio exceeds 23 to 1,
(ii) PMI's statutory policyholder surplus is less than $15.0 million, or (iii) a third party beneficiary brings a claim under the runoff support agreement, then Allstate may, at its option, in satisfaction of certain obligations it may have under such agreement (a) pay to PMI (or to TPG for contribution to PMI) an amount equal to claims relating to policies written prior to termination of the Allstate support arrangements which are not paid by PMI or (b) pay such claims directly to the policyholder. In the event Allstate makes any payment contemplated by the runoff support agreement (which possibility we believe is remote and, in the event unexpected losses or unforeseen events cause the risk-to-capital ratio to increase, there are several courses of action available to us to maintain PMI's risk-to-capital ratio below 23 to 1), Allstate will be entitled to receive, at its option, subordinated debt or preferred stock of PMI or TPG, as applicable, in return.

In 1997, PMI entered into a capital support commitment to Duff & Phelps Credit Rating Co. ("Fitch"), under which it agreed to contribute to APTIC amounts necessary to maintain APTIC's capital and surplus at a level no less than 100% of Fitch's risk adjusted capital requirements to attain a Fitch claims paying ability rating of not less than "AA-" at the end of each year. PMI also entered into a cancellation agreement with APTIC that provides that, in the event PMI provides notice of its intent to cancel the capital support commitment, APTIC will immediately submit a request to Fitch to be rated on a stand-alone basis and sign an agreement canceling APTIC's rights under the capital support commitment.

In 2001, PMI executed a capital support agreement, superseding a prior capital support agreement, whereby it agreed to contribute funds, under specified conditions, to maintain CMG's risk-to-capital at or below 18.0 to 1. PMI's obligation under the agreement is limited to an aggregate amount of $37.7 million, exclusive of capital contributions made prior to April 10, 2001. On December 31, 2001, CMG's risk-to capital ratio was 14.8 to 1.

PMI has entered into various capital support agreements with its European and Australian subsidiaries for ratings agency purposes that could require PMI to make additional capital contributions to those subsidiaries. In a capital support agreement with its Australian subsidiary, PMI Ltd, PMI agreed to maintain PMI Ltd's net assets, as defined by Australian insurance law, at a prudent level of capital but, in any event, not less than 2% of PMI Ltd's net aggregate risk, as that term is defined by the agreement, plus AUD$50,000,000. For rating agency purposes, PMI has agreed that the support required by the phrase, a "prudent level of capital," is all amounts necessary to maintain PMI Ltd's stand-alone financial strength rating at not less than "A." In addition, PMI agreed to provide funds to PMI Ltd to ensure that PMI Ltd is able to meet its obligations under its insurance policies. The agreement continues indefinitely but may be terminated by mutual agreement of PMI and PMI Ltd at any time, subject to not adversely affecting the interests of PMI Ltd policyholders.

In a capital support agreement with its Australian subsidiary, PMI Indemnity, PMI agreed to maintain PMI Indemnity's net assets at a prudent level of capital but, in any event, not less than 2% of PMI Indemnity's net aggregate risk. For rating agency purposes, PMI has agreed that the support required by the phrase, a "prudent level of capital," is all amounts necessary to maintain PMI Indemnity's stand-alone financial strength rating at not less than "A-." PMI also agreed to provide funds to PMI Indemnity to ensure that it is able to meet its obligations under its insurance policies. The agreement with PMI Indemnity continues indefinitely but may be terminated upon terms similar to those contained in the PMI Ltd capital support agreement.

Under the terms of PMI's capital support agreement with PMI Europe, PMI agreed to provide funds, as necessary, to ensure that PMI Europe is able to meet its obligations in respect of all contracts of reinsurance when such obligations are due and to maintain PMI Europe's minimum capital at an amount sufficient to maintain its S&P and Moody's ratings at "AA-" and "Aa3." The agreement may be terminated or amended by written agreement of PMI and PMI Europe, but no amendment that shall adversely affect insureds shall be effective as to insurance contracts entered into prior to such amendment. TPG guarantees the obligations of PMI under its capital support agreements with PMI Ltd, PMI Indemnity and PMI Europe.

On February 20, 2002, the Office of Federal Housing Enterprise Oversight finalized a risk-based capital rule that treats credit enhancements issued by private mortgage insurance companies with claims-paying ability ratings of "AAA" more favorably than those issued by mortgage insurance companies with "AA" ratings. The rule also provides capital guidelines for the GSEs in connection with their use of other types of credit protection counter parties in addition to mortgage insurers. We are currently rated "AA+" by Standard & Poor's, but do not have a "AAA" rating and may need to obtain such a rating as a result of the rule. To obtain a claims-paying ability rating of "AAA" we may need to dedicate significant capital to the mortgage insurance business that we might use in other ways, and we would also have additional costs that we would not otherwise incur. Two of our direct competitors have "AAA" claims-paying ratings, with the remainder being rated "AA." While we are currently considering various options to address the rule, we cannot be sure either that we will be able to implement any of these options in a timely manner, or if these options implemented, will be effective to address the capital differential contained in the rule. If we are unable to address the capital differential contained in the rule in a timely manner, or at all, our business could be seriously harmed. It is not clear at this point whether the final ruling will result in the GSEs increasing their use of either AAA-rated mortgage insurers instead of AA-rated entities or credit counterparties other than mortgage insurers.

PMI's ratio of net risk in force to statutory capital, or statutory risk-to-capital ratio, at December 31, 2001 was 13.0 to 1 compared to 14.1 to 1 at December 31, 2000.

The holding company's consolidated ratio of earnings to fixed charges for the year ended December 31, 2001, was 18.1. For purposes of the ratio of earnings to fixed charges, "earnings" represent income from continuing operations before income taxes plus fixed charges. "Fixed charges" represent interest expense plus that portion of rent expense that, in our opinion, approximates the interest factor included in rent expense plus distributions on Preferred Capital Securities. As of the date of this report, we have no preferred stock outstanding.

CRITICAL ACCOUNTING POLICIES

The "Management's Discussion and Analysis of Financial Condition and Results of Operation," as well as disclosures included elsewhere in this Annual Report on Form 10-K, are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingencies. Actual results may differ significantly from these estimates under different assumptions or conditions. We believe that the following critical accounting policies involved the more significant judgments and estimates used in the preparation of our financial statements.

Revenue Recognition - We generate a significant portion of our revenues from mortgage insurance premiums paid by lenders and investors, on either a monthly, annual or single payment basis. Monthly premiums are earned as coverage is provided. Annual premiums are earned on a monthly pro rated basis over the year of coverage. Single premiums are initially deferred as unearned premiums and earned over the expected policy terms. The earning cycle for single premium products is based on a range of seven- to eight-year cycle, which reflects the timing and the severity of default or claims event for a policy year, and rates used to determine the earnings are estimates based on the expiration of corresponding risk. Earning pattern calculation is an estimation process and, accordingly, we review our premium earning cycle regularly and any adjustments to the estimates are reflected in the current period's operating results.

Reserves For Losses and Loss Adjustment Expenses - In establishing losses and loss adjustment expenses ("LAE") reserves, we review information that is company specific and industry related, as well as general economic conditions. Losses and LAE reserves are determined by the estimates of ultimate claim rates and average claim sizes for notices of default received and the estimated number of defaults not reported prior to the close of an accounting period. These estimates are based on assumptions primarily derived from analysis of historical default and recovery experience. Significant assumptions used in the estimation process, including expected claim rates, average claim sizes, claim severity, and expected costs to settle claims, could have significant effects on the reserve balances. We regularly evaluate the life cycle of claims based on our historical experience and other available market data. We do not rely on a single estimate to determine our loss reserves. To ensure the reasonableness of the best estimates, we developed scenarios using generally recognized actuarial projection methodologies that result in a range of possible losses and LAE reserves. Each scenario in the loss reserve model is assigned different weightings to actual claims experience in prior years to project the current liability. Our best estimate was at slightly above the midpoint of this range for 2001, which represented the most reasonable estimate based on our analysis and assessment of current economic conditions. We monitor the reasonableness of the judgments made in our prior year estimation process and adjust our current year assumptions as appropriate. However, the loss reserving process is complex and subjective and, therefore, the ultimate liability may vary significantly from our estimates.

Deferred Policy Acquisition Costs - Our policy acquisition costs are related to the issuance of primary mortgage insurance policies, including acquiring, underwriting and processing new business, as well as sales related expenses. We defer policy acquisition costs when incurred and amortize these costs over a two-year period, which is based on estimated gross profits in order to match costs and revenues. We review our estimation process on a regular basis and any adjustments made to the estimates are reflected in the current period's operating results.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The fair value of certain investments in our investment portfolio are interest rate sensitive and are subject to change based on potential interest rate movements. The result of a 100 basis points increase in interest rates would be a 5.6% decrease in the value of our investment portfolio, while the result of a 100 basis points decrease in interest rates would be a 4.7% increase in the value of our investment portfolio. As of December 31, 2001, the effective duration of our investment portfolio was 5.9 years.

At December 31, 2001, $288.6 million of our invested assets were held by PMI Australia and were denominated in Australian dollars, which has experienced devaluation during 2001 compared to 2000 and 1999. At December 31 2001, $77.9 million of our invested assets were held by PMI Europe of which $61.3 million were denominated in Euros, which has experienced appreciation in values during 2001.

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

      .     combinations of these factors

These factors could also materially reduce the demand for housing and, consequently, the demand for mortgage insurance.

The United States has been experiencing an economic downturn. If this economic downturn continues or worsens, our loss experience could suffer and demand for mortgage insurance could decline.

If interest rates decline, home values increase or mortgage insurance cancellation requirements change, the length of time that our policies remain in force and our revenues could decline.

A significant percentage of the premiums we earn each year is generated from insurance policies that we have written in previous years. As a result, the length of time insurance remains in force is an important determinant of our revenues. The policy owner or servicer of the loan may cancel insurance coverage at any time. In addition, the Homeowners Protection Act of 1998 provides for the automatic termination or cancellation of mortgage insurance upon a borrower's request if specified conditions are satisfied. Factors that tend to reduce the length of time our insurance remains in force include:

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

      . consumer confidence, which may be adversely affected by economic instability, war or terrorist events such as the attacks on the World Trade Center and the Pentagon;

      .     housing affordability;

      .     population trends, including the rate of household formation;

      . the rate of home price appreciation, which in times of heavy refinancing affects whether refinance loans have loan-to-value ratios that require private mortgage insurance; and

      . government housing policy encouraging loans to first-time homebuyers.

A decline in the volume of low down payment housing could reduce the demand for private mortgage insurance and, therefore, our revenues.

We cannot cancel mortgage insurance policies or adjust renewal premiums to protect from unanticipated claims, which could harm our financial performance.

We cannot cancel the mortgage insurance coverage that we provide. In addition, we generally establish renewal premium rates for the life of the mortgage insurance policy when the policy is issued. As a result, the impact of unanticipated claims generally cannot be offset by premium increases on policies in force or limited by nonrenewal of insurance coverage. The premiums we charge may not be adequate to compensate us for the risks and costs associated with the insurance coverage we provide to our customers.

The risk-based capital rule issued by the Office of Federal Housing Enterprise Oversight could require us to obtain a claims-paying ability rating of "AAA" and could cause our business to suffer.

On February 20, 2002, the Office of Federal Housing Enterprise Oversight finalized a risk-based capital rule that treats credit enhancements issued by private mortgage insurance companies with claims-paying ability ratings of "AAA" more favorably than those issued by mortgage insurance companies with "AA" ratings. The rule also provides capital guidelines for the GSEs in connection with their use of other types of credit protection counterparties in addition to mortgage insurers. We have a "AA+" rating and may need to obtain a "AAA" rating as a result of the rule. To obtain a claims-paying ability rating of "AAA" we may need to dedicate significant capital to the mortgage insurance business that we might use in other ways and we would also have additional costs that we would not otherwise incur. Two of our direct competitors have "AAA" claims paying ratings, with the balance being rated "AA." While we are currently considering options to address the rule, we cannot be sure that we will be able to implement any of the options that we have under consideration to address the risk-based capital rule in a timely manner, or at all, or that these options, if implemented, will be effective to address the capital differential contained in the rule. If we are unable to address the capital differential contained in the rule in a timely manner, or at all, our business could be seriously harmed. It is not clear at this point whether the finalized rule will result in the GSEs increasing their use of either AAA-rated mortgage insurers instead of AA-rated entities or credit counterparties other than mortgage insurers. Changes in the preferences of Fannie Mae and Freddie Mac, or the GSEs, for private mortgage insurance to other forms of credit enhancement, or a tiering of mortgage insurers based on their credit rating, as a result of the OFHEO rule could harm our financial condition and results of operations.

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

      . federal and state governmental and quasi-governmental agencies, principally the Federal Housing Administration, or FHA, and to a lesser degree the Veterans Administration, or VA;

      . mortgage lenders that choose not to insure against borrower default, self-insure through affiliates, or offer residential mortgage products that do not require mortgage insurance; and

      . captive reinsurance subsidiaries of national banks, savings institutions and bank holding companies and other mortgage lenders.

We cannot be sure that we will be able to compete successfully with our direct or indirect competitors. If we are unable to compete successfully, our business will suffer.

If mortgage lenders and investors select alternatives to private mortgage insurance, the amount of insurance that we write could decline significantly, which could reduce our revenues and profits.

Alternatives to private mortgage insurance include:

      . government mortgage insurance programs, including those of the FHA and the VA;

      . member institutions providing credit enhancement on loans sold to a Federal Home Loan Bank;

      .     investors holding mortgages in their portfolios and self-insuring;

      . mortgage lenders maintaining lender recourse or participation with respect to loans sold to the GSEs;

      . investors using credit enhancements other than private mortgage insurance or using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage; and

      . mortgage lenders structuring mortgage originations to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value ratio and a second mortgage with a 10% loan-to-value ratio, which is referred to as an 80-10-10 loan, rather than a first mortgage with a 90% loan-to-value ratio. The loan-to-value ratio is the ratio of the original loan amount to the value of the property.

These alternatives, or new alternatives to private mortgage insurance that may develop, could reduce the demand for private mortgage insurance and cause our revenues and profitability to decline.

The OFHEO risk-based capital rule may allow large financial entities such as banks, financial guarantors, insurance companies, and brokerage firms to provide or arrange for products that may efficiently substitute for some of the capital relief provided to the GSEs by private mortgage insurance. Many of these entities have significantly more capital than we have and a few have "AAA" ratings. The ability of these companies to offer or arrange for the products described above will be dependent upon, among other things, how the OFHEO risk-based capital rule is interpreted and administered and the willingness of the GSEs to utilize such forms of credit enhancement. Our financial condition and results of operations could be harmed if the GSEs were to use these products in lieu of mortgage insurance.

Legislation and regulatory changes may reduce demand for private mortgage insurance, which could harm our business.

Increases in the maximum loan amount or other features of the FHA mortgage insurance program can reduce the demand for private mortgage insurance. Legislative and regulatory changes have caused, and may cause in the future, demand for private mortgage insurance to decrease and this could harm our financial condition and results of operations.

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

We are dependent on a small number of customers. Our top ten customers were responsible for 38% of our new insurance written as of December 31, 2001. The concentration of business with our customers may increase as a result of mergers or other factors. These customers may reduce the amount of business currently given to us or cease doing business with us altogether. Our master policies and related lender agreements do not, and by law cannot, require our lenders to do business with us. The loss of business from any major customer could seriously harm our business and results of operations.

We acquire a significant percentage of our new business through negotiated bulk transactions with a limited number of parties. Negotiated transactions are transactions in which we insure a large group of loans or commit to insure new loans on agreed-upon terms. Our business could be harmed if these investors substitute other types of credit enhancement for private mortgage insurance.

We could lose premium revenue if Fannie Mae or Freddie Mac continue to reduce the level of private mortgage insurance coverage required for low down payment mortgages.

Fannie Mae and Freddie Mac are the beneficiaries on a substantial majority of the insurance policies we issue as a result of their purchases of home loans from lenders or investors. Fannie Mae and Freddie Mac offer programs that require less mortgage insurance coverage on mortgages approved by their automated underwriting systems. Fannie Mae and Freddie Mac might further reduce coverage requirements. If the reduction in required levels of mortgage insurance becomes widely accepted by mortgage lenders, our premium revenue would decline and our financial condition and results of operations could suffer.

New products introduced by Fannie Mae or Freddie Mac, if widely accepted, could harm our profitability.

Fannie Mae and Freddie Mac have separately introduced new products for which they will, upon receipt from lenders of loans with primary mortgage insurance, restructure the mortgage insurance coverage by reducing the amount of primary insurance coverage and adding a second layer of insurance coverage, usually in the form of pool insurance. Pool insurance is a type of mortgage insurance that covers all or a percentage of a loss on individual mortgage loans held within a group or pool of loans up to an agreed aggregate limit for the pool. Under these programs, Fannie Mae and Freddie Mac may provide services to the mortgage insurer and the mortgage insurer may be required to pay fees to Fannie Mae or Freddie Mac for the reduced insurance coverage or the services provided. These new products may prove to be less profitable than PMI's traditional mortgage insurance business. If these products prove to be less profitable than PMI's traditional mortgage insurance business, and become widely accepted, our financial condition and operating results could seriously suffer.

Efforts by Fannie Mae and Freddie Mac to reduce the need for private mortgage insurance could reduce our revenues.

Freddie Mac has made several announcements that it would pursue a permanent charter amendment that would allow it to utilize alternative forms of default loss protection or otherwise forego the use of private mortgage insurance on higher loan-to-value mortgages. Such a result could severely harm our financial condition and results of operation. In October 2000, Fannie Mae announced its intention to increase its share of revenue associated with the management of mortgage credit risk and interest rate risk during the next three years by retaining mortgage credit risk previously borne by a number of other parties, including mortgage insurers. Part of any attempt by Fannie Mae to increase its share of revenue associated with mortgage credit risk could include a reduction in the use or level of mortgage insurance, which could reduce our revenue.

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

Our settlement in the Baynham litigation contains a three year injunction, terminating on December 31, 2003. The injunction relates, in part, to the terms upon which we offer certain products and services, including contract underwriting, reinsurance agreements with reinsurance affiliates of lenders and mortgage insurance restructuring transactions. Some, but not all, of our competitors in the mortgage insurance industry have agreed to abide by the terms of the injunction. Our compliance with the injunction could inhibit our ability to compete with respect to the offering of new products and structures and this could have a material adverse effect upon our financial condition and results of operations.

Mortgage lenders increasingly require us to reinsure a portion of the mortgage insurance default risk on mortgages that they originate with their captive mortgage reinsurance companies, which will reduce our net premiums written.

Our customers have indicated an increasing demand for captive mortgage reinsurance arrangements. Under these arrangements, a reinsurance company, which is usually an affiliate of the mortgage lender, assumes a portion of the mortgage insurance default risk on mortgage loans originated by the lender in exchange for a portion of the insurance premiums. An increasing percentage of our new insurance written is being generated by customers with captive reinsurance companies, and we expect that this trend will continue. An increase in captive mortgage reinsurance arrangements will decrease our net premiums written, which may negatively impact the yield that we obtain on net premiums earned for customers with captive mortgage reinsurance arrangements. If we do not provide our customers with acceptable risk-sharing structured transactions, including potentially increasing levels of premium cessions in captive mortgage reinsurance arrangements, our competitive position may suffer.

Our primary risk in force consists of mortgage loans with high loan-to-value ratios, which generally result in more claims than mortgage loans with lower loan-to-value ratios.

At December 31, 2001:

      . 43% of our primary risk in force consisted of mortgages with loan-to-value ratios greater than 90% but less than or equal to 95%, which we refer to as 95s. Risk in force is the dollar amount equal to the product of each individual insured mortgage loan's current principal balance and the percentage specified in the insurance policy of the claim amount that would be payable if a claim were made. In our experience, 95s have claims frequency rates approximately one and a half times that of mortgages with loan-to-value ratios greater than 85% but less than or equal to 90%, which we refer to as 90s.

     . 6% of our primary risk in force consisted of mortgages with loan-to-value ratios greater than 95% but less than or equal to 97%, which we refer to as 97s. In our experience 97s have higher claims frequency rates than 95s. We also insure mortgages with loan-to-value ratios greater than 97%, which we believe have claims frequency rates higher than 97s.

      . 9% of our primary risk in force consisted of adjustable rate mortgages, which we refer to as ARMs. In our experience ARMs, although priced higher, have claims frequency rates that exceed the rates associated with our book of business as a whole.

The premiums we charge for mortgage insurance on non-traditional loans, and the associated investment income, may not be adequate to compensate us for future losses from these products.

Our new insurance written includes Alternative A and Alternative A- loans and less than A loans, which we refer to as non-traditional loans. Non-traditional loans represented approximately 19% of our primary new insurance written in 2001. Loan characteristics, credit quality, loss development, pricing structures and persistency, which is the percentage of insurance policies at the beginning of a period that remain in force at the end of the period, on non-traditional loans can be significantly different than our traditional prime business. In addition, non-traditional loans generally do not meet the standard underwriting guidelines of Fannie Mae and Freddie Mac. We expect higher default rates, which is the percentage of insured loans in force that are in default, for non-traditional loans. We cannot be sure that this book of business will generate the same returns as our standard business or that the premiums that we charge on non-traditional loans will adequately offset the associated risk.

Paying a significant number of claims under the pool insurance we write could harm our financial performance.

We offer pool insurance that is generally used as an additional credit enhancement for secondary market mortgage transactions. Pool insurance provides coverage for conforming and non-conforming loans, and is generally considered riskier than primary insurance. The premiums that we charge for pool insurance may not adequately compensate us if we experience higher delinquency and default rates than we anticipate at the time we set the premiums for the policies. If we are required to pay a significant number of claims under our pool insurance, then our financial condition and results of operations could be seriously harmed.

The concentration of primary insurance in force in relatively few states could increase claims and losses and harm our financial performance.

In addition to being affected by nationwide economic conditions, we could be particularly affected by economic downturns in specific regions of the United States where a large portion of our business is concentrated. As of December 31, 2001:

      . 13% of our primary risk in force was on mortgages for homes located in California, where the percentage of insured loans in force that were in default, or default rate, on our policies was 2.6% on that date;

      . 9% of our primary risk in force was on mortgages for homes located in Florida, where the default rate on our policies was 3.03% on that date; and

      . 7% of our primary risk in force was on mortgages for homes located in Texas, where the default rate on our policies was 2.86% on that date.

This compares with a nationwide default rate on our policies of 2.86% as of December 31, 2001. Continued and prolonged adverse economic conditions in any of these states could result in high levels of claims and losses. In addition, refinancing of mortgage loans can have the effect of concentrating our insurance in force in economically weaker areas, because mortgages in areas experiencing appreciation of home values are less likely to require mortgage insurance at the time of refinancing than are mortgages in areas experiencing limited or no appreciation of home values.

We delegate underwriting authority to mortgage lenders that may cause us to insure unacceptably risky mortgage loans, which could increase claims and losses.

The majority of our new insurance written is underwritten pursuant to a delegated underwriting program. Once a mortgage lender is accepted into our delegated underwriting program, that mortgage lender may determine whether mortgage loans meet our program guidelines and may commit us to issue mortgage insurance. We expect to continue offering delegated underwriting to approve lenders and may expand the availability of delegated underwriting to additional customers. If an approved lender commits us to insure a mortgage loan, we may not refuse to insure, or rescind coverage on, that loan even if we reevaluate that loan's risk profile or the lender failed to follow our delegated underwriting guidelines, except in very limited circumstances. In addition, our ability to take action against an approved lender that fails to follow our program guidelines and requirements is limited by access to data that would be needed to assess the lender's compliance with those guidelines and requirements. Therefore, an approved lender could cause us to insure a material amount of mortgage loans with unacceptable risk profiles prior to our termination of the lender's delegated underwriting authority.

In addition, mortgage insurers, such as PMI, issue mortgage insurance on mortgage loans determined by the GSEs to be eligible for purchase by the GSEs. As a result, the GSEs' underwriting standards which determine what loans are eligible for purchase affect the quality of the risk insured by mortgage insurers and the availability of mortgage loans. Any broadening by the GSEs of their underwriting standards could cause us to insure riskier mortgage loans, which could increase our claims and losses.

We expect our loss experience to increase as our policies continue to age.

The majority of claims under private mortgage insurance policies have historically occurred during the third through the sixth years after issuance of the policies. As of December 31, 2001, approximately 82% of our risk in force was written after December 31, 1997. This means that less than half of our risk in force has reached the beginning of the expected peak claims period. As a result, our loss experience is expected to increase significantly as our policies continue to age. If the claim frequency, which is the percentage of loans insured that have resulted in a paid claim, on our risk in force significantly exceeds the claim frequency that was assumed in setting our premium rates, our financial condition and results of operations and cash flows would be seriously harmed.

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

We provide contract underwriting services for a fee. These services help enable our customers to improve the efficiency and quality of their operations by outsourcing all or part of their mortgage loan underwriting to us. As a part of our contract underwriting services, we provide monetary and other remedies to our customers in the event that we fail to properly underwrite a mortgage loan. Such remedies may include:

      .     the purchase of additional or "deeper" mortgage insurance;

      . assumption of some or all of the costs of repurchasing insured and uninsured loans from the GSEs and other investors; or

      . issuance of indemnifications to customers in the event that the loans default for varying reasons including, but not limited to, underwriting errors.

Generally, the scope of these remedies is in addition to those contained in PMI's master primary insurance policies. Worsening economic conditions or other factors that could lead to increases in PMI's default rate could also cause the number and severity of the remedies that must be offered by MSC to increase. Such an increase could have a material effect on our financial condition. There are limitations on the number of available underwriting personnel and heavy price competition among mortgage insurance companies. Our inability to recruit and maintain a sufficient number of qualified underwriters or any significant increase in the cost we incur to satisfy our underwriting services obligations could harm our financial condition and results of operations.

If our claims-paying ability is downgraded, then mortgage lenders and the mortgage securitization market may not purchase mortgages or mortgage-backed securities insured by us, which could materially harm our financial performance.

The claims-paying ability of PMI Mortgage Insurance Co., our largest wholly owned subsidiary, which we refer to as "PMI", is currently rated "AA+" (excellent) by Standard and Poor's, "Aa2" (excellent) by Moody's and "AA+" (very strong) by Fitch. These ratings may be revised or withdrawn at any time by one or more of the rating agencies. These ratings are based on factors relevant to PMI's policyholders and are not applicable to our common stock or outstanding debt. The rating agencies could lower or withdraw our ratings at any time as a result of a number of factors, including:

      .     underwriting or investment losses;

      . the necessity to make capital contributions to our subsidiaries pursuant to capital support agreements;

      . other adverse developments in PMI's financial condition or results of operations; or

      .     changes in the views of rating agencies.

If PMI's claims-paying ability rating falls below "AA-" from Standard and Poor's or "Aa3" from Moody's, then investors, including Fannie Mae and Freddie Mac, will not purchase mortgages insured by us, which would seriously harm our financial condition and results of operations.

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

Any significant change in these factors could prevent us from being able to maintain the capital resources required to meet our business needs.

An increase in PMI's risk-to-capital ratio could prevent it from writing new insurance, which would seriously harm our financial performance.

The State of Arizona, PMI's state of domicile for insurance regulatory purposes, and other states limit the amount of insurance risk that may be written by PMI, based on a variety of financial factors, primarily the ratio of net risk in force to statutory capital, or the risk-to-capital ratio.

Other factors affecting PMI's risk-to-capital ratio include:

      . limitations under the runoff support agreement with Allstate Insurance Company, or Allstate, our former parent company, which prohibit PMI from paying any dividends if, after the payment of the dividend, PMI's risk-to-capital ratio would equal or exceed 23 to 1;

      .     our credit agreement; and

      . capital requirements necessary to maintain our credit rating and PMI's claims-paying ability ratings.

Generally, the methodology used by the rating agencies to assign credit or claims-paying ability ratings permits less capital leverage than under statutory or other requirements. Accordingly, we may be required to meet capital requirements that are higher than statutory or other capital requirements to satisfy rating agency requirements.

PMI has several alternatives available to help control its risk-to-capital ratio, including:

      .     obtaining capital contributions from The PMI Group;

      .     obtaining third party credit enhancements; and

      .     reducing the amount of new business written.

We may not be able to raise additional funds, or to do so on a timely basis, in order to make a capital contribution to PMI. In addition, third party credit enhancements may not be available to PMI or, if available, may not be available on satisfactory terms. A material reduction in PMI's statutory capital, whether resulting from underwriting or investment losses or otherwise, or a disproportionate increase in risk in force, could increase its risk-to-capital ratio. An increase in PMI's risk-to-capital ratio could limit its ability to write new business, impair PMI's ability to pay dividends to The PMI Group and seriously harm our financial condition and results of operations.

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

      . economic downturns in the foreign mortgage origination markets targeted, particularly the economies of Australia and Europe;

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

      .     risks related to global economic turbulence; and

      .     political instability.

In September 2001, we completed our acquisition of the Australian mortgage insurance company, CGU Lenders Mortgage Insurance Limited (renamed PMI Indemnity Limited). We are integrating PMI Indemnity Limited's operations into our existing Australian subsidiary and the success of our acquisition of PMI Indemnity Limited will be dependent upon the success of this integration, among other factors.

The performance of our strategic investments could harm our financial results.

At December 31, 2001, we had investments in affiliates of $204.9 million. The performance of our strategic investments in affiliates could be harmed by:

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

Our inability to keep pace with the technological demands of our customers or with the technology-related products and services offered by our competitors could significantly harm our business and financial performance.

Participants in the mortgage lending and mortgage insurance industries increasingly rely on e-commerce and other technology to provide and expand their products and services. An increasing number of our customers require that we provide our products and services electronically via the Internet or electronic data transmission, and the percentage of our new insurance written delivered electronically is increasing. We expect this trend to continue and, accordingly, believe that it is essential that we continue to invest substantial resources on maintaining electronic connectivity with our customers and, more generally, on e-commerce and technology. Our business will suffer if we do not satisfy all technological demands of our customers and keep pace with the technological capabilities of our competitors.

If we are not reimbursed by our insurance carriers for costs incurred by us in connection with our settlement of the Baynham litigation, we will be required to take an additional charge against earnings.

To account for our settlement of the Baynham litigation, we took an after-tax charge against fourth quarter 2000 earnings of $3.7 million, and incurred an additional $1.0 million charge, net of tax, in the third quarter of 2001.
These charges represent our estimate of the cost of settlement less our estimate of insurance payments we will receive from our insurance carriers as reimbursement for costs incurred by us in connection with our defense and settlement of the action. We have participated in non-binding mediation with our insurance carriers with respect to the amount of the payments to be reimbursed to us without achieving settlement and now must commence litigation to obtain reimbursement from our carriers. If we do not realize our estimated amount of insurance proceeds, we will be required to take an additional charge against earnings and this could harm our results of operations.

Consolidated Statements of Operations
The PMI Group Inc. and Subsidiaries

                                                                                  Years Ended December 31,
(Dollars in thousands except per share data)                                   2001         2000        1999
--------------------------------------------------------------------------------------------------------------
Revenues             Premiums earned                                        $ 754,771     $634,362    $558,623
                     Investment income                                        149,987      119,199      95,142
                     Net realized investment gains                                 11          432         509
                     Other                                                     32,194        8,579      15,850
                                                                            ---------     --------    --------
                             Total revenues                                   936,963      762,572     670,124
                                                                            ---------     --------    --------

Losses and           Losses and loss adjustment expenses                      118,048      103,079     112,682
Expenses             Amortization of deferred policy acquisition costs         81,782       77,337      80,252
                     Other underwriting and operating expenses                268,415      189,771     170,239
                     Interest expense                                          14,148       10,210       8,554
                     Distributions on preferred capital securities              7,604        8,309       8,311
                                                                            ---------     --------    --------
                             Total losses and expenses                        489,997      388,706     380,038
                                                                            ---------     --------    --------

                     Income before income taxes and extraordinary item        446,966      373,866     290,086

                     Income taxes                                             134,949      113,654      85,620
                                                                            ---------     --------    --------

                     Income before extraordinary item                         312,017      260,212     204,466

                     Extraordinary loss on early extinguishment of debt,
                        net of income tax benefit of $2,588                     4,805           --          --

                                                                            ---------     --------    --------
                     Net income                                             $ 307,212     $260,212    $204,466
                                                                            =========     ========    ========

Per Share Data       Basic:

                          Income before extraordinary item                  $    7.02     $   5.88    $   4.55
                          Extraordinary loss, net of income tax benefit         (0.11)          --          --
                                                                            ---------     --------    --------
                                   Basic net income                         $    6.91     $   5.88    $   4.55
                                                                            =========     ========    ========

                     Diluted:

                          Income before extraordinary item                  $    6.88     $   5.78    $   4.52
                          Extraordinary loss, net of income tax benefit         (0.10)          --          --
                                                                            ---------     --------    --------
                                   Diluted net income                       $    6.78     $   5.78    $   4.52
                                                                            =========     ========    ========

          See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
The PMI Group, Inc. and Subsidiaries

                                                                                          As of December 31,
(Dollars in thousands except per share data)                                              2001            2000
-----------------------------------------------------------------------------------------------------------------
Assets             Investments:
                      Available for sale, at fair value:
                         Fixed income securities
                           (amortized cost: $2,010,114; $1,536,291)                   $ 2,078,875     $ 1,613,330
                         Equity securities:
                           Common (cost: $53,015; $53,315)                                 69,264          81,726
                           Preferred (cost: $89,192; $108,743)                             92,266         111,743
                      Common stock of affiliates, at underlying book value                204,886         131,849
                      Short-term investments, at fair value                               137,469         139,577
                                                                                      -----------     -----------
                             Total investments                                          2,582,760       2,078,225

                   Cash                                                                    21,735          21,969
                   Accrued investment income                                               35,480          23,494
                   Premiums receivable                                                     57,510          41,362
                   Reinsurance receivable and prepaid premiums                             47,079          42,117
                   Reinsurance recoverable                                                  6,068           9,211
                   Deferred policy acquisition costs                                       77,903          67,009
                   Property and equipment, net                                             68,188          53,475
                   Other assets                                                            93,229          55,795
                                                                                      -----------     -----------
                                       Total assets                                   $ 2,989,952     $ 2,392,657
                                                                                      ===========     ===========

Liabilities        Reserves for losses and loss adjustment expenses                   $   314,590     $   295,089
                   Unearned premiums                                                      208,580         170,866
                   Long-term debt                                                         422,950         136,819
                   Reinsurance payable                                                     31,201          26,581
                   Deferred income taxes                                                   63,852          74,981
                   Other liabilities and accrued expenses                                 113,591          89,110
                                                                                      -----------     -----------
                             Total liabilities                                          1,154,764         793,446
                                                                                      -----------     -----------

                   Commitments and contingencies:
                     Company-obligated mandatorily redeemable preferred capital securities of subsidiary trust holding solely junior
                     subordinated deferrable interest debenture of the Company             48,500         100,000

Shareholders'      Preferred stock - $0.01 par value; 5,000,000 shares authorized,
Equity                 and none issued or outstanding                                          --              --
                   Common stock - $0.01 par value; 125,000,000 shares authorized,
                      and 52,793,777 shares issued                                            528             528
                   Additional paid-in capital                                             267,762         267,762
                   Accumulated other comprehensive income                                  40,791          62,501
                   Retained earnings                                                    1,811,839       1,511,751
                   Treasury stock, at cost (8,212,475 and 8,436,761 shares)              (334,232)       (343,331)
                                                                                      -----------     -----------
                             Total shareholders' equity                                 1,786,688       1,499,211
                                                                                      -----------     -----------

                                        Total liabilities and shareholders' equity    $ 2,989,952     $ 2,392,657
                                                                                      ===========     ===========

          See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
The PMI Group, Inc. and Subsidiaries

                                                                                      Years Ended December 31,
(Dollars in thousands)                                                         2001            2000            1999
-----------------------------------------------------------------------------------------------------------------------
Common               Balance, beginning of year                             $       528     $       528     $       352
Stock                3 for 2 stock split in the form of a stock dividend             --              --             176
                                                                            -----------     -----------     -----------
                     Balance, end of year                                           528             528             528
                                                                            -----------     -----------     -----------

Additional           Balance, beginning of year                                 267,762         265,828         265,040
Paid-in              3 for 2 stock split in the form of a stock dividend             --              --            (176)
Capital              Stock grants and exercise of stock options                      --           1,934             964
                                                                            -----------     -----------     -----------
                     Balance, end of year                                       267,762         267,762         265,828
                                                                            -----------     -----------     -----------

Accumulated          Balance, beginning of year                                  62,501          20,186          74,462
Other                Change in unrealized gains (losses) on investments,
Comprehensive          net of tax (benefit) of ($6,830), $28,176, and
Income                 ($28,629)                                                (11,331)         50,294         (54,276)
                     Change in currency translation                             (10,379)         (7,979)             --
                                                                            -----------     -----------     -----------
                     Other comprehensive income (loss), net of tax              (21,710)         42,315         (54,276)
                                                                            -----------     -----------     -----------
                     Balance, end of year                                        40,791          62,501          20,186
                                                                            -----------     -----------     -----------

Retained             Balance, beginning of year                               1,511,751       1,258,617       1,060,724
Earnings             Net income                                                 307,212         260,212         204,466
                     Dividends declared                                          (7,124)         (7,078)         (6,573)
                                                                            -----------     -----------     -----------
                     Balance, end of year                                     1,811,839       1,511,751       1,258,617
                                                                            -----------     -----------     -----------

Treasury             Balance, beginning of year                                (343,331)       (327,891)       (303,063)
Stock                Repurchase of common stock                                      --         (24,017)        (27,469)
                     Issuance of treasury stock                                   9,099           8,577           2,641
                                                                            -----------     -----------     -----------
                     Balance, end of year                                      (334,232)       (343,331)       (327,891)
                                                                            -----------     -----------     -----------

                               Total shareholders' equity                   $ 1,786,688     $ 1,499,211     $ 1,217,268
                                                                            ===========     ===========     ===========

Comprehensive        Net income                                             $   307,212     $   260,212     $   204,466
Income               Other comprehensive income (loss), net of tax              (21,710)         42,315         (54,276)
                                                                            -----------     -----------     -----------
                               Comprehensive income                         $   285,502     $   302,527     $   150,190
                                                                            ===========     ===========     ===========

          See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
The PMI Group, Inc. and Subsidiaries

                                                                                         Years Ended December 31,
(Dollars in thousands)                                                              2001          2000          1999
----------------------------------------------------------------------------------------------------------------------
Cash            Net income                                                       $ 307,212     $ 260,212     $ 204,466
Flows           Adjustments to reconcile net income to net cash provided by
From              operating activities:
Operating            Extraordinary loss on early extinguishment of debt              7,393            --            --
Activities           Net realized capital gains                                        (11)         (432)         (509)
                     Equity in earnings of affiliates                              (18,153)      (11,643)       (7,061)
                     Depreciation and amortization                                  13,107        24,092        13,243
                     Deferred income taxes                                          (4,804)      (28,834)        7,539
                     Changes in:
                       Accrued investment income                                   (11,986)       (1,436)       (1,903)
                       Deferred policy acquisition costs                            (6,397)        2,570        (7,973)
                       Premiums receivable                                         (16,148)      (10,703)       (6,292)
                       Reinsurance receivable                                          942        (1,673)       62,764
                       Reinsurance recoverable                                       3,143         2,224        (4,653)
                       Reserves for losses and loss adjustment expenses             14,628        13,089        18,649
                       Unearned premiums                                              (213)      (11,223)       13,526
                       Income taxes payable                                          8,608        10,391        (3,834)
                       Other                                                         3,702       (22,734)       27,769
                                                                                 ---------     ---------     ---------
                          Net cash provided by operating activities                301,023       223,900       315,729
                                                                                 ---------     ---------     ---------

Cash            Proceeds from sales and maturities of fixed income securities      321,036       193,141       231,673
Flows           Proceeds from sales of equity securities                           119,090        53,370        42,647
From            Investment purchases:
Investing         Fixed income securities                                         (718,561)     (267,346)     (332,046)
Activities        Equity securities                                               (104,775)     (145,258)      (31,940)
                Net (increase) decrease in short-term investments                    1,168         5,516       (84,508)
                Investments in affiliates                                          (54,841)      (26,827)      (25,634)
                Acquisitions of wholly-owned subsidiaries                          (60,166)           --      (100,872)
                Capital expenditures                                               (26,408)      (20,070)      (12,528)
                                                                                 ---------     ---------     ---------
                          Net cash used in investing activities                   (523,457)     (207,474)     (313,208)
                                                                                 ---------     ---------     ---------

Cash            Proceeds from issuance of long-term debt                           351,900            --        45,825
Flows           Repayments of long-term debt                                       (75,706)           --            --
From            Extinguishment of preferred Capital Securities                     (55,969)           --            --
Financing       Repurchases of common stock                                             --       (24,017)      (27,469)
Activities      Issuance of treasury stock                                           9,099         8,577         2,641
                Dividends paid to shareholders                                      (7,124)       (7,093)       (5,199)
                                                                                 ---------     ---------     ---------
                          Net cash provided by (used in) financing activities      222,200       (22,533)       15,798
                                                                                 ---------     ---------     ---------

                Net increase (decrease) in cash                                       (234)       (6,107)       18,319
                Cash at beginning of year                                           21,969        28,076         9,757
                                                                                 ---------     ---------     ---------
                Cash at end of year                                              $  21,735     $  21,969     $  28,076
                                                                                 =========     =========     =========

          See accompanying notes to consolidated financial statements.

NOTE 1. BASIS OF PRESENTATION

The accompanying consolidated financial statements include the accounts of The PMI Group, Inc. ("TPG"), a Delaware corporation; its direct and indirect wholly-owned subsidiaries, PMI Mortgage Insurance Co. ("PMI"), an Arizona corporation; American Pioneer Title Insurance Company ("APTIC"), a Florida corporation; PMI Mortgage Insurance Ltd ("PMI Ltd"), an Australian mortgage insurance company; PMI Mortgage Insurance Company Limited ("PMI Europe"), an Irish corporation; and other insurance, reinsurance and non-insurance subsidiaries. TPG and its subsidiaries are collectively referred to as the "Company". The Company has equity interests in CMG Mortgage Insurance Company ("CMG"), which conducts residential mortgage insurance business; Fairbanks Capital Holding Corp. ("Fairbanks"), a special servicer of single-family residential mortgages; and two financial guaranty reinsurance companies based in Bermuda, RAM Holdings Ltd. and Ram Holdings II Ltd., collectively referred to as "Ram Re". The Company's percentage ownership of CMG, Fairbanks, and Ram Re are 50%, 45.7% and 24.9% respectively, and accordingly, they are accounted for on the equity method of accounting in the Company's consolidated financial statements. All material intercompany transactions and balances have been eliminated in consolidation.

NOTE 2. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business - The Company, through its subsidiaries, primarily writes residential mortgage guaranty insurance, or primary mortgage insurance, and mortgage pool insurance. In addition, the Company writes title insurance through its title insurance subsidiary, APTIC. Primary insurance and pool insurance provide protection to mortgage lenders against losses in the event of borrower default and assist lenders and investors in selling mortgage loans in the secondary market. Title insurance protects the mortgagors and lenders against losses resulting from title defects, liens, and encumbrances in existence as of the effective date of the policy. Significant accounting policies are as follows:

Basis of Accounting - The financial statements have been prepared on the basis of accounting principles generally accepted in the United States ("GAAP"), which vary from statutory accounting practices prescribed or permitted by insurance regulatory authorities. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Investments - The Company has designated its entire portfolio of fixed income and equity securities as available-for-sale. These securities are recorded at fair value with unrealized gains and losses, net of deferred income taxes, and accounted for as a component of accumulated other comprehensive income in shareholders' equity. The Company evaluates its investments regularly to determine whether there are declines in value and whether any such declines meet the definition of other-than-temporary impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities. Market value of a security below cost or amortized cost for two consecutive quarters is a potential indicator of an other-than-temporary impairment. When the Company determines a security has suffered an other-than-temporary impairment, the impairment loss is recognized, to the extent of the decline, as a realized investment loss in the current period's earnings.

The Company's short-term investments have maturities of less than twelve months when purchased and are carried at fair value. Investments in 20% to 50% owned affiliates are accounted for on the equity method of accounting, and investments in less than 20% owned affiliates are accounted for on the cost method of accounting. The Company reports the equity earnings of its unconsolidated affiliates, Fairbanks on a one-month lag and Ram Re on a quarter lag basis. The investment in Fairbanks includes a goodwill component of approximately $27 million. Realized gains and losses on sales of investments are determined on a specific-identification basis. Investment income consists primarily of interest and dividends. Interest income is recognized on an accrual basis and dividend income is recorded on the date of declaration.

Property and Equipment - Property and equipment, including software, are carried at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, ranging from three to ten years. Accumulated depreciation on property and equipment was $70.6 million as of December 31, 2001, $59.3 million as of December 31, 2000 and $51.4 million as of December 31, 1999.

Revenue Recognition - Primary mortgage insurance policies are contracts that are non-cancelable by the insurer, are renewable at a fixed price at the insured's option, and provide payment of premiums on a monthly, annual or single basis. Upon renewal by the insured, the Company is not able to re-underwrite or re-price its policies. SFAS No. 60, Accounting and Reporting for Insurance Enterprises, specifically excludes mortgage guaranty insurance from its guidance relating to the earning of insurance premiums. Premiums written on a monthly basis are earned as coverage is provided. Monthly premiums accounted for approximately 63% of gross premiums written in 2001, compared with 66% in 2000 and 61% in 1999. Premiums written on an annual premium basis are amortized on a monthly pro rata basis over the year of coverage. Premiums written on policies covering more than one year, or single premium policies, are initially deferred as unearned premiums and earned over the expected life of the policy, a range of seven to eight years. Rates used to determine the earning of single premiums are estimates based on the expiration of risk. Accordingly, the unearned premiums represent the portion of premiums written that is applicable to the estimated unexpired risk of insured policies.

In 2001, the Company refined the loss reserve estimation process of its international operations to be based upon a default model consistent with U.S. subsidiaries. In connection with the refinement in the provisioning policy and premium earning estimates, the Company updated the assumptions used to determine the rates of premiums earned and shortened the duration of the expected policy life of single premium products, which resulted in an acceleration of earnings in the first two years. The new methodology and estimates are consistent with those applied to the U.S. operations.

Title insurance premiums are recognized as revenue on the effective date of the title insurance policy. Fee income of the non-insurance subsidiaries is earned as the services are provided including contract underwriting. Contract underwriting revenue is recorded in other income.

Deferred Policy Acquisition Costs - The Company defers certain costs in its mortgage insurance operations relating to the acquisition of new insurance and amortizes these costs against related premium revenue in order to match costs and revenues. These costs are primarily associated with the acquisition, underwriting and processing of new business, including contract underwriting and sales related activities. To the extent the Company is compensated by customers for contract underwriting, those underwriting costs are not deferred. Costs related to the issuance of mortgage insurance are initially deferred and reported as deferred policy acquisition costs ("DPAC"). SFAS 60 specifically excludes mortgage guaranty insurance from its guidance relating to the amortization of DPAC. Amortization of these costs for each underwriting year book of business is charged against revenue in proportion to estimated gross profits over a two-year period. The estimates for each underwriting year are updated regularly to reflect actual experience and any changes to key assumptions such as persistency or loss development.

DPAC is summarized as follows:

(Dollars in thousands)                              2001         2000         1999
------------------------------------------------------------------------------------
Beginning DPAC balance                            $ 67,009     $ 69,579     $ 61,605
Policy acquisition costs incurred and deferred      88,179       74,767       88,226
Amortization of deferred costs                     (81,782)     (77,337)     (80,252)
Acquisitions of wholly-owned subsidiaries            4,497           --           --
                                                  --------     --------     --------
Ending DPAC balance                               $ 77,903     $ 67,009     $ 69,579
                                                  ========     ========     ========

Income Taxes - The Company accounts for income taxes using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. The liability method measures the expected future tax consequences of temporary differences at the enacted tax rates applicable for the period in which the deferred asset or liability is expected to be realized or settled. Temporary differences are differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years.

Special Purpose Entities - Certain insurance transactions entered into by PMI Europe require the use of foreign Special Purpose Entities ("SPEs"). These SPEs are wholly-owned subsidiaries of the Company, and accordingly, are consolidated in the Company's financial statements. The Company is not affiliated with any SPEs that qualify for off-balance sheet treatment.

Derivatives - Derivative financial instruments are reported at fair value. Changes in the fair value of derivatives are recorded each period in earnings or other comprehensive income, depending on whether the derivative is designated and effective as part of a hedged transaction, and on the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income are reclassified to earnings in the period which earnings are affected by the underlying hedged item, and the ineffective portion of hedges are recognized in earnings in the current period.

The Company's use of derivative financial instruments is generally limited to reducing its exposure to interest rate risk and currency exchange risk by utilizing interest rate and currency swap agreements that are accounted for as hedges. Hedge accounting requires a high correlation between changes in fair value or cash flows of the derivative instrument and the specific item being hedged, both at inception and throughout the life of the hedge. In 1999, the Company entered into an interest rate swap to hedge interest rate risk associated with the debt obtained to finance the PMI Ltd acquisition. This interest rate swap was terminated in July 2001 when the Company repaid the associated debt, and the termination of the swap resulted in a realized loss of $0.8 million. The Company did not have any derivative instruments as of December 31, 2001.

Foreign currency translation - The financial statements of foreign subsidiaries have been translated into U.S. dollars in accordance with SFAS No. 52, Foreign Currency Translation. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using either the year-end spot exchange rates or historical rates. Revenues and expenses are translated mostly at weighted-average exchange rates. The effects of translating operations with a functional currency other than the reporting currency are reported as a component of accumulated other comprehensive income included in shareholders' equity.

Earnings Per Share - Basic earnings per share ("EPS") excludes dilution and is based on net income available to common shareholders and the weighted-average common shares that are outstanding during the period. Diluted EPS is based on net income available to common shareholders and the weighted-average of dilutive common shares outstanding during the period. Weighted-average dilutive common shares reflect the potential increase of common shares if outstanding securities were converted into common stock, or if contracts to issue common stock, including stock options issued by the Company that have a dilutive impact, were exercised. Net income available to common shareholders is the same for computing basic and diluted EPS. Weighted-average common shares outstanding for the years ended December 31, 2001, 2000 and 1999 are as follows:

                                             2001          2000          1999
--------------------------------------------------------------------------------
Weighted-Average Shares Outstanding
   For basic EPS                          44,443,748    44,253,619    44,893,250
   For diluted EPS                        45,333,984    45,018,501    45,244,060

Stock-Based Compensation - The Company accounts for stock-based compensation to employees and directors using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Under APB 25, compensation cost for stock-based awards is measured as the excess, if any, of the market price of the underlying stock on the grant date over the employees' exercise price of the stock options. As all options have been granted with an exercise price equal to the fair value at the date of the grants, no compensation expense has been recognized for the Company's stock option program. SFAS No. 123, Accounting for Stock-Based Compensation, requires the pro-forma disclosure of net income and earnings per share using the fair value method, and provides that the employers may continue to account for the stock-based compensation under APB 25. The Company adopted the pro-forma disclosure requirements of SFAS 123 and details are disclosed in Note 16, Incentive Plans.

Reclassifications - Certain items in the prior period's financial statements have been reclassified to conform to the current period's presentation.

NOTE 3. NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under SFAS 141, the use of the pooling-of-interest method is no longer permitted for all business combinations initiated after June 30, 2001, and the purchase method of accounting is required. Under SFAS 142, goodwill and intangible assets deemed to have an indefinite useful life will no longer be amortized but will be subject to an annual review for impairment.

The Company adopted SFAS 142 effective January 1, 2002, and wrote off the remaining balance of the negative goodwill, recorded in connection with the purchase of PMI Ltd in 1999, of $7.6 million as a change in accounting method.

NOTE 4. ACQUISITIONS

In September 2001, the Company completed its acquisition of CGU Lenders Mortgage Insurance Limited (renamed PMI Indemnity Limited), an Australian mortgage insurance company. The purchase price of this acquisition remains subject to post-closing adjustments, but is expected to be approximately $41 million. The acquisition was accounted for under the purchase method of accounting and there was no related goodwill. PMI Indemnity Limited's operations are being merged into the Company's existing Australian subsidiary, and its financial results were included in the Company's fourth quarter results of operations.

In December 1999, the Company acquired all of the outstanding common stock of Pinebrook Mortgage Insurance Company ("Pinebrook"), which was a wholly-owned subsidiary of Allstate Insurance Company

("Allstate"), for $22.6 million in cash. The purchase price approximated the book value of Pinebrook, which did not differ significantly from fair value. This transaction was accounted for under the purchase method of accounting.

In August 1999, the Company acquired all of the outstanding common stock of PMI Ltd for approximately $78.3 million. The acquisition was accounted for under the purchase method of accounting. The excess of the estimated fair value of net assets acquired over the purchase price of approximately $22 million was recorded as negative goodwill to be amortized over eight years. The remaining balance of this negative goodwill has been written off upon the Company's adoption of SFAS 142 effective January 1, 2002.

The pro-forma unaudited results of operations for the year ended December 31, 1999, assuming the purchase of PMI Ltd had been consummated as of January 1, 1999, are as follows:

(Dollars in thousands, except per share amounts)                          1999
--------------------------------------------------------------------------------
Revenues                                                                $692,585
Net income                                                               220,679
Basic net income per common share                                           4.92
Diluted net income per common share                                         4.87

NOTE 5. INVESTMENTS

Fair Values and Net Unrealized Gains and Losses on Investments - The cost or amortized cost, estimated fair value, based on quoted market prices, and net unrealized gains and losses on investments are shown in the table below:

                                                      Cost or                        Gross Unrealized          Net
                                                     Amortized        Fair        ----------------------    Unrealized
(Dollars in thousands)                                 Cost           Value         Gains       (Losses)  Gains/(Losses)
------------------------------------------------------------------------------------------------------------------------
December 31, 2001:
Fixed income securities
  U.S. government and agencies                      $   73,127     $   72,249     $  1,774     $ (2,652)     $   (878)
  Mortgage-backed securities                           112,301        113,666        1,386          (21)        1,365
  Municipal bonds                                    1,418,805      1,487,335       77,325       (8,795)       68,530
  Corporate bonds                                      405,881        405,625        5,427       (5,683)         (256)
                                                    ----------     ----------     --------     --------      --------
    Total fixed income securities                    2,010,114      2,078,875       85,912      (17,151)       68,761
Equity securities
  Common stocks                                         53,015         69,264       19,553       (3,304)       16,249
  Preferred stocks                                      89,192         92,266        3,741         (667)        3,074
                                                    ----------     ----------     --------     --------      --------
    Total equity securities                            142,207        161,530       23,294       (3,971)       19,323
Investments in affiliates                              203,883        204,886        1,059          (56)        1,003
Short-term investments                                 135,058        137,469        2,417           (6)        2,411
                                                    ----------     ----------     --------     --------      --------
       Total                                        $2,491,262     $2,582,760     $112,682     $(21,184)       91,498
                                                    ==========     ==========     ========     ========
       Deferred income taxes                                                                                  (32,349)
                                                                                                             --------
       Unrealized gains, net of deferred taxes                                                               $ 59,149
                                                                                                             ========

December 31, 2000:
Fixed income securities
  U.S. government and agencies                      $   42,189     $   43,512     $  2,173     $   (850)     $  1,323
  Mortgage-backed securities                            59,399         59,576          331         (154)          177
  Municipal bonds                                    1,268,775      1,349,160       82,692       (2,307)       80,385
  Corporate bonds                                      165,928        161,082        2,400       (7,246)       (4,846)
                                                    ----------     ----------     --------     --------      --------
    Total fixed income securities                    1,536,291      1,613,330       87,596      (10,557)       77,039
Equity securities
  Common stocks                                         53,315         81,726       32,543       (4,132)       28,411
  Preferred stocks                                     108,743        111,743        3,216         (216)        3,000
                                                    ----------     ----------     --------     --------      --------
    Total equity securities                            162,058        193,469       35,759       (4,348)       31,411
Investments in affiliates                              130,747        131,849        1,102           --         1,102
Short-term investments                                 139,470        139,577          113           (6)          107
                                                    ----------     ----------     --------     --------      --------
      Total                                         $1,968,566     $2,078,225     $124,570     $(14,911)      109,659
                                                    ==========     ==========     ========     ========
      Deferred income taxes                                                                                   (39,179)
                                                                                                             --------
      Unrealized gains, net of deferred taxes                                                                $ 70,480
                                                                                                             ========

The difference between the cost and fair value of the investments in affiliates reflects the Company's shares of net unrealized gains and losses on the affiliates' investment portfolio. The stated fair value does not represent the fair value of the affiliates' common stock held by the Company.

Included in the Company's short-term investments is commercial paper with a face value of $10.0 million issued by Pacific Gas and Electric Company ("PG&E"), which is currently in default. In the second quarter of 2001, the Company determined that the investment's $3.2 million decline in market value was an other-than-temporary impairment as prescribed in SFAS 115, and recognized a realized loss of $3.2 million. Subsequently, the Company recorded an unrealized gain of $2.4 million due to the increase in the fair value of this investment during the second half of 2001.

Scheduled Maturities - The following table set forth the amortized cost and fair value of fixed income securities by contractual maturity at December 31, 2001:

                                                      Amortized          Fair
(Dollars in thousands)                                  Cost             Value
--------------------------------------------------------------------------------
Due in one year or less                              $   54,675       $   54,800
Due after one year through five years                   316,837          319,087
Due after five years through ten years                  354,588          358,884
Due after ten years                                   1,171,713        1,232,438
Mortgage-backed securities                              112,301          113,666
                                                     ----------       ----------
   Total fixed income securities                     $2,010,114       $2,078,875
                                                     ==========       ==========

Actual maturities may differ from those scheduled as the result of calls or prepayments by the issuers prior to the maturity.

Investment Income - Investment income consists of:

(Dollars in thousands)                        2001          2000         1999
--------------------------------------------------------------------------------
Fixed income securities                    $ 109,425     $  94,794     $ 82,256
Equity securities                             10,785         4,841        2,400
Investments in affiliates                     18,153        11,643        7,061
Short-term investments                        13,055         9,223        4,793
                                           ---------     ---------     --------
   Investment income before expenses         151,418       120,501       96,510
   Investment expense                         (1,431)       (1,302)      (1,368)
                                           ---------     ---------     --------
   Net investment income                   $ 149,987     $ 119,199     $ 95,142
                                           =========     =========     ========

Realized Investment Gains and Losses - Net realized gains and losses on investments are composed of:

(Dollars in thousands)                          2001         2000         1999
--------------------------------------------------------------------------------
Fixed income securities
  Gross gains                                 $ 11,129     $  1,657     $   535
  Gross losses                                  (1,722)      (9,734)     (3,610)
                                              --------     --------     -------
    Net gains (losses)                           9,407       (8,077)     (3,075)
Equity securities:
  Gross gains                                   12,503       17,768       7,210
  Gross losses                                 (18,698)      (9,474)     (3,636)
                                              --------     --------     -------
    Net gains (losses)                          (6,195)       8,294       3,574
Short-term investments
  Gross gains                                       --          453          10
  Gross losses                                  (3,201)        (238)         --
                                              --------     --------     -------
    Net gains (losses)                          (3,201)         215          10
                                              --------     --------     -------
Net realized gains before income taxes              11          432         509
Income taxes                                        (4)        (151)       (178)
                                              --------     --------     -------
Total realized gains after income taxes       $      7     $    281     $   331
                                              ========     ========     =======

Unrealized Investment Gains and Losses - The change in net unrealized gains and losses consists of:

(Dollars in thousands)                                             2001         2000         1999
---------------------------------------------------------------------------------------------------
Fixed income securities                                          $ (6,559)    $ 53,948     $(61,376)
Equity securities                                                  (7,048)      (5,586)       8,758
Investments in affiliates                                            (101)       1,905       (1,662)
Short-term investments                                              2,377           27            4
                                                                 --------     --------     --------
   Change in unrealized gains (losses), net of deferred taxes     (11,331)      50,294      (54,276)
   Realized gains, net of income taxes                                  7          281          331
                                                                 --------     --------     --------
   Total                                                         $(11,324)    $ 50,575     $(53,945)
                                                                 ========     ========     ========

Investment Concentrations and Other Items - The Company maintains a diversified portfolio of municipal bonds. The following states represent the largest concentrations in the municipal bond portfolio, expressed as a percentage of the carrying value of all municipal bond holdings. Holdings in states that exceed 5% of the municipal bond portfolio at December 31, for the respective years are presented below:

                                                             2001          2000
--------------------------------------------------------------------------------
Illinois                                                     16.5%         14.1%
Texas                                                        12.8          12.6
Washington                                                   10.8          11.2
New York                                                      8.8           9.7
Massachusetts                                                 7.7           7.5
District of Columbia                                          5.7           4.2

At December 31, 2001, fixed income and short-term securities with a market value of $19.6 million were on deposit with regulatory authorities as required by law.

NOTE 6. LOSSES AND LOSS ADJUSTMENT EXPENSES RESERVES

The reserves for losses and loss adjustment expenses ("LAE") are the estimated claim settlement on notices of default that have been received by the Company, as well as loan defaults that have been incurred but have not been reported by the lenders. SFAS 60 specifically excludes mortgage guaranty insurance from its guidance relating to the reserves for losses. Consistent with industry accounting practices, the Company does not establish loss reserves for future claims on insured loans that are not currently in default. The Company establishes loss reserves on a case-by-case basis when insured loans are identified as currently in default using estimated claim rates and average claim sizes for each report year, net of salvage recoverable. The Company also reserves for defaults that have been incurred but have not been reported to the Company prior to the close of an accounting period, using estimated claim rates and claim sizes for the estimated number of defaults not reported.

The Company's reserving process is based upon the assumptions of past experience, adjusted for the anticipated effect of current economic conditions and projected future economic trends, including the real estate market, housing values, unemployment rates and their effect on recent claim rates and claim severity. Therefore, the reserves are necessarily based on estimates and the ultimate liability may vary from such estimates. Management regularly reviews the evaluation of the loss reserves utilizing current information and updates the assumptions in the estimation process accordingly. Any resulting adjustments are reflected in the current period's earnings. Management believes that the reserves for losses and loss adjustment expenses at December 31, 2001 were appropriately established on an aggregate basis and were adequate to cover the ultimate net cost of settling reported and unreported claims.

The following table provides a reconciliation of the beginning and ending reserves for losses and loss adjustment expenses for each of the last three years:

(Dollars in thousands)                                          2001          2000          1999
--------------------------------------------------------------------------------------------------
Balance at January 1                                         $ 295,089     $ 282,000     $ 215,259
Reinsurance recoverable                                         (9,211)      (11,435)       (6,782)
                                                             ---------     ---------     ---------
Net balance at January 1                                       285,878       270,565       208,477
Losses and loss adjustment expenses incurred (principally
   with respect to defaults occurring in)
    Current year                                               242,493       191,904       159,293
    Prior years                                               (124,445)      (88,825)      (46,611)
                                                             ---------     ---------     ---------
      Total incurred                                           118,048       103,079       112,682
Losses and loss adjustment expenses payments (principally
   with respect to defaults occurring in)
    Current year                                                (8,723)       (4,825)       (1,798)
    Prior years                                                (91,554)      (82,941)      (96,890)
                                                             ---------     ---------     ---------
      Total payments                                          (100,277)      (87,766)      (98,688)
Acquisitions of wholly-own subsidiaries                          4,873            --        48,094
                                                             ---------     ---------     ---------
Net balance at December 31                                     308,522       285,878       270,565
Reinsurance recoverable                                          6,068         9,211        11,435
                                                             ---------     ---------     ---------
Balance at December 31                                       $ 314,590     $ 295,089     $ 282,000
                                                             =========     =========     =========

The increase in 2001 losses and loss adjustment expenses incurred was due, in part, to the economic downturn in 2001 and corresponding increases in claims paid. Primary insurance default inventory increased from 18,093 at December 31, 2000 to 25,907 at December 31, 2001. The default rate was

2.86% at year-end 2001 compared to 2.21% at year-end 2000. Generally it takes approximately twelve months from the receipt of a default notice to result in a claim payment; therefore, most losses paid related to default notices received in prior years. The provision for losses and loss adjustment expenses for default events in prior years decreased by $124.4 million in 2001 and $88.8 million in 2000, due primarily to the impact of favorable real estate market and home prices on lost mitigation activities.

NOTE 7. INCOME TAXES

The components of income tax expense are as follows:

(Dollars in thousands)                         2001          2000         1999
--------------------------------------------------------------------------------
 Current                                     $ 40,969      $ 37,565      $ 6,942
 Deferred                                      91,392        76,089       78,678
                                             --------      --------      -------
      Total income tax expense               $132,361      $113,654      $85,620
                                             ========      ========      =======

The components of the income tax expense for 2001 included a foreign provision for current tax expense of $15.1 million and a deferred tax benefit of $1.0 million primarily related to PMI Australia and PMI Europe. The Company paid income taxes of $11.6 million in 2001, $12.5 million in 2000 and $10.5 million in 1999.

Section 832(e) of the Internal Revenue Code permits mortgage guaranty insurers to deduct, within certain limitations, additions to statutory contingency reserves. This provision allows mortgage guaranty insurers to increase statutory unassigned surplus through the purchase of non-interest bearing "tax and loss bonds" from the federal government. The tax and loss bonds purchased are limited to the tax benefit of the deduction for additions to the contingency reserves. The Company purchased tax and loss bonds of $99.0 million in 2001, $103.4 million in 2000 and $73.5 million in 1999.

The components of the deferred income tax assets and liabilities at December 31 are as follows:

(Dollars in thousands)                                      2001          2000
--------------------------------------------------------------------------------
Deferred tax assets:
   Discount on loss reserves                              $  8,658      $  6,597
   Unearned premium reserves                                   179         1,265
   Alternative minimum tax credit carryforward              57,289        49,414
   Pension costs and deferred compensation                   9,221         6,302
   Other assets                                             14,866         8,625
                                                          --------      --------
      Total deferred tax assets                             90,213        72,203

Deferred tax liabilities:
   Statutory contingency reserves                           63,626        61,905
   Deferred policy acquisition costs                        23,218        22,154
   Unrealized gains on investments                          33,944        36,976
   Equity earnings of unconsolidated affiliates             10,723         6,640
   Other liabilities                                        22,554        19,509
                                                          --------      --------
      Total deferred tax liabilities                       154,065       147,184
                                                          --------      --------

Net deferred tax liability                                $ 63,852      $ 74,981
                                                          ========      ========

A reconciliation of the statutory federal income tax rate to the effective tax rate reported on income before income taxes is shown in the following table:

                                                  2001        2000        1999
--------------------------------------------------------------------------------
Statutory federal income tax rate                 35.0%       35.0%       35.0%
Tax-exempt interest                               (5.2)       (6.0)       (6.8)
State income tax                                   0.4         0.4         0.5
Foreign income tax                                (1.0)       (0.3)        0.2
Other                                              0.9         1.3         0.6
                                                ------      ------      ------
      Effective income tax rate                   30.1%       30.4%       29.5%
                                                ======      ======      ======

NOTE 8. BUSINESS SEGMENTS

The Company's reportable operating segments include U.S. Mortgage Insurance, International Mortgage Insurance and Title Insurance. The Other segment includes the income and expenses of TPG, PMI Mortgage Services Co. and an inactive broker-dealer.

Transactions between segments are not significant. The Company evaluates performance primarily based on segment net income. The following tables present information for reported segment income or loss and segment assets as of and for the periods indicated:

                                                                      Year Ended December 31, 2001
                                                  U.S.        International
                                                Mortgage        Mortgage         Title                       Consolidated
(Dollars in thousands)                          Insurance       Insurance      Insurance        Other           Total
-------------------------------------------------------------------------------------------------------------------------
Premiums earned, investment income
  and other income                             $   650,685      $  73,889      $ 162,528      $  49,861      $   936,963
Losses and loss adjustment expenses               (102,856)        (9,287)        (5,905)            --         (118,048)
Other underwriting and operating expenses         (137,207)       (11,515)      (141,929)       (59,546)        (350,197)
Interest expense                                       (46)        (1,533)            --        (20,173)         (21,752)
                                               -----------      ---------      ---------      ---------      -----------
Income (loss) before income taxes                  410,576         51,554         14,694        (29,858)         446,966
Income (tax) benefit                              (127,521)       (13,798)        (5,294)        11,665         (134,949)
Extraordinary loss on early extinguishment
  of debt, net of income tax benefit                    --             --             --         (4,805)          (4,805)
                                               -----------      ---------      ---------      ---------      -----------
Net income (loss)                              $   283,054      $  37,756      $   9,400      $ (22,998)     $   307,212
                                               ===========      =========      =========      =========      ===========

Total assets                                   $ 2,087,600      $ 415,518      $  63,662      $ 423,172      $ 2,989,952
                                               ===========      =========      =========      =========      ===========

                                                                      Year Ended December 31, 2000
                                                  U.S.        International
                                                Mortgage        Mortgage         Title                       Consolidated
(Dollars in thousands)                          Insurance       Insurance      Insurance        Other           Total
-------------------------------------------------------------------------------------------------------------------------
Premiums earned, investment income
  and other income                             $   599,850      $  38,517      $ 105,907      $  18,298      $   762,572
Losses and loss adjustment expenses                (95,308)        (5,684)        (2,087)            --         (103,079)
Other underwriting and operating expenses         (131,700)        (7,220)       (94,302)       (33,885)        (267,108)
Interest expense                                       (19)        (2,705)            --        (15,795)         (18,519)
                                               -----------      ---------      ---------      ---------      -----------
Income (loss) before income tax expense            372,823         22,908          9,518        (31,382)         373,866
Income tax benefit (expense)                      (114,234)        (6,501)        (3,274)        10,355         (113,654)
                                               -----------      ---------      ---------      ---------      -----------
Net income (loss)                              $   258,588      $  16,407      $   6,244      $ (21,027)     $   260,212
                                               ===========      =========      =========      =========      ===========

Total assets                                   $ 2,052,814      $ 174,006      $  53,275      $ 112,562      $ 2,392,657
                                               ===========      =========      =========      =========      ===========

                                                                      Year Ended December 31, 1999
                                                  U.S.        International
                                                Mortgage        Mortgage         Title                       Consolidated
(Dollars in thousands)                          Insurance       Insurance      Insurance        Other           Total
-------------------------------------------------------------------------------------------------------------------------
Premiums earned, investment income
  and other income                             $   531,824      $  15,902      $ 101,778      $  20,620      $   670,124
Losses and loss adjustment expenses               (110,465)        (1,213)        (1,004)            --         (112,682)
Other underwriting and operating expenses         (134,264)        (3,168)       (88,244)       (24,815)        (250,491)
Interest expense                                        (3)        (1,307)            --        (15,555)         (16,865)
                                               -----------      ---------      ---------      ---------      -----------
Income (loss) before income tax expense            287,092         10,214         12,530        (19,750)         290,086
Income tax benefit (expense)                       (88,628)        (3,469)        (4,422)        10,899          (85,620)
                                               -----------      ---------      ---------      ---------      -----------
Net income (loss)                              $   198,464      $   6,745      $   8,108      $  (8,851)     $   204,466
                                               ===========      =========      =========      =========      ===========

Total assets                                   $ 1,764,125      $ 182,586      $  46,484      $ 107,567      $ 2,100,762
                                               ===========      =========      =========      =========      ===========

Included in the results of international mortgage insurance are the results of the Australian and European operations. We commenced operations in Europe in February 2001. The Australian operating results for 2000 reflect eleven months of activity of PMI Ltd due to the one-month lag reporting period, whereas 2001 results reflect thirteen months of activity as we began to report our foreign subsidiaries on the same calendar month as U.S. operations. The Australian operating results for 2001 also includes four months of PMI Indemnity Limited's activity. The 1999 results represent operations from the date of acquisition of PMI Ltd in August 1999.

NOTE 9. LONG-TERM DEBT

Senior Convertible Debentures - In July 2001, the Company issued $360.0 million of 2.50% Senior Convertible Debentures in a private offering to qualified institutional buyers, and subsequently filed a shelf registration statement for the resale of the Debentures and the common stock of TPG issuable upon conversion of the Debentures. The Company has used a portion of the net proceeds of $351.9 million for the repayment or retirement of existing indebtedness and for general corporate purposes. The Debentures are due on July 15, 2021 and bear interest at a rate of 2.50% per annum. The Company pays interest on the Debentures on January 15 and July 15 of each year, beginning January 15, 2002, and additional contingent interest under certain circumstances. The Debentures may be convertible at the registered holders' option, prior to stated maturity, into shares of the Company's common stock at an initial conversion price of $88.31 per share, subject to adjustments in specified circumstances. The Company may redeem some or all of the Debentures on or after July 15, 2006 for a price equal to the principal amount of the Debentures plus any accrued and unpaid interest. The holders may put the Debentures to the Company on July 15, 2004, 2006, 2008, 2111 and 2116. Upon a change of control of the Company, holders may also require the Company, subject to certain conditions, to repurchase all or a portion of the Debentures. The Company may repurchase the Debentures with cash, common stock, or a combination of cash and shares of common stock.

Bank Loan - In August 1999, the Company entered into a credit agreement with Bank of America, N.A. ("Bank"). The Company borrowed $45.8 million (AUD $70.5 million) at a six-month adjustable interest rate which equals the Australia Bank Bill Buying Rate plus a specified margin that is dependent on the TPG's senior debt rating ("Loan"). The proceeds of the Loan were used to finance the acquisition of PMI Ltd. Concurrently, the Company entered into an interest rate swap transaction ("Swap") with the Bank. The Swap effectively fixed the interest rate on the Loan to 7.0%. The net interest effect of the Swap is reported as an adjustment to interest expense. Effective January 1, 2001, upon adoption of SAFS No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company recorded a $1.0 million liability for the fair value of the Swap in the consolidated balance sheet. In July 2001, the Company repaid the Loan in the amount of $35.7 million (AUD $70.5 million). Correspondingly, the

Company terminated the Swap, resulting in a realized loss of $0.8 million. The Company made interest payments on the Loan of $1.5 million in 2001 and $3.0 million in 2000. No interest payments were made during 1999.

Senior Notes - In November 1996, the Company issued unsecured debt securities in the face amount of $100.0 million ("Notes"). The Notes mature and are payable on November 15, 2006 and are not redeemable prior to maturity. No sinking fund is required or provided for prior to maturity. Interest on the Notes is 6.75% and is payable semiannually. In 2001, the Company repurchased $37.1 million of the Notes, resulting in an extraordinary loss of $1.9 million, net of tax. The Company made interest payments on the Notes of $6.5 million in 2001, $6.8 million in 2000 and 1999.

NOTE 10. COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED CAPITAL SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY JUNIOR SUBORDINATED DEFERRABLE INTEREST DEBENTURE OF THE COMPANY

In February 1997, TPG, through a wholly-owned trust, privately issued $100.0 million of 8.309% preferred Capital Securities, Series A (the "Capital Securities"). The Capital Securities are redeemable after February 1, 2007 at a premium or upon occurrence of certain tax events and mature on February 1, 2027. The net proceeds of $99.0 million were used for general corporate purposes, including common stock repurchases and additions to the investment portfolio. The Capital Securities were issued by PMI Capital I ("Issuer Trust"). The sole asset of the Issuer Trust consists of $103.1 million principal amount of a junior subordinated debenture issued by TPG to the Issuer Trust. The subordinated debenture bears interest at the rate of 8.309% per annum and matures on February 1, 2027. The amounts due to the Issuer Trust under the subordinated debenture and the related transactions have been eliminated in the Company's consolidated financial statements. Distributions on the Capital Securities occur on February 1 and August 1 of each year. The obligations of TPG under the subordinated debenture and a related guarantee and expense agreement constitute a full and unconditional guarantee by TPG of the Issuer Trust's obligations under the Capital Securities. The Capital Securities are subject to mandatory redemption under certain circumstances. In 2001, the Company retired $51.5 million of the Capital Securities. The early extinguishment of a portion of this debt resulted in an extraordinary loss of $2.9 million, net of tax. The Company made distribution payments of $7.6 million in 2001, and $8.3 million in 2000 and 1999.

NOTE 11. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The estimated fair value of the liabilities indicated below has been determined by quoted market price.

                                       As of December 31, 2001  As of December 31, 2000
                                       -----------------------  -----------------------
                                        Carrying    Estimated    Carrying    Estimated
(Dollars in thousands)                    Value     Fair Value     Value     Fair Value
---------------------------------------------------------------------------------------
2.50% Senior Convertible Debentures     $360,000     $383,400     $    --     $    --
6.75% Notes                               62,950       66,814      99,609      99,859
8.309% Capital Securities                 48,500       51,161      99,109      94,992
7.0% Bank Loan                                --           --      37,210      39,000

The estimated fair value is based on available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value and, accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange.

A number of the Company's significant assets and liabilities, including deferred policy acquisition costs, property and equipment, loss reserves, unearned premiums and deferred income taxes are not considered financial instruments.

NOTE 12. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases certain office facilities and equipment. Minimum rental payments under non-cancelable operating leases with a remaining term of more than one year as of December 31, 2001 are as follows:

(Dollars in thousands)                                         Lease Commitments
--------------------------------------------------------------------------------
Years ending December 31:
2002                                                                $11,864
2003                                                                  9,859
2004                                                                  7,821
2005                                                                  2,050
2006                                                                  1,429
Thereafter                                                            1,408
                                                                    -------
  Total                                                             $34,431
                                                                    =======

The Company renewed its corporate headquarters lease for 5 years in 1999. In December 2000, the Company executed a purchase agreement for a seven-story commercial building to serve as the new executive offices. The total purchase price was $74.0 million in cash, with an initial deposit of $4.5 million paid on December 29, 2000 and the final progress payment due at closing, which is expected to be in 2002. The Company has made payments of $16.5 million to date and has incurred $3.7 million of other costs and fees relating to the construction of the building, which were included in other assets.

Rent expense for all leases was $12.8 million for 2001, $11.3 million for 2000 and $9.6 million for 1999.

Legal Proceedings - On December 15, 2000, the Company announced that PMI entered into an agreement with the plaintiffs to settle the putative class action litigation captioned Baynham et al. v. PMI Mortgage Insurance Company. PMI denied all facts and allegations in the lawsuit that alleged violations of
Section 8 of the Real Estate Settlement Procedures Act ("RESPA") and other related claims.

To account for the settlement, PMI took an pre-tax charge against fourth quarter 2000 earnings of $5.7 million, which is the estimated settlement less anticipated insurance recovery. In the third quarter of 2001, the Company incurred an additional pre-tax charge of $1.5 million, due to the write off of a portion of the insurance recovery as a result of the insolvency of one of the Company's insurance carriers. The charges are based upon the estimate of the cost of settlement less the estimate of insurance payments the Company will receive from its insurance carriers as reimbursement for costs incurred in connection with its defense and settlement of the action. The Company participated in non-binding mediation with its insurance carriers with respect to the amount of reimbursement without achieving settlement. There can be no assurance that the Company's estimate of the amount of insurance proceeds will be realized and such an event could have an adverse effect on the Company's results of operations.

Various other legal actions and regulatory reviews are currently pending that involve the Company and specific aspects of its conduct of business. In the opinion of management, the ultimate liability in one or more of these actions is not expected to have a material effect on the financial condition or results of operations of the Company.

NOTE 13. REINSURANCE

PMI uses reinsurance to reduce net risk in force, to optimize capital allocation, and to comply with a statutory provision adopted by several states that limits the maximum mortgage insurance coverage to 25% for any single risk. The Company's reinsurance agreements typically provide for a recovery of a proportionate level of claim expenses from reinsurers, and reinsurance recoverable is recorded as assets. As with all reinsurance contracts, the Company remains liable to its policyholders if the reinsurers are unable to satisfy their obligations under the agreements. Reinsurance recoverable and estimates are based on the Company's actuarial analysis of the applicable business. Amounts the Company will ultimately recover could differ materially from amounts recorded in reinsurance recoverable. Reinsurance transactions are recorded in accordance with the provisions of the reinsurance agreements and the accounting guidance provided in SFAB No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts. Reinsurance recoverable on paid losses was $6.1 million at December 31, 2001, $9.2 million at December 31, 2000 and $11.4 million at December 31, 1999. Prepaid reinsurance premiums were $1.6 million in 2001, $1.8 million in 2000 and $1.7 million in 1999.

The majority of the Company's existing reinsurance contracts are captive reinsurance arrangements. Captive reinsurance is a reinsurance product in which a portion of the risk insured by PMI is reinsured with the mortgage originator or investor through an affiliated entity. Ceded premiums for U.S. captive reinsurance accounted for 81% of total ceded premiums written in 2001 compared to 77% in 2000 and 56% in 1999.

In December 1993, PMI ceased writing capital markets pool business ("Old Pool"), except for honoring certain commitments in existence prior to the discontinuation of this business. Concurrently, PMI entered into a reinsurance agreement with Forestview Mortgage Insurance Co. ("Forestview"), a wholly owned subsidiary of Allstate, to cede all future Old Pool premiums and net losses from PMI to Forestview. In July of 1999, PMI and Forestview received regulatory approval of a Recapture Agreement executed in March 1999 to commute the Old Pool reinsurance agreement retroactive to January 1, 1999. The Recapture Agreement also included the commutation of an insignificant second lien primary insurance agreement between the parties.

During 1999, PMI entered into a reinsurance agreement with three reinsurers to provide coverage for a ten-year period in the event of excessive losses on PMI's pool business. PMI paid the reinsurers a one-time premium of $16.4 million. This agreement does not transfer risk as prescribed in SFAS 113, and therefore, is being reported in accordance with SOP 98-7, Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Risk. The expense attributable to the expiration of coverage provided under the contract was $2.1 million in 2001, $2.2 million in 2000 and $1.9 million in 1999.

The effects of reinsurance on premiums written, premiums earned and losses and loss adjustment expenses of the Company's operations for the years ended December 31 are as follows:

(Dollars in thousands)                               2001           2000           1999
-----------------------------------------------------------------------------------------
Premiums written
   Direct                                         $ 821,968      $ 676,777      $ 597,551
   Assumed                                            1,745          2,209          8,999
   Ceded                                            (65,874)       (39,924)       (35,296)
                                                  ---------      ---------      ---------
      Net premiums written                        $ 757,839      $ 639,062      $ 571,254
                                                  =========      =========      =========

Premiums earned
   Direct                                         $ 818,946      $ 671,602      $ 586,590
   Assumed                                            3,954          1,800          6,445
   Ceded                                            (68,129)       (39,040)       (34,412)
                                                  ---------      ---------      ---------
      Net premiums earned                         $ 754,771      $ 634,362      $ 558,623
                                                  =========      =========      =========

Losses and loss adjustment expenses
   Direct                                         $ 119,134      $ 106,301      $ 115,180
   Assumed                                              684           (643)         3,109
   Ceded                                             (1,770)        (2,579)        (5,607)
                                                  ---------      ---------      ---------
      Net losses and loss adjustment expenses     $ 118,048      $ 103,079      $ 112,682
                                                  =========      =========      =========

NOTE 14. DIVIDENDS AND SHAREHOLDERS' EQUITY

Dividends - Under Arizona State insurance law, PMI may pay out of any available surplus account without prior approval of the Director of the Arizona Department of Insurance dividends during any twelve-month period not to exceed the lesser of 10% of policyholders' surplus as of the preceding year end, or the last calendar year's investment income. Other state insurance laws restrict the payment of dividends from the unassigned surplus account only. The laws of Florida limit the payment of dividends by APTIC to TPG in any one year to 10% of available and accumulated surplus derived from net operating profits and net realized investment gains. In addition to the dividend restrictions by state laws, the Company's credit agreements limit the payment of dividends by PMI, insurance regulatory authorities have the ability, directly or indirectly, to limit the payment of dividends to TPG by PMI or by APTIC. In 2001, APTIC declared and paid a cash dividend of $2.5 million to TPG, substantially the full amount of the dividend that can be paid in 2001 without prior permission from the Florida Department of Insurance. In 2001, PMI paid a cash dividend of $50.0 million to TPG, which was approved by the Arizona Department of Insurance.

Preferred Stock - The Company's restated certificate of incorporation authorizes the Board of Directors to issue up to 5,000,000 shares of preferred stock of TPG in classes or series and to set the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the amount payable in the event of voluntary or involuntary liquidation, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. The Company may issue, without the approval of the holders of common stock, preferred stock that has voting, dividend or liquidation rights superior to the common stock, which may adversely affect the rights of holders of common stock.

Pursuant to the Runoff Support Agreement described in Note 18, the Company has agreed that, in the event that Allstate makes a payment contemplated by the Allstate Support Agreements or the Runoff Support Agreement, Allstate will have the right to receive preferred stock of TPG or PMI with a liquidation preference equal to the amount of such payment. Such preferred stock will rank senior in right of payment to the issuer's common stock and, so long as such preferred stock is outstanding, the issuer thereof will be prohibited from paying any dividends or making any other distributions on its common stock.

NOTE 15. BENEFIT PLANS

After one year of service, full-time and part-time employees of the Company participate in The PMI Group, Inc. Retirement Plan ("Plan"), a noncontributory defined benefit plan. The Plan has been funded by the Company to the fullest extent permitted by federal income tax rules and regulations. In addition, certain employees whose earnings exceed $170,000 per year participate in The PMI Group, Inc. Supplemental Employee Retirement Plan, a noncontributory defined benefit plan. Benefits under both plans are based upon the employees' length of service, average annual compensation and estimated social security retirement benefits.

The Company provides certain health care and life insurance benefits for retired employees, referred to as the "OPEB Plan". Generally, qualified employees may become eligible for these benefits if they retire in accordance with the Company's established retirement policy and are continuously insured under the Company's group plans or other approved plans for ten or more years prior to retirement. The Company shares the cost of the retiree medical benefits with retirees based on years of service, and the Company's share is subject to a 5% limit on annual medical cost inflation after retirement. The Company has the right to modify or terminate these plans.

The following table presents certain information with respect to the Company's benefit plans as of December 31:

                                                       Pension Benefits                       Other Benefits
                                              ----------------------------------     -------------------------------
(Dollars in thousands, except percentages)      2001         2000         1999         2001        2000        1999
--------------------------------------------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at January 1               $ 34,624     $ 25,537     $ 18,376     $ 4,814     $ 3,952     $ 4,219
Service cost                                     6,130        5,955        5,443         529         574         578
Interest cost                                    3,098        2,725        1,710         373         410         320
Actuarial loss (gain)                              935        1,614        1,046        (266)        (92)     (1,139)
Benefits paid                                     (803)      (1,207)      (1,038)        (55)        (30)        (26)
                                              --------     --------     --------     -------     -------     -------
Benefit obligation at December 31               43,984       34,624       25,537       5,395       4,814       3,952
                                              --------     --------     --------     -------     -------     -------

Change in plan assets
Fair value of plan assets at January 1          17,136       13,894        8,877          --          --          --
Actual return (loss)  on plan assets            (2,494)       1,296        2,397          --          --          --
Company contribution                             5,864        3,155        3,658          55          30          26
Benefits paid                                     (803)      (1,209)      (1,038)        (55)        (30)        (26)
                                              --------     --------     --------     -------     -------     -------
Fair value of plan assets at December 31        19,703       17,136       13,894          --          --          --
                                              --------     --------     --------     -------     -------     -------

Funded status
Funded (under funded) status of plan
  at December 31                               (24,281)     (17,488)     (11,643)     (5,396)     (4,814)     (3,952)
Unrecognized actuarial loss (gain)               9,129        4,357        2,891      (1,708)     (1,532)     (1,460)
Unrecognized prior service cost                     --           --           --         205         225         245
                                              --------     --------     --------     -------     -------     -------
Accrued and recognized benefit cost           $(15,152)    $(13,131)    $ (8,752)    $(6,899)    $(6,121)    $(5,167)
                                              ========     ========     ========     =======     =======     =======

Components of net periodic benefit cost
Service cost                               $ 6,130      $ 5,955      $ 5,443      $ 529      $ 574      $578
Interest cost                                3,098        2,725        1,710        373        411       320
Expected return on assets                   (1,495)      (1,363)        (893)        --         --        --
Prior service cost amortization                 --           --           --         --         20        20
Actuarial loss (gain) recognized               205          216          234         19        (20)       --
Additional cost                                305           --           --        (90)        --        --
                                           -------      -------      -------      -----      -----      ----
Net periodic benefit cost                  $ 8,243      $ 7,533      $ 6,494      $ 831      $ 985      $918
                                           =======      =======      =======      =====      =====      ====

Weighted-average assumptions
Discount rate                                 7.50%        7.75%        8.00%      7.50%      7.75%     8.00%
Expected return on plan assets                8.50%        8.50%        8.50%       N/A        N/A       N/A
Rate of compensation increase                 5.50%        5.50%        5.50%       N/A        N/A       N/A
Health care cost trend on covered charges       N/A          N/A          N/A       6.00%      6.00%     6.00%

Sensitivity of retiree welfare results. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                               One-Percentage-  One-Percentage-
(In thousands)                                                  Point Increase   Point Decrease
-----------------------------------------------------------------------------------------------
Effect on total of service and interest cost components             $  200            $155
Effect on accumulated post-retirement benefit obligation             1,048             821

Savings and Profit Sharing Plans. All full-time, part-time and certain temporary employees of the Company are eligible to participate in The PMI Group, Inc. Savings and Profit-Sharing Plan ("401(k) Plan"). Eligible employees who participate in the 401(k) Plan receive, within certain limits, matching Company contributions. Costs relating to the 401(k) Plan were $2.7 million for 2001, $2.4 million for 2000 and $2.2 million for 1999. Contract underwriters are covered under The PMI Group, Inc. Alternate 401(k) Plan, under which there are no matching Company contributions.

NOTE 16. INCENTIVE PLANS

Equity Incentive Plan - In 2001, the shareholders approved the amendment of The PMI Group, Inc. Equity Incentive Plan ("Equity Incentive Plan") and The PMI Group, Inc. Stock Plan for Non-Employee Directors ("Directors Plan"), to reflect the merger of the Directors Plan into the Equity Incentive Plan. Pursuant to the merger, the director awards are now made under the Equity Incentive Plan on substantially the same terms and conditions as were in effect under the Director Plan before the plan merger date. The Equity Incentive Plan provides for awards of both non-qualified stock options and incentive stock options, stock appreciation rights, restricted stock subject to forfeiture and restrictions on transfer, and performance awards entitling the recipient to receive cash or common stock in the future following the attainment of performance goals determined by the Board of Directors. Generally, options are granted with an exercise price equal to the market value on the date of grant, expire ten years from the grant date and have a three-year vesting period. The directors' award program provides that each director who is not an employee of the Company receives an annual grant of up to 450 shares of common stock and receives 3,750 shares of stock options annually, after an initial option of up to 6,000 shares. The shares are granted on June 1 of each year or as soon as administratively practicable after each anniversary of the director's commencement of service.

The following is a summary of the stock option activity in the Equity Incentive Plan during 2001, 2000 and 1999:

                                            2001                         2000                          1999
                               ----------------------------  ----------------------------  ----------------------------
                                                Weighted                      Weighted                      Weighted
                                  Shares         Average         Shares        Average        Shares         Average
                               Under Option  Exercise Price  Under Option  Exercise Price  Under Option  Exercise Price
-----------------------------------------------------------------------------------------------------------------------
Outstanding at
     beginning of year           2,078,103       $36.31        1,756,041       $34.41        1,318,388       $36.13
Granted                            751,745        60.52          646,667        39.12          587,256        29.54
Exercised                         (159,039)       33.54         (243,021)       30.63         (102,776)       25.19
Forfeited                          (42,559)       51.96          (81,584)       34.65          (46,827)       42.18
                                 ---------                     ---------                     ---------
Outstanding at end of year       2,628,250        43.15        2,078,103        36.31        1,756,041        34.41
                                 =========                     =========                     =========

Exercisable at year-end          1,141,123       $34.94          827,541       $33.20          746,398       $31.00

Weighted-average fair
  market value of options
  granted during the year               --       $60.52               --       $39.12               --       $29.54

Reserved for future grants       4,498,810           --        1,738,350           --        2,353,469           --

Note: As of December 31, 2001, exercise price for options outstanding ranged from $19.66 to $70.88. The weighted-average remaining contractual life of three options was 7.3 years.

The fair value of stock-based compensation to employees is calculated using the option pricing models that are developed to estimate the fair value of freely tradable and fully transferable options without vesting restrictions, which differ from the Company's stock option program. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect calculated value. The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                               2001          2000          1999
--------------------------------------------------------------------------------
Dividend yield                                 0.28%         0.30%         0.35%
Expected volatility                           36.92%        35.08%        29.66%
Risk-free interest rate                        4.50%         6.14%         5.53%

SFAS 123 requires the pro-forma disclosure of net income and earnings per share using the fair value method. If the computed fair values of the 2001, 2000 and 1999 awards had been amortized to expense over the vesting period of the awards, the Company's net income, basic net income per share and diluted net income per share would have been reduced to the pro-forma amounts indicated below:

(Dollars in thousands, except per share amounts)     2001       2000      1999
--------------------------------------------------------------------------------
Net income:
   As reported                                     $307,212   $260,212  $204,466
   Pro-forma                                        298,444    255,811   201,503

Basic earnings per share:
   As reported                                     $   6.91   $   5.88  $   4.55
   Pro-forma                                           6.72       5.78      4.49

Diluted earnings per share:
   As reported                                     $   6.78   $   5.78  $   4.52
   Pro-forma                                           6.58       5.68      4.45

Equity Stock Purchase Plan - In 1999, the Company adopted The PMI Group, Inc. Employee Stock Purchase Plan ("ESPP"). The ESPP allows eligible employees to purchase shares of the Company's stock at 15% discount of fair market value of the stock at the beginning or ending of each six-month enrollment period, whichever is lower. Under the ESPP, the Company sold approximately 26,693 shares in 2001, 23,638 shares in 2000 and 13,578 shares in 1999. The Company applies APB 25 in accounting for the ESPP. The pro-forma effect on the Company's net income and earnings per share had compensation cost been determined under SFAS 123 was deemed immaterial in 2001.

NOTE 17. STATUTORY ACCOUNTING

The Company's domestic insurance subsidiaries prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by their respective state's Department of Insurance, which is a comprehensive basis of accounting other than GAAP.

The National Association of Insurance Commissioners ("NAIC") revised the NAIC Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual was adopted by the respective states effective January 1, 2001. The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of Arizona. Effective January 1, 2001, the State of Arizona required that insurance companies domiciled in the State of Arizona prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures Manual - Version effective January 1, 2001 subject to any deviations prescribed or permitted by the State of Arizona insurance commissioner.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures Manual are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds, or surplus, at the end of the period in which the change in accounting principle occurs. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the period and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the Company reported an increase in statutory unassigned funds of $6.2 million as of January 1, 2001.

The statutory net income, statutory surplus and contingency reserve liability of PMI as of and for the years ended December 31 are as follows:

(Dollars in thousands)                     2001           2000           1999
--------------------------------------------------------------------------------
Statutory net income                    $  318,989     $  276,946     $  270,301
Statutory surplus                          190,813        159,528        134,133
Contingency reserve liability            1,709,896      1,457,991      1,238,140

Under the insurance laws of the State of Arizona and several other states, mortgage insurers are required to establish a special contingency reserve from unassigned funds, with annual additions equal to 50% of premiums earned for that year. This reserve is required to be maintained for a period of 120 months to protect against the effects of adverse economic cycles. After 120 months, the reserve is released to unassigned funds. In the event an insurer's loss ratio in any calendar year exceeds 35%, however, the insurer may withdraw from its contingency reserve an amount equal to the excess portion of such losses. The Company has not withdrawn from the contingency reserve since the year ended 1997.

The differences between the statutory net income and equity presented above and the consolidated net income and equity presented on a GAAP basis primarily reflect the differences between GAAP and statutory accounting practices as well as the results of operations and equity of other subsidiaries of the Company.

NOTE 18. CAPITAL SUPPORT AGREEMENTS

PMI's claims-paying ratings from certain national rating agencies have been based on various capital support commitments from Allstate ("Allstate Support Agreements"). On October 27, 1994, the Allstate Support Agreements were terminated with respect to policies issued after October 27, 1994, but continue in modified form (as so modified, the "Runoff Support Agreement") for policies written prior to such termination. Under the terms of the Runoff Support Agreement, Allstate may, at its option, either directly pay or cause to be paid, claims relating to policies written during the terms of the respective Allstate Support Agreements if PMI fails to pay such claims or, in lieu thereof, make contributions directly to PMI or TPG. In the event any amounts are paid or contributed, which possibility management believes is remote; Allstate would receive subordinated debt or preferred stock of PMI or TPG in return. No payment obligations have arisen under the Runoff Support Agreement. The Runoff Support Agreement provides PMI with additional capital support for rating agency purposes.

The Runoff Support Agreement contains certain covenants, including covenants that (i) PMI will write no new business after its risk-to-capital ratio equals or exceeds 23 to 1; (ii) PMI will pay no dividends if, after the payment of any such dividend, PMI's risk-to-capital ratio would equal or exceed 23 to 1; and
(iii) on the date that any of the following events occur: (a) PMI's risk-to-capital ratio exceeds 24.5 to 1, (b) Allstate shall have paid any claims relating to PMI policies directly to a policyholder or by paying an amount equal to such claims to PMI, or to TPG for contribution to PMI, pursuant to the Runoff Support Agreement, or (c) any regulatory order is issued restricting or prohibiting PMI from making full or timely payments under policies, PMI will transfer substantially all of its assets in excess of $50.0 million to a trust account established for the payment of claims.

In 1997, PMI entered into a capital support commitment to Duff & Phelps Credit Rating Co. ("Fitch"), under which it agreed to contribute to APTIC amounts necessary to maintain APTIC's capital and surplus at a level no less than 100% of Fitch's risk adjusted capital requirements to attain a Fitch claims paying ability rating of not less than "AA-" at the end of each year. PMI also entered a cancellation agreement with APTIC that provides that, in the event PMI provides notice of its intent to cancel the capital support commitment, APTIC will immediately submit a request to Fitch to be rated on a stand-alone basis and sign an agreement canceling APTIC's rights under the capital support commitment.

In 2001, PMI executed a capital support agreement whereby it agreed to contribute funds, under specified conditions, to maintain CMG's risk-to-capital at or below 18.0 to 1. PMI's obligation under the agreement is limited to an aggregate amount of $37.7 million, exclusive of capital contributions made prior to April 10, 2001. A 1999 CMG capital support agreement was superceded by execution of the new agreement. On December 31, 2001, CMG's risk-to capital ratio was 14.8 to 1.

PMI has entered into capital support agreements with its European and Australian subsidiaries that could require PMI to make additional capital contributions to those subsidiaries in order to maintain their credit ratings. With respect to the European and Australian subsidiaries, the Company guarantees the performance of PMI's capital support agreements.

As of December 31, 2001, the Company was in compliance with all covenants included in its capital support agreements.

NOTE 19. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

A summary of selected quarterly results follows:

                 First Quarter        Second Quarter         Third Quarter         Fourth Quarter
              -------------------   -------------------   -------------------   -------------------
                2001       2000       2001       2000       2001       2000       2001       2000
---------------------------------------------------------------------------------------------------
                                 (Dollars in thousands, except per share amounts)
Revenues      $204,573   $179,418   $216,621   $187,893   $236,817   $195,046   $278,952   $200,211
Net income    $ 71,531   $ 59,990   $ 75,197   $ 64,979   $ 78,344   $ 69,256   $ 82,140   $ 65,983
Basic EPS     $   1.61   $   1.36   $   1.69   $   1.47   $   1.76   $   1.57   $   1.84   $   1.49
Diluted EPS   $   1.59   $   1.34   $   1.66   $   1.45   $   1.72   $   1.53   $   1.81   $   1.46

Earnings per share is computed independently for the quarters presented. Therefore, the sum of the quarterly earnings per share amounts may not equal the total computed for the year.

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
The PMI Group, Inc.

We have audited the accompanying consolidated balance sheets of The PMI Group, Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for the two years then ended. Our audits also included the financial statement schedules as of and for each of the two years ended December 31, 2001 listed in the index at item 14(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. The financial statements of the Company for the year ended December 31, 1999 were audited by other auditors whose report dated January 20, 2000, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The PMI Group, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedules as of and for each of the two years ended December 31, 2001, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Los Angeles, California
January 21, 2002

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of The PMI Group, Inc.:

We have audited the accompanying consolidated statements of operations, cash flows, and shareholders' equity of The PMI Group, Inc. and subsidiaries for the year ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the operations, cash flows and shareholders' equity of The PMI Group, Inc. and subsidiaries for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
San Francisco, California
January 20, 2000